

SYNOPSYS®

Notice of 2013 Annual Meeting of Stockholders
April 3, 2013

Dear Stockholder,

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Synopsys, Inc., a Delaware corporation, which will be held on April 3, 2013, at 8:00 a.m. Pacific Time at our office located at 1030 West Maude Avenue, Sunnyvale, California 94085. We are holding the meeting for the following purposes, which are more fully described in the attached Proxy Statement:

1. To elect nine directors nominated by our Board of Directors to hold office until the next annual meeting of stockholders or until their successors have been elected.
2. To approve our 2006 Employee Equity Incentive Plan, as amended, in order to, among other items, increase the number of shares available for issuance under that plan by 5,000,000 shares.
3. To hold an advisory vote to approve executive compensation.
4. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending November 2, 2013.
5. To consider any other matters that may properly come before the meeting.

All of our stockholders of record at the close of business on February 4, 2013 are entitled to attend and vote at the annual meeting. A list of registered stockholders entitled to vote at the meeting will be available at our office located at 700 East Middlefield Road, Mountain View, California 94043, for ten days prior to the meeting and at the meeting location during the meeting.

Whether or not you plan to attend the annual meeting, we urge you to cast your vote. For most items being put to a vote, if you do not provide voting instructions via the Internet, by telephone, or by returning the proxy card or voting instruction card, your shares will not be voted. Please vote as promptly as possible. Every stockholder vote is important.

Sincerely yours,

Brian E. Cabrera
Vice President, General Counsel and Corporate Secretary

Mountain View, California
February 15, 2013

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting to Be Held on April 3, 2013

The Proxy Statement and our 2012 Annual Report on Form 10-K will be available at *http://materials.proxyvote.com/871607* on or about February 19, 2013.

Table of Contents

SYNOPSYS®

Proxy Statement for the 2013 Annual Meeting of Stockholders To be Held April 3, 2013

We are providing these proxy materials to you in connection with Synopsys' 2013 Annual Meeting of Stockholders to be held on Wednesday, April 3, 2013 at 8:00 a.m. Pacific Time at our office located at 1030 West Maude Avenue, Sunnyvale, California 94085 (referred to in this Proxy Statement as the Annual Meeting).

This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

About the Annual Meeting

Q: Why did I receive a notice about Synopsys, Inc.'s proxy materials?

A: Since you owned common stock of Synopsys, Inc. at the close of business on February 4, 2013, the Record Date, you are considered a stockholder. Our Board of Directors is soliciting proxies for the Annual Meeting. Accordingly, we are providing you with access to our proxy materials in order to solicit your vote at the Annual Meeting.

The Notice of Internet Availability of Proxy Materials, this Proxy Statement, the accompanying proxy card or voting instruction form and our 2012 Annual Report on Form 10-K were distributed and made available on or about February 19, 2013.

Q: Why did I receive a two-page notice instead of the proxy materials themselves and how can I get the materials?

A: We are pleased to continue to take advantage of the Securities and Exchange Commission rule that allows companies to furnish proxy materials to their stockholders over the Internet. As a result, we are mailing to most of our stockholders a two-page Notice of Availability of Proxy Materials instead of a printed copy of all of the proxy materials. The Notice of Availability of Proxy Materials you received provides instructions on how to access and review our proxy materials and submit your vote on the Internet and also instructs you on how to request a printed copy of our proxy materials. We believe this process of sending a two-page notice reduces the environmental impact of printing and distributing hard copy materials and lowers our costs of printing and distributing the materials.

Q: Why did I receive a full set of proxy materials in the mail instead of a two-page notice?

A: If you previously requested printed copies of the proxy materials, we have provided you with printed copies of the proxy materials instead of a two-page Notice of Availability of Proxy Materials. If you would like to reduce the environmental impact and the costs incurred by us in mailing proxy materials, you may elect to receive all future proxy materials electronically via email or the Internet.

To sign up for electronic delivery, please follow the instructions to vote using the Internet provided with your proxy materials and on your proxy card or voting instruction form, and, when prompted, indicate that you agree to receive or access stockholder communications electronically in the future.

Q: What proposals will be presented at the Annual Meeting and what are the voting recommendations of the Board of Directors?

A: The proposals that will be presented at the Annual Meeting and our Board's voting recommendations are set forth in the table below:

Proposal	Board's Voting Recommendation
1. To elect nine directors nominated by our Board of Directors to hold office until the next annual meeting of stockholders or until their successors have been elected	**For all nominees**
2. To approve our 2006 Employee Equity Incentive Plan, as amended, in order to, among other items, increase the number of shares available for issuance under that plan by 5,000,000 shares	**For**
3. Advisory vote to approve executive compensation	**For**
4. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending November 2, 2013	**For**

We will also consider any other business that properly comes before the Annual Meeting. As of the Record Date, we are not aware of any other matters to be submitted for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the enclosed proxy card or voting instruction form will vote the shares they represent using their best judgment.

Q: When and where will the Annual Meeting be held?

A: The Annual Meeting will be held on April 3, 2013, at 8:00 a.m. Pacific Time at our office located at 1030 West Maude Avenue, Sunnyvale, California 94085. A map and directions are provided on the back of this Proxy Statement.

Q: How can I attend the Annual Meeting?

A: You will be admitted to the Annual Meeting if you were a Synopsys stockholder or joint holder as of the close of business on February 4, 2013, or you have authority to vote under a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, your name will be verified against the list of stockholders of record prior to admittance to the Annual Meeting. If you are a beneficial owner, you should provide proof of beneficial ownership on the Record Date, such as an account statement covering February 4, 2013, a copy of the voting instruction form provided by your broker, trustee, or nominee, or other similar evidence of ownership. If you are a stockholder who is a natural person and not an entity, you and your immediate family members will be admitted to the Annual Meeting, provided you and they comply with the above procedures.

Q: Who can vote?

A: If you are a stockholder of record or a beneficial owner who owned our common stock at the close of business on the Record Date of February 4, 2013, you are entitled to attend and vote at the Annual Meeting. For further details on how to vote, please see the questions below. As of the Record Date, 151,997,456 shares of our common stock were outstanding and entitled to vote. You are entitled to one vote for each share of common stock you held on the Record Date. The names of stockholders of record entitled to vote at the Annual Meeting will be available to stockholders entitled to vote for ten days prior to the Annual Meeting for any purpose relevant to the Annual Meeting. This list can be viewed between the hours of 9:00 a.m. and 5:00 p.m. at our principal executive offices at 700 East Middlefield Road, Mountain View, California 94043.

Whether or not you plan to attend the Annual Meeting, we urge you to submit your proxy.

Q: What is the difference between a stockholder of record and a beneficial owner?

A: *Stockholder of Record:* If on the Record Date your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are a stockholder of record.

Beneficial Owner: If on the Record Date your shares were held through a broker, bank, or other agent and not in your name, then you are the beneficial owner of our common stock. If you are a beneficial owner, your shares are held in street name, as is the case for most of our stockholders.

Q: How can I vote if I am a stockholder of record?

A: There are four ways to vote:

- *In person.* If you are a stockholder of record, you may vote in person at the Annual Meeting. We will provide a ballot to you when you arrive.
- *Via the Internet.* You may vote by proxy via the Internet by following the instructions provided in the proxy card or Notice of Availability of Proxy Materials.
- *By Telephone.* If you received printed copies of the proxy materials, you may vote by proxy by calling the toll free number found on the proxy card. If you only received a Notice of Availability of Proxy Materials and wish to vote by proxy over the telephone, you may do so by first requesting printed copies of the proxy materials by mail by following the instructions in the Notice of Availability of Proxy Materials and then calling the toll free number found on the proxy card.
- *By Mail.* If you received printed copies of the proxy materials, you may vote by proxy by filling out the proxy card and sending it back in the envelope provided. If you only received a Notice of Availability of Proxy Materials and wish to vote by proxy via mail, you may do so by first requesting printed copies of the proxy materials by mail by following the instructions in the Notice of Availability of Proxy Materials and then filling out the proxy card and sending it back in the envelope provided.

Whether or not you plan to attend the meeting, we urge you to vote by proxy.

Q: How can I vote if I am the beneficial owner?

A: There are four ways to vote:

- *In person.* If you are a beneficial owner and you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from the organization that holds your shares. Please contact that organization for instructions regarding obtaining a legal proxy.
- *Via the Internet.* You may vote by proxy via the Internet by following the instructions provided in the voting instruction form or Notice of Availability of Proxy Materials.
- *By Telephone.* If you received printed copies of the proxy materials, you may vote by proxy by calling the toll free number found on the voting instruction form. If you only received a Notice of Availability of Proxy Materials and wish to vote by proxy over the telephone, you may do so by first requesting printed copies of the proxy materials by mail by following the instructions in the Notice of Availability of Proxy Materials and then calling the toll free number found on the voting instruction form.
- *By Mail.* If you received printed copies of the proxy materials, you may vote by proxy by filling out the voting instruction form and sending it back in the envelope provided. If you only received a Notice of Availability of Proxy Materials and wish to vote by proxy via mail, you may do so by first requesting printed copies of the proxy materials by mail by following the instructions in the Notice of Availability of Proxy Materials and then filling out the voting instruction form and sending it back in the envelope provided.

As a beneficial owner, you are also invited to attend the Annual Meeting. However, since you are not a stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a legal proxy from the organization that holds your shares.

Q: What votes can I cast for the proposals?

A: With respect to Proposal 1, you may either vote "For" all the nominees to our Board of Directors or you may "Withhold" your vote for any nominee you specify. With respect to Proposals 2, 3, and 4, you may vote "For" or "Against", or "Abstain" from voting. An abstention will not be counted as either a vote cast "For" or "Against" Proposals 2, 3, and 4.

Q: What if I don't give specific voting instructions?

A: If you indicate a choice on your proxy on a particular matter to be acted upon, the shares will be voted as indicated. If you are a stockholder of record and you return a signed proxy card but do not indicate how you wish to vote, the proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. If you do not return the proxy card, your shares will not be voted and will not be deemed present for the purpose of determining whether a quorum exists.

If you are a beneficial owner and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on routine proposals but may not vote on non-routine proposals. As a beneficial owner, you will not be deemed to have voted on such non-routine proposals. The shares that cannot be voted by brokers on non-routine matters are called broker non-votes. Broker non-votes will be deemed present at the Annual Meeting for purposes of determining whether a quorum exists for the Annual Meeting. Broker non-votes will make a quorum more readily obtainable but will not otherwise affect the outcome of the vote of any proposal.

Q: Which proposals in this Proxy Statement are considered "routine" or "non-routine"?

A: The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2013 (Proposal 4) is a matter considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to exist in connection with Proposal 4.

The election of directors (Proposal 1), the proposal to approve our 2006 Employee Equity Incentive Plan, as amended (Proposal 2), and the advisory vote to approve executive compensation (Proposal 3) are matters considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non-votes on Proposals 1, 2, and 3.

Q: What if I change my mind and want to revoke my proxy?

A: If you are a stockholder of record, you may revoke your proxy at any time before the Annual Meeting by delivering a written notice of revocation or a duly executed proxy card bearing a later date to our principal executive offices at 700 East Middlefield Road, Mountain View, California 94043, attention Corporate Secretary. Such notice or later dated proxy must be received by us prior to the Annual Meeting. You may also revoke your proxy by attending the Annual Meeting and voting in person.

If you are a beneficial owner, please contact your broker, bank or other agent for instructions on how to revoke your proxy.

Q: What is a quorum?

A: We need a quorum of stockholders to hold our Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote as of the Record Date are represented at the Annual Meeting either in person or by proxy. Your shares will be counted towards the quorum only if a valid proxy or vote is submitted. Stockholders who vote "Abstain" on any proposal and discretionary votes by brokers, banks and related agents on routine proposals will be counted towards the quorum requirement.

Q: **Who is paying for this solicitation?**

A: Synopsys will bear the cost of soliciting proxies. We have retained D.F. King & Co., Inc. to assist us in soliciting proxies, for which we will pay D.F. King & Co., Inc. a fee of approximately $11,500 plus out-of-pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to such beneficial owners. We will furnish copies of solicitation material to such brokerage firms and other representatives. Proxies may also be solicited personally or by telephone, facsimile or email by our directors, officers and employees without additional compensation.

Q: **I received notice that communications to my address are being householded. What does that mean?**

A: The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (for example, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or Notice of Availability of Proxy Materials addressed to those stockholders. A number of brokers with account holders who are our stockholders "household" our proxy materials in this manner. If you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, 2012 Annual Report on Form 10-K or Notice of Availability of Proxy Materials, please notify your broker and our investor relations department in writing at 700 East Middlefield Road, Mountain View, California 94043, by email at *invest-info@synopsys.com* or by telephone at (650) 584-4257. If you currently receive multiple copies of the Notice of Availability of Proxy Materials or proxy statement at your address and would like to request householding of your communications, please contact your broker, bank or other agent.

Q: **I also have access to Synopsys, Inc.'s 2012 Annual Report on Form 10-K. Is that a part of the proxy materials?**

A: Our Annual Report on Form 10-K for the fiscal year ended November 3, 2012, as filed with the Securities and Exchange Commission on December 20, 2012, accompanies this Proxy Statement. These documents constitute our Annual Report to Stockholders and are being made available to all stockholders entitled to receive notice of and to vote at the Annual Meeting. Except as otherwise stated, the 2012 Annual Report on Form 10-K is not incorporated into this Proxy Statement and should not be considered proxy solicitation material.

Q: **Where can I find the voting results of the meeting?**

A: The preliminary voting results will be announced at the Annual Meeting. The final results will be published in a Current Report on Form 8-K, which we will file with the Securities and Exchange Commission by April 9, 2013.

Q: **How can I make a proposal to be voted on at next year's annual meeting of stockholders?**

A: To be considered for inclusion in the proxy materials for next year's annual meeting of stockholders, your proposal must be submitted in writing by October 22, 2013 to Corporate Secretary, Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043, and must comply with all applicable requirements of Rule 14a-8 promulgated under the Securities

Exchange Act of 1934, as amended (referred to in this Proxy Statement as the Exchange Act). If you wish to submit a proposal that is not to be included in next year's proxy materials, but that may be considered at the annual meeting of stockholders to be held in 2014, you must do so in writing following the above instructions not earlier than the close of business on September 22, 2013 and not later than the close of business on October 22, 2013. We advise you to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations, including the different notice submission date requirements in the event our annual meeting for 2014 is held more than 30 days before or after April 3, 2014. The section titled "Director Nominations" on page 16 of this Proxy Statement provides additional information on the director nomination process.

Proposal 1: Election of Directors

We are asking our stockholders to vote for the re-election of our directors at the Annual Meeting. Each of our directors stands for election on an annual basis; we do not have a classified or staggered Board of Directors. The Corporate Governance and Nominating Committee of our Board of Directors (referred to in this Proxy Statement as the Governance Committee), consisting solely of independent directors as determined by the Board under applicable NASDAQ listing standards, recommended each of our nine current directors for nomination by our full Board. Based on that recommendation, our Board of Directors has nominated those directors for election at the Annual Meeting.

Provided that there is a quorum at the Annual Meeting, the nine nominees receiving the highest number of "For" votes of the shares present in person or represented and entitled to vote at the Annual Meeting will be elected as directors. In the event a nominee is unable or declines to serve as a director, the proxies will be voted at the Annual Meeting for any nominee who may be designated by our Board of Directors to fill the vacancy. As of the date of this Proxy Statement, our Board is not aware of any nominee who is unable or will decline to serve as a director. Each director to be elected at the Annual Meeting will serve until our next annual meeting of stockholders and until his or her successor is elected and qualified or, if earlier, the director's death, resignation or removal. You may either vote "For" all the nominees to our Board of Directors or you may "Withhold" your vote for any nominee you specify. Unless marked otherwise, proxies returned to us will be voted for each of the nominees named below. If you hold your shares through a bank, a broker or other holder of record, you must instruct your bank, broker or other holder of record to vote so that your vote can be counted on this Proposal 1.

The election of directors pursuant to this Proposal 1 is an uncontested election. In addition to the voting requirements under Delaware law described above, our Corporate Governance Guidelines provide that in an uncontested election any nominee for director who receives a greater number of votes "Withheld" from his or her election than votes "For" such election will, promptly following certification of the stockholder vote, submit to our Board of Directors a letter of resignation for consideration by the Governance Committee. Our Board, after taking into consideration the recommendation of the Governance Committee, will determine whether to accept the director's resignation. Synopsys will publicly disclose the decision reached by our Board and the reasons for such decision.

Our Board of Directors Recommends that You Vote "FOR" All Nominees

Nominees

Set forth below is information regarding the nominees, including information they have furnished as to their principal occupations, certain other directorships they hold, or have held, and their ages as of the Record Date, February 4, 2013. The section titled "Director Nominations" on page 16 of this Proxy Statement provides additional information on the director nomination process. The section titled "Background and Qualifications of Nominees" below and the section titled "Director Qualifications" on page 16 of this Proxy Statement contain information about the skills and other qualifications that caused the Governance Committee to determine that these nominees should serve as our directors. Other than Dr. de Geus and Dr. Chan, all nominees are independent as determined by the Board under the applicable listing standards of the NASDAQ Global Select Market.

Name	Age	Director Since
Aart J. de Geus	58	1986
Chi-Foon Chan	63	1998
Alfred Castino	60	2007
Bruce R. Chizen	57	2001
Deborah A. Coleman	60	1995
Chrysostomos L. "Max" Nikias	60	2011
John Schwarz	62	2007
Roy Vallee	60	2003
Steven C. Walske	60	1991

There are no family relationships among any of the director nominees, directors and/or any of Synopsys' executive officers.

Background and Qualifications of Nominees

Aart J. de Geus co-founded Synopsys and has served as Chairman of our Board of Directors since February 1998 and Chief Executive Officer since January 1994. In May 2012, Dr. Chi-Foon Chan was appointed Co-Chief Executive Officer of Synopsys with Dr. de Geus. Since the inception of Synopsys in December 1986, Dr. de Geus has held a variety of positions, including President, Senior Vice President of Engineering and Senior Vice President of Marketing. He has served as a director since 1986, and served as Chairman of our Board of Directors from 1986 to 1992 and again from 1998 until present. Dr. de Geus has also served on the board of directors of Applied Materials, Inc. since July 2007.

As a co-founder of Synopsys, Dr. de Geus has led Synopsys for 26 years, and is considered a pioneer in the Electronic Design Automation (referred to as EDA in this Proxy Statement) industry. Dr. de Geus brings to our Board a unique and thorough understanding of our business, industry and culture. He provides strong executive leadership and vision and maintains a global network of customer and industry relationships. Dr. de Geus also provides our Board with public company board experience.

Chi-Foon Chan has served as our Co-Chief Executive Officer since May 2012 and as our President and a member of our Board of Directors since February 1998. Prior to his appointment as our Co-Chief Executive Officer in May 2012, he served as our Chief Operating Officer since April 1997. Dr. Chan joined Synopsys in May 1990 and has held various senior management positions, including Executive Vice President, Office of the President from September 1996 to February 1998 and Senior Vice President, Design Tools Group from February 1994 to April 1997. Dr. Chan has also held senior management and engineering positions at NEC Electronics and Intel Corporation.

Dr. Chan brings to our Board of Directors senior executive-level leadership, strategic, and operational expertise with Synopsys as well as the EDA industry. Dr. Chan has been with Synopsys for over 22 years and served as our Chief Operating Officer and President for over 14 years before being appointed Co-Chief Executive Officer, which provides our Board with a thorough understanding of our business, operations and technology strategies. He has extensive knowledge of the overall EDA industry landscape, and he provides particular expertise in the Asia-Pacific region. Dr. Chan also provides our Board extensive research and development and engineering experience in the semiconductor industry gained from his leadership positions at NEC and Intel.

Alfred Castino has been a member of our Board of Directors since May 2007. Mr. Castino has been an independent business consultant since August 2008. From August 2002 to August 2008, Mr. Castino served as Senior Vice President and Chief Financial Officer of Autodesk, Inc., a provider of design software for the manufacturing, building and construction, and media and entertainment markets. Mr. Castino has also held the Chief Financial Officer position at Virage, Inc. and PeopleSoft, Inc. Mr. Castino has served on the board of directors of Digital River, Inc. since July 2010.

As the former Chief Financial Officer of Autodesk, Mr. Castino led the financial management of a large public technology company, providing our Board of Directors with executive-level expertise in the financial management of software companies and financial expertise in general. Mr. Castino understands the challenges of managing complex global organizations from his leadership positions at Autodesk, Virage and PeopleSoft, and also brings public company board experience to our Board.

Bruce R. Chizen has been a member of our Board of Directors since April 2001. He is currently an independent consultant and has served as Senior Adviser to Permira Advisers LLP since July 2008. From November 2007 to November 2008, Mr. Chizen served as a strategic adviser to Adobe Systems Incorporated, a provider of design, publishing and imaging software for print, Internet and dynamic media production. From December 2000 to November 2007, he served as Adobe's Chief Executive Officer and served as its President from April 2000 to January 2005. He previously held various other positions at Adobe dating to 1994. Mr. Chizen has served on the board of directors of Oracle Corporation since July 2008 and served on the board of directors of Adobe from December 2000 to April 2008.

Mr. Chizen has significant expertise in the management of complex global organizations. As the former Chief Executive Officer of Adobe, Mr. Chizen provides our Board of Directors with executive-level insight into the challenges associated with operating in a high technology industry and a multi-billion dollar company. Additionally, Mr. Chizen brings significant financial, product management and marketing expertise, which he gained through various leadership positions at Adobe. Mr. Chizen also provides extensive public company board experience to our Board.

Deborah A. Coleman has been a member of our Board of Directors since November 1995. Ms. Coleman is a general partner of SmartForest Ventures, a venture capital firm, which she co-founded in June 2000. Ms. Coleman has held various senior executive-level positions throughout her career, including Chairman, Chief Executive Officer and President of Merix Corporation, a manufacturer of printed circuit boards, and Chief Financial Officer and Vice President of Operations of Apple, Inc. Ms. Coleman served on the board of directors of Applied Materials, Inc. from March 1996 to March 2009.

Ms. Coleman has significant experience leading large public technology companies. She brings to our Board of Directors executive-level management and financial expertise. Additionally, Ms. Coleman provides our Board with extensive operations and manufacturing experience through her leadership positions at Merix and Apple. Having served over ten years as a director of Applied Materials, Ms. Coleman brings extensive public company board experience, as well as a thorough understanding of the semiconductor industry, to our Board.

Chrysostomos L. "Max" Nikias has been a member of our Board of Directors since July 2011. Since August 2010, Dr. Nikias has served as President of the University of Southern California (USC). Dr. Nikias previously served as USC's provost and chief academic officer from 2005 through 2010 and as dean of USC's Viterbi School of Engineering from 2001 through 2005. From 1996 through 2001, he was the founding director of the NSF-funded Integrated Media Systems Center. Dr. Nikias has worked as a consultant for numerous corporations and the U.S. government, including the U.S. Department of Defense. Dr. Nikias is a member of the National Academy of Engineering, a fellow of the Institute of Electrical and Electronics Engineers (IEEE) and the American Association for the Advancement of Science (AAAS) and a charter fellow of the National Academy of Inventors. Dr. Nikias served on the board of directors of Tutor Perini Corporation from September 2008 to September 2009.

As President of USC, Dr. Nikias oversees the operations of a major private research university, and he brings leadership and technical expertise to our Board of Directors. Dr. Nikias has extensive experience in directing engineering research and development programs, as well as a deep understanding of global technology trends. A recognized scholar in the fields of digital signal processing and communications systems, among others, Dr. Nikias also provides our Board with broad engineering knowledge.

John G. Schwarz has been a member of our Board of Directors since May 2007. Since May 2010, Mr. Schwarz has served as co-founder and Chief Executive Officer of Visier Inc., a business analytics software firm. Mr. Schwarz previously served on the executive board of SAP AG from March 2008 to February 2010. From September 2005 through its acquisition by SAP in January 2008, Mr. Schwarz was the Chief Executive Officer of Business Objects S.A., a provider of business intelligence software and services, and he served as the Chief Executive Officer of SAP's Business Objects unit through February 2010. Mr. Schwarz served on Business Objects' board of directors from January 2006 until its acquisition. Mr. Schwarz has also served as the President and Chief Operating Officer of Symantec Corporation and as President and Chief Executive Officer of Reciprocal Inc. Mr. Schwarz previously spent 25 years at IBM Corporation, where he was most recently General Manager of IBM's Industry Solutions Unit. Mr. Schwarz has served as a director at Teradata Corporation since September 2010 and at SuccessFactors, Inc. from September 2010 to June 2011.

As the former Chief Executive Officer of Business Objects, Mr. Schwarz led a large international software company and brings to our Board of Directors extensive management expertise and knowledge of the software industry. Mr. Schwarz understands the complexities of leading a global organization and operating in international markets. Mr. Schwarz also provides our Board with public company board experience.

Roy Vallee has been a member of our Board of Directors since February 2003. From July 2011 to November 2012, Mr. Vallee served as Executive Chairman of the board of directors of Avnet, Inc., a global semiconductor/electronics products and IT distributor. From June 1998 to July 2011, Mr. Vallee served as Avnet's Chief Executive Officer and Chairman of the board of directors. Mr. Vallee also previously served as Avnet's Vice Chairman, President, and Chief Operating Officer. Since February 2000, Mr. Vallee has served on the board of directors of Teradyne, Inc. Mr. Vallee also serves as a member of the Arizona Commerce Authority Executive Committee and the Board of Directors of the Federal Reserve Bank of San Francisco.

Mr. Vallee provides our Board of Directors with significant executive-level leadership expertise, as well as a thorough understanding of the semiconductor industry. Mr. Vallee led Avnet for over 14 years, as CEO and Executive Chairman, and has keen insight into the challenges of managing a public technology company in a highly competitive industry. Mr. Vallee also brings public company board experience to our Board, as well as experience with economic development and government relations through his membership in the Arizona Commerce Authority and the Federal Reserve.

Steven C. Walske has been a member of our Board of Directors since December 1991. Mr. Walske has been Managing Director of Myriad Investments, LLC, a private equity firm specializing in investments in software companies, since June 2000. Mr. Walske served as Chief Business Strategist of Parametric Technology Corporation from June 2000 until June 2005. From 1986 through June 2000, Mr. Walske held several executive-level positions at Parametric Technology Corporation, including Chief Executive Officer, President and Chairman of the board of directors. Mr. Walske served on the board of directors of BladeLogic, Inc. from November 2002 to April 2008, holding the Chairman position from September 2005 to April 2008.

As a private equity investor, Mr. Walske provides our Board of Directors with financial and strategic planning expertise, as well as extensive knowledge of the software industry and other high technology industries. Having served as the former Chief Executive Officer of Parametric Technology Corporation, Mr. Walske brings product development and executive-level management expertise as well as an understanding of complex global organizations. As a long-time member of the boards of directors of Parametric and BladeLogic, Mr. Walske provides our Board with extensive public company board experience.

Corporate Governance

Corporate Governance Guidelines

Our Board of Directors is committed to sound and effective corporate governance practices. Accordingly, our Board has adopted Corporate Governance Guidelines, which are intended to describe the governance principles and procedures by which the Board functions. Our Board regularly reviews and evaluates these guidelines. Among other matters, the Corporate Governance Guidelines cover board composition, board membership criteria, director responsibilities, board committees, evaluation of our Co-Chief Executive Officers, board self-assessment and succession planning. The Corporate Governance Guidelines are available on our website at:

http://www.synopsys.com/Company/AboutSynopsys/CorporateGovernance/Pages/GovGuidelines.aspx.

Copies of the Corporate Governance Guidelines are also available in print upon written request to Investor Relations, Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043.

Code of Ethics and Business Conduct

Our Board of Directors is committed to ethical business practices and, therefore, we have adopted a Code of Ethics and Business Conduct applicable to all of our Board members, employees and executive officers, including our Co-Chief Executive Officers (Co-Principal Executive Officers), Chief Financial Officer (Principal Financial Officer) and Vice President, Corporate Controller (Principal Accounting Officer). The Code of Ethics and Business Conduct is available on our website at:

http://www.synopsys.com/Company/AboutSynopsys/CorporateGovernance/Documents/EthicsBusConduct.pdf.

Synopsys intends to satisfy the public disclosure requirements regarding (1) any amendments to the Code of Ethics and Business Conduct, or (2) any waivers under the Code of Ethics and Business Conduct given to Synopsys' Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer by posting such information on its website at:

http://www.synopsys.com/Company/AboutSynopsys/CorporateGovernance/Pages/Ethics.aspx.

Board Leadership Structure

Our Board of Directors believes it is important to have flexibility in selecting our Chairman and board leadership structure. Accordingly, our Corporate Governance Guidelines allow for the positions of Chairman and Chief Executive Officer to be held by the same person. The Board of Directors believes that it is currently in the best interest of Synopsys and its stockholders for Dr. de Geus to serve in both roles. Dr. de Geus co-founded Synopsys and has extensive knowledge of Synopsys, its industry and its culture. He has successfully guided Synopsys through both strong and challenging periods, and his ability to speak as Chairman and Co-CEO provides strong, unified leadership for Synopsys.

Our guidelines also provide for the appointment of a Lead Independent Director in the event that the positions of Chairman and CEO are held by the same person, and Mr. Walske has served in that role since 2004. The responsibilities of our Lead Independent Director include:

- Establishing the agenda for regular Board meetings;
- Serving as chairperson of regular Board meetings when the Chairman is unavailable;
- Presiding over executive sessions;
- Serving as liaison between the Co-CEOs and the independent directors; and
- Encouraging dialogue between the independent directors and management.

Our Board believes the role of Lead Independent Director provides an appropriate balance in Synopsys' leadership to the combined role of Chairman and CEO, and that the responsibilities given to the Lead Independent Director help ensure a strong, independent and active Board.

Director Independence

Our Corporate Governance Guidelines require that a majority of our Board qualifies as independent directors in accordance with applicable federal securities laws and the listing standards of the NASDAQ Global Select Market. Currently, each member of our Board, other than our Co-Chief Executive Officer and Chairman of the Board, Aart de Geus, and Co-Chief Executive Officer and President, Chi-Foon Chan, is an independent director. All standing committees of the Board are composed entirely of independent directors, in each case under NASDAQ's independence definition. The NASDAQ definition includes a series of objective tests to determine independence, including that the director not be an employee of the company and not have engaged in various types of business dealings with the company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In making these determinations, the Board reviewed and discussed information provided by the directors and Synopsys with regard to each director's business and other activities as they may relate to Synopsys and our management. This information included commercial transactions that we entered into, or proposed entering into, in fiscal 2012 with Avnet, Inc., NDS Ltd., Oracle Corporation, SanDisk Corporation, Teradyne, Inc., Visier, Inc. and Xerox Corporation. Our non-employee directors or their immediate family members have relationships with these companies. We consider each of these transactions to be at arms' length and in the ordinary course of business. We do not consider any of these transactions to be related-person transactions requiring disclosure under the rules of the Securities and Exchange Commission.

Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following directors, all of whom are standing for election to our Board, are independent: Alfred Castino, Bruce R. Chizen, Deborah A. Coleman, Chrysostomos L. "Max" Nikias, John Schwarz, Roy Vallee and Steven Walske.

Board Meetings and Committees

Our Board of Directors held eight meetings during fiscal 2012. During the year, our Board maintained an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee (referred to in this Proxy Statement as the Governance Committee). All such committees have written charters which are available on our website at:

http://www.synopsys.com/Company/AboutSynopsys/CorporateGovernance/Pages/BoardCommittees.aspx.

The following table summarizes the current composition of our Board committees:

Director	Audit Committee	Compensation Committee	Governance Committee
Aart J. de Geus, *Chairman of the Board*			
Chi-Foon Chan			
Alfred Castino	•		
Bruce R. Chizen		Chair	•
Deborah A. Coleman	Chair		
Chrysostomos L. "Max" Nikias		•	
John G. Schwarz			Chair
Roy Vallee	•		
Steven C. Walske, *Lead Independent Director*		•	•
Total Committee meetings held in Fiscal 2012	10	7	4

During fiscal 2012, our Audit Committee held ten meetings. The current members are Ms. Coleman (Chair), Mr. Castino, and Mr. Vallee. The Audit Committee acts on behalf of our Board, performing financial oversight responsibilities relating to (1) the integrity of our financial statements, financial reporting processes and systems of internal accounting and financial controls, (2) our internal audit function, (3) the annual independent audit of our financial statements, (4) the engagement of our independent registered public accounting firm and evaluation of their performance and independence, (5) compliance with legal and regulatory requirements that pertain to our financial statements, internal controls over financials reporting, and disclosure controls, and (6) evaluation of enterprise risk issues. All members of our Audit Committee are considered independent under the applicable requirements of the Securities and Exchange Commission and the listing standards of the NASDAQ Global Select Market. Our Board has determined that Ms. Coleman, Mr. Castino and Mr. Vallee each qualifies as an "audit committee financial expert" within the meaning of the regulations of the Securities and Exchange Commission.

During fiscal 2012, our Compensation Committee held seven meetings. The current members are Mr. Chizen (Chair), Dr. Nikias and Mr. Walske. The Compensation Committee reviews and approves our general compensation policies, sets compensation levels for our executive officers (including our Co-CEOs) and administers our equity incentive plan, employee stock purchase plan, deferred compensation plans and 401(k) plan. All members of our Compensation Committee are considered independent under the applicable listing standards of the NASDAQ Global Select Market. The Compensation Committee's processes for determining executive compensation are set forth under "Compensation Discussion and Analysis" beginning on page 33.

During fiscal 2012, our Governance Committee held four meetings. The current members are Mr. Schwarz (Chair), Mr. Chizen and Mr. Walske. All members of our Governance Committee are considered independent under the applicable listing standards of the NASDAQ Global Select Market. The Governance Committee identifies and recommends to our Board candidates for membership on our Board and Board committees, reviews Board performance, oversees matters of corporate governance, and reviews such other matters relating to our management as it deems appropriate. Our Governance Committee's policy regarding consideration of director candidates submitted by stockholders is set forth below under "Director Nominations." The Governance Committee recommended the nine nominees for election to our Board at the Annual Meeting.

Each director attended at least 75% of all Board and applicable committee meetings that were held in fiscal 2012.

Executive Sessions

The independent directors meet in executive sessions without management directors or management present. These sessions take place prior to or following regularly scheduled Board meetings. The directors met in such sessions four times during fiscal 2012.

Risk Oversight

Our Board is responsible for the oversight of our company-wide risk management efforts and delegates the assessment and implementation of our day-to-day risk management policies to our management. Our Board is directly involved in overseeing risk management issues related to significant matters such as our overall business strategy, major strategic transactions and executive officer succession through its regular communications with management.

Additionally, each of our standing Board committees, namely the Audit Committee, the Compensation Committee and the Governance Committee, have individual oversight responsibilities:

- Our Audit Committee oversees our financial reporting and controls, as well as the work performed by our independent registered public accounting firm and our internal audit function. The Audit Committee regularly discusses with management and our independent registered public accounting firm the major risks related to our financial reporting and controls, and the steps taken to monitor and control our exposure to those risks. In addition, under the supervision of the Audit Committee, we have established an anonymous and confidential ethics reporting system, which encourages and allows any employee to submit concerns directly to senior management and the Audit Committee. Our Audit Committee also oversees risks relating to our investments, financing activities, taxes and world-wide insurance programs and is responsible for reviewing and approving related person transactions.

- Our Compensation Committee is responsible for overseeing risks related to our cash and equity-based compensation programs and practices. Our Compensation Committee aims to establish compensation policies and practices that motivate contributions to long term stockholder value and do not promote unnecessary or excessive risk-taking. For additional information regarding the Compensation Committee's assessment of our compensation-related risk, please see the section of this Proxy Statement titled "Compensation Risk Assessment" on page 51.
- Our Governance Committee is responsible for overseeing risks related to our overall corporate governance, as well as any potential issues related to the composition and structure of our Board of Directors and its committees. In this regard, our Governance Committee conducts an annual evaluation of our Board and Board committees and periodically reviews Board member and executive officer succession plans. It also reviews and makes recommendations with respect to our corporate governance policies and principles, and the chairperson may investigate concerns raised through our confidential ethics reporting system, as applicable to our Board and its committees.

Share Ownership Guidelines

In order to better align the interests of our Board members and management with the interests of our stockholders, our Board of Directors first adopted share ownership guidelines in fiscal 2003. Under the current guidelines, non-employee directors are expected to achieve a share ownership level with a value equal to three times the amount of each non-employee director's annual cash retainer (excluding compensation for committee service) or 15,000 shares, within three years of initial election as a director, and maintain such ownership level, as measured each year on the date of the annual meeting of stockholders, so long as they serve in the position of director.

These guidelines recommend that covered members of management achieve share ownership levels within four years of appointment and maintain such ownership level so long as they serve in such positions as follows: Co-Chief Executive Officer—50,000 shares; Chief Financial Officer—10,000 shares; Senior Vice Presidents—10,000 shares; General Counsel—7,500 shares; all other Vice Presidents who are members of our "Corporate Staff"—7,500 shares; and Chief Accounting Officer—2,500 shares.

Each covered person is expected to meet the applicable guidelines within four years of becoming a covered person. The guidelines do not require any covered person to exercise stock options or to purchase shares of our common stock on the open market solely to meet these guidelines. However, when stock options are exercised, when restricted stock or restricted stock units vest, or when shares are purchased under our Employee Stock Purchase Plan, the guidelines recommend that the covered person retain a number of shares of common stock equal to the lesser of 25% of the net value of shares of common stock acquired or vested (after deducting the exercise price, if any, and taxes at an assumed tax rate), or a number of shares necessary to reach such person's applicable common share ownership guideline amount.

As of February 4, 2013, each director was compliant with the share ownership guidelines, or had not yet served for three years since his election as a director, and each of our named executive officers held the requisite number of shares and accordingly was compliant with the share ownership guidelines.

Stockholder Communications with our Board of Directors

Stockholders who wish to communicate with our Board of Directors or one or more individual members of our Board may do so by sending written communications addressed to: Corporate Secretary, Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043. All stockholder communications we receive that are addressed to our Board of Directors will be compiled by our Corporate Secretary and forwarded to the specified director(s), if any. If the correspondence is not addressed to a particular director, such correspondence will be forwarded, depending on the subject matter, to the Chairperson of the Audit Committee, Compensation Committee, or Governance Committee.

Board Attendance at Stockholders' Meetings

Synopsys encourages director attendance at our annual stockholder meetings, but does not require attendance. Attendance by phone is permitted. All directors attended the 2012 Annual Meeting of Stockholders.

Director Qualifications

The Governance Committee has no stated specific or minimum qualifications that must be met by a Board candidate, and the Governance Committee uses the same selection criteria regardless of whether the candidate has been recommended by a stockholder or identified by the Governance Committee. All candidates for election or re-election should (1) have sufficient experience in the EDA, semiconductor, electronics or technology industries to enable them to effectively help create and guide our business strategy, (2) be prepared to participate fully in Board activities, including preparation for, attendance at and active participation in, meetings of our Board of Directors, (3) not hold positions that would conflict with their responsibilities to us, (4) have a high degree of personal integrity and interpersonal skills, and (5) be prepared to represent the best interests of all of our stockholders and not just one particular constituency. Our Governance Committee also considers diversity in its assessment of potential candidates, including diversity of professional experience, education, skills and opinions, as well as diversity of personal background. Finally, the listing standards of the NASDAQ Global Select Market and our own corporate guidelines require that at least a majority of the members of our Board qualify as independent directors in accordance with such standards.

The Governance Committee also believes that it is beneficial for at least one member, and preferably multiple members, of our Board to meet the criteria for an "audit committee financial expert" as defined by the rules of the Securities and Exchange Commission. The Governance Committee also deems it to be appropriate for certain members of management to serve on our Board to provide our Board with an internal perspective on the operations, management and culture of our business. When evaluating a candidate for Board membership, the Governance Committee does not assign specific weight to any of these factors nor does it believe that all of the criteria necessarily apply to every candidate. At a minimum, a director's qualifications, in light of the above-mentioned criteria, are considered each time the director is nominated or re-nominated for Board membership.

Director Evaluations

On an annual basis, the Governance Committee conducts an evaluation of our Board of Directors, the functioning of the committees and each individual member of our Board.

Director Nominations

The Governance Committee considers candidates for Board membership suggested by our Board members and management. The Governance Committee has, on occasion, retained third-party executive search firms to identify independent director candidates. The Governance Committee will consider persons recommended by our stockholders in the same manner as a nominee recommended by Board members, management, or a third-party executive search firm. After completing the evaluation and review, the Governance Committee makes a recommendation to the full Board as to the persons who should be nominated to our Board of Directors, and our Board determines and approves the nominees after considering the recommendation and report of the Governance Committee.

Stockholders seeking to recommend a prospective nominee should follow the instructions under the heading "Stockholder Communications with our Board of Directors." There are no recent material changes to the procedures by which stockholders may recommend nominees for our Board. Stockholder submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. The Governance Committee did not receive any stockholder nominations during fiscal 2012 or through the date of this Proxy Statement.

Each director candidate recommended for election at the Annual Meeting is an existing director seeking re-election to our Board of Directors and was previously elected by our stockholders.

Proposal 2: Approval of Our 2006 Employee Equity Incentive Plan, as Amended

We are asking our stockholders to approve our 2006 Employee Equity Incentive Plan, as amended (referred to in this Proxy Statement as the 2006 Employee Plan), primarily to increase the number of shares of common stock available for issuance under the 2006 Employee Plan by 5,000,000 shares, representing approximately 3.29% of our shares of common stock outstanding as of January 11, 2013. We are proposing the increase to enable us to continue offering effective equity compensation to our employees, allowing us to continue to take advantage of the critical motivation and retention benefits that equity compensation provides.

Our Board of Directors approved the 2006 Employee Plan, as amended, subject to stockholder approval. If approved by our stockholders, the amended 2006 Employee Plan will become effective as of the Annual Meeting date.

Approval of the 2006 Employee Plan, as amended, requires the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting, and voting on this Proposal 2, to vote "For" this Proposal 2. Abstentions will not be counted as either votes cast "For" or "Against" this Proposal 2.

Our Board of Directors Recommends that You Vote "FOR" the Approval of the 2006 Employee Plan, as Amended

Purpose and Background

The primary purpose of the amendment of the 2006 Employee Plan is to provide us with a sufficient reserve of common stock to offer appropriate incentives to our employees. Like all technology companies, we actively compete for highly qualified employees, especially technical employees. During the last fiscal year alone, we added approximately 1,300 employees, an increase of approximately 20% in our workforce, in large part as a result of our acquisitions. Our equity program is a key component of our strategy to attract and retain key individuals, and the share requirements of our equity program have grown with our company. Each year the Compensation Committee of our Board of Directors and our management review our overall compensation strategy and determine the allocations of cash and equity compensation in light of our pay-for-performance philosophy. We continue to believe that equity compensation is a critical component to motivate key employees and effectively aligns employee compensation with stockholder interests. The 2006 Employee Plan is the sole available plan for granting equity compensation to our employees. If the amended 2006 Employee Plan is not approved and we are unable to grant equity compensation in the future, we may need to consider other compensation alternatives, such as increasing cash compensation.

We are committed to effectively managing our equity compensation share reserve while minimizing stockholder dilution. For this reason, we carefully manage both our gross burn rate and net burn rate. Gross burn rate reflects equity awards granted during the fiscal year divided by the number of shares outstanding. Net burn rate reflects equity awards granted during the fiscal year less equity awards cancelled and returned to the plan (net equity grants), divided by the number of shares outstanding. We endeavor to ensure that our gross burn rate approximates the average rate for our peer group companies as well as for the software and services industry more generally, and that our burn rates are within the limits recommended by independent shareholder advisory groups, such as Institutional Shareholder Services (referred to in this Proxy Statement as ISS). While there are several methodologies to arrive at burn rates, using current ISS methodology, our gross burn rates for the last three years are well within the guidelines recommended by ISS. Detailed information about equity awards issued in fiscal 2012 as well as other relevant information is set forth below.

We note that the cornerstone of our compensation philosophy, as discussed in the Compensation Discussion and Analysis beginning on page 33, is pay for performance and in that regard, more than half of the value of the target equity grants to our named executive officers in fiscal 2012 was in performance-based RSU grants, and the balance was in stock option grants directly linked to the appreciation of our stock price. We also note that our 2006 Employee Plan includes additional provisions that are designed to protect our stockholders' interests and to reflect corporate governance best practices, including:

- **Stockholder approval required for additional shares.** The 2006 Employee Plan does not contain an annual "evergreen" provision that provides for automatic increases of shares on an ongoing basis. The 2006 Employee Plan instead authorizes a fixed number of shares, and stockholder approval is required for any increase in the number of shares.
- **No discounted stock options or stock appreciation rights.** The 2006 Employee Plan requires that all stock options and stock appreciation rights must have an exercise price equal to or greater than the fair market value of our common stock on the date of grant.
- **Repricing not allowed.** The 2006 Employee Plan expressly prohibits the repricing of equity awards—including the cancellation and re-grant of outstanding equity awards—without prior stockholder approval.
- **Reasonable share counting provisions.** In general, when awards lapse or are cancelled, the shares reserved for those awards are returned to the share reserve and become available for future awards. However, shares of common stock that are tendered to us in payment of the exercise price of an award or that are withheld to cover tax withholding obligations are not returned to our share reserve.
- **7-Year Term.** All equity awards granted under the 2006 Employee Plan have a term of no more than seven years. In 2009, we amended the 2006 Employee Plan to establish seven years as the maximum permissible term for all equity awards, thereby limiting the potential for unproductive overhang.
- **Fungible Share Reserve.** The 2006 Employee Plan has a fungible share reserve, which increases the rate at which the share reserve is depleted for restricted stock and restricted stock unit awards, in order to minimize stockholder dilution.

Historical Grant Information

No awards have been granted or promised with respect to the additional 5,000,000 shares requested. Awards under our 2006 Employee Plan are made at the discretion of our Board of Directors or the Compensation Committee and are therefore not determinable at this time. The following tables set forth detailed information about our historical equity compensation practices.

Awards Granted to Certain Individuals and Groups under the 2006 Employee Plan

The following table shows, for each of the named executive officers and the various groups indicated, the number of stock options and restricted stock units granted under the 2006 Employee Plan during fiscal 2012:

Name	Number of Restricted Stock Units Granted(1)	Number of Stock Options Granted(2)
Aart J. de Geus	66,700(3)	200,000
Co-Chief Executive Officer and Chairman of the Board of Directors		
Chi-Foon Chan	46,700(3)	140,000
Co-Chief Executive Officer and President		
Brian M. Beattie	18,300(3)	55,000
Chief Financial Officer		
Joseph W. Logan	18,300(3)	55,000
Senior Vice President, Worldwide Sales		
Brian E. Cabrera	11,700(3)	35,000
Vice President, General Counsel and Corporate Secretary		
All executive officers as a group (5 persons)	161,700	485,000
All non-executive officer directors as a group (7 persons)	—	—
All employees, excluding executive officers, as a group (8,133 persons as of Nov. 3, 2012)(4)	1,651,113	1,233,779

(1) For informational purposes, the aggregate numbers of restricted stock units granted under the 2006 Employee Plan, since its adoption through January 11, 2013, to Dr. de Geus, Dr. Chan, Mr. Beattie, Mr. Logan, Mr. Cabrera, all executive officers as a group, all non-executive officer directors as a group, and all employees (excluding executive officers) as a group were 465,333; 298,500; 153,000; 136,600; 80,600; 1,134,033; none; and 8,151,150, respectively. Of those aggregate grant numbers for Dr. de Geus, Dr. Chan, Mr. Beattie, Mr. Logan, Mr. Cabrera, and all executive officers as a group, 53,300; 53,300; 18,300; 20,000; 10,800; and 155,700 restricted stock units, respectively, are eligible to vest only upon the achievement of pre-established performance goals.

(2) For informational purposes, the aggregate numbers of stock options granted under the 2006 Employee Plan, since its adoption through January 11, 2013, to Dr. de Geus, Dr. Chan, Mr. Beattie, Mr. Logan, Mr. Cabrera, all executive officers as a group, all non-executive officer directors as a group, and all employees (excluding executive officers) as a group were 1,320,500; 840,000; 435,000; 420,000; 288,000; 3,303,500; none; and 9,760,504, respectively.

(3) These restricted stock units required the achievement of pre-established performance goals prior to any vesting of the awards.

(4) Equity grants in fiscal 2012 under the 2006 Employee Plan were made to an aggregate of 2,001 employees, excluding persons who were executive officers as of the end of fiscal 2012.

Information for Burn Rate Calculations

The following table provides detailed information regarding the activity related to our equity plans (except our Employee Stock Purchase Plan) for fiscal 2012.

	Fiscal 2012
Stock Options Granted by Synopsys(1)	1,718,779
Restricted Stock Units Granted by Synopsys(2)	1,812,813
Restricted Stock Awards Granted by Synopsys(3)	28,189
Stock Options Cancelled	738,474
Restricted Stock Units Cancelled(4)	192,131
Restricted Stock Awards Cancelled	—
Weighted-Average Common Stock Outstanding	146,887,084
Common Stock Outstanding at Fiscal Year End	150,898,972

(1) Granted under the 2006 Employee Plan. Does not include options to purchase 381,527 shares assumed in acquisitions.

(2) Granted under the 2006 Employee Plan, and represents the actual number of restricted stock units granted, prior to the application of the fungible share reserve ratio. Does not include 352,785 restricted stock units assumed in acquisitions.

(3) Granted under the 2005 Director Plan, which does not contain a fungible share reserve ratio. Represents the actual number of restricted stock awards granted.

(4) Represents the actual number of restricted stock units cancelled, prior to the reverse application of the fungible share reserve ratio.

Information as of January 11, 2013

The following table provides certain additional information regarding our equity plans (except our Employee Stock Purchase Plan):

	As of 1/11/13
Total Stock Options Outstanding	10,513,537
Total Restricted Stock Unit Awards Outstanding	3,875,481
Total Common Stock Outstanding	151,755,143
Weighted-Average Exercise Price of Stock Options Outstanding	$25.36
Weighted-Average Remaining Duration of Stock Options Outstanding	3.95 years
Total Shares Available for Grant under the 2006 Employee Plan	6,033,072
Total Shares Available for Grant under the 2005 Director Plan	365,464

Description of the 2006 Employee Plan, as Amended

The material terms and provisions of the 2006 Employee Plan, as amended, are summarized below. This summary, however, does not purport to be a complete description of the 2006 Employee Plan. The following summary of the 2006 Employee Plan is qualified in its entirety by reference to the complete text of the 2006 Employee Plan, a copy of which is included as an appendix to this Proxy Statement. Any stockholder that wishes to obtain a paper copy of the plan document may do so by written request to: Corporate Secretary, Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043.

As further described in this Proposal 2, the 2006 Employee Plan has been amended to provide for:

- an increase in the share reserve and incentive stock option limits and
- certain clarifying amendments to eliminate potential ambiguities.

General

The 2006 Employee Plan was originally adopted by our Board of Directors in March 2006 and approved by stockholders in April 2006 as a successor plan to prior stock option plans for our employees. The 2006 Employee Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, and other forms of equity compensation (collectively referred to in this Proxy Statement as equity awards). The 2006 Employee Plan also provides the ability to grant performance equity awards and performance cash awards (together referred to in this Proxy Statement as performance awards), which enable our Compensation Committee to use performance criteria in establishing specific targets to be attained as a condition to the vesting of awards.

Incentive stock options granted under the 2006 Employee Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code (referred to in this Proxy Statement as the Code). Non-statutory stock options granted under the 2006 Employee Plan are not intended to qualify as incentive stock options under the Code. See "Federal Income Tax Information" below for a discussion of the tax treatment of equity awards.

Purpose

The 2006 Employee Plan provides eligible employees and consultants with the opportunity to benefit from increases in the value of our common stock. This creates an incentive for such individuals to exert maximum efforts toward our success, thereby aligning their interests with the interests of our stockholders.

Administration

The 2006 Employee Plan provides that our Board of Directors has the authority to construe and interpret the 2006 Employee Plan and to determine the persons to whom and the dates on which equity awards will be granted, the number of shares of common stock to be subject to each equity award, the time or times during the term of each equity award within which all or a portion of the award may be exercised, the exercise, purchase, or strike price of each equity award, the type of consideration permitted to exercise or purchase each equity award, and other terms of the equity awards.

Our Board of Directors has the authority to delegate some or all of the administration of the 2006 Employee Plan to a committee or committees composed of members of our Board. In the discretion of our Board of Directors, a committee may consist solely of two or more "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act or solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. The 2006 Employee Plan also permits delegation of administration of the plan to one or more executive officers with respect to grants to employees of Synopsys and its subsidiaries. Our Board of Directors has delegated to the Compensation Committee administration of the 2006 Employee Plan with respect to stock option and restricted stock unit awards to executive officers and restricted stock unit awards to our other employees. Our Board of Directors has delegated to each of our Co-Chief Executive Officers, as both officers and members of our Board of Directors, administration of the 2006 Employee Plan with respect to stock option awards to employees other than executive officers, subject to specified limitations and restrictions.

Eligibility

General. As of January 11, 2013, Synopsys had 8,183 employees, all of whom were eligible to participate under the 2006 Employee Plan. Our non-employee directors are not eligible to receive any awards under the 2006 Employee Plan.

Incentive Stock Options. Incentive stock options may be granted under the 2006 Employee Plan only to employees (including executive officers) of Synopsys and its affiliates. The aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options will be 68,497,248 shares of common stock. No incentive stock option may be granted under the 2006 Employee Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Synopsys or its affiliates, unless the exercise price of such stock option is at least 110% of the fair market value of the stock subject to the stock option on the date of grant and the term of the stock option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined on the date of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the 2006 Employee Plan and any other equity plans of Synopsys and its affiliates) may not exceed $100,000 (any excess of such amount shall be treated as non-statutory stock options).

Non-Statutory Stock Options, Restricted Stock, Restricted Stock Units and Other Awards. Non-statutory stock options, restricted stock, restricted stock units and all other types of equity awards and performance awards authorized under the 2006 Employee Plan may be granted to employees (including executive officers) and consultants of Synopsys and its affiliates.

Individual Limit. No person may be granted stock options or stock appreciation rights under the 2006 Employee Plan covering more than 1,000,000 shares of common stock during any calendar year. Stockholder approval of this Proposal 2 will also constitute a re-approval of the 1,000,000-share limitation for purposes of Section 162(m) of the Code. This limitation allows us to grant stock options or stock appreciation rights under the 2006 Employee Plan that may be exempt from the $1,000,000 limitation on the income tax deductibility of compensation paid to covered executive officers under Section 162(m) of the Code.

Stock Subject to the 2006 Employee Plan

As of January 11, 2013, 6,033,072 shares of common stock were available for future grants under the 2006 Employee Plan. If this Proposal 2 is approved by our stockholders, an additional 5,000,000 shares will be available for future grants under the 2006 Employee Plan. Assuming the stockholders approve this Proposal 2, a total of 68,497,248 shares of our common stock will have been reserved for issuance under the 2006 Employee Plan.

The number of shares of common stock available for issuance under the 2006 Employee Plan is currently reduced by one share for each share of common stock issued pursuant to a stock option or a stock appreciation right and by 1.5 shares for each share of common stock issued on or after April 3, 2012 pursuant to restricted stock awards, restricted stock unit awards or other awards (excluding options and stock appreciation rights).

If a stock option or stock appreciation right award expires or otherwise terminates without being fully exercised, if shares subject to a restricted stock award or restricted stock unit award are forfeited to or repurchased by us, or if an equity award is settled in cash, the shares not issued under those awards, or the shares forfeited to or repurchased by us, become available for subsequent issuance under the 2006 Employee Plan. Such returning shares increase the number of shares available for issuance under the 2006 Employee Plan by one share if they were issued pursuant to a stock option or stock appreciation right and by 1.5 shares if they were issued pursuant to restricted stock awards, restricted stock unit awards or other awards (excluding options and stock appreciation rights).

If shares subject to an award granted under the 2006 Employee Plan are not delivered to a participant because:

- an equity award is exercised through a reduction in the number of shares subject to the equity award (a "net exercise"),
- the appreciation distribution upon exercise of a stock appreciation right is paid in shares of common stock, or
- shares are withheld in satisfaction of applicable withholding taxes,

then those shares do not become available for subsequent issuance under the 2006 Employee Plan. If the exercise price of a stock option is satisfied by a participant tendering previously held shares, the tendered shares do not become available for subsequent issuance under the 2006 Employee Plan.

Terms of Stock Options

We may grant stock options under the 2006 Employee Plan pursuant to stock option agreements adopted by our Board of Directors or a duly authorized committee. The following is a description of the permissible terms of stock options under the 2006 Employee Plan. Individual stock option agreements may be more restrictive as to any or all of the permissible terms described below.

Exercise Price. The exercise price of incentive stock options and non-statutory stock options may not be less than 100% of the fair market value of the stock subject to the stock option on the date of grant and, in some cases (see "Eligibility" above), may not be less than 110% of such fair market value.

As of February 4, 2013, the closing price of our common stock as reported on the NASDAQ Global Select Market was $33.83 per share.

Consideration. The stock option exercise price may, at the discretion of our Board of Directors, be paid in cash or by check, pursuant to a broker-assisted cashless exercise, by delivery of other shares of Synopsys common stock, pursuant to a net exercise arrangement, or in any other form of legal consideration acceptable to our Board of Directors.

Vesting. Stock options granted under the 2006 Employee Plan vest, or become exercisable, as determined by our Board of Directors. Vesting typically occurs during the optionholder's continued service with Synopsys or an affiliate, whether such service is in the capacity of an employee, director or consultant (collectively referred to as service) and regardless of any change in the capacity of the optionee, or upon achievement of quantitative or qualitative goals determined by the plan administrator. Shares covered by different stock options may be subject to different vesting terms.

Term. Under the current 2006 Employee Plan, the maximum term of a stock option is seven years, except that in certain cases (see "Eligibility" above) the maximum term is five years.

Termination of Service. Stock options generally terminate three months after termination of a participant's service unless:

- the stock option agreement by its terms specifically provides otherwise,
- termination is due to the participant's disability, in which case the stock option may be exercised (to the extent the stock option was exercisable at the time of the termination of service) at any time within 12 months of termination,
- the participant dies before the participant's service has terminated, or the participant dies within a specified period after termination of service, in which case the stock option may be exercised (to the extent the stock option was exercisable at the time of the participant's death) within 12 months of the participant's death by the person or persons to whom the rights to such stock option have passed, or
- the participant is terminated for cause (as defined under the 2006 Employee Plan), in which case the stock option terminates immediately and will cease to be exercisable (whether vested or unvested).

The stock option term may be extended in the event that exercise of the stock option following termination of service is prohibited by applicable securities laws. In no event, however, may a stock option be exercised beyond the expiration of its term.

Restrictions on Transfer. A participant generally may not transfer a stock option other than by will, by the laws of descent and distribution, or pursuant to a domestic relations order. During the lifetime of the participant, only the participant may exercise a stock option (except in instances pursuant to a domestic relations order). A participant may also designate a beneficiary who may exercise a stock option following the participant's death.

Terms of Restricted Stock

We may grant restricted stock awards under the 2006 Employee Plan pursuant to restricted stock award agreements adopted by our Board of Directors or a duly authorized committee. Restricted stock awards are shares of our common stock that may be subject to restrictions, such as vesting requirements.

Consideration. Our Board of Directors may grant restricted stock awards in consideration for past or future services rendered to Synopsys or an affiliate, or any other form of legal consideration acceptable to our Board.

Vesting. Shares of stock acquired under a restricted stock award may, but need not, be subject to a repurchase option in favor of Synopsys or forfeiture to Synopsys in accordance with a vesting schedule as determined by our Board of Directors.

Termination of Service. Upon termination of a participant's service, Synopsys may repurchase or otherwise reacquire any forfeited shares of stock that have not vested as of such termination under the terms of the applicable restricted stock award.

Terms of Restricted Stock Units

We may grant restricted stock unit awards under the 2006 Employee Plan pursuant to restricted stock unit award agreements adopted by our Board of Directors or a duly authorized committee. Restricted stock units represent the value of a fixed number of shares of Synopsys common stock on the date of grant.

Consideration. Our Board of Directors may grant restricted stock units in consideration for past or future services rendered to Synopsys or an affiliate, or any other form of legal consideration acceptable to our Board.

Vesting. Restricted stock units vest at the rate or on the terms specified in the restricted stock unit award agreement as determined by our Board of Directors.

Settlement. Restricted stock units may be settled by the delivery of shares of Synopsys common stock, cash, or any combination as determined by our Board of Directors. At the time of grant, our Board of Directors may impose additional restrictions or conditions that delay the delivery of stock or cash subject to the restricted stock unit award after vesting.

Termination of Service. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant's termination of service.

Terms of Stock Appreciation Rights

We may grant stock appreciation rights under the 2006 Employee Plan pursuant to stock appreciation rights agreements adopted by our Board of Directors or a duly authorized committee. A stock appreciation right is a right to receive the excess value over the strike price of a fixed number of shares. Individual stock appreciation right agreements may be more restrictive as to any or all of the permissible terms described below. Each stock appreciation right is denominated in shares of common stock equivalents but may be settled in cash.

Term. The maximum term of stock appreciation rights is seven years.

Strike Price. The strike price of stock appreciation rights may not be less than 100% of the fair market value of the common stock equivalents subject to the stock appreciation rights on the date of grant.

Exercise. Upon exercise of a stock appreciation right, Synopsys will pay the participant an amount equal to the excess of the aggregate fair market value on the date of exercise of a number of common stock equivalents with respect to which the participant is exercising the stock appreciation right, over the strike price determined by our Board of Directors on the date of grant. The appreciation distribution upon exercise of a stock appreciation right may be paid in cash, shares of our common stock, or any other form of consideration determined by our Board of Directors.

Vesting. Stock appreciation rights vest and become exercisable at the rate specified in the stock appreciation right agreement as determined by our Board of Directors.

Termination of Service. Stock appreciation rights generally terminate three months after termination of a participant's service unless:

- the stock appreciation rights agreement by its terms specifically provides otherwise,
- termination is due to the participant's disability, in which case the stock appreciation right may be exercised (to the extent vested at the time of the termination of service) at any time within 12 months of termination,
- the participant dies before the participant's service has terminated, or within a specified period after termination of service, in which case the stock appreciation right may be exercised (to the extent vested at the time of the participant's death) within 12 months of the participant's death by the person or persons to whom the rights to such stock appreciation right have passed, or
- the participant is terminated for cause (as defined under the 2006 Employee Plan), in which case the stock appreciation right terminates immediately and will cease to be exercisable (whether vested or unvested).

The term of a stock appreciation right may be extended in the event that exercise following termination of service is prohibited by applicable securities laws. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Terms of Other Stock Awards

Our Board of Directors may grant other equity awards based in whole or in part by reference to the value of our common stock. Subject to the provisions of the 2006 Employee Plan, our Board has the authority to determine the persons to whom and the dates on which such other equity awards will be granted, the number of shares of common stock (or cash equivalents) to be subject to each award, and other terms and conditions of such awards. Such awards may be granted either alone or in addition to other equity awards granted under the 2006 Employee Plan. These awards may not have a term in excess of seven years from the date of grant.

Terms of Performance Awards

General. Our Board of Directors may grant performance equity awards and performance cash awards that qualify as performance-based compensation that is not subject to the income tax deductibility limitations imposed by Section 162(m) of the Code, if the award is approved by the Compensation Committee and the grant or vesting of the award is tied solely to the attainment of performance goals during a designated performance period.

Performance Goals. To preserve the possibility that the compensation attributable to awards may qualify as performance-based compensation that will not be subject to the $1,000,000 limitation on the income tax deductibility of the compensation paid per covered executive officer imposed under Section 162(m) of the Code, the Compensation Committee has the authority to structure one or more such awards so that stock or cash will be issued or paid pursuant to the award only upon the achievement of certain pre-established performance goals that are based on criteria that have already been approved by our stockholders. Performance goals for awards granted under the 2006 Employee Plan may be based on any one of, or combination of, the following criteria: (a) earnings per share; (b) earnings before interest, taxes and depreciation; (c) earnings before interest, taxes, depreciation and amortization (EBITDA); (d) net earnings; (e) return on equity; (f) return on assets, investment, or capital employed; (g) operating margin; (h) gross margin; (i) operating income; (j) net income (before or after taxes); (k) net operating income; (l) net operating income after tax; (m) pre- and after-tax income; (n) pre-tax profit; (o) operating cash flow; (p) orders (including backlog) and revenue; (q) orders quality metrics; (r) increases in revenue or product revenue; (s) expenses and cost reduction goals; (t) improvement in or attainment of expense levels; (u) improvement in or attainment of working capital levels; (v) market share; (w) cash flow; (x) cash flow per share; (y) share price performance; (z) debt reduction; (aa) implementation or completion of projects or processes; (bb) customer satisfaction; (cc) stockholders' equity; (dd) quality measures; (ee) "Non-GAAP Net Income" (meaning net income excluding (1) the amortization of acquired intangible assets, (2) the impact of stock-based compensation expense, (3) acquisition-related costs, (4) other non-recurring significant items, such as the effect of tax or legal settlements with the Internal Revenue Service and restructuring charges, and (5) the income tax effect of non-GAAP pre-tax adjustments from the provision for income taxes); and (ff) to the extent that an award is not intended to comply with Section 162(m) of the Code, any other measures of performance selected by our Board of Directors.

Performance goals may be set on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to internally generated business plans, the performance of one or more comparable companies or the performance of one or more relevant indices. Adjustments may be made in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges (including but not limited to the effect of tax or legal settlements); (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude stock-based compensation expense determined under generally accepted accounting principles; (vi) to exclude any other unusual, non-recurring gain or loss or extraordinary item; (vii) to respond to, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (viii) to respond to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; (ix) to exclude the dilutive effects of acquisitions or joint ventures; (x) to assume that any business divested by Synopsys achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (xi) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (xii) to reflect a corporate transaction, such as a merger, consolidation, separation (including a spinoff or other distribution of stock or property by a corporation), or reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code); (xiii) to reflect any partial or complete corporate liquidation; (xiv) to exclude the effect of in-process research and development expenses; and (xv) to exclude the income tax effect of non-GAAP pre-tax adjustments from the provision for income taxes.

Annual Limitation. The maximum benefit to be received by a participant in any calendar year attributable to performance equity awards may not exceed 1,000,000 shares of common stock. The maximum benefit to be received by a participant in any calendar year attributable to performance cash awards granted pursuant to the 2006 Employee Plan may not exceed $2,000,000.

Stockholder approval of this Proposal 2 will also constitute a re-approval of the foregoing performance criteria, permitted adjustments for calculating performance goal attainment, and limitations for purposes of Section 162(m) of the Code.

Changes to Capital Structure

In the event any change is made to the outstanding shares of our common stock without receipt of consideration (whether through a stock split, reverse stock split or other changes in the capital structure), appropriate adjustments will be made to the class of securities issuable under the 2006

Employee Plan, the maximum number of securities issuable under the 2006 Employee Plan, the incentive stock option limitation, the maximum award that one person may be granted in a calendar year under the 2006 Employee Plan, and the number, class and price per share under outstanding equity awards under the 2006 Employee Plan.

Corporate Transactions; Changes in Control

Unless otherwise provided in a written agreement between Synopsys or an affiliate and a participant, or unless otherwise expressly provided by our Board of Directors at the time of grant of an equity award, in the event of significant corporate transactions, outstanding equity awards under the 2006 Employee Plan may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such equity awards, then:

- with respect to any such equity awards that are held by individuals then performing services for Synopsys or its affiliates, the vesting and exercisability provisions of such equity awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction and any reacquisition or repurchase rights will lapse (contingent upon the effectiveness of the corporate transaction),
- all other outstanding equity awards will be terminated if not exercised prior to the effective date of the corporate transaction, except that certain equity awards, such as restricted stock awards, may have their reacquisition or repurchase rights assigned to the surviving or acquiring entity (or its parent company) in the corporate transaction, though if such reacquisition or repurchase rights are not assigned, then such equity awards will become fully vested, and
- no vested restricted stock unit award will terminate without being settled by delivery of shares of common stock, their cash equivalent or in any other form of consideration, as determined by the Board of Directors, prior to the effectiveness of the corporate transaction.

A significant corporate transaction will be deemed to occur in the event of:

- a sale of all or substantially all of the consolidated assets of Synopsys and its subsidiaries,
- a sale of at least 90% of the outstanding securities of Synopsys,
- a merger, consolidation or similar transaction in which Synopsys is not the surviving corporation, or
- a merger, consolidation or similar transaction in which Synopsys is the surviving corporation, but shares of Synopsys outstanding common stock are converted into other property by virtue of the corporate transaction.

The 2006 Employee Plan provides, at the discretion of our Board of Directors, that the holder of an outstanding equity award that would otherwise terminate if not exercised prior to the corporate transaction may surrender such equity award in exchange for a payment equal to the excess of the value of the property that the holder would have received upon exercise of the equity award immediately prior to the corporate transaction, over the exercise price otherwise payable in connection with the equity award. Additionally, the 2006 Employee Plan provides our Board of Directors with the discretion to grant individual equity awards that vest as to all or any portion of the shares subject to the equity award in connection with a change of control transaction. No such equity awards have been granted by our Board of Directors.

The acceleration of an equity award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of Synopsys.

Duration, Termination and Amendment

Our Board of Directors may suspend or terminate the 2006 Employee Plan without stockholder approval or ratification at any time. Unless sooner terminated, the 2006 Employee Plan will terminate on March 2, 2016. Our Board may amend or modify the 2006 Employee Plan at any time, subject to any required stockholder approval. To the extent required by applicable law or regulation, stockholder approval will be required for any amendment that:

- materially increases the number of shares available for issuance under the 2006 Employee Plan,
- materially expands the class of individuals eligible to receive awards under the 2006 Employee Plan,
- materially increases the benefits accruing to the participants under the 2006 Employee Plan or materially reduces the price at which shares of common stock may be issued or purchased under the 2006 Employee Plan,
- materially extends the term of the 2006 Employee Plan, or
- expands the types of awards available for issuance under the 2006 Employee Plan.

Our Board of Directors also may submit to stockholders any other amendment to the 2006 Employee Plan, including amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Federal Income Tax Information

The following is a summary of the principal United States federal income taxation consequences to participants and Synopsys with respect to participation in the 2006 Employee Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Incentive Stock Options. Incentive stock options granted under the 2006 Employee Plan are intended to qualify for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal ordinary income tax consequences to the participant or Synopsys by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

The excess, if any, of the fair market value of the incentive stock option shares on the date of exercise over the exercise price is an adjustment to income for purposes of the alternative minimum tax. Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items and reducing this amount by the applicable exemption amount.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the stock option was granted and more than one year after the date the stock option was exercised for those shares, any gain or loss on a disposition of those shares (referred to in this Proxy Statement as a qualifying disposition) will be a long-term capital gain or loss. Upon such a qualifying disposition, Synopsys will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of those holding periods (referred to in this Proxy Statement as a disqualifying disposition), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year after exercise.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally Synopsys will be entitled (subject to the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Non-Statutory Stock Options. No taxable income is recognized by a participant upon the grant of a non-statutory stock option. Upon exercise of a non-statutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, Synopsys will be entitled (subject to the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to an income tax deduction in the tax year in which such ordinary income is recognized by the participant. Synopsys will be required to satisfy certain tax withholding requirements applicable to such income.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year after exercise.

Restricted Stock Awards. Upon receipt of a restricted stock award, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the shares on the date of issuance over the purchase price, if any, paid for those shares. Synopsys will be entitled (subject to the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the year in which such ordinary income is recognized by the participant.

However, if the shares issued upon the grant of a restricted stock award are unvested and subject to repurchase by Synopsys in the event of the participant's termination of service prior to vesting in those shares, the participant will not recognize any taxable income at the time of issuance, but will have to report as ordinary income, as and when Synopsys' repurchase right lapses, an amount equal to the excess of (a) the fair market value of the shares on the date the repurchase right lapses, over (b) the purchase price, if any, paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of issuance an amount equal to the excess of (a) the fair market value of the shares on the date of issuance, over (b) the purchase price, if any, paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the repurchase right lapses. The participant and Synopsys will be required to satisfy certain tax withholding requirements applicable to such income. Synopsys will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Upon disposition of the stock acquired upon the receipt of a restricted stock award, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon issuance (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Restricted Stock Unit Awards. No taxable income is recognized upon receipt of a restricted stock unit award. The participant will generally recognize ordinary income in the year in which the shares subject to that unit are actually vested and issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. The participant and Synopsys will be required to satisfy certain tax withholding requirements applicable to such income. Synopsys will be entitled (subject to the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Stock Appreciation Rights. No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the participant in the year of such exercise. Generally, with respect to employees, Synopsys is required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Generally, Synopsys will be entitled (subject to the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to an income tax deduction in the year in which such ordinary income is recognized by the participant.

Potential Limitation on Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to each covered employee exceeds $1,000,000. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from Synopsys, may cause this limitation to be exceeded in any particular year. However, certain kinds of compensation, including qualified "performance-based compensation", are disregarded for purposes of the deduction limitation.

Below is a summary of the material conditions under which certain equity awards qualify as performance-based compensation that is exempt from the $1,000,000 deduction limitation in accordance with Section 162(m) of the Code:

- *Stock Options and Stock Appreciation Rights.* Compensation paid to covered employees that is attributable to stock options and stock appreciation rights will qualify as performance-based compensation if (a) such awards are granted by a compensation committee or committee of our Board of Directors comprised solely of "outside directors," (b) the 2006 Employee Plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (c) the per-employee limitation is approved by our stockholders, and (d) the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant.
- *Restricted Stock Awards, Restricted Stock Unit Awards, Performance Equity Awards and Performance Cash Awards.* Compensation paid to covered employees that is attributable to restricted stock awards, restricted stock unit awards, performance equity awards, and performance cash awards will qualify as performance-based compensation, provided that: (a) the award is granted by a compensation committee comprised solely of "outside directors," (b) the award is granted (or vests) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (c) the compensation committee certifies in writing prior to the grant or vesting of the award that the performance goal has been satisfied, and (d) stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

Proposal 3: Advisory Vote to Approve Executive Compensation

We are requesting our stockholders to provide advisory approval of the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the narrative discussion set forth on pages 33 to 64 of this Proxy Statement. This non-binding advisory vote is commonly referred to as a "say-on-pay" vote.

Our Board of Directors Recommends that You Vote "FOR" the Compensation of Our Named Executive Officers As Disclosed in this Proxy Statement

Background

At last year's annual meeting, we provided our stockholders with the opportunity to cast an advisory vote regarding the compensation of our named executive officers as disclosed in the proxy statement for the 2012 Annual Meeting of Stockholders. At our 2012 Annual Meeting, our stockholders overwhelmingly approved the proposal, with more than 99% of the shares that were voted in favor of the proposal.

We hold a stockholder say-on-pay vote annually, as elected by our Board of Directors and consistent with a past advisory vote by our stockholders. Accordingly, this year we are again asking our stockholders to vote "For" the compensation of our named executive officers as disclosed in this Proxy Statement.

Our Compensation Committee, which is responsible for designing and administering our executive compensation program, has designed our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects company performance, job complexity and the value provided, while also promoting long-term retention, motivation and alignment with the long-term interests of Synopsys' stockholders. Synopsys has maintained profitability and increased revenue each year since fiscal 2006, and we believe the compensation program for our named executive officers has been instrumental in helping Synopsys achieve strong financial performance in the challenging macroeconomic environment over the past few years.

We encourage you to carefully review the "Compensation Discussion and Analysis" beginning on page 33 of this Proxy Statement for additional details on Synopsys' executive compensation, including Synopsys' compensation philosophy and objectives, as well as the processes our Compensation Committee used to determine the structure and amounts of the compensation of our named executive officers in fiscal 2012.

We are asking you to indicate your support for the compensation of our named executive officers as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we are asking you to vote, on an advisory basis, "For" the following resolution at the Annual Meeting:

> "**RESOLVED**, that the compensation paid to Synopsys, Inc.'s named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth on pages 33 to 64 of this Proxy Statement, is hereby approved."

This advisory resolution will be approved if the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting, and voting on this Proposal 3, vote "For" this Proposal 3. Abstentions will not be counted as either votes cast "For" or "Against" this Proposal 3.

While the results of this advisory vote are not binding, the Compensation Committee will consider the outcome of the vote in making future compensation decisions for named executive officers and may take more immediate action as a result of the vote.

Executive Compensation and Related Information

Compensation Discussion and Analysis

This section explains how we compensate our named executive officers (NEOs). Our fiscal 2012 NEOs are:

- **Aart J. de Geus,** Co-Chief Executive Officer and Chairman of the Board of Directors
- **Chi-Foon Chan,** Co-Chief Executive Officer and President
- **Brian M. Beattie,** Chief Financial Officer
- **Joseph W. Logan,** Senior Vice President, Worldwide Sales
- **Brian E. Cabrera,** Vice President, General Counsel and Corporate Secretary

On May 23, 2012, our Board promoted Dr. Chan from Chief Operating Officer to Co-Chief Executive Officer in recognition of his considerable leadership at Synopsys. Despite his promotion, Dr. Chan asked our Compensation Committee to postpone considering any change to his compensation until fiscal 2013.

Executive Summary

Fiscal 2012 was Synopsys' seventh straight year of revenue growth and profitability. It was also another precarious year for the global economy, yet we were able to deliver 14.4% revenue growth over fiscal 2011. Our people make the difference. We achieve positive results, helping our customers to accelerate innovation in integrated circuits and electronic systems, because our employees successfully implement and execute our strategic plans. Our ongoing and future success requires that we continue to cultivate executive talent to lead our business and engage our global workforce. To this end, we design our executive compensation policies to provide a competitive and internally equitable compensation and benefits package. We try to ensure that our executive compensation reflects company performance, job complexity, and the value provided, and at the same time, promotes long-term retention and motivation. We believe our executive compensation policies have been important in helping us achieve strong financial performance.

We are led by Dr. de Geus, an electronic design automation (EDA) pioneer who co-founded Synopsys more than 25 years ago, and Dr. Chan, who has launched numerous key aspects of our business, including our intellectual property business, and has been with Synopsys for more than 22 years. We rely on the expertise of Drs. de Geus and Chan and all our NEOs to help us continue to build stockholder value, even as global markets remain unstable.

The cornerstone of our compensation philosophy is ***pay for performance***. We closely align the compensation paid to our NEOs with our achievement of both short- and long-term financial goals. In fiscal 2012, performance-based compensation made up approximately 91% of the actual direct compensation of Dr. de Geus, our highest-paid NEO, and approximately 85% of the actual direct compensation of our other NEOs.

Fiscal 2012 was an outstanding performance year for Synopsys, exceeding our corporate goals on many fronts. Our over-achievement of company goals surpassed our over-achievement in fiscal 2011. As a result, all of our NEOs other than Dr. de Geus earned more performance-based cash compensation than in fiscal 2011. As in fiscal 2011, Dr. de Geus requested that the Compensation Committee of our Board of Directors reduce his cash incentive payment in order to maintain parity with our executive team. The Compensation Committee honored his request and thus Dr. de Geus received the same cash incentive payment as in fiscal 2011. The Compensation Committee kept base salaries for fiscal 2012 flat for all NEOs other than Mr. Cabrera, whose base salary they increased by 8.6% to bring it within the 25th to 50th percentile of our peer group, consistent with our general compensation philosophy for base salaries.

Our Compensation Committee believes our current executive compensation policies are effective in advancing our strategic plans, reasonable in relation to our peer group and responsible in encouraging our NEOs to work for meaningful stockholder returns without taking unnecessary or excessive risks. The highlights of our compensation program include:

- Fixed compensation is targeted at only 10% of total direct compensation for our highest-paid executive, Dr. de Geus, and approximately 20% for our other NEOs as a group, ensuring that the vast majority of NEO target total direct compensation is performance-based.
- Total direct compensation for our NEOs is generally targeted between the 50th and 60th percentiles of our peer group at full achievement of performance goals.
- Our Executive Incentive Plan encourages our NEOs to address current fiscal year revenue and operating margin, as well as revenue in future years, promoting a predictable revenue stream and minimizing incentives for risky business practices with short-term impact.
- Our performance-based RSUs direct our NEOs to achieve a specified non-GAAP net income target for the current fiscal year to earn a maximum award, and encourage retention through time-based vesting over the following three years.
- Our NEO change of control agreements are "double trigger" – NEOs do not receive a payment simply due to a change of control and do not receive a payment if they continue to be employed in a similar role after the change of control.
- The salary continuation and cash incentive award payments potentially owed to our NEOs in connection with a change of control do not exceed two times their annual target cash compensation.

The following compensation governance practices support and regulate our compensation program:

- The Compensation Committee is composed solely of independent directors, and the Committee directly retains a compensation consultant it has determined to be objective and free of conflicts of interest.
- Our Board of Directors elected to hold an annual advisory say-on-pay vote, and the Compensation Committee considers the outcome of the advisory vote in making compensation decisions.
- In 2003, Synopsys adopted Stock Ownership Guidelines for our NEOs and members of the senior leadership team in order to further link their near-term decisions to the long-term success of Synopsys. At the end of fiscal 2012, Dr. de Geus held 600,544 shares of our common stock, valued (as of the end of fiscal 2012) at over 30 times his annual base salary. Dr. Chan held 179,580 shares, valued (as of the end of fiscal 2012) at over 10 times his annual base salary.
- We maintain a clawback policy for the recovery of performance-based compensation in the event of a substantial financial restatement.
- Our NEOs are prohibited from engaging in hedging transactions in Synopsys stock, holding Synopsys stock in a margin account, and pledging Synopsys stock as collateral for a loan.
- Synopsys' executive compensation policies are structured to discourage inappropriate risk-taking by our executives. The Compensation Risk Assessment located after this Compensation Discussion and Analysis describes the Compensation Committee's assessment that the risks arising from our company-wide compensation programs are reasonable, in the best interest of our stockholders, and not likely to have a material adverse effect on Synopsys.

In 2012, we held our second annual advisory stockholder vote on our executive compensation as described in last year's proxy statement. Last year's proxy statement detailed our fiscal 2011 executive compensation as well as important compensation decisions for fiscal 2012, including fiscal 2012 NEO base salaries, amounts of equity grants, and the selection of metrics that would be used in determining achievement of performance-based compensation.

More than 99% of the shares that were voted approved our executive compensation. Our Compensation Committee considered our stockholders' votes in deciding the final amounts of our NEOs' cash incentive payments for fiscal 2012. The Compensation Committee also factored in our stockholders' say-on-pay approval in deciding to maintain similar compensation practices for fiscal 2013. For fiscal 2013, Dr. Chan received a significant increase in target direct compensation due to his promotion to Co-CEO. The Compensation Committee used the stockholder-approved compensation of Dr. de Geus, our other Co-CEO, as a guide in setting Dr. Chan's compensation. In addition, Dr. de Geus requested that the Compensation Committee reduce his own target direct compensation, emphasizing the importance to him of being compensated equally with Dr. Chan and assessed as a Co-CEO team. The Compensation Committee approved his request.

Our Compensation Philosophy

We have designed our executive compensation program to attract, motivate and retain a team of highly qualified executives who will drive technological and business success. Our principal goal is to motivate and reward our NEOs for direct contributions that lead to the improvement of our long-term business performance and increased stockholder value. To achieve this goal, we have developed the following compensation objectives:

- Provide competitive compensation that attracts and retains top-performing NEOs
- Link NEO compensation to the success of our business objectives
- Motivate NEOs to achieve results that exceed our strategic plan targets
- Align the interests of NEOs and stockholders through the managed use of long-term incentives
- Promote teamwork among NEOs by considering internal fairness in setting compensation levels

Pay for Performance. Underlying our core objectives is our ***pay for performance*** philosophy. We believe that the majority of each NEO's target total direct compensation should be "performance-based"—that is, contingent upon the overall performance of our business and individual performance. As shown in the graph below, we structure our compensation mix such that approximately 90% of the target total direct compensation of our highest-paid NEO, Dr. de Geus, is performance-based. (Dr. de Geus was our sole CEO at the beginning of fiscal 2012, and Dr. Chan's compensation was not increased or adjusted due to his promotion to Co-CEO during fiscal year 2012.) Approximately 80% of target total direct compensation is performance-based for our other NEOs. We believe this direct link between pay and performance is an effective way to motivate our NEOs to achieve key financial objectives and, ultimately, increase stockholder value.

Dr. de Geus
Fiscal 2012 Target Direct Compensation


Base Salary
10%
Performance
Based
90%
Stock
Options
30%
Performance
RSUs
36%
Cash
Incentive
24%

All Other NEOs
Fiscal 2012 Target Direct Compensation


Base Salary
19%
Performance
Based
81%
Stock
Options
26%
Performance
RSUs
31%
Cash
Incentive
24%

Role of Compensation Committee. Our Compensation Committee is responsible for determining NEO compensation. The Compensation Committee, which is composed of three independent directors, meets in the first quarter of each fiscal year to review and approve:

- The level of achievement of financial performance goals for the prior fiscal year;
- Annual incentive compensation, if earned, based on that prior fiscal year achievement;
- Annual financial performance goals for the current fiscal year; and
- The level and mix of NEO target compensation for the current fiscal year.

Role of Compensation Committee Consultant. The Compensation Committee directly retained the services of Radford, an Aon Hewitt company, as an independent compensation consultant for fiscal 2012. Radford has served the Compensation Committee in this role since September 2006. The Compensation Committee may replace Radford or hire additional consultants at any time. The Compensation Committee retains sole authority to direct the work of Radford with respect to their work for the Compensation Committee. Synopsys pays the fees for the services provided by Radford to the Compensation Committee. In fiscal 2012, the services provided by Radford included:

- Assisting in the selection of our peer group companies and applicable benchmarks;
- Providing compensation survey data to benchmark NEO compensation;
- Helping the Compensation Committee interpret compensation data;
- Advising on the reasonableness and effectiveness of our NEO compensation levels and programs; and
- Assisting in the review of the NEO compensation disclosure in this Proxy Statement.

In addition, in 2012 Radford conducted a detailed review of our cash and equity compensation plans compared to market practices among our peers, to provide an independent view of the risks associated with our compensation programs, including those for our NEOs.

In addition to the fees we paid Radford for services provided to our Compensation Committee, we also paid $41,000 in fees to Radford during fiscal 2012 for access by our Human Resources department to Radford's general employee compensation benchmarking data. The Compensation Committee reviewed the access fees and determined that they did not constitute a conflict of interest or prevent Radford from being objective in its work for the Compensation Committee. In addition, Radford affirmed to the Compensation Committee that it had policies and procedures in place to prevent conflicts of interest from arising, that the access fees discussed above represented an insignificant percentage of Radford's revenue, that the Radford advisor serving the Compensation Committee did not own Synopsys stock, and that it had no knowledge of any business or personal relationship between the Radford advisor and members of the Compensation Committee or our NEOs.

Peer Group Comparisons. Our Compensation Committee reviews compensation data from a specific group of companies that are similar to us in scale and organizational complexity to establish market-based guidelines for the compensation of our NEOs. For fiscal 2012, our Compensation Committee selected the peer group companies listed below because they: (1) were business or labor market competitors in the software (excluding gaming and e-commerce) or fabless semiconductor industries; (2) generated annual revenues between $700 million and $3 billion; (3) had a market capitalization between $2 billion and $12 billion; and (4) had approximately 2,000 to 10,000 employees. At the time of the selection, Synopsys had annual revenue of approximately $1.38 billion, a market capitalization of approximately $3.95 billion, and approximately 6,700 employees.

Altera Corporation	Autodesk, Inc.	BMC Software, Inc.
Cadence Design Systems, Inc.	Citrix Systems, Inc.	Cypress Semiconductor Corporation
KLA-Tencor Corporation	LAM Research Corporation	Linear Technology Corporation
LSI Corporation	Marvell Technology Group Ltd.	Mentor Graphics Corporation
Microchip Technology Inc.	Novellus Systems, Inc.(1)	Nuance Communications, Inc.
NVIDIA Corporation	Parametric Technology Corporation	Red Hat, Inc.
salesforce.com, Inc.	Trimble Navigation Ltd.	Xilinx, Inc.

(1) Novellus Systems, Inc. was acquired by LAM Research Corporation on June 4, 2012.

Our Compensation Committee selected a range between the 50th and 60th percentiles of our peer group as a general guideline for fiscal 2012 NEO total direct compensation, total cash compensation, and equity compensation. With respect to the specific elements of cash compensation, the Compensation Committee used the 25th to 50th percentiles of our peer group to set NEO base salaries. Moreover, the Committee set the base salary of Dr. de Geus below the 25th percentile of peers. In selecting targets for our performance-based cash incentive compensation program, which are expressed as a percentage of base salary, the Compensation Committee set percentages above the 75th percentile of our peers. The Compensation Committee believes that offsetting a lower base salary with a higher performance-based cash compensation opportunity, especially in the case of Dr. de Geus, reinforces our commitment to pay for performance. Furthermore, as mentioned above, total cash compensation for our NEOs still remains generally targeted between the 50th and 60th percentiles of our peers.

Our Compensation Committee believes that peer group comparisons are useful guidelines to measure the competitiveness of our compensation practices. The Compensation Committee maintains discretion, however, to set levels of NEO compensation based upon distinguishing factors such as individual performance, an NEO's level of experience and responsibilities, internal pay equity, the relative levels of compensation amongst NEOs, and our compensation budget.

Role of Management. Our Compensation Committee discusses NEO performance assessments and compensation targets with our Co-CEOs (though Dr. de Geus was our sole CEO at the start of fiscal 2012 and led the review of NEO performance for fiscal 2012, as described below in "Actual Fiscal 2012 NEO Compensation"), our Senior Vice President of Human Resources, and our Vice President of Compensation and Benefits. To assess Co-CEO performance, the Compensation Committee oversees a comprehensive assessment process facilitated by our Senior Vice President of Human Resources. We also have an executive compensation team that provides relevant compensation data derived from Radford's survey data and background information and makes appropriate recommendations to help our Compensation Committee make effective decisions. No NEO is present for Compensation Committee decisions related to his individual compensation.

Annual Say-on-Pay Vote. Our stockholders have the opportunity to cast an annual advisory vote on our NEO compensation (say-on-pay vote) – see Proposal 3 on page 32 of this Proxy Statement. At each of the past two annual meetings, over 97% of the shares voted approved our NEO compensation. Although the vote is non-binding, the Compensation Committee considers the results of the say-on-pay vote when making compensation decisions, allowing our stockholders to provide input on our compensation philosophy, policies and practices.

Core Elements of NEO Total Direct Compensation

Our three core elements of NEO total direct compensation are base salary, a cash incentive payment and equity-based awards.

Base Salary. Base salaries compensate our NEOs for expected levels of day-to-day performance. Our Compensation Committee believes that base salaries should be determined by each individual's role and responsibilities, our financial projections and budget for the coming year and historical salary levels. In addition, the Compensation Committee uses the 25th to 50th percentiles of our peer group as a general guideline for NEO base salaries, and uses a benchmark below the 25th percentile as a general guideline for the base salary of Dr. de Geus.

Cash Incentive Payment. We use annual cash incentive compensation to align NEO performance with the near-term financial interests of our stockholders. These cash incentive payments can be paid to NEOs only if we achieve our annual financial performance goals, which advance our long-term strategic plans. We grant cash incentive compensation opportunities under our 2006 Employee Equity Incentive Plan, as amended, which was most recently approved by our stockholders in fiscal 2012.

Executive Incentive Plan. Potential cash incentive payments are calculated pursuant to our Executive Incentive Plan—162(m) (EIP), which was approved by the Compensation Committee in January 2010. The EIP is designed to permit us to pay "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. It provides a formulaic, objective determination of cash incentive compensation and provides the Compensation Committee with discretion to reduce, but not to increase, potential cash incentive payments. The EIP caps actual cash incentive payments at the lesser of $2,000,000 or 200% of the NEO's applicable target, regardless of the achievement level of our annual performance goals. The EIP requires the Compensation Committee to approve a target cash incentive payment, our annual performance goals and a payout matrix at the beginning of each fiscal year to calculate potential cash incentive payments.

Target Cash Incentive Payment. The target cash incentive payment is the amount of cash incentive compensation that our NEOs could earn if our financial performance goals for the fiscal year are achieved. Target cash incentive levels are expressed as a percentage of the NEO's base salary. Our Compensation Committee has not changed target cash incentive levels for the past four fiscal years, with the exception of Mr. Cabrera's target, which was increased from 60% to 70% in fiscal 2011 to bring it within the 50th to 60th percentile range of our peer companies. Our NEOs' fiscal 2012 target cash incentive payments are below:

NEO	Target Cash Incentive Payment (% of Base Salary)
Aart J. de Geus	240%
Chi-Foon Chan	170%
Brian M. Beattie	125%
Joseph W. Logan	145%
Brian E. Cabrera	70%

Our Compensation Committee views cash incentive payments as a critical tool for implementing our pay-for-performance philosophy. The Compensation Committee compares each NEO's target cash incentive opportunity against peer group benchmarks every year to confirm it creates a competitive and effective incentive. The Committee generally used percentages above the 75th percentile of our peer group as a guide in selecting target levels for fiscal 2012. For our NEOs, the target cash incentive opportunity offsets a base salary that is targeted at a lower peer group benchmark, generally the 25th to 50th percentile of peers and, for Dr. de Geus, below the 25th percentile. Our Compensation Committee believes this emphasis on performance-based compensation in the cash compensation mix for our NEOs reinforces our commitment to pay-for-performance and recognizes our NEOs' key roles in guiding our performance. The Compensation Committee reviews these target award levels annually to ensure they provide adequate performance and retention incentives.

Performance Goals. The EIP requires our Compensation Committee to set annual performance goals based on revenue, operating margin, and revenue backlog. We must reach a high level of achievement of these goals, which the EIP refers to as Corporate Financial Goals, before any cash incentive payment may be earned. In addition, under the EIP, our Compensation Committee sets a further revenue backlog goal called a Revenue Predictability Goal that, if fully achieved, can increase NEO cash incentive payments through a multiplier. Our Compensation Committee believes the numbers it sets for each of these goals are challenging but not so unrealistic as to encourage excessive or unnecessary risk-taking. Our Corporate Financial Goals and Revenue Predictability Goal for fiscal 2012 are below:

Corporate Financial Goals	Fiscal 2012 Target
Current fiscal year revenue	Fiscal 2012 revenue: $1.660 billion
Current fiscal year non-GAAP operating margin(1)	Fiscal 2012 non-GAAP operating margin: 23.2%
Following fiscal year revenue backlog(2)	Fiscal 2013 revenue backlog: $1.251 billion
Revenue Predictability Goal	**Fiscal 2012 Target**
Second following fiscal year revenue backlog(2)	Fiscal 2014 revenue backlog: *(3)

(1) Non-GAAP operating margin is GAAP operating margin adjusted to eliminate the effect of stock compensation, acquisition-related costs, amortization of intangible assets and certain unusual events.

(2) Revenue backlog for a particular year is the portion of committed orders not yet recognized as revenue but that we expect to be recognized in that particular year, measured as of the end of the current fiscal year.

(3) We consider our second-year revenue backlog target to be confidential, and the disclosure of this target would cause us competitive harm. In general, our Compensation Committee sets revenue backlog targets that it believes to be challenging but attainable in the absence of a further deterioration in macroeconomic conditions. In past fiscal years, revenue backlog targets were achieved in fiscal 2010 and 2011, but not in fiscal 2009.

The use of current fiscal year revenue and non-GAAP operating margin focuses our NEOs on current fiscal year performance, while the following two years of revenue backlog goals focus our NEOs on near-term future revenue and revenue predictability. We believe the exclusive use of corporate performance metrics, rather than a mix of corporate and individual metrics, fosters teamwork among our NEOs and reflects the importance of company-wide performance to stockholder value. We consider these performance metrics to be the best indicators of our financial performance and future prospects. Our Compensation Committee believes the consistent application of these measures, which have been used for five straight fiscal years, allows our NEOs to focus on sustained performance rather than short-term accomplishments.

Payout Matrix. Each year, our Compensation Committee approves a payout matrix that determines, within boundaries established by the EIP, what percentage of target cash incentive payments could be paid out at each level of achievement of our Corporate Financial Goals. The EIP requires a minimum average achievement of 90% of our Corporate Financial Goals before our NEOs can earn any cash incentive payment. Furthermore, according to the EIP, the payout matrix may not award more than 67.5% of a target payment for that 90% achievement threshold.

The EIP is structured in this way to provide a limited payment opportunity when performance goals are narrowly missed. We believe this limits our exposure to excessive risk-taking that can arise with "all or nothing" performance conditions. We believe this minimum 90% achievement level is well above, and therefore more demanding than, the minimum thresholds of our peer group. It is also 10% above the minimum achievement level for our broad-based employee incentive compensation plans.

For fiscal 2012, our Compensation Committee approved a payout matrix that allows our NEOs to earn 100% of their target cash incentive payments if we achieve an average of 100% of our Corporate Financial Goals, which is consistent with incentive compensation plans for our other employees. The following table provides excerpts from the fiscal 2012 payout matrix.

Fiscal 2012 Payout Matrix

Average Achievement of Corporate Financial Goals	Corporate Financial Payout Factor(1)
<90%	0%
90%	67.5%
100%	**100%**
103%	112.7%
≥125%	150%

(1) We round our average achievement to the nearest quarter percent and use straight-line interpolation to calculate the exact payout factor for achievement levels that fall in between levels specified in the matrix. For example, if we achieve our Corporate Financial Goals at an average of 101.75% then the Corporate Financial Payout Factor is 107.39%.

Corporate Financial Payout Factor. To determine the Corporate Financial Payout Factor, we take the weighted-average achievement of our three Corporate Financial Goals and match the level of achievement to the corresponding percentage on the payout matrix (above). Each of the Corporate Financial Goals is equally weighted (*i.e.,* 33.3% each) to encourage our NEOs to focus not only on current financial goals, but also the achievement of near-term future revenue.

Corporate Financial Goals (CFG) Multiplier. If we achieve a weighted average of greater than 100% of our Corporate Financial Goals, an additional multiplier will be applied to increase the potential cash incentive payment. The Compensation Committee believes that the CFG Multiplier encourages our NEOs to maximize their efforts to achieve outstanding results for our stockholders. The Compensation Committee reserves the right to reduce potential cash incentive payments to the extent of the CFG Multiplier in its sole discretion. For fiscal 2012, this CFG Multiplier was 1.10.

Revenue Predictability Payout Factor. If we achieve greater than 100% of our Revenue Predictability Goal, the EIP provides a Revenue Predictability Payout Factor, which is an additional multiplier expressed as a percentage. For fiscal 2012, if we achieved more than 100% of our Revenue Predictability Goal, then actual NEO variable cash incentive payments would be multiplied by a percentage ranging from 100% to 150%. Under-performance against the Revenue Predictability Goal does not decrease potential cash incentive payments. The Compensation Committee believes that the Revenue Predictability Payout Factor encourages our NEOs to maximize their efforts to achieve a stable and predictable future revenue stream.

EIP Payment Formula. The following formula demonstrates the calculation of the potential cash incentive payments after the completion of our fiscal year:


Potential Cash Incentive Payment
Target Cash Incentive Payment
Corporate Financial Payout Factor
CFG Multiplier (if applicable)
Revenue Predictability Payout Factor (if applicable)

Actual Cash Incentive Payments. Actual cash incentive payments for a given fiscal year are only approved after the Compensation Committee has reviewed the potential cash incentive payment calculations and considered other material information not incorporated into the payout formula, such as the impact of acquisition activity for the year and individual performance. However, our Compensation Committee only has the ability to reduce potential cash incentive payments and in no event can actual cash incentive payments exceed the lesser of $2,000,000 or 200% of the NEO's respective target cash incentive payment.

Equity-Based Awards. We believe that equity-based awards are an effective way to align the interests of our NEOs with the long-term interests of our stockholders. They provide a long-term retention incentive to our NEOs through the financial benefit received upon the achievement of business objectives that increase long-term stockholder value as well as through time-based vesting that requires the long-term service of an NEO to fully realize an award. Equity-based awards are granted under our 2006 Employee Plan. Currently, our Compensation Committee grants to our NEOs stock options with time-based vesting and performance-based restricted stock units (RSUs), which are eligible to vest only upon achievement of pre-established performance criteria, followed by time-based vesting.

The total number of equity awards granted to each NEO is based on an estimated target value. The Compensation Committee chooses a target value using a range of values between the 50th and 60th percentiles of our peer group for general guidance. The Compensation Committee also considers our financial projections and equity budget for the coming year, as well as each individual NEO's role and responsibilities (to reflect internal pay equity between NEOs and our employees in general). To determine the estimated target value of stock option awards, we use a Black-Scholes option-pricing model. For performance-based RSUs, we assume 100% achievement of the RSUs' performance component and use an estimated closing price for our common stock on the expected grant date. The grant date value of the equity awards does not represent the actual value that may be realized by an NEO upon vesting or exercise of such awards.

After choosing the target value for each NEO's equity awards, the Compensation Committee seeks to allocate the value roughly equally between stock options and RSUs. The Compensation Committee believes this ratio is appropriate because it encourages our NEOs to focus both on near-term results (through the performance component of the RSUs) and long-term value creation (through contributions to sustained increases in our stock price). To determine the actual number of stock option shares and RSU shares to be granted, the Compensation Committee currently uses a ratio of three stock option shares to each RSU share. Therefore, our NEOs receive approximately three times as many stock option shares as RSU shares, which the Compensation Committee believes is within current standard market practice and represents an approximate ratio between the fair value of our stock options and RSUs, based upon a Black-Scholes calculation.

Stock Options. Our Compensation Committee believes that stock options are an important form of long-term incentive compensation because they are only valuable if our stock price increases over time. As a result, our NEOs' interests are directly linked to our long-term business objectives through the appreciation of our stock price. The Compensation Committee sets the exercise price of stock options at the closing price of our common stock as reported on the NASDAQ Global Select Market on the date of a pre-scheduled Compensation Committee meeting at which the stock option is granted, as described in more detail in "Equity Grant Timing Policy," below. Stock options generally vest based on continued service over four years.

Performance-Based RSUs. The Compensation Committee believes that RSUs further align the interests of our NEOs with the interests of our stockholders because the value of each RSU increases or decreases directly with our stock price. Additionally, the grant date value of one share of stock subject to an RSU is just over three times greater than the value of one share of stock subject to a stock option using the valuation principles described above, which allows us to better manage stockholder dilution by awarding fewer RSUs relative to stock options. In line with our overall philosophy of pay for performance, the Compensation Committee only grants RSUs that are subject to performance criteria, except in the event of new hire, promotional or special recognition awards. In fiscal 2012, there were no new hire, promotional or special recognition awards for our NEOs.

Each year, the Compensation Committee selects a non-GAAP net income goal for performance-based RSUs. (Non-GAAP net income is GAAP net income adjusted for stock compensation expense, acquisition-related costs, amortization of intangible assets and certain unusual events.) Our fiscal 2012 goal was non-GAAP net income of $279.9 million. The Compensation Committee uses non-GAAP net income because it is an important measure of our success that is distinct from other metrics used in our EIP, such as revenue and operating margin.

Each performance-based RSU grant is made at the maximum amount of shares that can be earned if we fully achieve our non-GAAP net income goal. The actual number of shares that are earned and eligible to vest depends on the level of achievement of our goal. Achievement below 95% results in the cancellation of the entire award:

Percentage Achievement of RSU Non-GAAP Net Income Performance Goal


0%
95%
100%
The entire RSU award is **cancelled** for achievement below 95%
50-100% of RSU award earned(1)
50% of RSU award earned
100% of RSU award earned(2)

(1) If we achieve between 95% and 100% of our performance goal, then between 50% and 100% of the RSU award is earned and eligible to vest. The exact amount of shares earned is calculated by linear interpolation.

(2) 100% of the RSU award is earned and eligible to vest if we achieve 100% or more of our performance goal. No additional shares are earned if we exceed our performance goal.

The Compensation Committee rewards performance levels between 95% and 100% to provide our NEOs with a partial stock award for substantially achieving our non-GAAP net income goal. The Compensation Committee believes this limits excessive risk-taking that can be encouraged by a single "all or nothing" performance condition.

Such performance-based RSUs remain subject to time-based vesting. If the performance goal is achieved, only 25% of the earned RSU shares vest. The remaining earned RSU shares vest annually over the following three years, provided the NEO continues to remain employed by Synopsys, which encourages retention and long-term focus.

Actual Fiscal 2012 NEO Compensation

In fiscal 2012, approximately 91% of the actual direct compensation of Dr. de Geus, our highest-paid NEO and sole CEO at the beginning of fiscal 2012, was performance-based, and approximately 85% of the actual direct compensation of our other NEOs was performance-based. We achieved a weighted average of 110.4% of our Corporate Financial Goals under our EIP, and exceeded the Revenue Predictability Goal by more than 35%, thus helping create greater stability for future revenue streams. Our over-achievement of company goals surpassed our over-achievement in fiscal 2011. As a result, all of our NEOs other than Dr. de Geus earned more cash compensation than in fiscal 2011.

As in fiscal 2011, Dr. de Geus requested that the Compensation Committee reduce his cash incentive payment in order to maintain parity with our executive team. The Compensation Committee honored his request and thus Dr. de Geus received the same cash incentive payment as in fiscal 2011.

Base Salary. The Compensation Committee did not increase NEO base salaries for fiscal 2012, with the exception of Mr. Cabrera's base salary, which was increased by 8.6% to bring it within the 25th to 50th percentiles of our peer group, consistent with our general compensation philosophy for base salaries. The Compensation Committee kept base salaries flat for our other NEOs because the Committee believed they remained appropriate for each NEO's role and responsibilities and remained within or below the 25th to 50th percentile range. Our philosophy uses this range as a guideline for fixed cash compensation in order to emphasize the role of performance-based compensation in our NEOs' total cash compensation mix.



Fiscal 2011 Base Salary
Fiscal 2012 Base Salary
$500,000 $500,000
$450,000 $450,000
$400,000 $400,000
$357,200 $357,200
$325,000 $353,000
Aart J. de Geus
Chi-Foon Chan
Brian M. Beattie
Joseph W. Logan
Brian E. Cabrera

Cash Incentive Payment. Our achievement against our EIP performance goals in fiscal 2012 was as follows:

Corporate Financial Goals	Weight	Fiscal 2012 Target	Fiscal 2012 % Achieved
Fiscal 2012 revenue	33.33%	$1.660 billion	105.8%
Fiscal 2012 non-GAAP operating margin	33.33%	23.2%	101.8%
Fiscal 2013 revenue backlog(1)	33.34%	$1.251 billion	123.7%
Revenue Predictability Goal		**Fiscal 2012 Target**	**Fiscal 2012 % Achieved**
Fiscal 2014 revenue backlog(1)	—	*(2)	135.7%

(1) Revenue backlog for a particular year is the portion of committed orders not yet recognized as revenue but that we expect to be recognized in that particular year, measured as of the end of the current fiscal year.

(2) We consider our second-year revenue backlog target to be confidential, and the disclosure of this target would cause us competitive harm. In general, our Compensation Committee sets revenue backlog targets that it believes to be challenging but attainable in the absence of a further deterioration in macroeconomic conditions.

In December 2012, the Compensation Committee met with Dr. de Geus to discuss the fiscal 2012 performance of each of the other NEOs and the calculation of potential cash incentive payments. Based on our overachievement of EIP performance goals, the calculation of cash incentive payments using the EIP's payment formula would have yielded awards of 200% of each NEO's target payment, which is the capped limit of the EIP plan. However, in order to meet budgetary goals, the Compensation Committee, with management's recommendation, reduced EIP awards below this level. The Compensation Committee agreed with Dr. de Geus' recommendations regarding cash incentive payment amounts and his assessment of the individual contributions of our other NEOs. As a result, the Compensation Committee determined the following:

Dr. Chi-Foon Chan, Co-Chief Executive Officer and President—Dr. Chan continued to lead our technology business and field organization to numerous successes, including critical customer wins and renewals, substantial technology innovations, particularly in addressing challenges presented by cutting-edge integrated circuit designs such as those for the 20-nanometer technology node, and continued market expansion in Asia, especially Taiwan. In addition, Dr. Chan led us in the closing and successful integration of several acquisitions for the year. Dr. Chan was also named Co-CEO in fiscal 2012. Both Dr. de Geus as well as our Compensation Committee sought to recognize the achievements of Dr. Chan in this new role for over half the year. Therefore, the Compensation Committee, at the recommendation of Dr. de Geus, made Dr. Chan's actual cash incentive payment identical to that of Dr. de Geus. Both Co-CEO's target cash incentive payment levels under the EIP will be the same going forward, as discussed in more detail in "Fiscal 2013 Target NEO Compensation Decisions," below.

Brian Beattie, Chief Financial Officer—Under Mr. Beattie's leadership, we delivered better than expected earnings per share performance, helped by his careful expense management in fiscal 2012. Our operating cash flow exceeded our original expectations for fiscal 2012. In addition, Mr. Beattie prudently managed our cash in a year that saw us complete more than $1 billion in acquisitions. Mr. Beattie oversaw our entry into new revolving credit and term loan facilities, our borrowings under the facilities in order to help fund our acquisitions, and our ultimate repayment of our borrowings under the revolving credit facility. He also led the complex financial integration effort for our acquired companies, which included foreign companies that do not utilize U.S. generally accepted accounting principles.

Joseph Logan, Senior Vice President of Worldwide Sales—Mr. Logan and his global sales force delivered revenue and revenue backlog significantly above plan in a business environment that continued to be unstable. Mr. Logan led his organization to integrate newer technologies from numerous acquisitions concluded throughout the last few years and to promote the value from our existing suite of platforms and tools. Mr. Logan maintained our field organization's focus on solving customer problems and accelerating innovative design.

Brian Cabrera, Vice President, General Counsel and Corporate Secretary—Under Mr. Cabrera's leadership, we closed nine strategic transactions in fiscal 2012. Mr. Cabrera successfully guided our acquisition of Magma Design Automation, Inc. through antitrust review before the Federal Trade Commission and led our acquisition of SpringSoft, Inc. through the Taiwan governmental approval process. In addition, under Mr. Cabrera's leadership, we continued to advance our principled approach to corporate governance and compliance, with Mr. Cabrera serving as our Chief Ethics and Compliance Officer, and to expand our patent portfolio.

Aart J. de Geus, Co-Chief Executive Officer and Chairman of the Board of Directors—At the December meeting, the Compensation Committee further concluded, after a comprehensive assessment that included feedback from our other independent directors, that Dr. de Geus had provided outstanding leadership in fiscal 2012, exceeding our financial goals, growing our core business, and expanding into adjacent markets. Dr. de Geus had previously requested that his potential cash incentive payment, which was calculated to be $2,000,000 based on the achievement of our fiscal 2012 performance goals, be reduced by $500,000 in order to maintain greater parity with his executive team and our overall workforce. Dr. de Geus continues to believe that our success is built on teamwork and, accordingly, he requested that 25% of his potential incentive payment be reallocated to employees other than our NEOs. The Compensation Committee honored his request. In addition, as described in more detail in "Fiscal 2013 Target NEO Compensation Decisions," below, Dr. de Geus recommended that he receive the same salary, cash incentive payment target, and equity grants as Dr. Chan, and that both Co-CEOs be measured as an executive unit so that our Co-CEO structure can build on our past successes and continue to reinforce our strong belief in collaboration with both individual and shared accountability.

After careful consideration, the Compensation Committee approved the following fiscal 2012 cash incentive payments for Dr. de Geus and our other NEOs:

Name	Target Cash Incentive Payment	Actual Cash Incentive Payment
Aart J. de Geus	$1,200,000	$1,500,000
Chi-Foon Chan	$765,000	$1,500,000
Brian M. Beattie	$500,000	$935,000
Joseph W. Logan	$517,940	$1,035,880
Brian E. Cabrera	$247,100	$462,077

Equity-Based Awards. The following table shows the grant date fair value of the stock options and performance-based RSUs granted to our NEOs in fiscal 2012, as well as the number of RSU shares that were earned and became eligible to vest based on our achievement against our RSU performance goal. We reported $315.5 million in non-GAAP net income in fiscal 2012, 112.7% of our fiscal 2012 RSU performance goal of $279.9 million. As a result, the maximum amount of performance-based RSU shares were earned and became eligible to vest, and 25% of those eligible shares vested in December 2012.

In terms of grant date fair value, equity compensation remained relatively flat for most of our NEOs over fiscal 2011. The value of Dr. Chan's equity grant increased by approximately 28% over fiscal 2011. The Compensation Committee awarded Dr. Chan a larger number of stock options and performance-based RSUs in fiscal 2012 in order to reduce the gap in overall compensation between him and Dr. de Geus, reflecting his critical leadership position within the company. The value of Mr. Cabrera's equity grant increased by approximately 13% over fiscal 2011. His stock option and performance-based RSU grant was increased by the Compensation Committee in fiscal 2012, in order to bring his equity compensation closer to the 50th to 60th percentile of our peer group in line with our compensation philosophy.

NEO	Stock Options(1)	Maximum RSU Shares	Actual RSU Shares Earned and Eligible for Vesting(2)	Grant Date Fair Value of Equity Awards
Aart J. de Geus	200,000	66,700	66,700	$3,359,355
Chi-Foon Chan	140,000	46,700	46,700	$2,351,825
Brian M. Beattie	55,000	18,300	18,300	$922,648
Joseph W. Logan	55,000	18,300	18,300	$922,648
Brian E. Cabrera	35,000	11,700	11,700	$588,648

(1) Stock options vest in 1/16th increments every three months over a period of four years, as long as the NEO provides continuous service to us.

(2) The RSU performance goal was achieved at 112.7%, and accordingly 25% of the maximum RSU shares vested on December 12, 2012. The remaining 75% of the maximum RSU shares is scheduled to vest in three equal annual installments beginning on December 8, 2013, as long as the NEO provides continuous service to us.

Other Benefits

General Health and Welfare Benefits. Our NEOs are eligible to participate in a variety of employee benefit plans on the same terms as our other employees, including medical, dental and vision care plans, life and disability insurance, our tax-qualified 401(k) plan, and our Employee Stock Purchase Plan. We believe these benefits are consistent with benefits provided by our peer group and help us to attract and retain high quality executives.

Perquisites & Other Benefits. In fiscal 2012, Synopsys celebrated its 25th anniversary. As part of this celebration, each of our NEOs received a gift worth approximately $200. In addition, Dr. de Geus, a founder of Synopsys, was also presented with a gift worth approximately $2,010 to commemorate his 25 years of service with Synopsys. We reward all of our employees, not just NEOs, with gifts for lengthy service to recognize their loyalty and long-term contributions. In general, however, the Compensation Committee does not provide perquisites or other special executive benefits to our NEOs. In no event are gifts to NEOs grossed-up for tax purposes.

Deferred Compensation Plans. In 1996, the Compensation Committee established a deferred compensation program that allows our NEOs and other highly compensated individuals to save a portion of their compensation on a tax-deferred basis. We offer this program in order to remain competitive with a number of our peer companies and because the tax benefit it offers comes at a relatively low cost to us. The program is currently administered through two deferred compensation plans (one of which is "grandfathered" and closed to new participants). Pursuant to these plans, our NEOs and other highly compensated employees may elect to defer up to 50% of their respective base salary and up to 100% of their respective cash incentive compensation. Distributions from the deferred compensation plans are generally payable upon termination of employment and are made over five to 15 years or as a lump sum, at the option of the participant. We do not make any matching or discretionary contributions to the plans, there are no guarantees or minimum returns on investments, and undistributed amounts under the plans are subject to the claims of our creditors.

Severance and Change of Control Benefits

Executive Change of Control Severance Benefit Plan. For the benefit of certain key executives, we maintain an Executive Change of Control Severance Benefit Plan (Severance Plan), which was approved by our Board of Directors in March 2006 and amended in December 2008. Each of our NEOs is covered under the Severance Plan, except Drs. de Geus and Chan, whose benefits are described below. The Severance Plan is designed to provide for limited cash and equity benefits in the event an executive's employment is terminated in connection with a change of control. By providing limited compensation certainty to our executives, the Compensation Committee believes we are better able to retain the focused services of our executives during a change of control transaction, which helps maintain company-wide business stability during a potentially volatile period. The Compensation Committee believes the benefits provided by the Severance Plan are comparable to the benefits offered by our peer group, which allows us to attract top executives and maintain a consistent management team.

The Severance Plan only provides benefits to an eligible executive in the event of: (1) an involuntary termination of the executive's employment without cause during the period 30 days before or 12 months after a change of control; or (2) a constructive termination of the executive's employment within 12 months after a change of control. The Severance Plan does not provide benefits if the executive's employment is terminated voluntarily or for cause. The terms change of control, involuntary termination without cause, and constructive termination are defined in the Severance Plan. To receive benefits, the executive must sign a release and severance agreement and, upon written request, enter into an 18-month non-competition agreement. We are not required to pay any tax gross-up amounts under the Severance Plan. In addition, any benefits provided under the Severance Plan are subject to immediate termination, or recovery, under certain circumstances, such as a breach of our proprietary information or confidentiality agreements, a breach of our non-solicitation and non-compete agreements, or interference with our existing business relationships.

Our potential payment obligations under the Severance Plan are described in the section titled "Potential Payments Upon Termination or Change of Control" below on page 62 of this Proxy Statement.

Severance and Change of Control Arrangements for Dr. Aart de Geus and Dr. Chi-Foon Chan. We provide severance and change of control benefits to Drs. de Geus and Chan in their respective employment agreements, which were entered into in October 1997 and amended in March 2006 and June 2008. Drs. de Geus and Chan are not eligible to participate in the Severance Plan described above. As with our other NEOs, we believe that these cash and equity severance benefits are reasonable and help promote stability, retain the focused services of Drs. de Geus and Chan in the event of a change of control transaction, and are comparable to the benefits provided by our peer group to similarly situated executives.

The severance and change of control provisions are the same for each agreement. Benefits are only provided in the event of: (1) an involuntary termination of employment without cause within 24 months following a change of control; (2) a voluntary resignation of employment for good reason within 24 months following a change of control; or (3) in the case of severance benefits, an involuntary termination of employment without cause or voluntary resignation for good reason. The terms change of control, involuntary termination, cause, and good reason are defined in the agreements. To receive benefits, Drs. de Geus and Chan must sign a waiver and release of claims. We are not required to pay any tax gross-up amounts under these agreements. These agreements also provide that certain cash benefits payable in connection with an involuntary termination (apart from a change of control) will not be paid if Dr. de Geus or Dr. Chan, as applicable, engage in misconduct, including unauthorized disclosure of our trade secrets or confidential information or willful violations of our written policies, within six months of termination.

Our potential payment obligations under the employment agreements of Drs. de Geus and Chan are described in the section titled "Potential Payments Upon Termination or Change of Control" below on page 62 of this Proxy Statement.

Equity Plans. If we are acquired or involved in a similar corporate transaction, and the surviving company does not assume, replace or otherwise continue all of our outstanding equity awards, our equity incentive plans generally provide that such awards will fully vest. Corporate transactions under the plans generally include a sale or other disposition of more than 50% of our outstanding securities, a sale or other disposition of substantially all of our assets, a merger or consolidation in which we are not the surviving company, or a merger or consolidation in which we are the surviving company but our outstanding shares are converted into other property. We provide this benefit to all employees who hold equity awards under our plans to promote the stability and focused service of our workforce during a potentially uncertain time. Our Compensation Committee believes this benefit encourages our employees to work diligently towards the completion of a transaction that would potentially maximize stockholder value, even when our employees' own equity awards would not survive the transaction.

Other Policy Considerations

Stock Ownership Guidelines. Our Compensation Committee has maintained stock ownership guidelines since fiscal 2003 to further align the interests of our senior management with those of our stockholders. Under our current guidelines, individuals employed in certain specified positions are encouraged to achieve the recommended stock ownership level within four years. The stock ownership recommendations related to our NEOs are: Dr. de Geus – 50,000 shares; Dr. Chan, as Co-CEO – 50,000 shares; Mr. Beattie – 10,000 shares; Mr. Logan – 10,000 shares; and Mr. Cabrera – 7,500 shares. As of January 11, 2013, each of our NEOs held the recommended number of shares.

Equity Grant Timing Policy. We generally grant equity awards to executives at the beginning of each fiscal year at a Compensation Committee meeting that is typically scheduled more than a year in advance. For stock option grants, the Compensation Committee sets the exercise price at the closing price of our common stock on the NASDAQ Global Select Market on the date of the meeting. We generally plan to hold the meeting within two weeks after the release of our financial results so that the option exercise price reflects a fully-informed market price. In the event the meeting falls before the release of our financial results, the Compensation Committee will approve the stock option grants prior to the release of our results but set the exercise price to be the market closing price on the second trading day following the release.

Burn Rate. Each fiscal year, the Compensation Committee approves an annual gross equity budget to closely manage our equity compensation share reserve and stockholder dilution. The Compensation Committee tries to ensure that our gross burn rate approximates the average rate for our peer group as well as the software and services industry in general. Our gross burn rate for each of the last several years was well within the guidelines recommended by Institutional Shareholder Services (ISS).

Tax Deductibility of NEO Compensation. Section 162(m) of the Internal Revenue Code generally limits the amount of NEO compensation we may deduct for annual federal income tax purposes to $1 million for our NEOs. However, compensation which qualifies as "performance-based" under Section 162(m) is excluded from the $1 million limit. Our EIP is designed to permit us to pay "performance-based" compensation. Although our Compensation Committee considers the deductibility of the compensation it awards, it retains the flexibility to award compensation that is consistent with our objectives even if it does not qualify for a tax deduction.

Clawback Policy. In December 2008, our Board of Directors adopted a Compensation Recovery Policy, which allows us to recover or "clawback" compensation paid to covered employees under certain circumstances. Pursuant to the policy, we may require a covered employee to return all or a portion of any compensation paid or received after January 1, 2009, if: (1) the compensation was based on the achievement of financial results, and the results were the subject of a substantial restatement of our financial statements as filed with the Securities and Exchange Commission; and (2) less compensation would have been earned by the employee based on the restated financial results. Our Board of Directors has the sole authority to enforce this policy, and it is limited by applicable law. Each of our NEOs is subject to our Compensation Recovery Policy.

No Hedging Transactions. Our insider trading policy prohibits our employees, including our NEOs, and directors from engaging in hedging transactions in our common stock.

No Pledging. Our insider trading policy prohibits our employees, including our NEOs, and directors from holding our common stock in a margin account or pledging it as collateral for a loan.

Fiscal 2013 Target NEO Compensation Decisions

Our overall compensation philosophy for fiscal 2013 did not deviate from our philosophy for fiscal 2012, which is described above in "Our Compensation Philosophy." The Compensation Committee continued to use the 50th to 60th percentiles of our peer group as a general guideline for fiscal 2013 NEO total direct compensation, total cash compensation, and equity compensation. In all, performance-based compensation is targeted at approximately 90% percent of total direct compensation for our Co-CEOs and remains targeted at 80% for our other NEOs in fiscal 2013.

The Compensation Committee increased the target direct compensation for Dr. Chan to fit his new role as our Co-Chief Executive Officer. Dr. Chan had been promoted to Co-CEO in May 2012 but requested that the Compensation Committee defer any changes to his compensation until fiscal 2013.

The Compensation Committee set Co-CEO compensation equally for fiscal 2013, taking into account Dr. de Geus' request that the Co-CEOs be treated as an executive unit. The Compensation Committee also examined Radford research on compensation at other companies that use a Co-CEO leadership model, which reported that for each core element of compensation, Co-CEOs were paid equally in most instances. Dr. de Geus recommended to the Compensation Committee that they reduce his pay in order to assist the Committee in deciding to compensate our Co-CEOs equally. The Compensation Committee accepted Dr. de Geus' request, and as a result, Dr. de Geus' target cash compensation decreased by 5.9% for fiscal 2013. Dr. Chan's base salary increased by 11.1% and his target cash compensation increased by 31.7%, as explained in further detail below.

Regarding our other NEOs, the Compensation Committee increased the base salary of Mr. Logan by 6.3% to remain competitive with peers and bring it within benchmarking range, but otherwise did not change target cash compensation for our other NEOs.

Base Salaries. The Compensation Committee elected to increase Dr. Chan's base salary by 11.1% to match Dr. de Geus' base salary, in order to account for Dr. Chan's promotion to Co-CEO. The Compensation Committee approved an increase of just over 6% for Mr. Logan's base salary to ensure competitiveness with his peers. All other NEO base salaries remain the same in fiscal 2013.



Fiscal 2012 Base Salary
Fiscal 2013 Base Salary
$500,000 $500,000
$450,000 $500,000
$400,000 $400,000
$357,200 $380,000
$353,000 $353,000
Aart J. de Geus
Chi-Foon Chan
Brian M. Beattie
Joseph W. Logan
Brian E. Cabrera

Cash Incentive Payments. The Compensation Committee increased Dr. Chan's target cash incentive payment, and partially offset this by decreasing Dr. de Geus' target payment, so that both Co-CEOs will have a target payment of 220% of base salary for fiscal 2013. Otherwise, the targets for our NEOs did not change from fiscal 2012, as the Compensation Committee believed they provided an appropriate level of incentive and remained consistent with our compensation philosophy.



Fiscal 2012 Target Cash Incentive Payment
Fiscal 2013 Target Cash Incentive Payment
% of Base Salary
Aart J. de Geus
240%
220%
Chi-Foon Chan
170%
220%
Brian M. Beattie
125%
125%
Joseph W. Logan
145%
145%
Brian E. Cabrera
70%
70%

The Compensation Committee also continued to use the financial performance metrics in the EIP in setting performance goals for fiscal 2013. Our Compensation Committee believes the fiscal 2013 EIP performance goals are realistic but not easily achievable.

Equity-based Awards. The Compensation Committee approved equity grants to our NEOs for fiscal 2013. The grants were split approximately equally between stock options and RSUs based on grant date fair value, with one RSU considered by the Compensation Committee to be approximately equivalent in value to three stock options, slightly lower than valuations of our option grants using Black-Scholes valuation methodology. All awards are subject to time-based vesting. The RSU awards are further subject to a performance condition that, as in past practice, is based on a non-GAAP net income goal. Our Compensation Committee believes that the RSU performance goal is realistically possible to achieve but still challenging.

The table below summarizes the equity awards granted to our NEOs for fiscal 2013. Dr. Chan's awards were increased relative to last year as a result of his promotion to Co-CEO. Dr. de Geus recommended a decrease to his individual grant level so that both Co-CEOs would have the same grant level for fiscal 2013, and the Compensation Committee approved the change.

NEO	Stock Options	Maximum RSU Shares(1)
Aart J. de Geus	160,000	53,300
Chi-Foon Chan	160,000	53,300
Brian M. Beattie	55,000	18,300
Joseph W. Logan	60,000	20,000
Brian E. Cabrera	32,500	10,800

(1) This column represents the maximum number of RSU shares eligible to vest. The actual number that becomes eligible to vest is based upon the achievement level of our fiscal 2013 non-GAAP net income goal

Conclusion

We remain strongly committed to our pay for performance philosophy. As a result of the compensation program described above, the majority of each NEO's compensation depends upon the achievement of our business goals and increasing stockholder value. Our Compensation Committee gives careful consideration to each core element of direct compensation for each NEO. The Compensation Committee believes our NEO compensation program is effective in advancing our goals, reasonable in light of the programs of our peers, and responsible in encouraging our NEOs to work for real innovation, business growth and outstanding stockholder returns, without promoting unnecessary or excessive risks.

Compensation Risk Assessment

Our Compensation Committee aims to establish company-wide compensation policies and practices that reward contributions to long-term stockholder value and do not promote unnecessary or excessive risk-taking. In furtherance of this objective, in late 2012, our Compensation Committee conducted an assessment of our compensation arrangements, including those for our NEOs. The assessment process included, among other things, a review of our (1) compensation philosophy, (2) compensation at peer group companies, (3) our compensation mix and (4) the terms and payments under our cash and equity-based incentive plans. Our Compensation Committee also asked Radford, its independent compensation consultant, to perform a detailed review of our cash and equity-based compensation plans in comparison to market practices.

In its review, among other factors, our Compensation Committee considered the following:

- Our revenue model and our cash incentive plan encourage our employees to focus on creating a stable, predictable stream of revenue over multiple years, rather than focusing on current year revenue at the expense of succeeding years.
- The Compensation Committee believes that the allocation of compensation among our core compensation elements effectively balances short-term performance and long-term performance.
- Our cash and equity-based incentive awards focus on both near-term and long-term goals and, in the case of equity-based incentive awards, provide for compensation over a four-year period, to ensure that our NEOs remain focused on our performance beyond the immediate fiscal year.
- The performance goals for our cash and equity-based incentive awards use a variety of performance metrics, which diversifies the risk associated with any one metric or aspect of performance.
- Our cash and equity-based incentive awards contain a range of performance levels and payouts to discourage executives from taking risky actions to meet a single target with an all-or-nothing result of compensation or no compensation.
- Our EIP caps cash incentive payments at a maximum award size. In addition, the Compensation Committee retains negative discretion to reduce our NEOs' incentive payments under the plan.
- Our cash incentive payments and equity awards are subject to a clawback policy to recover compensation in the event of a substantial financial restatement.
- Our executives are encouraged to hold a meaningful number of shares of our common stock pursuant to our stock ownership policy.

Based upon this assessment, our Compensation Committee believes that our company wide compensation policies and practices are reasonable and encourage appropriate behaviors without creating risks that are reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table shows compensation awarded to, paid to, or earned by each of our executive officers, which consist of our Co-Chief Executive Officers, Chief Financial Officer and our two other executive officers (collectively, NEOs), for services performed during fiscal 2012, fiscal 2011 and fiscal 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)(2)
Aart J. de Geus	2012	$ 500,000	$ —	$ 1,844,255	$ 1,515,100	$1,500,000(3)	$ 2,646(4)	$ 5,362,001
Co-Chief Executive Officer and Chairman of the Board of Directors	2011	$ 500,000	$ —	$ 1,771,552	$ 1,436,660	$1,500,000(5)	$ 1,500(6)	$ 5,209,712
	2010	$ 500,000	$ —	$ 1,278,710	$ 1,085,948	$1,500,000(7)	$ 1,500(6)	$ 4,366,158
Chi-Foon Chan	2012	$ 450,000	$ —	$ 1,291,255	$ 1,060,570	$1,500,000(3)	$ 1,680(8)	$ 4,303,505
Co-Chief Executive Officer and President	2011	$ 450,000	$ —	$ 1,017,248	$ 826,080	$1,450,000(5)	$ 1,500(6)	$ 3,744,828
	2010	$ 450,000	$ —	$ 840,800	$ 714,048	$1,334,160(7)	$ 1,674(9)	$ 3,340,682
Brian M. Beattie	2012	$ 400,000	$ —	$ 505,995	$ 416,653	$ 935,000(3)	$ 2,742(10)	$ 2,260,390
Chief Financial Officer	2011	$ 400,000	$ —	$ 486,048	$ 395,082	$ 860,000(5)	$ 2,050(11)	$ 2,143,180
	2010	$ 400,000	$ —	$ 420,400	$ 357,024	$ 800,000(7)	$ 1,800(11)	$ 1,979,224
Joseph W. Logan	2012	$ 357,200	$ —	$ 505,995	$ 416,653	$1,035,880(3)	$ 1,500(6)	$ 2,317,228
Senior Vice President, Worldwide Sales	2011	$ 357,200	$ —	$ 486,048	$ 395,082	$ 942,800(5)	$ 1,500(6)	$ 2,182,630
	2010	$ 357,200	$ —	$ 420,400	$ 357,024	$ 903,287(7)	$ 1,500(6)	$ 2,039,411
Brian E. Cabrera	2012	$ 353,000	$ —	$ 323,505	$ 265,143	$ 462,077(3)	$ 1,500(6)	$ 1,405,225
Vice President, General Counsel and Corporate Secretary	2011	$ 325,000	$ —	$ 286,848	$ 233,457	$ 400,000(5)	$ 1,500(6)	$ 1,246,805
	2010	$ 325,000	$ —	$ 245,934	$ 208,264	$ 292,500(7)	$ 1,500(6)	$ 1,073,198

(1) The amounts shown for stock awards and option awards represent the aggregate grant date fair value of such awards granted to the NEOs in fiscal 2012, fiscal 2011 and fiscal 2010 as computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, *Compensation—Stock Compensation*, excluding the effect of forfeitures. For each award, the grant date fair value is calculated using the closing price of our common stock on the grant date and, in the case of performance-based restricted stock unit awards, assuming 100% probability of achievement of performance conditions as of the grant date. These amounts do not represent the actual value that may be realized by the NEO upon vesting or exercise of such awards. For information on the assumptions used to calculate the value of the awards, refer to Note 9 to the consolidated financial statements contained in our 2012 Annual Report on Form 10-K.

(2) Amounts exclude non-qualified deferred compensation earnings because we do not regard the returns from the investment alternatives selected by the executive for such earnings to be above-market or preferential as they are consistent with the types of investment opportunities generally provided to our employees under our tax-qualified 401(k) plan and Synopsys does not supplement or guarantee the returns on amounts deferred.

(3) Amount consists of cash-based incentive compensation earned for the achievement of performance objectives approved by our Compensation Committee for fiscal 2012 pursuant to our Executive Incentive Plan-162(m).

(4) Amount consists of $1,500 in matching contributions made by Synopsys under our tax-qualified 401(k) plan, which provides for broad-based U.S. employee participation, $846 in matching contributions made by Synopsys to Dr. de Geus' health savings account at the same rate as for our other employees who enroll in this health plan, and $300 relating to matching charitable contributions made by The Synopsys Foundation on behalf of Dr. de Geus as part of a broad-based charitable matching program available to all U.S. Synopsys employees.

(5) Amount consists of cash-based incentive compensation earned for the achievement of performance objectives approved by our Compensation Committee for fiscal 2011 pursuant to our Executive Incentive Plan-162(m).
(6) Amount consists of matching contributions made by Synopsys under our tax-qualified 401(k) plan, which provides for broad-based U.S. employee participation.
(7) Amount consists of cash-based incentive compensation earned for the achievement of performance objectives approved by our Compensation Committee for fiscal 2010 pursuant to our Executive Incentive Plan-162(m).
(8) Amount consists of $1,500 in matching contributions made by Synopsys under our tax-qualified 401(k) plan, which provides for broad-based U.S. employee participation, as well as $180 relating to matching charitable contributions made by The Synopsys Foundation on behalf of Dr. Chan as part of a broad-based charitable matching program available to all U.S. Synopsys employees.
(9) Amount consists of $1,500 in matching contributions made by Synopsys under our tax-qualified 401(k) plan, which provides for broad-based U.S. employee participation, and $174 of tax reimbursement related to a 20-year employment anniversary gift given to any employee that has been employed with us for 20 years.
(10) Amount consists of $1,500 in matching contributions made by Synopsys under our tax-qualified 401(k) plan, which provides for broad-based U.S. employee participation, $692 in matching contributions made by Synopsys to Mr. Beattie's health savings account at the same rate as for our other employees who enroll in this health plan, and $550 relating to matching charitable contributions made by The Synopsys Foundation on behalf of Mr. Beattie as part of a broad-based charitable matching program available to all U.S. Synopsys employees.
(11) Amount consists of $1,500 in matching contributions made by Synopsys in fiscal 2011 and fiscal 2010 under our tax-qualified 401(k) plan, which provides for broad-based U.S. employee participation, as well as $550 in fiscal 2011 and $300 in fiscal 2010 relating to matching charitable contributions made by The Synopsys Foundation on behalf of Mr. Beattie as part of a broad-based charitable matching program available to all U.S. Synopsys employees.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards in fiscal 2012 to our NEOs, including cash awards and equity awards. The equity awards to our NEOs in fiscal 2012 were granted under our 2006 Employee Equity Incentive Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(5)
Name	Grant Date	Threshold ($)	Target (#)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)(3)	($/ Sh)(4)	
Aart J. de Geus	12/8/2011	$ 810,000	$1,200,000	$ 2,000,000	—	—	—	—	—	$ —	$ —
	12/8/2011	$ —	$ —	$ —	33,350	66,700	66,700	—	—	$ —	$1,844,255
	12/8/2011	$ —	$ —	$ —	—	—	—	—	200,000	$ 27.65	$1,515,100
Chi-Foon Chan......	12/8/2011	$ 516,375	$ 765,000	$ 1,530,000	—	—	—	—	—	$ —	$ —
	12/8/2011	$ —	$ —	$ —	23,350	46,700	46,700	—	—	$ —	$1,291,255
	12/8/2011	$ —	$ —	$ —	—	—	—	—	140,000	$ 27.65	$1,060,570
Brian M. Beattie.....	12/8/2011	$ 337,500	$ 500,000	$ 1,000,000	—	—	—	—	—	$ —	$ —
	12/8/2011	$ —	$ —	$ —	9,150	18,300	18,300	—	—	$ —	$ 505,995
	12/8/2011	$ —	$ —	$ —	—	—	—	—	55,000	$ 27.65	$ 416,653
Joseph W. Logan ..	12/8/2011	$ 349,610	$ 517,940	$ 1,035,880	—	—	—	—	—	$ —	$ —
	12/8/2011	$ —	$ —	$ —	9,150	18,300	18,300	—	—	$ —	$ 505,995
	12/8/2011	$ —	$ —	$ —	—	—	—	—	55,000	$ 27.65	$ 416,653
Brian E. Cabrera....	12/8/2011	$ 166,793	$ 247,100	$ 494,200	—	—	—	—	—	$ —	$ —
	12/8/2011	$ —	$ —	$ —	5,850	11,700	11,700	—	—	$ —	$ 323,505
	12/8/2011	$ —	$ —	$ —	—	—	—	—	35,000	$ 27.65	$ 265,143

(1) Represents possible cash awards for fiscal 2012 under the EIP. Cash awards paid to NEOs under the EIP are dependent on the achievement of certain performance targets, as well as the level of achievement. The amounts listed under the "Threshold" column represent the cash awards payable to NEOs under the EIP at a 90% weighted-average achievement of the Corporate Financial Goals described in "Compensation Discussion and Analysis" beginning on page 33 under the section titled "Cash Incentive Payment." Pursuant to the EIP, if the weighted-average achievement of the Corporate Financial Goals is below 90%, no cash awards are paid. The amounts listed under the "Target" column represent the cash awards payable in fiscal 2012 at a 100% weighted-average achievement of the Corporate Financial Goals. The amounts listed under the "Maximum" column represent the maximum cash awards payable, which for each NEO equal the lesser of $2 million or 200% of the NEO's target variable cash incentive compensation. Actual cash awards paid to the NEOs for fiscal 2012 are reported in the Summary Compensation Table on page 52 under the "Non-Equity Incentive Plan Compensation" column.

(2) Represents stock awards that are eligible to vest only upon achievement of pre-established performance goals. Such awards are granted as restricted stock units and are converted into an equivalent number of shares of our common stock following vesting. The vesting criterion for the target award was the achievement of $279.9 million of non-GAAP net income for fiscal 2012, as further described in "Compensation Discussion and Analysis" beginning on page 33 under the section titled "Equity-Based Awards." The amounts listed under the "Target" and "Maximum" columns represent the stock awards eligible to vest if 100%, or more than 100%, respectively, of such non-GAAP net income target is achieved. The amounts listed under the "Threshold" column represent the stock awards eligible to vest if 95% of the non-GAAP net income target is achieved. If less than 95% of the non-GAAP net income target is achieved, no stock awards are eligible to vest. As the target vesting criterion was achieved at more than 100%, 25% of each respective maximum award vested on December 12, 2012, and the remaining 75% of each respective award is scheduled to vest in three equal annual installments beginning on December 8, 2013, so long as the NEO provides continuous services to us.

(3) 1⁄16th of such non-statutory stock options vested on the three month anniversary of the grant date and will continue vesting as to 1⁄16th quarterly thereafter, so long as the NEO provides continuous services to us.
(4) Represents the closing price of our common stock as reported on the NASDAQ Global Select Market on December 8, 2011, the effective date of grant of the awards described in note (3) above.
(5) Represents the fair value of the stock and option awards on the grant date. These amounts do not represent the actual value that may be realized by the NEO upon vesting or exercise of such awards. For information on the assumptions used to calculate the fair value of the option awards, refer to Note 9 to the consolidated financial statements contained in our 2012 Annual Report on Form 10-K.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table summarizes the number of securities underlying outstanding equity awards for our NEOs as of November 3, 2012, the end of fiscal 2012:

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Aart J. de Geus	2/25/2003	16,500	—	—	$ 20.460000	2/25/2013	—	$ —	—	$ —
	5/27/2003	16,600	—	—	$ 29.280000	5/27/2013	—	$ —	—	$ —
	8/26/2003	11,500	—	—	$ 33.295000	8/26/2013	—	$ —	—	$ —
	12/10/2003	26,800	—	—	$ 32.670000	12/10/2013	—	$ —	—	$ —
	2/24/2004	11,700	—	—	$ 29.880000	2/24/2014	—	$ —	—	$ —
	5/26/2004	9,300	—	—	$ 29.870000	5/26/2014	—	$ —	—	$ —
	12/5/2006	163,000	—	—	$ 26.090000	12/5/2013	—	$ —	—	$ —
	12/10/2007	175,000	—	—	$ 27.140000	12/10/2014	—	$ —	—	$ —
	12/10/2008	230,000	10,000(2)	—	$ 17.640000	12/10/2015	—	$ —	—	$ —
	12/10/2008	—	—	—	$ —	—	19,950(3)	$ 649,373	—	$ —
	12/4/2009	125,469	57,031(4)	—	$ 21.020000	12/4/2016	—	$ —	—	$ —
	12/4/2009	—	—	—	$ —	—	30,416(5)	$ 999,041	—	$ —
	12/9/2010	87,500	112,500(6)	—	$ 26.560000	12/9/2017	—	$ —	—	$ —
	12/9/2010	—	—	—	$ —	—	50,025(7)	$ 1,628,314	—	$ —
	12/8/2011	37,500	162,500(8)	—	$ 27.650000	12/8/2018	—	$ —	—	$ —
	12/8/2011	—	—	—	$ —	—	—	$ —	66,700(9)	$ 2,171,085
Chi-Foon Chan	5/27/2003	15,200	—	—	$ 29.280000	5/27/2013	—	$ —	—	$ —
	8/26/2003	10,500	—	—	$ 33.295000	8/26/2013	—	$ —	—	$ —
	12/10/2003	22,600	—	—	$ 32.670000	12/10/2013	—	$ —	—	$ —
	2/24/2004	9,600	—	—	$ 29.880000	2/24/2014	—	$ —	—	$ —
	5/26/2004	7,700	—	—	$ 29.870000	5/26/2014	—	$ —	—	$ —
	12/10/2007	16,667	—	—	$ 27.140000	12/10/2014	—	$ —	—	$ —
	12/10/2008	48,750	5,417(2)	—	$ 17.640000	12/10/2015	—	$ —	—	$ —
	12/10/2008	—	—	—	$ —	—	10,825(3)	$ 352,354	—	$ —
	12/4/2009	45,012	37,500(4)	—	$ 21.020000	12/4/2016	—	$ —	—	$ —
	12/4/2009	—	—	—	$ —	—	20,000(5)	$ 651,000	—	$ —
	12/9/2010	35,937	64,688(6)	—	$ 26.560000	12/9/2017	—	$ —	—	$ —
	12/9/2010	—	—	—	$ —	—	28,725(7)	$ 934,999	—	$ —
	12/8/2011	26,250	113,750(8)	—	$ 27.650000	12/8/2018	—	$ —	—	$ —
	12/8/2011	—	—	—	$ —	—	—	$ —	46,700(9)	$ 1,520,085
Brian M. Beattie......	12/10/2007	60,000	—	—	$ 27.140000	12/10/2014	—	$ —	—	$ —
	12/10/2008	1,666	3,334(2)	—	$ 17.640000	12/10/2015	—	$ —	—	$ —
	12/10/2008	—	—	—	$ —	—	6,650(3)	$ 216,458	—	$ —
	12/4/2009	41,250	18,750(4)	—	$ 21.020000	12/4/2016	—	$ —	—	$ —
	12/4/2009	—	—	—	$ —	—	10,000(5)	$ 325,500	—	$ —
	12/9/2010	24,062	30,938(6)	—	$ 26.560000	12/9/2017	—	$ —	—	$ —
	12/9/2010	—	—	—	$ —	—	13,725(7)	$ 446,749	—	$ —
	12/8/2011	10,312	44,688(8)	—	$ 27.650000	12/8/2018	—	$ —	—	$ —
	12/8/2011	—	—	—	$ —	—	—	$ —	18,300(9)	$ 595,665

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Joseph W. Logan	12/5/2006	40,000	—	—	$ 26.090000	12/5/2013	—	$ —	—	$ —
	12/10/2007	35,000	—	—	$ 27.140000	12/10/2014	—	$ —	—	$ —
	12/10/2008	71,875	3,125(2)	—	$ 17.640000	12/10/2015	—	$ —	—	$ —
	12/10/2008	—	—	—	$ —	—	6,250(3)	$ 203,438	—	$ —
	12/4/2009	41,250	18,750(4)	—	$ 21.020000	12/4/2016	—	$ —	—	$ —
	12/4/2009	—	—	—	$ —	—	10,000(5)	$ 325,500	—	$ —
	12/9/2010	24,062	30,938(6)	—	$ 26.560000	12/9/2017	—	$ —	—	$ —
	12/9/2010	—	—	—	$ —	—	13,725(7)	$ 446,749	—	$ —
	12/8/2011	10,312	44,688(8)	—	$ 27.650000	12/8/2018	—	$ —	—	$ —
	12/8/2011	—	—	—	$ —	—	—	$ —	18,300(9)	$ 595,665
Brian E. Cabrera........	12/5/2006	30,000	—	—	$ 26.090000	12/5/2013	—	$ —	—	$ —
	12/10/2007	28,000	—	—	$ 27.140000	12/10/2014	—	$ —	—	$ —
	12/10/2008	5,833	1,459(2)	—	$ 17.640000	12/10/2015	—	$ —	—	$ —
	12/10/2008	—	—	—	$ —	—	2,900(3)	$ 94,395	—	$ —
	12/4/2009	6,562	10,938(4)	—	$ 21.020000	12/4/2016	—	$ —	—	$ —
	12/4/2009	—	—	—	$ —	—	5,850(5)	$ 190,418	—	$ —
	12/9/2010	14,219	18,281(6)	—	$ 26.560000	12/9/2017	—	$ —	—	$ —
	12/9/2010	—	—	—	$ —	—	8,100(7)	$ 263,655	—	$ —
	12/8/2011	6,562	28,438(8)	—	$ 27.650000	12/8/2018	—	$ —	—	$ —
	12/8/2011	—	—	—	$ —	—	—	$ —	11,700(9)	$ 380,835

(1) The market value of stock awards was determined by multiplying the number of unvested or unearned shares by the closing price of our common stock of $32.55 on November 2, 2012, the last trading day of fiscal 2012, as reported on the NASDAQ Global Select Market.

(2) Option vests at a rate of 1/16th on the third monthly anniversary of the grant date and 1/48th per month thereafter, so long as the NEO provides continuous services to us. Accordingly, 6.25% of the underlying shares for these stock options became exercisable on March 10, 2009 and approximately 2% became exercisable each month thereafter until fully vested subsequent to fiscal year end on December 10, 2012.

(3) These stock awards are granted as restricted stock units and are converted into an equivalent number of shares of our common stock following vesting. Such stock awards were eligible to vest only upon achievement of pre-established performance goals, namely the achievement of $232.0 million of non-GAAP net income for fiscal 2009. This goal was achieved, and accordingly, 25% of the target awards vested on December 4, 2009, December 8, 2010, and December 23, 2011, respectively, and the remaining 25% vested subsequent to the fiscal year end on December 8, 2012.

(4) Option vests at a rate of 1/16th on the third monthly anniversary of the grant date and 1/16th per quarter thereafter, so long as the NEO provides continuous services to us. Accordingly, 6.25% of the underlying shares for these stock options became exercisable on March 4, 2010 and approximately 6.25% became and, so long as the NEO provides continuous services to us, will become, exercisable quarterly thereafter until fully vested on December 4, 2013.

(5) These stock awards are granted as restricted stock units and are converted into an equivalent number of shares of our common stock following vesting. Such stock awards were eligible to vest only upon achievement of pre-established performance goals, namely the achievement of $228.0 million of non-GAAP net income for fiscal 2010. This goal was achieved and, accordingly, 25% of the target awards

vested on December 3, 2010, December 23, 2011, and subsequent to fiscal year end on December 8, 2012, respectively, and the remaining 25% are scheduled to vest on December 8, 2013, so long as the NEO provides continuous services to us.

(6) Option vests at a rate of 1⁄16th on the third monthly anniversary of the grant date and 1⁄16th per quarter thereafter, so long as the NEO provides continuous services to us. Accordingly, 6.25% of the underlying shares for these stock options became exercisable on March 9, 2011 and approximately 6.25% became and, so long as the NEO provides continuous services to us, will become, exercisable quarterly thereafter until fully vested on December 9, 2014.

(7) These stock awards are granted as restricted stock units and are converted into an equivalent number of shares of our common stock following vesting. Such stock awards were eligible to vest only upon achievement of pre-established performance goals, namely the achievement of $248.8 million of non-GAAP net income for fiscal 2011. This goal was achieved and, accordingly, 25% of the target awards vested on December 23, 2011 and subsequent to fiscal year end on December 8, 2012, respectively, and the remaining 50% are scheduled to vest in two equal annual installments beginning on December 8, 2013, so long as the NEO provides continuous services to us.

(8) Option vests at a rate of 1⁄16th on the third monthly anniversary of the grant date and 1⁄16th per quarter thereafter, so long as the NEO provides continuous services to us. Accordingly, 6.25% of the underlying shares for these stock options became exercisable on March 8, 2012 and approximately 6.25% became and, so long as the NEO provides continuous services to us, will become, exercisable quarterly thereafter until fully vested on December 8, 2015.

(9) These stock awards are granted as restricted stock units and are converted into an equivalent number of shares of our common stock following vesting. Such stock awards were eligible to vest only upon achievement of pre-established performance goals, namely the achievement of $279.9 million of non-GAAP net income for fiscal 2012 as further described in the "Equity-Based Awards" discussion in the Compensation Discussion and Analysis section beginning on page 33. This goal was achieved and, accordingly, 25% of the target awards vested subsequent to the fiscal year end, on December 12, 2012, and the remaining 75% are scheduled to vest in three equal annual installments beginning on December 8, 2013, so long as the NEO provides continuous services to us.

Option Exercises and Stock Vested in Fiscal 2012

The following table provides information with respect to all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by our NEOs during fiscal 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Aart J. de Geus	447,000	$3,511,499	72,833	$1,989,798
Chi-Foon Chan	608,579	$4,747,483	41,400	$1,131,048
Brian M. Beattie	121,000	$ 957,450	23,100	$ 631,092
Joseph W. Logan	35,772	$ 346,932	20,075	$ 548,449
Brian E. Cabrera	23,338	$ 265,315	12,025	$ 328,523

(1) The value realized on exercise equals the difference between (a) either (i) the actual sales price of our common stock underlying the options exercised if the shares were immediately sold or (ii) the closing price per share of our common stock as reported on the NASDAQ Global Select Market on the date of exercise if the shares were held and (b) the applicable exercise price of such stock options.

(2) Such number of shares represents the gross number of shares acquired by the NEO on the vesting date. Synopsys withholds shares for tax purposes and the NEO actually receives a smaller number of shares.

(3) The value realized on vesting equals the closing price per share of our common stock as reported on the NASDAQ Global Select Market on the vesting date multiplied by the gross number of shares acquired on vesting as described above in note (2).

Non-Qualified Deferred Compensation

We maintain a non-qualified deferred compensation program for a select group of management and highly compensated employees so that an eligible employee may elect, on a prospective basis, to defer the receipt of a portion of the compensation they receive from us. The program is administered under two plans: the Synopsys Deferred Compensation Plan (Deferred Compensation Plan I) and the Synopsys Amended and Restated Deferred Compensation Plan II (Deferred Compensation Plan II). The amount of earnings (or losses) that accrue to a participant's account under either the Deferred Compensation Plan I or the Deferred Compensation Plan II depends on the performance of investment alternatives selected by the participant. The investment alternatives under both plans consist of various investment funds that are generally consistent with the investment opportunities provided to our employees under our 401(k) plan, which are selected and monitored by our Deferred Compensation Plans Committee. Therefore, we do not regard the returns from these investment alternatives as above-market or preferential. We do not supplement or guarantee the returns on amounts deferred under either plan. We have entered into a trust agreement, with a third party provider acting as trustee, to hold certain funds in connection with the program. All funds held in the trust are subject to the claims of our creditors.

The Deferred Compensation Plan I administers the elective deferrals made by eligible employees, including Dr. Chan, prior to January 1, 2005. No further contributions may be made to the Deferred Compensation Plan I; however, gains and losses and distributions and withdrawals continue to be processed on existing account balances in accordance with the terms of the Deferred Compensation Plan I as of December 31, 2004. All accrued balances maintained under the Deferred Compensation Plan I are fully vested. Amounts may be withdrawn from the plan pursuant to elections made by the participants in accordance with the terms of the Deferred Compensation Plan I, including elective withdrawals subject to a 10% forfeiture.

The Deferred Compensation Plan II was originally adopted in 2005 in order to comply with Section 409A of the Internal Revenue Code, and currently allows the deferral by eligible employees of up to 50% of salary and 100% of cash incentive compensation. All account balances maintained under the Deferred Compensation Plan II are currently fully vested. However, we may, at our discretion, make contributions in the future toward participant balances, and those contributions may be made subject to vesting. To date, no such contributions have been made. Amounts may be withdrawn or distributed from the Deferred Compensation Plan II through pre-scheduled payments or upon death, retirement, disability, separation from service or a change in control of Synopsys, as elected in advance by the plan participant in accordance with the terms of the plan. Payments may be made in the form of a lump sum payment or installments.

The following table provides certain information regarding our NEOs' participation under the Deferred Compensation Plans I and II:

Name	Executive Contributions in Fiscal 2012 ($)(1)	Synopsys, Inc. Contributions in Fiscal 2012 ($)	Aggregate Earnings in Fiscal 2012 ($)(2)	Aggregate Withdrawals/ Distributions in Fiscal 2012 ($)	Aggregate Balance at End of Fiscal 2012 ($)
Aart J. de Geus	$ —	$ —	$ —	$ —	$ —
Chi-Foon Chan	$ —	$ —	$302,009(3)	$ —	$4,397,862(4)
Brian M. Beattie	$430,000(5)	$ —	$125,533(6)	$ —	$1,612,114(7)
Joseph W. Logan	$ —	$ —	$ —	$ —	$ —
Brian E. Cabrera	$ —	$ —	$ 4,779(6)	$ —	$ 66,584(8)

(1) All contributions in fiscal 2012 were made under the Deferred Compensation Plan II.

(2) Earnings from these investments are not reported as compensation in the Summary Compensation Table on page 52.

(3) All of these aggregate earnings were accrued under the Deferred Compensation Plan I.
(4) At end of fiscal 2012, the entire aggregate balance was subject to the Deferred Compensation Plan I and did not include any compensation reported in the Summary Compensation Table.
(5) Consists of $430,000 of cash incentive compensation reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column for services performed in fiscal 2011 although paid in fiscal 2012.
(6) All aggregate earnings were accrued under the Deferred Compensation Plan II as of the end of fiscal 2012.
(7) Includes (a) $430,000 of cash incentive compensation reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column for services performed in fiscal 2011 although paid in fiscal 2012 and (b) $200,000 of cash incentive compensation reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column for services performed in fiscal 2010 although paid in fiscal 2011. The entire aggregate balance at the end of fiscal 2012 was subject to the Deferred Compensation Plan II.
(8) Includes (a) $2,500 of salary reported in the Summary Compensation Table under the "Salary" column for services performed in fiscal 2011 and (b) $16,250 of salary reported in the Summary Compensation Table under the "Salary" column for services performed in fiscal 2010. The entire aggregate balance at the end of fiscal 2012 was subject to the Deferred Compensation Plan II.

Potential Payments upon Termination of Employment or Change of Control

Set forth below is a description of potential payments to our NEOs upon a termination of employment or a change of control. For additional information regarding the arrangements for such payments, please also refer to the "Severance and Change of Control Benefits" discussion in the Compensation Discussion and Analysis section beginning on page 33.

Potential Payments upon Involuntary Termination of Employment in Connection with a Change of Control

The table below outlines the potential payments and benefits payable to each NEO in the event of the NEO's involuntary termination in connection with a change in control of Synopsys, as if the involuntary termination in connection with a change of control had occurred as of November 3, 2012, the last day of fiscal 2012. The payments set forth below are payable to Dr. de Geus and Dr. Chan pursuant to their employment agreements and to Mr. Beattie, Mr. Cabrera and Mr. Logan pursuant to the Executive Change of Control Severance Benefit Plan.

In the event of an involuntary termination of their respective employment other than for cause within 24 months following a change of control of Synopsys, Dr. de Geus and Dr. Chan are each entitled to receive: (1) a lump-sum cash payment equal to two times his base compensation for the current fiscal year or the immediately preceding fiscal year, whichever is greater; (2) a lump-sum cash payment equal to two times his target cash incentive payment for the current fiscal year or, if there is no target cash incentive payment in effect for the current fiscal year, the highest target cash incentive payment in the preceding three fiscal years; (3) the estimated cash value of his health care premiums for 18 months, payable in a lump sum; and (4) full acceleration of all unvested stock options and other equity awards. Dr. de Geus and Dr. Chan must sign a release in order to receive benefits should a qualifying termination occur. Pursuant to their respective employment agreements, no benefits are paid if the employment termination is voluntary or for cause.

Mr. Beattie, Mr. Cabrera and Mr. Logan participate in the Executive Change of Control Severance Benefit Plan, which provides for benefits if the executive's employment with us is terminated without cause within 30 days before or 12 months after a change of control or there is a constructive termination of the executive's employment within 12 months after a change of control. The benefits consist of: (1) a cash severance payment equal to one year of base salary, payable in four equal quarterly payments; (2) one to two times the executive's target cash incentive payment, depending upon the timing of the termination within our fiscal year, payable in four equal quarterly payments; (3) a lump-sum cash payment equal to the estimated cost of health care premiums for 12 months; and (4) full acceleration of all unvested stock options and other equity awards held by the executive at the time of termination. An executive must sign a severance agreement and a release and, upon the written request of Synopsys or the surviving corporation in the change of control, enter into an 18-month non-competition agreement in order to receive benefits should a qualifying termination occur. The plan does not provide any benefits if the executive's employment termination is voluntary or for cause.

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Health & Welfare Benefits	Intrinsic Value of Unvested Stock Awards(1)	Intrinsic Value of Unvested Option Awards(1)
Aart J. de Geus	$ 1,000,000	$2,400,000	$12,403	$ 5,438,812	$2,276,792
Chi-Foon Chan	$ 900,000	$1,530,000	$15,305	$ 3,458,438	$1,457,999
Brian M. Beattie	$ 400,000	$1,008,219(2)	$10,204	$ 1,584,371	$ 670,187
Joseph W. Logan	$ 357,200	$1,044,394(2)	$19,271	$ 1,571,351	$ 667,071
Brian E. Cabrera	$ 353,000	$ 498,262(2)	$19,271	$ 929,303	$ 396,718

(1) Amounts represent the intrinsic value of accelerated restricted stock units and stock options based upon the closing price per share of our common stock on November 2, 2012, the last trading day of fiscal 2012, of $32.55 as reported on the NASDAQ Global Select Market.

(2) Our last day of fiscal 2012 was Saturday, November 3, 2012. The Executive Change of Control Severance Benefit Plan provides for participants to receive their target cash incentive payment plus a prorated portion of such payment based on how much of our fiscal year has elapsed when the termination occurs. Accordingly, for purposes of determining the amount of cash-based incentive award payable to each respective NEO in the event of his termination in connection with a change of control as November 3, 2012, the NEO would be entitled to approximately 2.02 times his target cash incentive payment, given that he would have worked the entirety of fiscal 2012 as of such date and that fiscal 2012 was a 53-week fiscal year for us. In a more typical, 52-week fiscal year, the NEO would be entitled to 2.0 times his target cash incentive payment.

Potential Payments upon a Change of Control

Pursuant to our equity plans, all of our employees receive full acceleration of the vesting of any unvested stock options or stock awards in the event that such equity awards are not assumed, continued or substituted by the surviving or acquiring company following a change of control of Synopsys. The table below outlines the potential payments and benefits payable to each NEO in the event of a change in control of Synopsys in which equity awards are not assumed, continued or substituted, as if the change of control had occurred as of November 3, 2012, the last day of fiscal 2012. Vesting acceleration of equity awards in the event that such equity awards are not assumed, continued or substituted is the only benefit provided to our NEOs in the event of a change of control in which the executive is not involuntarily terminated.

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Health & Welfare Benefits	Intrinsic Value of Unvested Stock Awards(1)	Intrinsic Value of Unvested Option Awards(1)
Aart J. de Geus	$ —	$ —	$ —	$5,438,812	$2,276,792
Chi-Foon Chan	$ —	$ —	$ —	$3,458,438	$1,457,999
Brian M. Beattie	$ —	$ —	$ —	$1,584,371	$ 670,187
Joseph W. Logan	$ —	$ —	$ —	$1,571,351	$ 667,071
Brian E. Cabrera	$ —	$ —	$ —	$ 929,303	$ 396,718

(1) Amounts represent the intrinsic value of accelerated restricted stock units and stock options based upon the closing price per share of our common stock on November 2, 2012, the last trading day of fiscal 2012, of $32.55 as reported on the NASDAQ Global Select Market.

Potential Payments upon Involuntary Termination of Employment

Dr. de Geus and Dr. Chan are the only NEOs who are entitled to severance benefits in the event their employment is involuntarily terminated not in connection with a change of control. No benefits are paid if their termination is for cause or is a voluntary termination without good reason. "Cause" and "good reason" are defined in Dr. de Geus and Dr. Chan's respective employment agreements. The table below outlines the potential amounts payable to each NEO in the event of such an involuntary termination, as if such event had occurred as of November 3, 2012, the last day of fiscal 2012. Pursuant to their respective employment agreements, Dr. de Geus and Dr. Chan would each receive: (1) a lump-sum cash payment equal to his base compensation during the fiscal year or immediately preceding fiscal year, whichever is greater; (2) a lump-sum cash payment equal to the target cash incentive payment then in effect or, if there is no target cash incentive payment in effect for such year, the highest target cash incentive payment in the three preceding years provided he does not engage in certain conduct for six months following the termination date; and (3) the estimated cash value of his health care premiums for 12 months, payable in a lump sum. Dr. de Geus and Dr. Chan must sign a release in order to receive benefits should a qualifying termination occur.

Name	Salary Continuation	Cash-Based Incentive Award	Continuation of Health & Welfare Benefits	Intrinsic Value of Unvested Stock Awards	Intrinsic Value of Unvested Option Awards
Aart J. de Geus	$500,000	$1,200,000	$ 8,269	$ —	$ —
Chi-Foon Chan	$450,000	$ 765,000	$10,204	$ —	$ —
Brian M. Beattie	$ —	$ —	$ —	$ —	$ —
Joseph W. Logan	$ —	$ —	$ —	$ —	$ —
Brian E. Cabrera	$ —	$ —	$ —	$ —	$ —

Director Compensation

Our non-employee directors are compensated for serving on our Board. We do not pay our employees who serve on our Board of Directors any additional compensation for Board membership. Our Compensation Committee, with the assistance of a compensation consultant it has determined to be objective and free of conflicts of interest, reviews from time to time the compensation we pay to our non-employee directors and recommends, as appropriate, adjustments to such compensation. The compensation we pay to our non-employee directors consists of cash compensation and equity awards. We also reimburse directors for out-of-pocket expenses for travel to Board meetings pursuant to our Corporate Travel Policy.

Cash. We pay non-employee directors an annual retainer of $125,000 for serving on our Board. We also pay a per meeting fee to members of the Audit Committee of our Board of Directors equal to $2,000 per committee meeting ($4,000 for the Audit Committee chair), up to an annual maximum of $8,000 ($16,000 for the Audit Committee chair). The retainers and meeting fees are paid in advance in four equal payments at our regularly scheduled quarterly Board meetings.

Equity. Non-employee directors are eligible to receive equity awards under the 2005 Non-Employee Directors Equity Incentive Plan. The plan provides for automatic grants of equity awards to non-employee members of our Board upon their initial appointment or election, and upon their re-election each year.

Initial Awards—New non-employee directors receive (1) an initial stock option for 30,000 shares, vesting in equal installments on the date preceding each of the first four annual stockholders' meetings following the grant date, subject to continued Board service through each vesting date and (2) if appointed to our Board less than eleven months since the most recent annual meeting of stockholders, an "interim award," in the form of stock options, representing an annual award prorated for the period of time remaining until the next annual meeting of stockholders.

Annual Awards—Each re-elected non-employee director receives an annual award comprised of either a stock option grant, a restricted stock grant or a combination of both, as determined by our Board each year. The annual award has an aggregate total "fair value" on the date of grant equal to the annual cash retainer of $125,000 described above. To the extent the annual award is in the form of a stock option, the award vests in 36 equal monthly installments after the grant date, subject to continued Board service. To the extent the annual award is in the form of restricted stock, the award vests in three equal annual installments on the day before each of the three annual meetings of stockholders immediately following the grant date, subject to continued Board service. In the event of a change of control or similar transaction, the vesting of unvested grants will generally accelerate unless assumed by the successor company. Our Board of Directors elected to receive restricted stock for the annual award for fiscal 2012 and, as a result, we issued 4,027 shares of restricted stock to each non-employee director.

The following table sets forth a summary of the compensation paid to our non-employee directors for services in fiscal 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Alfred Castino	$133,000(3)	$124,998	$ —	$257,998
Bruce R. Chizen	$125,000	$124,998	$ —	$249,998
Deborah A. Coleman	$141,000(4)	$124,998	$ —	$265,998
Chrysostomos L. "Max" Nikias	$125,000	$124,998	$ —	$249,998
John G. Schwarz	$125,000	$124,998	$ —	$249,998
Roy Vallee	$133,000(5)	$124,998	$ —	$257,998
Steven C. Walske	$125,000	$124,998	$ —	$249,998

(1) These amounts represent the aggregate grant date fair values, computed in accordance with ASC Topic 718, *Compensation—Stock Compensation*, of restricted stock awards issued pursuant to the 2005 Non-Employee Directors Equity Incentive Plan. The grant date fair value of these awards is calculated using the closing price of our common stock of $31.04 on the grant date multiplied by the 4,027 shares granted to each non-employee director. These amounts do not represent the actual value that may be realized by the director upon vesting of such awards. For information on the assumptions used to calculate the value of the awards, refer to Note 9 to the consolidated financial statements contained in our 2012 Annual Report on Form 10-K. Such stock awards vest in three equal annual installments on the day before each of the three annual meetings of stockholders immediately following the grant date. At the end of fiscal 2012, our non-employee directors held the following aggregate numbers of unvested restricted stock awards: Mr. Castino – 8,904 shares; Mr. Chizen – 8,904 shares; Ms. Coleman – 8,904 shares; Dr. Nikias – 4,027 shares; Mr. Schwarz – 8,904 shares; Mr. Vallee – 8,904 shares; and Mr. Walske – 8,904 shares.

(2) At the end of fiscal 2012, our non-employee directors held the following aggregate numbers of outstanding option awards: Mr. Castino – 40,751 shares; Mr. Chizen – 70,000 shares; Ms. Coleman – 70,000 shares; Dr. Nikias – 42,147 shares; Mr. Schwarz – 40,751 shares; Mr. Vallee – 70,000 shares; and Mr. Walske – 70,000 shares.

(3) Includes $8,000 paid to Mr. Castino, an Audit Committee member, for attendance at Audit Committee meetings in fiscal 2012.

(4) Includes $16,000 paid to Ms. Coleman, the Audit Committee chair, for attendance at Audit Committee meetings in fiscal 2012.

(5) Includes $8,000 paid to Mr. Vallee, an Audit Committee member, for attendance at Audit Committee meetings in fiscal 2012.

Compensation Committee Interlocks and Insider Participation

During fiscal 2012, the Compensation Committee consisted of Bruce R. Chizen (Chair), Chrysostomos L. "Max" Nikias and Steven C. Walske. None of the members of the Compensation Committee is an officer or employee of Synopsys, and none of our executive officers serves as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Compensation Committee Report*

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on the Compensation Committee's review of, and the discussions with management with respect to, the Compensation Discussion and Analysis, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the Securities and Exchange Commission.

The foregoing report is provided by the following directors, who constitute the Compensation Committee:

COMPENSATION COMMITTEE
Bruce R. Chizen, Chair
Chrysostomos L. "Max" Nikias
Steven C. Walske

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* This report shall not constitute "soliciting material," shall not be deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any of our other filings under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate this report by reference therein.

Equity Compensation Plan Information

The following table provides information regarding our equity compensation plans as of November 3, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2)
	(in thousands, except price per share amounts)		
Equity Compensation Plans Approved by Stockholders	12,542(3)	$25.26	13,571(4)
Equity Compensation Plans Not Approved by Stockholders	788(5)	$22.58	—
Total	13,330	$25.04	13,571

(1) The weighted-average exercise price does not include outstanding restricted stock units, which have no exercise price.

(2) These numbers exclude the shares listed under the column heading "Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights."

(3) Includes 3.6 million shares of common stock issuable upon vesting of restricted stock units under the 2006 Employee Plan and 8.9 million shares of common stock issuable upon exercise of outstanding stock options granted under the 2006 Employee Plan, the 2005 Non-Employee Directors Equity Incentive Plan, the 1994 Non-Employee Directors Stock Option Plan and the 1992 Stock Option Plan.

(4) Comprised of (a) 7.4 million shares remaining available for issuance under the 2006 Employee Plan, (b) 0.3 million shares remaining available for issuance under the 2005 Non-Employee Directors Equity Incentive Plan, and (c) 5.9 million shares remaining available for issuance under the Employee Stock Purchase Plan as of November 3, 2012 (of which up to 2.0 million shares were subject to purchase during the purchase period that was on-going as of November 3, 2012).

(5) Comprised of shares issuable upon the exercise of outstanding stock options under our 1998 Non-Statutory Stock Option Plan and 2005 Assumed Stock Option Plan, which were not required to be approved by stockholders pursuant to the rules of the NASDAQ Global Select Market in effect at the time. These plans were terminated as to future grants in April 2006. Does not include the following shares from various plans assumed in connection with acquisitions of other companies: (i) 0.5 million shares of common stock issuable upon exercise of outstanding stock options and stock appreciation rights, with a weighted-average exercise price of $17.33 per share, and (ii) 0.3 million shares of common stock issuable upon vesting of restricted stock units. No shares remain available for future issuance under these acquired plans.

A description of the 1998 Non-Statutory Stock Option Plan and 2005 Assumed Stock Option Plan follows:

1998 Non-Statutory Stock Option Plan. Under our 1998 Non-Statutory Stock Option Plan (referred to in this Proxy Statement as the 1998 Plan), 50,295,546 shares of common stock were originally authorized for issuance. Pursuant to the 1998 Plan, our Board of Directors could grant nonqualified stock options to employees or consultants, excluding executive officers. Exercisability, option price and other terms were determined by our Board but the option price could not be less than 100% of the fair market value of those shares on the grant date. Stock options granted under the 1998 Plan generally vested over a period of four years and expire seven to ten years from the date of grant. As of November 3, 2012, there were 740,890 shares subject to stock options outstanding under the 1998 Plan. The 1998 Plan was terminated as to future grants in connection with the approval of the 2006 Employee Plan.

2005 Assumed Stock Option Plan. Under our 2005 Assumed Stock Option Plan (referred to in this Proxy Statement as the 2005 Plan), an aggregate of 3,427,529 shares of common stock were originally authorized for issuance. Pursuant to the 2005 Plan, the Compensation Committee of our Board of Directors or its designee could grant nonqualified stock options to employees or consultants of Synopsys who either were (1) not employed by Synopsys or any of our subsidiaries prior to May 11, 2005 or (2) providing services to Nassda Corporation (or any subsidiary corporation thereof) prior to May 11, 2005 and employed by Synopsys after the acquisition closing date. Exercisability, option price and other terms were determined by our Board but the option price could not be less than 100% of the fair market value of those shares on the grant date. Stock options granted under the 2005 Plan generally vested over a period of four years and expire seven to ten years from the date of grant. As of November 3, 2012, there were 47,367 shares subject to stock options outstanding under the 2005 Plan. The 2005 Plan was terminated as to future grants in connection with the approval of the 2006 Employee Plan.

Proposal 4: Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee of our Board of Directors has selected KPMG LLP, our independent registered public accounting firm, to audit our consolidated financial statements for fiscal 2013. KPMG LLP has audited our consolidated financial statements since fiscal 1992. As a matter of good corporate governance, we are asking our stockholders to ratify the Audit Committee's selection of KPMG LLP as our independent registered public accounting firm for fiscal 2013.

We expect that a KPMG LLP representative will be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

Ratification of the selection of KPMG LLP requires that the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting, and voting on this Proposal 4, vote "For" this Proposal 4. Abstentions will not be counted as either votes cast "For" or "Against" this Proposal 4. Discretionary votes by brokers, banks and related agents on this routine proposal will be counted towards the quorum requirement and will affect the outcome of the vote.

Stockholder ratification of the appointment of KPMG LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise. Nevertheless, our Board of Directors is submitting the selection of KPMG LLP to our stockholders for ratification. If our stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain KPMG LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the selection of a different independent registered public accounting firm at any time if they determine that such a change would be in the best interests of Synopsys and our stockholders.

Our Board of Directors Recommends that You Vote "FOR" the Ratification of the Selection of KPMG LLP to Serve as Our Independent Registered Public Accounting Firm for Fiscal 2013

Fees and Services of Independent Registered Public Accounting Firm

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of our annual financial statements and fees billed for all other services rendered by KPMG LLP during the following fiscal years.

	Fiscal Year Ended	
	Nov. 3, 2012	Oct. 29, 2011
	(in thousands)	
Audit fees	$3,667	$2,699
Audit-related fees(1)	$ 570	$ 59
Tax fees(2)	$ 188	$ 34
Total fees	$4,425	$2,792

(1) Consists of fees for due diligence services.
(2) Consists of fees for assistance with international tax compliance services relating to certain foreign subsidiaries.

Audit Committee Pre-Approval Policies and Procedures

As required by Section 10A(i)(1) of the Exchange Act, all audit and non-audit services to be performed by our independent registered public accounting firm must be approved in advance by the Audit Committee, subject to certain exceptions relating to non-audit services accounting for less than five percent of the total fees paid to our independent registered public accounting firm which are subsequently ratified by the Audit Committee (referred to in this Proposal 4 as the De Minimis Exception). In addition, pursuant to Section 10A(i)(3) of the Exchange Act, as amended, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services, provided the Chairperson subsequently reports the details of the services to the full Audit Committee. None of the non-audit services performed by KPMG LLP during fiscal 2012 or fiscal 2011 were performed pursuant to the De Minimis Exception.

Audit Committee Report*

Communications with Management and Independent Registered Public Accounting Firm

The Audit Committee has reviewed and discussed our audited financial statements with management. In addition, the Audit Committee has discussed with KPMG LLP, Synopsys' independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," which includes, among other items, matters related to the conduct of the audit of our financial statements. The Audit Committee has also received the written disclosures and letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence. The Audit Committee has discussed with KPMG LLP and reviewed KPMG LLP's independence from Synopsys, including whether KPMG LLP's provision of non-audit services was compatible with that independence.

Recommendation Regarding Financial Statements

Based on the review and discussions referred to above, the Audit Committee unanimously recommended to our Board that Synopsys' audited fiscal 2012 financial statements be included in our 2012 Annual Report on Form 10-K.

AUDIT COMMITTEE
Deborah A. Coleman, Chair
Alfred Castino
Roy Vallee

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* This report shall not constitute "soliciting material," shall not be deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any of our other filings under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate this report by reference therein.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of January 11, 2013 by (1) each person known by us to beneficially own more than five percent of our common stock outstanding on that date, (2) each of our directors, (3) each of our NEOs, and (4) all of our directors and executive officers as a group. Unless otherwise indicated, each entity or person listed below maintains a mailing address of c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043.

	Shares of Common Stock Beneficially Owned	
Name of Beneficial Owner(1)	Number	Percentage Ownership(2)
Entities associated with Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104	20,792,261(3)	13.70%
Entities associated with Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474	14,528,482(4)	9.57%
Entities associated with FMR LLC 82 Devonshire Street Boston, MA 02109	10,778,517(5)	7.10%
Entities associated with Blackrock, Inc. 40 E. 52nd Street New York, NY 10022	10,285,928(6)	6.78%
Brian M. Beattie, Chief Financial Officer	187,942(7)	*
Brian E. Cabrera, Vice President, General Counsel and Corporate Secretary	22,085(8)	*
Alfred Castino, Director	70,079(9)	*
Chi-Foon Chan, Co-Chief Executive Officer and President	502,521(10)	*
Bruce R. Chizen, Director	113,780(11)	*
Deborah A. Coleman, Director	116,680(12)	*
Aart J. de Geus, Co-Chief Executive Officer and Chairman of the Board of Directors	1,702,152(13)	1.11%
Joseph W. Logan, Senior Vice President, Worldwide Sales	298,889(14)	*
Chrysostomos L. "Max" Nikias, Director	20,075(15)	
John Schwarz, Director	67,079(16)	*
Roy Vallee, Director	76,943(17)	*
Steven C. Walske, Director	101,018(18)	*
All directors and executive officers as a group (12 persons)	3,279,243(19)	2.13%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, we believe, based on information furnished by such persons and from Forms 13F and Schedules 13D and 13G filed with the Securities and Exchange Commission, that the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them as of January 11, 2013.

(2) Percentage of beneficial ownership is based on 151,755,143 shares of common stock outstanding as of January 11, 2013, adjusted as required by Securities and Exchange

Commission rules. Shares of common stock that are subject to stock options or other convertible securities currently issuable or issuable into shares of common stock within 60 days of January 11, 2013, are deemed outstanding for the purposes of computing the percentage ownership of the person holding these stock options or convertible securities, but are not deemed outstanding for computing the percentage ownership of any other person.

(3) Based solely on the Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2013, reporting beneficial ownership as of December 31, 2012. Dodge & Cox has sole dispositive power with respect to all such shares and sole voting power with respect to 19,589,719 shares.

(4) Based solely on the Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2013, reporting beneficial ownership as of December 31, 2012. Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC have shared dispositive power with respect to all such shares and shared voting power with respect to 1,827,104 shares. Columbia Seligman Communications & Information Fund has shared dispositive power and sole voting power with respect to 9,426,103 shares.

(5) Based solely on the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013, reporting beneficial ownership as of December 31, 2012. FMR LLC has sole dispositive power with respect to all such shares and sole voting power with respect to 2,077,048 shares.

(6) Based solely on the Schedule 13G/A filed with the Securities and Exchange Commission on February 5, 2013, reporting beneficial ownership as of December 31, 2012. Blackrock, Inc. has sole voting and dispositive power with respect to all such shares.

(7) Includes stock options to purchase 165,312 shares exercisable by Mr. Beattie within 60 days following January 11, 2013.

(8) Includes stock options to purchase 8,437 shares exercisable by Mr. Cabrera within 60 days following January 11, 2013.

(9) Includes stock options to purchase 40,751 shares exercisable by Mr. Castino within 60 days following January 11, 2013. Also includes 8,904 shares of restricted stock that are not vested as of January 11, 2013 and are subject to forfeiture.

(10) Includes stock options to purchase 300,508 shares exercisable by Dr. Chan within 60 days following January 11, 2013.

(11) Includes stock options to purchase 70,000 shares exercisable by Mr. Chizen within 60 days following January 11, 2013. Also includes 8,904 shares of restricted stock that are not vested as of January 11, 2013 and are subject to forfeiture.

(12) Includes stock options to purchase 70,000 shares exercisable by Ms. Coleman within 60 days following January 11, 2013. Also includes 8,904 shares of restricted stock that are not vested as of January 11, 2013 and are subject to forfeiture.

(13) Includes stock options to purchase 970,581 shares exercisable by Dr. de Geus within 60 days following January 11, 2013. Includes 22,000 shares held by Dr. de Geus' wife and 72,500 shares beneficially owned by Mora Investment Partners L.P., but Dr. de Geus disclaims beneficial ownership of the shares held by his wife.

(14) Includes stock options to purchase 250,624 shares exercisable by Mr. Logan within 60 days following January 11, 2013.

(15) Includes stock options to purchase 14,248 shares exercisable by Dr. Nikias within 60 days following January 11, 2013. Also includes 4,027 shares of restricted stock that are not vested as of January 11, 2013 and are subject to forfeiture.

(16) Includes stock options to purchase 40,751 shares exercisable by Mr. Schwarz within 60 days following January 11, 2013. Also includes 8,904 shares of restricted stock that are not vested as of January 11, 2013 and are subject to forfeiture.

(17) Includes stock options to purchase 31,163 shares exercisable by Mr. Vallee within 60 days following January 11, 2013. Also includes 8,904 shares of restricted stock that are not vested as of January 11, 2013 and are subject to forfeiture.

(18) Includes stock options to purchase 70,000 shares exercisable by Mr. Walske within 60 days following January 11, 2013. Also includes 8,904 shares of restricted stock that are not vested as of January 11, 2013 and are subject to forfeiture.

(19) Includes stock options to purchase 2,032,375 shares exercisable by all directors and executive officers within 60 days following January 11, 2013. Also includes 57,451 shares of restricted stock that are not vested as of January 11, 2013 and are subject to forfeiture.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and greater than ten percent beneficial owners of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Directors, executive officers and greater than ten percent stockholders are required by the rules and regulations of the Securities and Exchange Commission to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of the Forms 3, 4 and 5 filed by or received from our reporting persons (or written representations received from such persons), we believe that all of the Section 16 filing requirements were satisfied during fiscal 2012 except that due to an administrative error on the part of Synopsys, Esfandiar Naddaf filed a late Form 4 report on June 15, 2012 regarding vesting of certain restricted stock unit shares on March 15, 2011.

Review, Approval or Ratification of Transactions with Related Persons

Our Code of Ethics and Business Conduct requires that every employee avoid situations where loyalties may be divided between our interests and the employee's own interests. Employees and directors must avoid conflicts of interest that interfere with the performance of their duties or are not in our best interests.

Pursuant to its written charter, the Audit Committee reviews and approves all related party transactions as such term is used in ASC Topic 850 *Related Party Disclosures*, or as otherwise required to be disclosed in our financial statements or periodic filings with the Securities and Exchange Commission, other than (a) grants of stock options made by our Board of Directors or any committee thereof or pursuant to an automatic grant plan, or (b) payment of compensation authorized by our Board or any committee thereof. Related party transactions include transactions between us, our executive officers and directors, beneficial owners of five percent or greater of our securities, and all other related persons specified under Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission. We have adopted written policies and procedures regarding the identification of related parties and transactions, and the approval process. The Audit Committee will consider each proposed transaction in light of the specific facts and circumstances presented, including but not limited to the risks, costs and benefits to us and the availability from other sources of comparable services or products.

Certain Relationships and Related Transactions

From the beginning of fiscal 2012 until the present, there have been no (and there are no currently proposed) transactions involving an amount in excess of $120,000 in which Synopsys was (or is to be) a participant and any executive officer, director, five percent beneficial owner of our common stock or member of the immediate family of any of the foregoing persons had (or will have) a direct or indirect material interest, except the compensation arrangements described in this Proxy Statement for our named executive officers and directors and compensation arrangements with our other executive officers not required to be disclosed in this section by the rules and regulations of the Securities and Exchange Commission.

Other Matters

We know of no other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

Whether you intend to be present at the Annual Meeting or not, we urge you to return your signed proxy promptly.

By order of the Board of Directors,

Dated: February 15, 2013



Brian E. Cabrera
Vice President, General Counsel and
Corporate Secretary

A copy of our 2012 Annual Report on Form 10-K is available without charge upon written request to Corporate Secretary, Synopsys, Inc., 700 East Middlefield Road, Mountain View, California 94043.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting to Be Held on April 3, 2013

The Proxy Statement and our 2012 Annual Report on Form 10-K will be available at *http://materials.proxyvote.com/871607* on or about February 19, 2013.

Appendix A

SYNOPSYS, INC.

2006 EMPLOYEE EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: MARCH 3, 2006
APPROVED BY THE STOCKHOLDERS: APRIL 25, 2006
AS AMENDED BY THE BOARD OF DIRECTORS: DECEMBER 13, 2012
AMENDMENT SUBJECT TO APPROVAL BY THE STOCKHOLDERS: APRIL 3, 2013
TERMINATION DATE: MARCH 2, 2016

1. GENERAL.

(a) **Successor and Continuation of Prior Plans.** The Plan is intended as the successor and continuation of the (i) Synopsys, Inc. 1992 Stock Option Plan, (ii) Synopsys, Inc. 1998 Nonstatutory Stock Option Plan, and (iii) Synopsys, Inc. 2005 Assumed Stock Option Plan (collectively, the "***Prior Plans***"). Following the Effective Date, no additional stock awards shall be granted under the Prior Plans. Any shares remaining available for issuance pursuant to the exercise of options under the Prior Plans shall become available for issuance pursuant to Stock Awards granted hereunder. Any shares subject to outstanding stock awards granted under the Prior Plans that expire or terminate for any reason prior to exercise or settlement shall become available for issuance pursuant to Stock Awards granted hereunder. On the Effective Date, all outstanding stock options granted under the Prior Plans shall be deemed to be stock options granted pursuant to the Plan, but shall remain subject to the terms of the Prior Plans with respect to which they were originally granted.

(b) **Eligible Award Recipients.** The persons eligible to receive Awards are Employees and Consultants. Non-employee Directors are not eligible to receive Awards under this Plan.

(c) **Available Awards.** The Plan provides for the grant of the following Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Restricted Stock Awards, (iv) Restricted Stock Unit Awards, (v) Stock Appreciation Rights, (vi) Performance Stock Awards, and (vii) Other Stock Awards. The Plan also provides for the grant of Performance Cash Awards.

(d) **Purpose.** The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Stock Awards as set forth in Section 1(b), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards.

2. DEFINITIONS.

As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

(a) "***Affiliate***" means (i) any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, provided each corporation in the unbroken chain (other than the Company) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain, and (ii) any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, provided each corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The Board shall have the authority to determine (i) the time or times at which the ownership tests are applied, and (ii) whether "Affiliate" includes entities other than corporations within the foregoing definition.

(b) "***Award***" means a Stock Award or a Performance Cash Award.

(c) "***Board***" means the Board of Directors of the Company.

(d) "***Capitalization Adjustment***" has the meaning ascribed to that term in Section 9(a).

(e) "***Cause***" means, with respect to a Participant, the occurrence of any of the following: (i) the Participant commits an act of dishonesty in connection with the Participant's responsibilities as an Employee or Consultant; (ii) the Participant commits a felony or any act of moral turpitude; (iii) the Participant commits any willful or grossly negligent act that constitutes gross misconduct and/or injures, or is reasonably likely to injure, the Company or any Affiliate; or (iv) the Participant willfully and materially violates (A) any written policies or procedures of the Company or any Affiliate, or (B) the Participant's obligations to the Company or any Affiliate. The determination that a termination is for Cause shall be made by the Company in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(f) "***Change in Control***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person from the Company in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (B) solely because the level of Ownership held by any Exchange Act Person (the "***Subject Person***") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v) individuals who, on the date this Plan is adopted by the Board, are members of the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the members of the Board; *provided, however*, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

For avoidance of doubt, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing, to the extent that the Company determines that any of the payments or benefits under this Plan that are payable in connection with a Change in Control constitute deferred compensation under Section 409A that may only be paid on a transaction that meets the standard of Treasury Regulation Section 1.409A-3(a)(5), the foregoing definition of Change in Control shall apply only to the extent the transaction also meets the definition used for purposes of Treasury Regulation Section 1.409A-3(a)(5), that is, as defined under Treasury Regulation Section 1.409A-3(i)(5).

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Stock Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(g) "***Code***" means the Internal Revenue Code of 1986, as amended.

(h) "***Committee***" means a committee of one (1) or more members of the Board to whom authority has been delegated by the Board in accordance with Section 3(c).

(i) "***Common Stock***" means the common stock of the Company.

(j) "***Company***" means Synopsys, Inc., a Delaware corporation.

(k) "***Consultant***" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the Board of Directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

(l) "***Continuous Service***" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate from a Consultant to Employee shall not terminate a Participant's Continuous Service. Furthermore, a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service. However, if the corporation for which a Participant is rendering service ceases to qualify as an Affiliate, as determined by the Board in its sole discretion, such Participant's Continuous Service shall be considered to have terminated on the date such corporation ceases to qualify as an Affiliate. A leave of absence shall be treated as Continuous Service for purposes of vesting in an Award to such extent as may be provided in the Company's leave of absence policy or in the written terms of the Participant's leave of absence.

(m) "***Corporate Transaction***" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(n) "***Covered Employee***" has the meaning provided in Section 162(m)(3) of the Code and the regulations promulgated thereunder.

(o) "***Director***" means a member of the Board.

(p) "***Disability***" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and shall be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(q) "***Effective Date***" means the effective date of the Plan as specified in Section 12.

(r) "***Employee***" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

(s) "***Entity***" means a corporation, partnership or other entity.

(t) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

(u) "***Exchange Act Person***" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the effective date of the Plan as set forth in Section 12, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities.

(v) "***Fair Market Value***" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any market system, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date in question, as reported in The Wall Street Journal or such other source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price (or closing bid if no sales were reported) for the Common Stock on the date in question, then the Fair Market Value shall be the closing sales price (or closing bid if no sales were reported) on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in a manner that complies with Sections 409A and 422 of the Code.

(w) "***Incentive Stock Option***" means an Option which qualifies as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) "***Non-Employee Director***" means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("***Regulation S-K***")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(y) "***Nonstatutory Stock Option***" means an Option which does not qualify as an Incentive Stock Option.

(z) "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(aa) "***Option***" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(bb) "***Option Agreement***" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(cc) "***Optionholder***" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(dd) "***Other Stock Award***" means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 7(e).

(ee) "***Other Stock Award Agreement***" means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(ff) "***Outside Director***" means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(gg) "***Own,***" "***Owned,***" "***Owner,***" "***Ownership***" A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(hh) "***Participant***" means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(ii) "***Performance Cash Award***" means an award of cash granted pursuant to the terms and conditions of Section 7(d)(ii).

(jj) "***Performance Criteria***" means one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, the following: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization (EBITDA); (iv) net earnings; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net operating income; (xii) net operating income after tax; (xiii) pre- and after-tax income; (xiv) pre-tax profit; (xv) operating cash flow; (xvi) orders (including backlog) and revenue; (xvii) orders quality metrics; (xviii) increases in revenue or product revenue; (xix) expenses and cost reduction goals; (xx) improvement in or attainment of expense levels; (xxi) improvement in or attainment of working capital levels; (xxii) market share; (xxiii) cash flow; (xxiv) cash flow per share; (xxv) share price performance; (xxvi) debt reduction; (xxvii) implementation or completion of projects or processes; (xxviii) customer satisfaction; (xxix) stockholders' equity; (xxx) quality measures; (xxxi) "Non-GAAP Net Income" (meaning net income excluding (1) the amortization of acquired intangible assets; (2) the impact of stock-based compensation expense; (3) acquisition-related costs; (4) other non-recurring significant items, such as the effect of tax or legal settlements with the Internal Revenue Service and restructuring charges; and (5) the income tax effect of non-GAAP pre-tax adjustments from the provision for income taxes); and (xxxii) to the extent that an Award is not intended to comply with Section 162(m) of the Code, any other measures of performance selected by the Board. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award. The Board shall, in its sole discretion, define the manner of calculating the Performance Criteria it selects to use for such Performance Period.

(kk) "***Performance Goals***" means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be set on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to internally generated business plans, approved by the Board, the performance of one or more comparable companies or the performance of one or more relevant indices. To the extent consistent with Section 162(m) of the Code and the regulations thereunder, the Board is authorized to make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (i) to exclude restructuring and/or other nonrecurring charges (including but not limited to the effect of tax or legal settlements); (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude stock-based compensation expense determined under generally accepted accounting principles; (vi) to exclude any other unusual, non-recurring gain or loss or extraordinary item; (vii) to respond to, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (viii) to respond to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; (ix) to exclude the dilutive effects of acquisitions or joint ventures; (x) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (xi) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (xii) to reflect a corporate transaction, such as a merger, consolidation, separation (including a spinoff or other distribution of stock or property by a corporation), or reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code); (xiii) to reflect any partial or complete corporate liquidation; (xiv) to exclude the effect of in-process research and development expenses; and (xv) to exclude the income tax effect of non-GAAP pre-tax adjustments from the provision for income taxes. The Board also retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals.

(ll) "***Performance Period***" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more

Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Stock Award or a Performance Cash Award.

(mm) "***Performance Stock Award***" means either a Restricted Stock Award or a Restricted Stock Unit Award granted pursuant to the terms and conditions of Section 7(d)(i).

(nn) "***Plan***" means this Synopsys, Inc. 2006 Employee Equity Incentive Plan.

(oo) "***Prior Plans***" means the Company's 1992 Stock Option Plan, 1998 Nonstatutory Stock Option Plan, and 2005 Assumed Stock Option Plan as in effect immediately prior to the effective date of the Plan.

(pp) "***Restricted Stock Award***" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 7(a).

(qq) "***Restricted Stock Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(rr) "***Restricted Stock Unit Award***" means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 7(b).

(ss) "***Restricted Stock Unit Award Agreement***" means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(tt) "***Rule 16b-3***" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(uu) "***Securities Act***" means the Securities Act of 1933, as amended.

(vv) "***Stock Appreciation Right***" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 7(c).

(ww) "***Stock Appreciation Right Agreement***" means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(xx) "***Stock Award***" means any right granted under the Plan, including an Option, a Stock Appreciation Right, a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Stock Award, or an Other Stock Award.

(yy) "***Stock Award Agreement***" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(zz) "***Subsidiary***" means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(aaa) "***Ten Percent Stockholder***" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

3. ADMINISTRATION.

(a) **Administration by Board.** The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee, as provided in Section 3(c).

(b) **Powers of Board.** The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(ii) To determine from time to time (1) which of the persons eligible under the Plan shall be granted Awards; (2) when and how each Award shall be granted; (3) what type or combination of types of Award shall be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive cash or Common Stock pursuant to an Award; and (5) the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person.

(iii) To accelerate the time at which an Award may be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may be exercised or the time during which it will vest.

(iv) To approve forms of award agreements for use under the Plan and to amend the terms of any one or more outstanding Awards.

(v) To amend the Plan or an Award as provided in Section 10. Subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant's consent if necessary to maintain the qualified status of the Award as an Incentive Stock Option, to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code or to comply with other applicable laws.

(vi) To terminate or suspend the Plan as provided in Section 11.

(vii) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(viii) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by individuals who are foreign nationals or employed outside the United States.

(c) **Delegation To Committee.**

(i) **General.** The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board or the Committee (as applicable). The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, re-vest in the Board some or all of the powers previously delegated.

(ii) **Section 162(m) and Rule 16b-3 Compliance.** In the sole discretion of the Board, the Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. In addition, the Board or the Committee, in its sole discretion, may (1) delegate to a committee of one or more members of the Board who need not be Outside Directors the authority to grant Awards to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award, or (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, and/or (2) delegate to a committee of one or more members of the Board who need not be Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d) **Delegation to an Officer.** The Board may delegate to one or more Officers of the Company the authority to do one or both of the following (i) designate Employees of the Company or any of its Subsidiaries to be recipients of Options, Stock Appreciation Rights and, to the extent permitted by applicable law, other Stock Awards and, to the extent permitted by applicable law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; *provided, however*, that the Board resolutions regarding such delegation shall specify the total number of shares of Common Stock that may be subject to the Options granted by such Officer. Any such Stock Awards granted by Officers will be granted on the form of Stock Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary in this Section 3(d), the Board may not delegate to an Officer authority to determine the Fair Market Value of the Common Stock pursuant to Section 2(v)(ii) above.

(e) **Effect of Board's Decision.** All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(f) **Cancellation and Re-Grant of Stock Awards.** Neither the Board nor any Committee shall have the authority to: (i) reprice any outstanding Stock Awards under the Plan, or (ii) cancel and re-grant any outstanding Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event, provided, however, that this provision shall not prevent cancellations of Stock Awards upon expiration or termination of such Stock Awards and the return of the underlying shares of Common Stock to the Plan for future issuance pursuant to Section 4(b) hereof.

4. SHARES SUBJECT TO THE PLAN.

(a) **Share Reserve.** Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the number of shares of Common Stock that may be issued pursuant to Stock Awards shall not exceed Sixty-Eight Million Four Hundred Ninety-Seven Thousand Two Hundred Forty-Eight (68,497,248) shares of Common Stock in the aggregate. Subject to Section 4(b), the number of shares available for issuance under the Plan shall be reduced by: (i) one (1) share for each share of stock issued pursuant to (A) an Option granted under Section 6, or (B) a Stock Appreciation Right granted under Section 7(c), and (ii) (A) one and thirty-six hundredths (1.36) shares for each share of Common Stock issued prior to February 27, 2009 pursuant to a Restricted Stock Award, Restricted Stock Unit Award, or Other Stock Award granted under Section 7, (B) two and eighteen hundredths (2.18) shares for each share of Common Stock issued on or after February 27, 2009 pursuant to a Restricted Stock Award, Restricted Stock Unit Award, or Other Stock Award granted under Section 7, (C) one and twenty-five hundredths (1.25) shares for each share of Common Stock issued on or after March 24, 2011 pursuant to a Restricted Stock Award, Restricted Stock Unit Award, or Other Stock Award granted under Section 7, and (D) one and five tenths (1.50) shares for each share of Common Stock issued on or after April 3, 2012 pursuant to a Restricted Stock Award, Restricted Stock Unit Award, or Other Stock Award granted under Section 7. Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, or other applicable rule, and such issuance shall not reduce the number of shares available for issuance under the Plan.

(b) **Reversion of Shares to the Share Reserve.**

(i) **Shares Available For Subsequent Issuance.** If any (i) Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, (ii) shares of Common Stock issued to a Participant pursuant to a Stock Award are forfeited to or repurchased by the Company at their original exercise or purchase price (if any) pursuant to the Company's reacquisition or repurchase rights under the Plan, including any forfeiture or repurchase caused by the failure to meet a contingency or condition required for the vesting of such shares, or (iii) Stock Award is settled in cash, then the shares of Common Stock not issued under such Stock Award, or forfeited to or repurchased by the Company, shall revert to and again become available for issuance under the Plan. To the extent there is issued a share of Common Stock pursuant to a Stock Award that counted as either (A) one and thirty-six hundredths (1.36) shares, (B) two and eighteen hundredths (2.18) shares, (C) one and twenty-five hundredths (1.25) shares, or (D) one and five tenths (1.50) as applicable, against the number of shares available for issuance under the Plan pursuant to Section 4(a) and such share of Common Stock again becomes available for issuance under the Plan pursuant to this Section 4(b)(i) on or after April 3, 2012, then the number of shares of Common Stock available for issuance under the Plan shall increase by 1.50 shares (regardless of when such share was issued).

(ii) **Shares Not Available for Subsequent Issuance.** If any shares subject to a Stock Award are not delivered to a Participant because the Stock Award is exercised through a reduction of shares subject to the Stock Award (*i.e.*, "net exercised") or an appreciation distribution in respect of a Stock Appreciation Right is paid in shares of Common Stock, the number of shares subject to the Stock Award that are not delivered to the Participant shall not remain available for subsequent issuance under the Plan. If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld in satisfaction of the withholding of taxes incurred in connection with the exercise of an Option, Stock Appreciation Right, or the issuance of shares under a Restricted Stock Award or Restricted Stock Unit Award, the number of shares that are not delivered to the Participant shall not remain available for subsequent issuance under the Plan. If the exercise price of any Stock Award is satisfied by tendering shares of Common Stock held by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall not remain available for subsequent issuance under the Plan.

(c) **Incentive Stock Option Limit.** Notwithstanding anything to the contrary in this Section 4, subject to the provisions of Section 9(a) relating to Capitalization Adjustments the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be Sixty-Eight Million Four Hundred Ninety-Seven Thousand Two Hundred Forty-Eight (68,497,248) shares of Common Stock.

(d) **Source of Shares.** The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

5. ELIGIBILITY.

(a) **Eligibility for Specific Stock Awards.** Incentive Stock Options may be granted only to Employees. Stock Awards other than Incentive Stock Options may be granted to Employees and Consultants; *provided, however*, that Nonstatutory Stock Options and Stock Appreciation Rights may not be granted to Employees and Consultants who are providing Continuous Services only to any "parent" of the Company, as such term is defined in Rule 405 promulgated under the Securities Act, unless such Stock Awards comply with (or are exempt from) Section 409A of the Code or unless the stock underlying such Stock Awards is otherwise determined to be "service recipient stock" under Section 409A of the Code. Stock Awards under this Plan may not be granted to non-employee Directors.

(b) **Ten Percent Stockholders.** An Employee who is also a Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the date of grant and the Option has a term of no more than five (5) years from the date of grant and is not exercisable after the expiration of five (5) years from the date of grant.

(c) **Section 162(m) Limitation on Annual Awards.** Subject to the provisions of Section 9(a) relating to Capitalization Adjustments no Employee shall be eligible to be granted Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value of the Common Stock on the date the Stock Award is granted covering more than one million (1,000,000) shares of Common Stock during any calendar year.

6. OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical; *provided, however*, that each Option Agreement shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) **Term.** No Option shall be exercisable after the expiration of seven (7) years from the date of grant, or such shorter period specified in the Option Agreement; *provided, however*, that an Incentive Stock Option granted to a Ten Percent Stockholder shall be subject to the provisions of Section 5(b).

(b) **Exercise Price of an Incentive Stock Option.** Subject to the provisions of Section 5(b) regarding Ten Percent Stockholders, the exercise price of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Sections 409A and 424(a) of the Code.

(c) **Exercise Price of a Nonstatutory Stock Option.** The exercise price of each Nonstatutory Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, a Nonstatutory Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Sections 409A and 424(a) of the Code.

(d) **Consideration.** The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section 6(d) are:

(i) by cash or check;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) by a "net exercise" arrangement, if the option is a Nonstatutory Stock Option, pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however*, the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; *provided, however*, that shares of Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (i) shares are used to pay the exercise price pursuant to the "net exercise," (ii) shares are delivered to the Participant as a result of such exercise, and (iii) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board.

(e) **Transferability of Options.** The Board may, in its sole discretion, impose such limitations on the transferability of Options as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options shall apply:

(i) **Restrictions on Transfer.** An Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder.

(ii) **Domestic Relations Orders.** Notwithstanding the foregoing, an Option may be transferred pursuant to a domestic relations order; *provided, however*, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) **Beneficiary Designation.** Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company and any broker designated by the Company to effect Option exercises, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option. In the absence of such a designation, the executor or administrator of the Optionholder's estate shall be entitled to exercise the Option. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) **Vesting of Options Generally.** The total number of shares of Common Stock subject to an Option may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section 6(f) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

(g) **Termination of Continuous Service.** In the event that an Optionholder's Continuous Service terminates (other than for Cause or upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(h) **Extension of Termination Date.** An Optionholder's Option Agreement may provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement) during which the exercise of the Option would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option as set forth in the Option Agreement.

(i) **Disability of Optionholder.** In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(j) **Death of Optionholder.** In the event that (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death, or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionholder's death, but only within the period ending on the earlier of (i) the date twelve (12) months following the date of death (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of such Option as set forth in the Option Agreement. If, after the Optionholder's death, the Option is not exercised within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(k) **Termination for Cause.** In the event that an Optionholder's Continuous Service is terminated for Cause, the Option shall terminate immediately and cease to remain outstanding and the Option shall cease to be exercisable with respect to any shares of Common Stock (whether vested or unvested) at the time of such termination.

7. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS.

(a) **Restricted Stock Awards.** Each Restricted Stock Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. To the extent consistent with the Company's Bylaws, at the Board's election, shares of Common Stock may be (i) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (ii) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical; *provided, however*, that each Restricted Stock Award Agreement shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) **Consideration.** A Restricted Stock Award may be awarded in consideration for (i) past or future services rendered to the Company or an Affiliate, or (ii) any other form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) **Vesting.** Shares of Common Stock awarded under a Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) **Termination of Participant's Continuous Service.** In the event a Participant's Continuous Service terminates, the Company may receive via a forfeiture condition or repurchase right any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) **Transferability.** Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board shall determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(b) **Restricted Stock Unit Awards.** Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical; *provided, however*, that each Restricted Stock Unit Award Agreement shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) **Consideration.** A Restricted Stock Unit Award may be awarded in consideration for (i) past or future services rendered to the Company or an Affiliate, or (ii) any other form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) **Vesting.** At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) **Payment.** A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) **Termination of Participant's Continuous Service.** Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) **Stock Appreciation Rights.** Each Stock Appreciation Right Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Stock Appreciation Right Agreements may change from time to time, and the terms and conditions of separate Stock Appreciation Right Agreements need not be identical; *provided, however,* that each Stock Appreciation Right Agreement shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) **Term.** No Stock Appreciation Right shall be exercisable after the expiration of seven (7) years from the date of grant, or such shorter period specified in the Stock Appreciation Right Agreement.

(ii) **Strike Price.** Each Stock Appreciation Right will be denominated in shares of Common Stock equivalents. The strike price of each Stock Appreciation Right shall not be less than one hundred percent (100%) of the Fair Market Value of the Common Stock equivalents subject to the Stock Appreciation Right on the date of grant.

(iii) **Calculation of Appreciation.** The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (i) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Common Stock equal to the number of share of Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (ii) the strike price that is determined by the Board on the date of grant of the Stock Appreciation Right.

(iv) **Vesting.** At the time of the grant of a Stock Appreciation Right, the Board may impose such restrictions or conditions to the vesting of such Stock Appreciation Right as it, in its sole discretion, deems appropriate.

(v) **Exercise.** To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vi) **Payment.** The appreciation distribution in respect of a Stock Appreciation Right may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and set forth in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vii) **Termination of Continuous Service.** In the event that a Participant's Continuous Service terminates (other than for Cause or upon the Participant's death or Disability), the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (ii) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(viii) **Extension of Termination Date.** A Participant's Stock Appreciation Right Agreement may provide that if the exercise of the Stock Appreciation Right following the termination of the Participant's Continuous Service (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Stock Appreciation Right shall terminate on the earlier of (i) the expiration of a period of three (3) months after the termination of the Participant's Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement) during which the exercise of the Stock Appreciation Right would not be in violation of such registration requirements, or (ii) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement.

(ix) **Disability of Participant.** In the event that a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (ii) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(x) **Death of Participant.** In the event that (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in the Stock Appreciation Right Agreement after the termination of the Participant's Continuous Service for a reason other than death, then the Stock Appreciation Right may be exercised (to the extent the Participant was entitled to exercise such Stock Appreciation Right as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Stock Appreciation Right by bequest or inheritance or by a person designated to exercise the Stock Appreciation Right upon the Participant's death, but only within the period ending on the earlier of (i) the date twelve (12) months following the date of death (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (ii) the expiration of the term of such Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after the Participant's death, the Stock Appreciation Right is not exercised within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(xi) **Termination for Cause.** In the event that a Participant's Continuous Service is terminated for Cause, the Stock Appreciation Right shall terminate immediately and cease to remain outstanding and the Stock Appreciation Right shall cease to be exercisable with respect to any shares of Common Stock (whether vested or unvested) at the time of such termination.

(d) **Performance Awards.**

(i) **Performance Stock Awards.** A Performance Stock Award is either a Restricted Stock Award or Restricted Stock Unit Award that may be granted, may vest, or may be exercised based upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum benefit to be received by any Participant in any calendar year attributable to Performance Stock Awards described in this Section 7(d)(i) shall not exceed the value of one million (1,000,000) shares of Common Stock.

(ii) **Performance Cash Awards.** A Performance Cash Award is a cash award that may be granted or paid upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in its sole discretion. The maximum benefit to be received by any Participant in any calendar year attributable to Performance Cash Awards described in this Section 7(d)(ii) shall not exceed two million dollars ($2,000,000).

(e) **Other Stock Awards.** Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to Stock Awards provided for under Section 6 and the preceding provisions of this Section 7. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards. No Other Stock Award may have a term in excess of seven (7) years from the date of grant.

8. MISCELLANEOUS.

(a) **Use of Proceeds.** Proceeds from the sale of shares of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

(b) **Stockholder Rights.** No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until such Participant has satisfied all requirements for exercise of, or the issuance of shares under, the Stock Award pursuant to its terms and the issuance of the Common Stock has been entered into the books and records of the Company.

(c) **No Employment or Other Service Rights.** Nothing in the Plan, any Stock Award Agreement or other instrument executed thereunder or in connection with any Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(d) **Incentive Stock Option $100,000 Limitation.** To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(e) **Investment Assurances.** The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (i) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(f) **Securities Law Compliance.** The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant shall not be eligible for the grant of a Stock Award or the subsequent issuance of Common Stock pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities laws.

(g) **Withholding Obligations.** Unless prohibited by the terms of a Stock Award Agreement or the written terms of a Performance Cash Award, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with a Stock Award; *provided, however*, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award agreement.

(h) **Electronic Delivery.** Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company's intranet.

(i) **Deferrals.** To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(j) **Compliance with Section 409A.** Unless otherwise expressly provided for in a Stock Award Agreement or the written terms of a Performance Cash Award, the Plan and Award agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into such Award agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award agreement specifically provides otherwise), if the shares of the Company's Common Stock are publicly traded and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

(k) **Non-Exempt Employees.** No Stock Award granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable for any shares of Common Stock until at least six (6) months following the date of grant. Notwithstanding the foregoing, consistent with the provisions of the Worker Economic Opportunity Act, (i) in the event of the Participant's death or Disability, (ii) upon a Corporate Transaction in which such Stock Award is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant's retirement (as such term may be defined in the Participant's Stock Award agreement or in another applicable agreement or in accordance with the Company's then current employment policies and guidelines), any vested Stock Awards may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of a Stock Award will be exempt from his or her regular rate of pay.

(l) **No Obligation to Notify or Minimize Taxes**. The Company shall have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

(m) **Corporate Action Constituting Grant of Stock Awards.** Corporate action constituting a grant by the Company of a Stock Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Stock Award Agreement or the written terms of a Performance Cash Award as a result of a clerical error in the papering of the Award agreement, the corporate records will control.

9. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) **Capitalization Adjustments.** If any change is made in, or other events occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the effective date of the Plan set forth in Section 12 without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company (each a "***Capitalization Adjustment***")), the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 4(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 4(c), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 5(c) and 7(d)(i), and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.)

(b) **Dissolution or Liquidation.** In the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase option or subject to the forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided, however*, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) **Corporate Transaction.** The following provisions shall apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in a written agreement between the Company or any Affiliate and the holder of the Stock Award or unless otherwise expressly provided by the Board at the time of grant of a Stock Award:

(i) **Stock Awards May Be Assumed.** In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including, but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor's parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award. The terms of any assumption, continuation or substitution shall be set by the Board in accordance with the provisions of Section 3(b).

(ii) **Stock Awards Held by Current Participants.** In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue any or all outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the "***Current Participants***"), the vesting of such Stock Awards (and, if applicable, the time at which such Stock Awards may be exercised) shall (contingent upon the effectiveness of the Corporate Transaction) be accelerated in full to a date prior to the effective time of such Corporate Transaction as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Stock Awards shall terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall lapse (contingent upon the effectiveness of the Corporate Transaction). No vested Restricted Stock Unit Award shall terminate pursuant to this Section 9(c)(ii) without being settled by delivery of shares of Common Stock, their cash equivalent, any combination thereof, or in any other form of consideration, as determined by the Board, prior to the effective time of the Corporate Transaction.

(iii) **Stock Awards Held by Former Participants.** In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue any or all outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Award may be exercised) shall not be accelerated and such Stock Awards (other than a Stock Award consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase) shall terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction; *provided, however*, that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall not terminate and may continue to be exercised notwithstanding the Corporate Transaction. No vested Restricted Stock Unit Award shall terminate pursuant to this Section 9(c)(iii) without being settled by delivery of shares of Common Stock, their cash equivalent, any combination thereof, or in any other form of consideration, as determined by the Board, prior to the effective time of the Corporate Transaction.

(iv) **Payment for Stock Awards in Lieu of Exercise.** Notwithstanding the foregoing, in the event a Stock Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Stock Award may not exercise such Stock Award but will receive a payment, in such form as may be determined by the Board, equal in value to the excess, if any, of (i) the value of the property the holder of the Stock Award would have received upon the exercise of the Stock Award immediately prior to the effective time of the Corporate Transaction, over (ii) any exercise price payable by such holder in connection with such exercise.

(d) **Change in Control.** A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant. A Stock Award may vest as to all or any portion of the shares subject to the Stock Award (i) immediately upon the occurrence of a Change in Control, whether or not such Stock Award is assumed, continued, or substituted by a surviving or acquiring entity in the Change in Control, or (ii) in the event a Participant's Continuous Service is terminated, actually or constructively, within a designated period following the occurrence of a Change in Control. In the absence of such provisions, no such acceleration shall occur.

10. AMENDMENT OF THE PLAN AND STOCK AWARDS.

(a) **Amendment of Plan.** Subject to the limitations of applicable law, the Board at any time, and from time to time, may amend the Plan. However, stockholder approval shall be required for any amendment of the Plan that either (i) materially increases the number of shares of Common Stock available for issuance under the Plan, (ii) materially expands the class of individuals eligible to receive

Awards under the Plan, (iii) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (iv) materially extends the term of the Plan, or (v) expands the types of Awards available for issuance under the Plan, but only to the extent required by applicable law or listing requirements.

(b) **Stockholder Approval.** The Board, in its sole discretion, may submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees.

(c) **Contemplated Amendments.** It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.

(d) **Amendment of Awards.** The Board, at any time and from time to time, may amend the terms of any one or more Awards (either directly or by amending the Plan), including, but not limited to, amendments to provide terms more favorable than previously provided in the Stock Award Agreement or the written terms of a Performance Cash Award, subject to any specified limits in the Plan that are not subject to Board discretion; provided, however, that the rights under any Award outstanding at the time of such amendment shall not be materially impaired by any such amendment unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing.

11. TERMINATION OR SUSPENSION OF THE PLAN.

(a) **Plan Term.** The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) **No Impairment of Rights.** Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

12. EFFECTIVE DATE OF PLAN.

The Plan became effective upon approval by the stockholders at Synopsys' 2006 Annual Meeting of Stockholders.

13. CHOICE OF LAW.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

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Directions to the Annual Meeting of Stockholders of Synopsys, Inc.

Synopsys, Inc.
1030 West Maude Avenue
Sunnyvale, California 94085


85
101
237
101
E Middlefield Rd
Synopsys, Inc.
1030 West Maude Avenue
Sunnyvale, CA 94085
237
E Middlefield Rd
Central Expy
E Evelyn Ave
85
Central Expy
Maude Ave
Central Expy
N
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From San Jose

Via Highway 101

Highway 101 North
Take the Highway 237/Mountain View exit
Take the Maude Avenue/Middlefield Road exit
Turn left at first light onto Maude Avenue
1030 West Maude Ave. will be the third building on your right

Via Highway 280

Highway 280 North
Take the Highway 85 North exit
Take the Highway 237 East/Highway 101 exit
Take the Middlefield Road/Maude Avenue exit
Turn right at second light onto Maude Avenue

1030 West Maude Ave. will be the third building on your right

From San Francisco

Via Highway 101

Highway 101 South
Take the Ellis Street exit
Turn right onto Ellis Street
Turn left onto Middlefield Road
Turn left at the fourth light onto the frontage road

Turn right at the first light onto Maude Avenue
1030 West Maude Ave. will be the third building on your right

Via Highway 280

Highway 280 South
Take the Highway 85 North exit
Take the Highway 237 East/Highway 101 exit
Take the Middlefield Road/Maude Avenue exit
Turn right at the second light onto Maude Avenue
1030 West Maude Ave. will be the third building on your right

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended October 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 0-19807

SYNOPSYS®

SYNOPSYS, INC.

(Exact name of registrant as specified in its charter)

Delaware	56-1546236
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

700 East Middlefield Road, Mountain View, California 94043
(Address of principal executive offices, including zip code)

(650) 584-5000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	NASDAQ Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $2.8 billion. Aggregate market value excludes an aggregate of approximately 51.3 million shares of common stock held by the registrant's officers and directors and by each person known by the registrant to own 5% or more of the outstanding common stock on such date. Exclusion of shares held by any of these persons should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

On December 8, 2012, 151.2 million shares of the registrant's Common Stock, $0.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's 2013 Annual Meeting of Stockholders, scheduled to be held on April 3, 2013, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Except as expressly incorporated by reference, the registrant's Proxy Statement shall not be deemed to be part of this report.

SYNOPSYS, INC.

ANNUAL REPORT ON FORM 10-K
Year ended October 31, 2012

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

In addition to current and historical information, this Annual Report on Form 10-K (this Form 10-K or Annual Report) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act) and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These statements can, in some cases, be identified by the use of terms such as "may," "will," "could," "would," "should," "anticipate," "expect," "intend," "believe," "estimate", "project" or "continue," the negatives of such terms, or other comparable terminology. This Form 10-K includes, among others, forward-looking statements regarding our expectations about:

- our business, product and platform strategies;
- prior and future acquisitions, including the expected benefits of completed acquisitions;
- the impact of macroeconomic conditions on our business and our customers' businesses;
- customer license renewals;
- the completion of development of our unfinished products, or further development or integration of our existing products;
- our ability to successfully compete in the electronic design automation industry;
- the continuation of current industry trends towards vendor and customer consolidation;
- our license mix;
- our ability to protect our intellectual property rights;
- our cash, cash equivalents and cash generated from operations; and
- our future liquidity requirements.

These statements involve certain known and unknown risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward- looking statements. Such risks and uncertainties include, among others, those listed in Part I, Item 1A, *Risk Factors* of this Form 10-K. The information included herein is given as of the filing date of this Form 10-K with the Securities and Exchange Commission (SEC) and future events or circumstances could differ significantly from these forward-looking statements. Accordingly, we caution readers not to place undue reliance on these statements. Unless required by law, we undertake no obligation to update publicly any forward-looking statements. Readers are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with the SEC that attempt to advise interested parties of the risks and factors that may affect our business.

Fiscal Year End

Our fiscal year generally ends on the Saturday nearest to October 31 and consists of 52 weeks, with the exception that approximately every five years, we have a 53-week year. When a 53-week year occurs, we include the additional week in the first quarter to realign fiscal quarters with calendar quarters.

Fiscal 2012 was a 53-week year ending on November 3, 2012, which impacted our revenue, expenses and operating results. Fiscal 2011 and Fiscal 2010 were 52-week years, ending on October 29, 2011 and October 30, 2010, respectively.

For presentation purposes, this Form 10-K refers to October 31 as the end of our fiscal year.

PART I

Item 1. *Business*

Introduction

Synopsys, Inc. is a global leader in providing software, intellectual property and services used to accelerate innovation in integrated circuits and electronic systems. For 25 years, we have supplied the electronic design automation (EDA) software that engineers use to design and test integrated circuits (ICs), commonly called chips. We also provide software and hardware used to develop the electronic systems that incorporate chips and the software that runs on those chips. Our intellectual property (IP) products are pre-designed circuits that engineers use as components of larger chip designs instead of designing those circuits themselves. To complement these product offerings, we provide technical services to support our solutions and help our customers develop chips and electronic systems.

Corporate Information

We incorporated in 1986 in North Carolina and reincorporated in Delaware in 1987. Our headquarters are located at 700 East Middlefield Road, Mountain View, California 94043, and our telephone number there is (650) 584-5000. We have approximately 85 offices worldwide.

Our annual and quarterly reports on Forms 10-K and 10-Q (including related filings in XBRL format), current reports on Form 8-K, and Proxy Statements relating to our annual meetings of stockholders, including any amendments to these reports, as well as filings made by our executive officers and directors, are available through our Internet website *(www.synopsys.com)* free of charge as soon as practicable after we file them with, or furnish them to, the SEC *(www.sec.gov)*. The contents of our website are not part of this Form 10-K.

Background

Recent years have seen a remarkable proliferation of consumer and wireless electronic products, particularly mobile devices. The growth of the Internet and cloud computing has provided people with new ways to create, store and share information. At the same time, the increasing use of electronics in cars, buildings, appliances and other consumer products is creating a broad landscape of "smart" devices.

These developments depend, in large part, on chips. It is common for a single chip to combine many components (processor, communications, memory, custom logic, input/output) into a single System-on-Chip (SoC), resulting in highly complex chip designs. The most complex chips today contain more than a billion transistors, the basic building blocks for integrated circuits, each of which may have features that are less than 1/1,000th the diameter of a human hair. At such small dimensions, the wavelength of light itself can become an obstacle to production, becoming too big to create such dense features and requiring creative and complicated new approaches from designers.

In addition, due to the popularity of mobile devices and other electronic products, there is increasing demand for integrated circuits and systems with greater functionality and performance, reduced size, and less power consumption. The designers of these products—our customers—are facing intense pressure to deliver innovative products at ever shorter times-to-market, as well as at lower prices. In other words, innovation in chip and system design today often hinges on "better," "sooner," and "cheaper."

Synopsys is at the heart of accelerating innovation in the vibrant electronics market. We provide the software tools, hardware and other technologies that designers use to create chips and systems. The designer's task is to determine how best to locate and connect IC building blocks, verifying that the resulting design behaves as intended and ensuring that the design can be manufactured efficiently and cost-effectively. This task is a complicated, multi-step process that is both expensive and time-consuming. We offer a wide range of products that help designers at different steps in the overall design process, both for the design of individual integrated circuits and for the design of larger systems. Our products can increase designer productivity and efficiency by automating tasks, keeping track of large amounts of design data, adding intelligence to the design process, facilitating reuse of past designs and reducing errors. Our global service and support engineers also provide expert technical support and design assistance to our customers.

Products and Services

Revenue from our products and services is reported in four groups: Core EDA (which includes the Galaxy™ Design Platform, the Discovery™ Verification Platform and our FPGA (Field Programmable Gate Array) design products), IP and System-Level Solutions, Manufacturing Solutions, and Professional Services.

Core EDA Solutions

The process of designing integrated circuits contains many complex steps: architecture definition, RTL (register transfer level) design, functional/RTL verification, logic design or synthesis, gate-level verification, floorplanning, and place and route, to name just a few. Designers use our Core EDA products to automate the integrated circuit design process and to reduce errors. We offer a large number of Core EDA products intended to address the process comprehensively. Our Core EDA products generally fall into the following suites: the Galaxy Design Platform, which includes tools to design an integrated circuit, the Discovery Verification Platform, which includes tools to verify that an integrated circuit behaves as intended, and the FPGA design products. During fiscal 2012, we completed our acquisition of Magma Design Automation, Inc. (Magma), whose Core EDA technology in digital design, analog/mixed-signal design, and circuit simulation and timing analysis, among other design phases, has complemented and extended our own. For further information about our acquisition of Magma, see Note 3 of *Notes to Consolidated Financial Statements*.

Galaxy Design Platform

Our Galaxy Design Platform provides our customers with a single, integrated chip design solution that includes industry-leading individual products and incorporates common libraries and consistent timing, delay calculation and constraints throughout the design process. The platform allows designers the flexibility to integrate internally developed and third-party tools. With this advanced functionality, common foundation and flexibility, our Galaxy Design Platform helps reduce design times, decrease integration costs and minimize the risks inherent in advanced, complex integrated circuit designs. Our products span both digital and analog/mixed-signal designs.

The principal products included in the Galaxy Design Platform are the IC Compiler™ physical design solution, Design Compiler® logic synthesis product, Galaxy Custom Designer® physical design solution for analog/mixed-signal designs, PrimeTime®/PrimeTime SI timing analysis products, StarRC™ product for extraction, and IC Validator for physical verification. With our acquisition of SpringSoft, Inc. (SpringSoft), we expect to further strengthen our offerings for analog/mixed-signal design.

Discovery Verification Platform

Our Discovery Verification Platform is a comprehensive, integrated portfolio of functional, analog/mixed-signal, formal and low-power verification products. The platform includes design-for-verification methodologies and provides a consistent control environment to help significantly improve the speed, breadth and accuracy of our customers' functional and mixed-signal verification efforts. The Discovery Verification Platform's components support industry standards and are tightly coupled together through a direct kernel integration for highest throughput mixed-signal simulation.

The principal products included in the Discovery Verification Platform are the VCS® comprehensive RTL verification solution, CustomSim™ FastSPICE circuit simulation and analysis product, HSPICE® circuit simulator, CustomExplorer™ Ultra mixed-signal regression and analysis environment and Formality® formal verification sign-off solution. We expect our acquisition of SpringSoft to allow us to offer additional debug tools as part of the platform. In addition, in October 2012 we completed our acquisition of Emulation & Verification Engineering S.A. (EVE), a provider of hardware emulation products that assist in the verification of chip designs.

FPGA Design Products

FPGAs are complex chips that can be customized or programmed to perform a specific function after they are manufactured. For FPGA design, we offer Synplify® Pro and Premier implementation and Identify® debug software tools.

IP and System-Level Solutions

IP Products

As more functionality converges into a single device or even a single chip, the number of third-party provided IP blocks incorporated into chip designs is rapidly increasing. Synopsys is a leading provider of high-quality, silicon-proven IP solutions for SoCs. The broad DesignWare® IP portfolio includes:

- high quality solutions for widely used interfaces such as USB, PCI Express, DDR, Ethernet, SATA and HDMI,
- analog IP for analog-to-digital data conversion, audio, and video,
- SoC infrastructure IP including datapath IP, AMBA interconnect fabric and peripherals, and verification IP,
- logic libraries and embedded memories, including SRAMs and non-volatile memory, and
- configurable processor cores, including video and audio IP solutions.

System-Level Solutions

Optimizing the system-level design earlier in the development cycle, including both hardware and software components, is increasingly important for customers to meet their performance, time-to-market, and development cost goals. Synopsys has the industry's broadest portfolio of tools, models and services for the system-level design of SoCs.

Our Platform Architect™ software enables early and rapid exploration of SoC architectural trade-offs. To speed the creation, implementation and verification of differentiated IP blocks, we offer SPW™ and System Studio™ tools for algorithm design, Processor Designer™ software for custom processor design, and Synphony Model™ and C Compilers for high-level synthesis.

Escalating software content and complexity in today's electronic devices are driving the adoption of new tools and methods to accelerate software development and ease hardware-software integration and system validation. Our system-level portfolio includes prototyping technologies that improve the productivity of both hardware and software development teams. Our Virtualizer™ tool and broad portfolio of transaction-level models enable the creation of virtual prototypes, fully functional software models of complete systems that enable engineers to start software development up to twelve months earlier than traditional methods. Our HAPS® FPGA-based prototyping systems integrate high performance hardware and software tools with real-world interfaces to enable faster hardware-software integration and full system validation.

Manufacturing Solutions

Our Manufacturing Solutions products and technologies enable semiconductor manufacturers to more quickly develop new fabrication processes that produce production-level yields. These products are used in the early research and development phase and the production phase. In the production phase, manufacturers use these products to convert IC design layouts into the masks used to manufacture the devices.

Our Manufacturing Solutions include Technology-CAD (TCAD) device and process simulation products, Proteus optical proximity correction (OPC) products, CATS® mask data preparation product, and Yield Explorer® and Odyssey Yield Management solutions.

Professional Services and Training

Synopsys provides consulting and design services that address all phases of the SoC development process. These services assist our customers with new tool and methodology adoption, chip architecture and specification development, functional and low-power design and verification, and physical implementation and signoff. We also provide a broad range of expert training and workshops on our latest tools and methodologies.

Customer Service and Technical Support

A high level of customer service and support is critical to the adoption and successful use of our products. We provide technical support for our products through both field-based and corporate-based application engineering teams. Customers who purchase Technology Subscription Licenses (TSLs) receive software maintenance services bundled with their license fee. Customers who purchase term licenses and perpetual licenses may purchase these services separately. See *Product Sales and Licensing Agreements* below.

Software maintenance services include minor product enhancements, bug fixes and access to our technical support center for primary support. Software maintenance also includes access to the SolvNet® portal, our web-based support solution that gives customers access to Synopsys' complete design knowledge database. Updated daily, the SolvNet portal includes documentation, design tips and answers to user questions. Customers can also engage, for additional charges, our worldwide network of applications consultants for additional support needs.

In addition, Synopsys also offers training workshops designed to increase customer design proficiency and productivity with our products. Workshops cover our products and methodologies used in our design and verification flows, as well as specialized modules addressing system design, logic design, physical design, simulation and test. We offer regularly scheduled public and private courses in a variety of locations worldwide, as well as Virtual Classroom on-demand and live online training.

Product Warranties

We generally warrant our products to be free from defects in media and to substantially conform to material specifications for a period of 90 days for our software products and for up to six months for our hardware products. In certain cases, we also provide our customers with limited indemnification with respect to claims that their use of our software products infringe on United States patents, copyrights, trademarks or trade secrets. We have not experienced material warranty or indemnity claims to date.

Support for Industry Standards

We actively create and support standards that help our customers increase productivity, facilitate efficient design flows, improve interoperability of tools from different vendors, and ensure connectivity, functionality and interoperability of IP building blocks. Standards in the electronic design industry can be established by formal accredited organizations, industry consortia, company licensing made available to all, de facto usage, or through open source licensing.

Synopsys' products support more than 30 standards, including the most commonly used hardware description languages: SystemVerilog, Verilog, VHDL, and SystemC. Our products utilize numerous industry standard data formats, application programming interfaces, and databases for the exchange of design data among our tools, other EDA vendors' products, and applications that customers develop internally. We also comply with a wide range of industry standards within our IP product family to ensure usability and interconnectivity.

Sales, Distribution and Backlog

We market our products and services primarily through direct sales in the United States and principal foreign markets. We typically distribute our software products and documentation to customers electronically, but provide physical media (i.e., CD-ROMs) when requested by the customer.

We maintain sales/support centers throughout the United States. Outside the United States, we maintain sales, support or service offices in Canada, multiple countries in Europe, Israel, Japan, China, Korea, Taiwan and other countries in Asia. Our foreign headquarters for financial and tax purposes is located in Dublin, Ireland. Our offices are further described under Part I, Item 2, *Properties*.

In fiscal 2012, 2011 and 2010, an aggregate of 52%, 54% and 52%, respectively, of Synopsys' total revenue was derived from sales outside of the United States. Geographic revenue, which is based on customer site location, is shown below as a percentage of total revenue for the last three fiscal years:



Revenue by Region
Fiscal 2012
Fiscal 2011
Fiscal 2010
48%
13%
46%
14%
48%
13%
U.S.
Europe
Japan
Asia Pacific and Other
U.S.
Europe
Japan
Asia Pacific and Other
U.S.
Europe
Japan
Asia Pacific and Other

Additional information relating to domestic and foreign operations, including revenue and long-lived assets by geographic area, is contained in Note 12 of *Notes to Consolidated Financial Statements* in Part II, Item 8, *Financial Statements and Supplementary Data*. Risks related to our foreign operations are described in Part I, Item 1A, *Risk Factors*.

Our backlog was approximately $2.7 billion on October 31, 2012, representing an 8% increase from backlog of $2.5 billion on October 31, 2011, which resulted from acquisitions during fiscal 2012. Backlog represents committed orders that are expected to be recognized as revenue over the following three years. We currently expect that $1.17 billion of our backlog will be recognized after fiscal 2013.

Backlog may not be a reliable predictor of our future sales as business conditions may change and technologies may evolve, and customers may seek to renegotiate their arrangements or may default on their payment obligations. For this and other reasons, we may not be able to recognize expected revenue from backlog when anticipated.

Revenue attributable to each of our four platforms established for management reporting purposes is shown below as a percentage of total revenue for the last three fiscal years:



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
10%
25%
62%
11%
23%
64%
12%
13%
71%
Fiscal 2012
Fiscal 2011
Fiscal 2010
Professional Services and Other
Manufacturing Solutions
IP and System-Level Solutions
Core EDA

Revenue derived from Intel Corporation and its subsidiaries in the aggregate accounted for 10.5%, 10.6%, and 10.9% of our total revenue in fiscal 2012, 2011 and 2010, respectively.

Research and Development

Our future performance depends in large part on our ability to further enhance and extend our design and verification platforms and to expand our manufacturing, IP and system-level product offerings. Research and development on existing and new products is primarily conducted within each product group. We also use targeted acquisitions to augment our own research and development efforts.

Our research and development expenses were $581.6 million, $491.9 million and $449.2 million in fiscal 2012, 2011 and 2010, respectively. Our capitalized software development costs were approximately $3.3 million, $2.9 million and $2.9 million in fiscal 2012, 2011 and 2010, respectively.

Competition

The EDA industry is highly competitive. We compete against other EDA vendors and against our customers' own design tools and internal design capabilities. In general, we compete principally on technology leadership, product quality and features (including ease-of-use), license terms, post-contract customer support, interoperability with our own and other vendors' products, price and payment terms. No one factor drives an EDA customer's buying decision, and we compete on all fronts to capture a higher portion of our customers' budgets.

Our competitors include EDA vendors that offer varying ranges of products and services, such as Cadence Design Systems, Inc. and Mentor Graphics Corporation. We also compete with other EDA vendors, including frequent new entrants to the marketplace, that offer products focused on one or more discrete phases of the IC design process, as well as with customers' internally developed design tools and capabilities. In the IP area, we compete primarily with our customers' internally developed IP.

Product Sales and Licensing Agreements

We typically license our software to customers under non-exclusive license agreements that transfer title to the media only and restrict use of our software to specified purposes within specified geographical areas. The majority of our licenses are network licenses that allow a number of individual users to access the software on a defined network, including, in some cases, regional or global networks. License fees depend on the type of license, product mix and number of copies of each product licensed.

In many cases, we provide our customers the right to "re-mix" a portion of the software they initially licensed for other specified Synopsys products. For example, a customer may use our front-end design products for a portion of the license term and then exchange such products for back-end place and route software for the remainder of the term in order to complete the customer's IC design. This practice helps assure the customer's access to the complete design flow needed to design its product. The ability to offer this right to customers often gives us an advantage over competitors who offer a narrower range of products because customers can obtain more of their design flow from a single vendor. At the same time, because in such cases the customer need not obtain a new license and pay an additional license fee for the use of the additional products, the use of these arrangements could result in reduced revenue compared to licensing the individual products separately without re-mix rights.

We currently offer our software products under various license types: renewable TSLs, term licenses and perpetual licenses. For a full discussion of these licenses, see Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates* and *Results of Operations—Revenue Background*.

We typically license our DesignWare Core intellectual property products under nonexclusive license agreements that provide usage rights for specific applications. Fees under these licenses are typically charged on a per design basis plus, in some cases, royalties.

Finally, our Global Technical Services team typically provides design consulting services to our customers under consulting agreements with statements of work specific to each project.

Proprietary Rights

Synopsys primarily relies upon a combination of copyright, patent, trademark and trade secret laws and license and nondisclosure agreements to establish and protect its proprietary rights. We have a diversified portfolio of more than 1600 patents issued. Our issued patents have expiration dates through 2032. Our patents primarily relate to our products and the technology used in connection with our products. Our source code is protected both as a trade secret and as an unpublished copyrighted work. However, third parties may develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in some foreign countries. We currently hold United States and foreign patents on some of the technologies included in our products and will continue to pursue additional patents in the future. We are not significantly dependent upon any single patent, copyright, trademark or license with respect to our proprietary rights.

In many cases, under our customer agreements and other license agreements, we offer to indemnify our customers if the licensed products infringe on a third party's intellectual property rights. As a result, we are from time to time subject to claims that our products infringe on these third party rights.

Employees

As of October 31, 2012, Synopsys had 8,138 employees, of which 3,355 were based in the United States.

Acquisitions in Fiscal 2012

For information about acquisitions we completed during fiscal 2012, see Note 3 of *Notes to Consolidated Financial Statements.*

Executive Officers of the Registrant

The executive officers of Synopsys and their ages as of December 19, 2012 were:

Name	Age	Position
Aart J. de Geus	58	Co-Chief Executive Officer and Chairman of the Board of Directors
Chi-Foon Chan	63	Co-Chief Executive Officer and President
Brian M. Beattie	59	Chief Financial Officer
Joseph W. Logan	53	Senior Vice President, Worldwide Sales
Brian E. Cabrera	47	Vice President, General Counsel and Corporate Secretary

Aart J. de Geus co-founded Synopsys and has served as Chairman of our Board of Directors since February 1998 and Chief Executive Officer since January 1994. In May 2012, Dr. Chi-Foon Chan was appointed Co-Chief Executive Officer of Synopsys with Dr. de Geus. Since the inception of Synopsys in December 1986, Dr. de Geus has held a variety of positions, including President, Senior Vice President of Engineering and Senior Vice President of Marketing. He has served as a member of Synopsys' Board of Directors since 1986, and served as Chairman of our Board from 1986 to 1992 and again from 1998 until present. Dr. de Geus has also served on the board of directors of Applied Materials, Inc. since July 2007. Dr. de Geus holds an M.S.E.E. from the Swiss Federal Institute of Technology in Lausanne, Switzerland and a Ph.D. in Electrical Engineering from Southern Methodist University.

Chi-Foon Chan has served as our Co-Chief Executive Officer since May 2012 and as our President and a member of our Board of Directors since February 1998. Prior to his appointment as our Co-Chief Executive Officer in May 2012, he had served as our Chief Operating Officer since April 1997. Dr. Chan joined Synopsys in May 1990 and has held various senior management positions, including Executive Vice President, Office of the President from September 1996 to February 1998 and Senior Vice President, Design Tools Group from February 1994 to April 1997. Dr. Chan has also held senior management and engineering positions at NEC Electronics and Intel Corporation. Dr. Chan holds a B.S. in Electrical Engineering from Rutgers University, and an M.S. and a Ph.D. in Computer Engineering from Case Western Reserve University.

Brian M. Beattie has served as our Chief Financial Officer since January 2006. From October 1999 to January 2006, he was Executive Vice President of Finance and Administration and Chief Financial Officer of SupportSoft, Inc. From May 1998 to May 1999, he served as Vice President of Finance, Mergers and Acquisitions of Nortel Networks Corporation. From July 1996 to April 1998, Mr. Beattie served as Group Vice President of Meridian Solutions of Nortel Networks Corporation. From February 1993 to June 1996, Mr. Beattie served as Vice President of Finance, Enterprise Networks, for Nortel Networks Corporation. Mr. Beattie served on the board of directors of Unwired Planet, Inc. (formerly Openwave Systems Inc.) from December 2010 until November 2012. Mr. Beattie holds a Bachelor of Commerce and an M.B.A. from Concordia University in Montreal.

Joseph W. Logan has served as our Senior Vice President of Worldwide Sales since September 2006. Previously, he was head of sales for Synopsys' North America East region from September 2001 to September 2006. Prior to Synopsys, Mr. Logan was head of North American Sales and Support at Avant! Corporation. Mr. Logan holds a B.S.E.E. from the University of Massachusetts, Amherst.

Brian E. Cabrera has served as our Vice President, General Counsel and Corporate Secretary since June 2006. From August 1999 to June 2006, he held various positions with Callidus Software, most recently as Senior Vice President, General Counsel and Secretary and prior to 2004 as General Counsel and Vice President of Operations and Human Resources. Prior to Callidus, Mr. Cabrera held senior legal positions at PeopleSoft, Netscape Communications, and Silicon Graphics. Mr. Cabrera holds a Bachelor of Arts in Political Science and Philosophy and a Masters in Public Administration from the University of Southern California, as well as a Juris Doctorate from the University of Southern California Law School.

There are no family relationships among any Synopsys executive officers or directors.

Item 1A. *Risk Factors*

A description of the risk factors associated with our business is set forth below. Investors should carefully consider these risks and uncertainties before investing in our common stock.

The continued uncertainty in the global economy, and its potential impact on the semiconductor and electronics industries in particular, may negatively affect our business, operating results and financial condition.

As a result of the recent global recession, the global economy experienced significant uncertainty, stock market volatility, tightened credit markets, concerns about both deflation and inflation, reduced demand for products, lower consumer confidence, reduced capital spending, liquidity concerns and business insolvencies. Further declines, and uncertainty about future economic conditions, could negatively impact our customers' businesses, reducing demand for our products and adversely affecting our business.

The recent global recession adversely affected the semiconductor industry. Semiconductor companies generally remain cautious and focused on their costs, including their research and development budgets which capture spending on EDA products and services. These factors could among other things limit our ability to maintain or increase our sales or recognize revenue from committed contracts and in turn adversely affect our business, operating results and financial condition.

Under our business model, we generally expect more than 90% of our total revenue to be recurring revenue, as a substantial majority of our customers pay for licenses over a multi-year period. However, the turmoil and uncertainty caused by recent economic conditions caused some of our customers to postpone their decision-making, decrease their spending and/or delay their payments to us. If payment defaults by our customers significantly increase or we experience significant reductions in existing contractual commitments, our operating results would be harmed. Furthermore, future periods of decreased committed average annual revenue, customer bankruptcies, or consolidation among our customers, could adversely affect our year-over-year revenue growth.

The recent global recession also adversely affected the banking and financial industry. If the global economy continues to experience uncertainty, our ability to obtain credit on favorable terms could be jeopardized. Furthermore, we rely on several large financial institutions to act as counterparties under our foreign currency forward contracts, provide credit and banking transactions and deposit services worldwide. Should any of our banking partners declare bankruptcy or otherwise default on their obligations, it could adversely affect our financial results and our business.

We cannot predict if or when global economic confidence will be restored. Accordingly, our future business and financial results are subject to considerable uncertainty, and our stock price is at risk of volatile change. If economic conditions deteriorate in the future, or, in particular, if the semiconductor industry does not continue to grow, our future revenues and financial results could be adversely affected. Conversely, in the event of future improvements in economic conditions for our customers, the positive impact on our revenues and financial results may be deferred due to our business model.

The growth of our business depends on the semiconductor and electronics industries.

The growth of the EDA industry as a whole, and our business in particular, is dependent on the semiconductor and electronics industries. A substantial portion of our business and revenue depends upon the commencement of new design projects by semiconductor manufacturers and their customers. The increasing complexity of designs of SoCs and ICs, and customers' concerns about managing costs, have previously led and in the future could lead to a decrease in design starts and design activity in general, with some customers focusing more on one discrete phase of the design process. Demand for our products and services could decrease and our financial condition and results of operations could be adversely affected if the semiconductor and electronics industries do not continue to grow, or grow at a slower rate. Additionally, as the EDA industry matures, consolidation has increased competition for a greater share of our customers' EDA spending. This increased competition may cause our revenue growth rate to decline and exert downward pressure on our operating margins, which may have an adverse effect on our business and financial condition.

Furthermore, the semiconductor and electronics industries have become increasingly complex ecosystems. Many of our customers outsource the manufacture of their semiconductor designs to foundries. Our customers also frequently incorporate third-party IP, whether provided by us or other vendors, into their designs to improve the efficiency of their design process. We work closely with major foundries to ensure that our EDA, IP, and manufacturing solutions are compatible with their manufacturing processes. Similarly, we work closely with other major providers of semiconductor IP, particularly microprocessor IP, to optimize our EDA tools for use with their IP designs and to assure that their IP and our own IP products, which may each provide for the design of separate components on the same chip, work effectively together. If we fail to optimize our EDA and IP solutions for use with major foundries' manufacturing processes or major IP providers' products, or if our access to such foundry processes or third-party IP products is hampered, then our solutions may become less desirable to our customers, resulting in an adverse effect on our business and financial condition.

We may not be able to realize the potential financial or strategic benefits of the acquisitions we complete, or find suitable target businesses and technology to acquire, which could hurt our ability to grow our business, develop new products or sell our products.

Acquisitions are an important part of our growth strategy. We have completed a significant number of acquisitions in recent years, including the recent acquisitions of Magma Design Automation, Inc. (Magma), SpringSoft, Inc. and Emulation & Verification Engineering S.A. (EVE).

We expect to make additional acquisitions in the future, but we may not find suitable acquisition targets or we may not be able to consummate desired acquisitions due to unfavorable credit markets or other risks, which could harm our operating results. Acquisitions are difficult, time consuming, and pose a number of risks, including:

- Potential negative impact on our earnings per share;
- Failure of acquired products to achieve projected sales;
- Problems in integrating the acquired products with our products;
- Difficulties entering into new market segments in which we are not experienced;
- Potential downward pressure on operating margins due to lower operating margins of acquired businesses, increased headcount costs and other expenses associated with adding and supporting new products;
- Difficulties in retaining and integrating key employees;
- Failure to realize expected synergies or cost savings;
- Dilution of our current stockholders through the issuance of common stock, a substantial reduction of our cash resources and/or the incurrence of debt;

- Assumption of unknown liabilities, including tax and litigation, and the related expenses and diversion of resources;
- Disruption of ongoing business operations, including diversion of management's attention;
- Potential negative impact on our relationships with customers, distributors and business partners; and
- Negative impact on our earnings resulting from the application of ASC 805, *Business Combinations*.

If we do not manage these risks, the acquisitions that we complete may have an adverse effect on our business and financial condition. For instance, if we are unable to successfully integrate Magma products and technology, we may not be able to achieve the anticipated revenue growth from our Magma acquisition. In addition, expenses associated with supporting Magma's products could result in less expense synergies than anticipated. The integration process may involve significant management time and create uncertainty for employees and customers, and delays in the process could have a material adverse effect on our revenues, expenses, operating results and financial condition. Additionally, if we determine we cannot use or sell the acquired products or technology, we will be required to write down the associated intangible assets, which would negatively impact our operating results.

Consolidation among our customers, as well as within the industries in which we operate, may negatively impact our operating results.

A number of business combinations, including mergers, asset acquisitions and strategic partnerships, among our customers and in the semiconductor and electronics industries have occurred recently, and more could occur in the future. Consolidation among our customers could lead to fewer customers or the loss of customers, increased customer bargaining power, or reduced customer spending on software and services. Moreover, business combinations within the industries in which we compete may result in stronger competition from companies that are better able to compete as sole source vendors to customers. The loss of customers or reduced customer spending could adversely affect our business and financial condition.

In addition, we and our competitors from time to time acquire business and technologies to complement and expand our respective product offerings. If any of our competitors consolidate or acquire businesses and technologies which we do not offer, they may be able to offer a larger technology portfolio, a larger support and service capability, or lower prices, which could negatively impact our business and operating results.

Changes in accounting principles or standards, or in the way they are applied, could result in unfavorable accounting charges or effects and unexpected financial reporting fluctuations, and could adversely affect our reported operating results.

We prepare our consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP). These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles and guidance. A change in existing principles or guidance can have a significant effect on our reported results and may retroactively affect previously reported results. Additionally, proposed accounting standards could have a significant impact on our operational processes, revenues and expenses, and could cause unexpected financial reporting fluctuations.

For example, the Financial Accounting Standards Board (FASB) is currently working together with the International Accounting Standards Board (IASB) to converge certain accounting principles and facilitate more comparable financial reporting between companies that are required to follow GAAP and those that are required to follow International Financial Reporting Standards (IFRS). These efforts may result in different accounting principles under GAAP, which may have a material impact on the way in which we report financial results in areas including, but not limited to, revenue recognition, lease accounting, and financial statement presentation. The SEC may make a determination in the future regarding the incorporation of IFRS into the financial reporting system for U.S. companies. A change in accounting principles from GAAP to IFRS or to converged accounting principles may have a material impact on our financial statements and may retroactively adversely affect previously reported transactions.

Our operating results may fluctuate in the future, which may adversely affect our stock price.

Our operating results are subject to quarterly and annual fluctuations, which may adversely affect our stock price. Our historical results should not be viewed as indicative of our future performance due to these periodic fluctuations. Many factors may cause our revenue or earnings to fluctuate, including:

- Changes in demand for our products due to fluctuations in demand for our customers' products and due to constraints in our customers' budgets for research and development and EDA products and services;
- Product competition in the EDA industry, which can change rapidly due to industry or customer consolidation and technological innovation;
- Our ability to innovate and introduce new products and services or effectively integrate products and technologies that we acquire;
- Failures or delays in completing sales due to our lengthy sales cycle, which often includes a substantial customer evaluation and approval process because of the complexity of our products and services;
- Cancellations or changes to levels of license orders or the mix between upfront revenue and time-based license revenue;
- Our ability to implement effective cost control measures;
- Delay of one or more orders for a particular period, particularly orders generating upfront revenue;
- Our dependence on a relatively small number of large customers for a large portion of our revenue;
- Changes in or challenges to our revenue recognition model;
- Amendments or renewals of customer contracts which provide discounts or require the deferral of revenue to later periods;
- Expenses related to our acquisition and integration of businesses and technology;
- Delays, increased costs or quality issues resulting from our reliance on third parties to manufacture our hardware products; and
- General economic and political conditions that affect the semiconductor and electronics industries.

These factors, or any other factors or risks discussed herein, could negatively impact our revenue or earnings and cause our stock price to decline.

We operate in highly competitive industries, and if we do not continue to meet our customers' demand for innovative technology at lower costs, our business and financial condition will be harmed.

We compete against EDA vendors that offer a variety of products and services, such as Cadence Design Systems, Inc. and Mentor Graphics Corporation. We also compete with other EDA vendors, including frequent new entrants to the marketplace, that offer products focused on one or more discrete phases of the IC design process, as well as vendors of IP products and system-level solutions. Moreover, our customers internally develop design tools and capabilities that compete with our products.

The industries in which we operate are highly competitive and the demand for our products and services is dynamic and depends on a number of factors, including demand for our customers' products, design starts and our customers' budgetary constraints. Technology in these industries evolves rapidly and is characterized by frequent product introductions and improvements and changes in industry standards and customer requirements. Semiconductor device functionality requirements continually increase while feature widths decrease, substantially increasing the complexity, cost and risk of chip design and manufacturing. At the same time, our customers and potential customers continue to demand an overall lower total cost of design, which can lead to the consolidation of their purchases with one vendor. In order to succeed in this environment, we must successfully meet our customers' technology requirements and increase the value of our products, while also striving to reduce their overall costs and our own operating costs.

We compete principally on the basis of technology, product quality and features (including ease-of-use), license or usage terms, post-contract customer support, interoperability among products, and price and payment terms. Specifically, we believe the following competitive factors affect our success:

- Our ability to anticipate and lead critical development cycles, innovate rapidly and efficiently, improve our existing products, and successfully develop or acquire new products;
- Our ability to offer products that provide both a high level of integration into a comprehensive platform and a high level of individual product performance;
- Our ability to enhance the value of our offering through more favorable terms such as expanded license usage, future purchase rights, price discounts and other unique rights, such as multiple tool copies, post-contract customer support, and the ability to purchase pools of technology; and
- Our ability to compete on the basis of payment terms.

If we fail to successfully manage these competitive factors, fail to successfully balance the conflicting demands for innovative technology and lower overall costs, or fail to address new competitive forces, our business and financial condition will be adversely affected.

If we fail to protect our proprietary technology our business will be harmed.

Our success depends in part upon protecting our proprietary technology. Our efforts to protect our technology may be costly and unsuccessful. We rely on agreements with customers, employees and others and on intellectual property laws worldwide to protect our proprietary technology. These agreements may be breached, and we may not have adequate remedies for any breach. Additionally, despite our measures to prevent piracy, other parties may attempt to illegally copy or use our products, which could result in lost revenue. Some foreign countries do not currently provide effective legal protection for intellectual property and our ability to prevent the unauthorized use of our products in those countries is therefore limited. Our trade secrets may also otherwise become known or be independently developed by competitors.

We may need to commence litigation or other legal proceedings in order to:

- Assert claims of infringement of our intellectual property;
- Defend our products from piracy;
- Protect our trade secrets or know-how; or
- Determine the enforceability, scope and validity of the propriety rights of others.

If we do not obtain or maintain appropriate patent, copyright or trade secret protection, for any reason, or cannot fully defend our intellectual property rights in some jurisdictions, our business and operating results would be harmed. In addition, intellectual property litigation is lengthy, expensive and uncertain and legal fees related to such litigation will increase our operating expenses and may reduce our net income.

Unfavorable tax law changes, an unfavorable government review of our tax returns or changes in our geographical earnings mix or forecasts of foreign source income could adversely affect our effective tax rate and our operating results.

Our operations are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions. A change in the tax law in the jurisdictions in which we do business, including an increase in tax rates or an adverse change in the treatment of an item of income or expense, could result in a material increase in our tax expense. Currently, a substantial portion of our revenue is generated from customers located outside the United States, and a substantial portion of our assets, including employees, are located outside the United States. United States income taxes and foreign withholding taxes have not been provided on undistributed earnings for certain non-United States subsidiaries to the extent such earnings are considered to be indefinitely reinvested in the operations of those subsidiaries. A number of proposals for broad reform of the corporate tax system in the U.S. are under evaluation by various legislative and administrative bodies but it is not possible to determine accurately the overall impact of such proposals on our effective tax rate at this time.

Our tax filings are subject to review or audit by the Internal Revenue Service and state, local and foreign taxing authorities. We exercise judgment in determining our worldwide provision for income taxes and, in the ordinary course of our business, there may be transactions and calculations where the ultimate tax determination is uncertain. We are also liable for potential tax liabilities of businesses we acquire. Although we believe our tax estimates are reasonable, we can provide no assurance that any final determination in an audit will not be materially different than the treatment reflected in our historical income tax provisions and accruals. An assessment of additional taxes as a result of an audit could adversely affect our income tax provision and net income in the period or periods for which that determination is made.

We have operations in the United States and in multiple foreign jurisdictions with a wide range of statutory tax rates. Therefore, any changes in our geographical earnings mix in various tax jurisdictions, including those resulting from transfer pricing adjustments, could materially impact our effective tax rate. Furthermore, we maintain significant deferred tax assets related to federal research credits and foreign tax credits and certain state tax credits. Our ability to use these credits is dependent upon having sufficient future taxable income, including foreign source income in the United States, as well as sufficient taxable income in certain states. Changes in our forecasts of future income could result in an adjustment to the deferred tax asset and a related charge to earnings which could materially affect our financial results.

We may have to invest more resources in research and development than anticipated, which could increase our operating expenses and negatively affect our operating results.

We devote substantial resources to research and development. New competitors, technological advances by existing competitors, our acquisitions, our entry into new markets, or other competitive factors may require us to invest significantly greater resources than we anticipate. If we are required to invest significantly greater resources than anticipated without a corresponding increase in revenue, our operating results could decline. Additionally, our periodic research and development expenses may be independent of our level of revenue which could negatively impact our financial results. Finally, there can be no guarantee that our research and development investments will result in products that create significant, or even any, revenue.

The global nature of our operations exposes us to increased risks and compliance obligations which may adversely affect our business.

We derive more than half of our revenue from sales outside the United States, and we expect our orders and revenue to continue to depend on sales to customers outside the United States. In addition, we have expanded our non-U.S. operations significantly in the past several years. This strategy requires us to recruit and retain qualified technical and managerial employees, manage multiple, remote locations performing complex software development projects and ensure intellectual property protection outside of the United States. Our international operations and sales subject us to a number of increased risks, including:

- International economic and political conditions, such as political tensions between countries in which we do business;
- Difficulties in adapting to cultural differences in the conduct of business;
- Ineffective legal protection of intellectual property rights;
- Financial risks such as longer payment cycles and difficulty in collecting accounts receivable;
- Inadequate local infrastructure that could result in business disruptions;
- Government trade restrictions, including tariffs or other trade barriers;
- Additional taxes and penalties; and
- Other factors beyond our control such as natural disasters, terrorism, civil unrest, war and infectious diseases.

If any of the foreign economies in which we do business deteriorate or if we fail to effectively manage our global operations, our business and results of operations will be harmed.

In addition, our global operations are subject to numerous U.S. and foreign laws and regulations, including those related to anti-corruption, tax, corporate governance, imports and exports, financial and other disclosures, privacy and labor relations. These laws and regulations are complex and may have differing or conflicting legal standards, making compliance difficult and costly. If we violate these laws and regulations we could be subject to fines, penalties or criminal sanctions, and may be prohibited from conducting business in one or more countries. Although we have implemented policies and procedures to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors or agents will not violate these laws and regulations. Any violation individually or in the aggregate could have a material adverse effect on our operations and financial condition.

Our financial statements are also affected by fluctuations in foreign currency exchange rates. A weakening U.S. dollar relative to other currencies increases expenses of our foreign subsidiaries when they are translated into U.S. dollars in our consolidated statement of operations. Likewise, a strengthening U.S. dollar relative to other currencies, especially the Japanese yen, reduces revenue of our foreign subsidiaries upon translation and consolidation. Exchange rates are subject to significant and rapid fluctuations, and therefore we cannot predict the prospective impact of exchange rate fluctuations. Although we engage in foreign currency hedging activity, we may be unable to hedge all of our foreign currency risk, which could have a negative impact on our results of operations.

Liquidity requirements in our U.S. operations may require us to raise cash in uncertain capital markets, which could negatively affect our financial condition.

As of December 7, 2012, we have outstanding debt of $135.0 million under our term loan facility, primarily as a result of funding our Magma acquisition. Most of our worldwide cash, cash equivalents and short term investments balance is held in subsidiary accounts outside the United States—approximately 72% as of October 31, 2012. In addition, typically about half of our operating cash flow is received by our overseas subsidiaries. Should our cash spending needs in the United States rise and exceed our existing U.S. balances, available credit under our revolving credit and term loan facilities, and future U.S. cash flows, we may be required to incur additional debt at higher than anticipated interest rates or access other funding sources, which could negatively affect our results of operations, capital structure and/or the market price of our common stock.

From time to time we are subject to claims that our products infringe on third party intellectual property rights.

We are from time to time subject to claims alleging our infringement of third party intellectual property rights, including patent rights. For example, in December 2011, a patent infringement lawsuit was filed against us by Dynetix Design Solutions, Inc., which seeks, among other things, compensatory damages and a permanent injunction. We may also acquire companies that are party to existing infringement claims. For example, EVE, a company we acquired in October 2012, is a party to ongoing patent infringement lawsuits involving Mentor Graphics Corporation. Further information regarding the Dynetix and EVE lawsuits is contained in Part I, Item 3, *Legal Proceedings*. In addition, under our customer agreements and other license agreements, we agree in many cases to indemnify our customers if our products infringe a third party's intellectual property rights. Infringement claims can result in costly and time-consuming litigation, require us to enter into royalty arrangements, subject us to damages or injunctions restricting our sale of products, invalidate a patent or family of patents, require us to refund license fees to our customers or to forgo future payments or require us to redesign certain of our products, any one of which could harm our business and operating results.

Product errors or defects could expose us to liability and harm our reputation and we could lose market share.

Software products frequently contain errors or defects, especially when first introduced, when new versions are released or when integrated with technologies developed by acquired companies. Product errors could affect the performance or interoperability of our products, could delay the development or release of new products or new versions of products and could adversely affect market acceptance or perception of our products. In addition, allegations of IC manufacturability issues resulting from use of our IP products could, even if untrue, adversely affect our reputation and our customers' willingness to license IP products from us. Any such errors or delays in releasing new products or new versions of products or allegations of unsatisfactory performance could cause us to lose customers, increase our service costs, subject us to liability for damages and divert our resources from other tasks, any one of which could materially and adversely affect our business and operating results.

We may be subject to litigation proceedings that could harm our business.

We may be subject to legal claims or regulatory matters involving stockholder, consumer, competition, and other issues on a global basis. Litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include monetary damages or, in cases for which injunctive relief is sought, an injunction prohibiting us from manufacturing or selling one or more products. If we were to receive an unfavorable ruling on a matter, our business and results of operations could be materially harmed. Further information regarding material pending lawsuits, other than ordinary routine litigation incidental to our business, is contained in Part I, Item 3, *Legal Proceedings*.

If we fail to timely recruit and retain senior management and key employees our business may be harmed.

We depend in large part upon the services of key members of our senior management team to drive our future success. If we were to lose the services of any member of our senior management team, our business could be adversely affected. To be successful, we must also attract and retain key technical, sales and managerial employees, including those who join Synopsys in connection with acquisitions. There are a limited number of qualified EDA and IC design engineers, and competition for these individuals is intense and has increased. Our employees are often recruited aggressively by our competitors and our customers. Any failure to recruit and retain key technical, sales and managerial employees could harm our business, results of operations and financial condition. Additionally, efforts to recruit and retain qualified employees could be costly and negatively impact our operating expenses.

We issue stock options and restricted stock units and maintain employee stock purchase plans as a key component of our overall compensation. We face pressure to limit the use of such equity-based compensation due to its dilutive effect on stockholders. In addition, we are required under GAAP to recognize compensation expense in our results from operations for employee share-based equity compensation under our equity grants and our employee stock purchase plan, which has increased the pressure to limit equity-based compensation. These factors may make it more difficult for us to grant attractive equity-based packages in the future, which could adversely impact and limit our ability to attract and retain key employees.

Our business is subject to evolving corporate governance and public disclosure regulations that have increased both our compliance costs and the risk of noncompliance, which could have an adverse effect on our stock price.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the SEC, the NASDAQ Stock Market, and the FASB. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. For example, Congress recently passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. Our efforts to comply with the Dodd-Frank Act and other new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

There are inherent limitations on the effectiveness of our controls.

Regardless of how well designed and operated it is, a control system can provide only reasonable assurance that its objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could have a material adverse impact on our business.

Our investment portfolio may be impaired by deterioration of the capital markets.

Our cash equivalent and short-term investment portfolio currently consists of tax-exempt money market mutual funds, taxable money market mutual funds and bank deposits. Our investment portfolio carries both interest rate risk and credit risk. Fixed rate debt securities may have their market value adversely impacted due to a credit downgrade or a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall or a credit downgrade occurs. As a result of current adverse financial market conditions, capital pressures on certain banks, especially in Europe, and the continuing low interest rate environment, some of our financial instruments may become impaired. Our future investment income may fall short of expectations due to changes in interest rates or if the decline in fair value of our publicly traded debt or equity investments is judged to be other-than-temporary. In addition, we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in the issuer's credit quality or changes in interest rates.

Security breaches could compromise sensitive information belonging to us or our customers and could harm our business and reputation.

We store sensitive data, including intellectual property, our proprietary business information and that of our customers, and confidential employee information, in our data centers and on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions that could result in unauthorized disclosure or loss of sensitive information. Furthermore, in the operation of our business we also use third party vendors that store certain sensitive data, including confidential information about our employees, and these third parties are subject to their own cybersecurity threats. Any security breach of our own or a third party vendor's systems could cause us to be non-compliant with applicable laws or regulations, subject us to legal claims or proceedings, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and services, any of which could adversely affect our business.

In preparing our financial statements we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results.

We make assumptions, judgments and estimates for a number of items, including the fair value of financial instruments, goodwill, long-lived assets and other intangible assets, the realizability of deferred tax assets, the recognition of revenue and the fair value of stock awards. We also make assumptions, judgments and estimates in determining the accruals for employee related liabilities, including commissions and variable compensation, and in determining the accruals for uncertain tax positions, allowances for doubtful accounts, and legal contingencies. These assumptions, judgments and estimates are drawn from historical experience and various other factors that we believe are reasonable under the circumstances as of the date of the consolidated financial statements. Actual results could differ materially from our estimates, and such differences could significantly impact our financial results.

Catastrophic events may disrupt our business and harm our operating results.

Due to the global nature of our business, our operating results may be negatively impacted by catastrophic events throughout the world. We rely on a global network of infrastructure applications, enterprise applications and technology systems for our development, marketing, operational, support and sales activities. A disruption or failure of these systems in the event of a major earthquake, fire, telecommunications failure, cybersecurity attack, terrorist attack, or other catastrophic event could cause system interruptions, delays in our product development and loss of critical data and could prevent us from fulfilling our customers' orders. Moreover, our corporate headquarters, a significant portion of our research and development activities, our data centers, and certain other critical business operations are located in California, near major earthquake faults. A catastrophic event that results in the destruction or disruption of our data centers or our critical business or information technology systems would severely affect our ability to conduct normal business operations and, as a result, our operating results would be adversely affected.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal offices are located in four adjacent buildings in Mountain View, California, which together provide approximately 400,000 square feet of available space. This space is leased through February 2015. We also lease approximately 237,000 square feet of space in three separate buildings in Sunnyvale, California, with lease expiration dates ranging from September 2019 to October 2019. We own one building in Sunnyvale, California with approximately 120,000 square feet of space. These buildings in Mountain View and Sunnyvale are used for research and development, sales and support, marketing, and administrative activities.

In addition, in October 2011, we agreed to lease two office buildings to be constructed in Mountain View, California. Once construction is complete, the buildings together will provide approximately

341,000 square feet. The lease of such premises begins upon the later of March 1, 2015 or six months after construction is substantially completed. We may terminate the lease prior to such time if certain conditions occur.

We currently lease 25 other offices throughout the United States, and own 2 office buildings in Oregon, primarily for sales and support activities.

International Facilities

We lease additional space for sales, service and research and development activities in approximately 30 countries throughout the world, including 45,000 square feet in Dublin, Ireland for our international headquarters, as well as significant sites in Yerevan, Armenia, Bangalore, India and Shanghai, China.

We believe that our existing facilities, including both owned and leased properties, are in good condition and suitable for the current conduct of our business.

Item 3. *Legal Proceedings*

We are subject to routine legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of our business. The ultimate outcome of any litigation is uncertain and unfavorable outcomes could have a negative impact on our results of operations and financial condition. Regardless of outcome, litigation can have an adverse impact on Synopsys because of the defense costs, diversion of management resources and other factors.

In connection with our definitive merger agreement to acquire Magma, four putative stockholder class actions were filed against Magma, Magma's board of directors, Synopsys and the Synopsys merger subsidiary on December 5, 2011, December 9, 2011, December 13, 2011, and December 19, 2011, in state court in California and Delaware, and the cases were consolidated in California state court (collectively, the Magma Lawsuits). The Magma Lawsuits allege, among other things, that Magma and its directors breached their fiduciary duties to Magma's stockholders in negotiating and entering into the definitive merger agreement and by agreeing to sell Magma at an unfair price, and that Magma and Synopsys aided and abetted these alleged breaches of fiduciary duties. On February 10, 2012, the parties entered into a memorandum of understanding (MOU) in which they agreed on the terms of a proposed settlement of the lawsuits, which would include the dismissal with prejudice of all claims against all of the defendants. Pursuant to the MOU, Magma agreed to make certain additional disclosures concerning Magma's acquisition by Synopsys, which supplemented the information provided in Magma's proxy statement filed with the Securities and Exchange Commission on January 10, 2012, and to pay certain legal fees and expenses of plaintiffs' counsel. As contemplated by the MOU, the parties entered into a stipulation of settlement, which is subject to customary conditions including court approval following notice to Magma's former stockholders. The court granted preliminary approval of such proposed settlement in September 2012. The court has scheduled a hearing regarding final approval of such proposed settlement for January 25, 2013.

On December 5, 2011, plaintiff Dynetix Design Solutions, Inc. (Dynetix) filed a patent infringement lawsuit against Synopsys in federal district court in the Northern District of California. The lawsuit alleges, among other things, that our VCS functional verification tool, and more specifically our VCS multicore technology and VCS Cloud product, infringes Dynetix's United States Patent No. 6,466,898, and that such infringement is willful. The lawsuit seeks, among other things, compensatory damages and a permanent injunction. We have asserted patent infringement counterclaims against Dynetix based on its two verification products. The court held a claims construction hearing regarding the Dynetix patent in October 2012 and accepted a majority of the constructions submitted by Synopsys.

We acquired Emulation & Verification Engineering S.A. (EVE) on October 4, 2012. EVE and EVE-USA, Inc. (collectively, the EVE Parties) are currently defendants in three patent infringement lawsuits filed by Mentor Graphics Corporation (Mentor). Mentor filed suit against the EVE Parties in federal district court in the District of Oregon on August 16, 2010 alleging that EVE's ZeBu series of products infringes Mentor's United States Patent No. 6,876,962. Mentor filed an additional suit in federal district court in the District of Oregon on August 17, 2012 alleging that EVE's ZeBu series of products infringes Mentor's United States Patent No. 6,947,882. Both cases have been consolidated in federal district court in the District of Oregon and seek compensatory damages and a permanent injunction. Mentor also filed a patent infringement lawsuit against Nihon EVE K.K. in Tokyo District Court in 2010 alleging that EVE's ZeBu series of products infringes Mentor's Japanese Patent No. P3,588,324. This case seeks compensatory damages, a permanent injunction and destruction of inventory.

On September 27, 2012, Synopsys, EVE and EVE-USA, Inc. filed an action for declaratory relief against Mentor in federal district court in the Northern District of California, seeking a determination that Mentor's United States Patents Nos. 6,009,531, 5,649,176 and 6,240,376, which were the subject of a patent infringement lawsuit filed by Mentor against EVE in 2006 and settled in the same year, are invalid and not infringed by EVE's products, and that Mentor is without right or authority to threaten or maintain suit against the plaintiffs on such patents. In addition, on September 26, 2012, we filed two *inter partes* review requests with the U.S. Patent and Trademark Office challenging the validity of Mentor's '376 and '882 patents.

Item 4. *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Common Stock Market Price

Our common stock trades on the NASDAQ Global Select Market under the symbol "SNPS." The following table sets forth for the periods indicated the high and low sale prices of our common stock, as reported by the NASDAQ Global Select Market.

	Quarter Ended			
	January 31,	**April 30,**	**July 31,**	**October 31,**
2012:				
High	$29.63	$31.04	$31.07	$34.10
Low	$26.10	$29.06	$27.49	$30.29
2011:				
High	$27.60	$29.35	$27.90	$27.49
Low	$24.46	$25.85	$23.51	$21.37

As of October 31, 2012, we had 384 stockholders of record. To date, we have paid no cash dividends on our capital stock and have no current intention to do so. Our credit facility contains financial covenants requiring us to maintain certain specified levels of cash and cash equivalents. Such provisions could have the effect of preventing us from paying dividends in the future. See Note 5 of *Notes to Consolidated Financial Statements* for further information regarding our credit facility.

Performance graph

The following graph compares the 5-year total return to stockholders of our common stock relative to the cumulative total returns of the S&P 500 Index, the S&P Information Technology Index and the NASDAQ Composite Index. The graph assumes that $100 was invested in Synopsys common stock on November 2, 2007 (the last trading day before the beginning of our fifth preceding fiscal year) and in each of the indexes on October 31, 2007 (the closest month end) and that all dividends were reinvested. No cash dividends were declared on our common stock during such time. The comparisons in the table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Synopsys, Inc., the NASDAQ Composite Index,
the S&P 500 Index, and the S&P Information Technology Index
$120
$110
$100
$90
$80
$70
$60
$50
$40
10/07
10/08
10/09
10/10
10/11
10/12
Synopsys, Inc.
NASDAQ Composite
S&P 500
S&P Information Technology

*$100 invested on 11/2/07 in stock or 10/31/07 in index, including reinvestment of dividends. Indexes calculated on month-end basis. Stock calculated on fiscal year-end basis.

The information presented above in the stock performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, except to the extent that we subsequently specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or Exchange Act.

Stock Repurchase Program

Our Board of Directors (Board) previously approved a stock repurchase program pursuant to which we were authorized to purchase up to $500.0 million of our common stock, and has periodically replenished the stock repurchase program to such amount. Our Board replenished the stock repurchase program up to $500.0 million on May 25, 2011. We repurchase shares to offset dilution caused by ongoing stock issuances from existing equity plans for equity compensation awards, acquisitions, and when management believes it is a good use of cash. Repurchases are transacted in accordance with Rule 10b-18 of the Securities Exchange Act of 1934 (Exchange Act) and may be made through any means including, but not limited to, open market purchases, plans executed under Rule 10b5-1(c) of the Exchange Act and structured transactions. We did not repurchase any shares of our common stock during the three months ended October 31, 2012 and, as of such date, $272.4 million remained available for further repurchases under the program.

See Note 8 of *Notes to Consolidated Financial Statements* for further information regarding our stock repurchase program.

Item 6. *Selected Financial Data*

	Fiscal Year Ended October 31,(1)(2)				
	2012	2011	2010	2009	2008
	(in thousands, except per share data)				
Revenue	$1,756,017	$1,535,643	$1,380,661	$1,360,045	$1,336,951
Income before provisions for income taxes	201,135	219,113	198,658	233,070	218,956
(Benefit) provision for income taxes(3)	18,733	(2,251)	(38,405)	65,389	28,978
Net income	182,402	221,364	237,063	167,681	189,978
Net income per share:					
Basic	1.24	1.51	1.60	1.17	1.33
Diluted	1.21	1.47	1.56	1.15	1.29
Working capital	(111,983)	327,735	325,987	649,207	413,307
Total assets	4,147,656	3,368,844	3,286,541	2,938,854	2,742,478
Stockholders' equity(4)	2,543,971	2,101,300	2,100,182	1,844,166	1,528,371

(1) Our fiscal year generally ends on the Saturday nearest to October 31 and consists of 52 weeks, with the exception that approximately every five years, we have a 53-week year. Fiscal 2012 was a 53-week year and ended on November 3, 2012. Fiscal 2011, 2010, 2009, and 2008 were 52-week years. Fiscal 2013 will be a 52-week year.

(2) Includes results of operations from business combinations from the date of acquisition. See Note 3 of *Notes to Consolidated Financial Statements.*

(3) Includes $36.9 million, $32.8 million, $94.3 million and $17.3 million tax benefit from tax settlements received in fiscal 2012, fiscal 2011, fiscal 2010 and fiscal 2008, respectively. See Note 10 of *Notes to Consolidated Financial Statements.*

(4) Fiscal 2008 included an adjustment to the beginning balance of retained earnings as a result of the accounting guidance for uncertainty in income taxes.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

The following summary of our financial condition and results of operations is qualified in its entirety by the more complete discussion contained in this Item 7 and by the risk factors set forth in Item 1A of this Annual Report. Please also see the cautionary language at the beginning of Part I of this Annual Report regarding forward-looking statements.

Business Summary

Synopsys is a global leader in providing software, intellectual property and services used to accelerate innovation in integrated circuits and electronic systems. We supply the electronic design automation (EDA) software that engineers use to design, create prototypes for and test integrated circuits, also known as chips. We also supply software and hardware used to develop the systems that incorporate integrated circuits and the software that runs on those integrated circuits. Our intellectual property (IP) products are pre-designed circuits that engineers use as components of larger chip designs rather than redesigning those circuits themselves. To complement these product offerings, we provide technical services to support our solutions and we help our customers develop chips and electronic systems.

Our customers are generally large semiconductor and electronics manufacturers. Our solutions help them overcome the challenge of developing increasingly advanced electronics products while reducing their design and manufacturing costs. While our products are an important part of our customers' development process, our customers' research and development budget and spending decisions may be impacted by their business outlook and their willingness to invest in new and increasingly complex chip designs.

Despite global economic uncertainty, we have maintained profitability and positive cash flow on an annual basis in recent years. We achieved these results not only because of our solid execution, leading technology and strong customer relationships, but also because of our recurring revenue business model. Under this model, a substantial majority of our customers pay for their licenses over time and we typically recognize this recurring revenue over the life of the contract, which averages approximately three years. Recurring revenue generally represents more than 90% of our total revenue. The revenue we recognize in a particular period generally results from selling efforts in prior periods rather than the current period. We typically enter each quarter with greater than 90% of our revenue for that particular quarter already committed from our customers, providing for stability and predictability of results. Due to our business model, decreases as well as increases in customer spending do not immediately affect our revenues in a significant way.

Even with the continued instability of the global markets, our business outlook remains strong based on our business model, strong financials, diligent expense management, and acquisition strategy. In addition, consumer demand for electronics has been solid, particularly the demand for mobile devices. Through our recent acquisitions, we have enhanced our technology and expanded our product portfolio and our total addressable market, especially in IP and system-level solutions, which we believe will help drive revenue growth. We believe that the combination of our solid financials, leading technology and strong customer relationships will help us to continue to successfully execute our strategies.

Fiscal 2012 Acquisitions

During the second quarter of fiscal 2012, we completed our acquisition of Magma Design Automation, Inc. (Magma), and during the fourth quarter, we completed our acquisition of Emulation &

Verification Engineering S.A. (EVE) and acquired a controlling interest in SpringSoft, Inc. (SpringSoft). As further described below, these acquisitions, combined with other acquisitions in fiscal 2012, were the primary drivers for increases in revenues and expenses compared to fiscal 2011.

Fiscal Year End

Our fiscal year generally ends on the Saturday nearest to October 31 and consists of 52 weeks, with the exception that approximately every five years, we have a 53-week year. When a 53-week year occurs, we include the additional week in the first quarter to realign fiscal quarters with calendar quarters. Fiscal 2012 was a 53-week year and ended on November 3, 2012. Fiscal 2011 and Fiscal 2010 were 52-week years, ending on October 29, 2011 and October 30, 2010, respectively.

The extra week in fiscal 2012 resulted in approximately $26 million of additional revenue, related primarily to time-based licenses, and approximately $16 million of additional expenses.

For presentation purposes, this Form 10-K refers to October 31 as the end of our fiscal year.

Fiscal 2012 Financial Performance Summary

Increases in our revenue and expenses were driven by the overall growth of our business, including from our acquisitions in fiscal 2012. In addition, the extra week in fiscal 2012 contributed to increases in our revenue and expenses.

- We continued to derive more than 90% of our revenue from time-based licenses, maintenance and services.
- Our total revenue, excluding the impact of the extra week in fiscal 2012 that added $26 million, increased by $194.4 million primarily due to our general growth and acquisitions during fiscal 2012.
- Total operating expense and cost of revenues, excluding the impact of the extra week in fiscal 2012 that resulted in $16 million in expenses, increased by $227.2 million primarily due to employee-related costs as a result of an almost 20% higher headcount principally from acquisitions; higher amortization and depreciation expenses; and other expenses that are related solely to acquisitions and do not regularly reoccur in the operation of our business.
- Income tax provisions for fiscal 2012 increased by $21.0 million. The increase was primarily due to the expiration of the federal R&D tax credit after December 31, 2011 and a shift in the geographical mix of our earnings that resulted in a lower tax benefit from foreign earnings taxed below the U.S. statutory rate in fiscal 2012 compared to fiscal 2011.
- As a result of the increase in expenses due to our fiscal 2012 acquisitions, and increased taxes, our net income was lower by $39.0 million in fiscal 2012 compared to 2011.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial results under the heading "Results of Operations" below are based on our audited results of operations, which we have prepared in accordance with GAAP. In preparing these financial statements, we make assumptions, judgments and estimates that can affect the reported amounts of assets, liabilities, revenues and expenses and net income. On an on-going basis, we evaluate our estimates based on historical experience and various other assumptions we believe are reasonable under the circumstances. Our actual results may differ from these estimates. For further information on our significant accounting policies, see Note 2 of *Notes to Consolidated Financial Statements*.

The accounting policies that most frequently require us to make assumptions, judgments and estimates, and therefore are critical to understanding our results of operations, are:

- Revenue recognition;

- Valuation of stock compensation;
- Valuation of intangible assets; and
- Income taxes.

Revenue Recognition

Software license revenue consists of fees associated with the licensing of our software. Maintenance and service revenue consists of maintenance fees associated with perpetual and term licenses and professional services fees. Hardware revenue consists of Field Programmable Gate Array (FPGA) board-based products.

With respect to software licenses, we utilize three license types:

- *Technology Subscription Licenses (TSLs).* TSLs are time-based licenses for a finite term, and generally provide the customer limited rights to receive, or to exchange certain quantities of licensed software for, unspecified future technology. We bundle and do not charge separately for post-contract customer support (maintenance) for the term of the license.
- *Term licenses.* Term licenses are also for a finite term, but do not provide the customer any rights to receive, or to exchange licensed software for, unspecified future technology. Customers purchase maintenance separately for the first year and may renew annually for the balance of the term. The annual maintenance fee is typically calculated as a percentage of the net license fee.
- *Perpetual licenses.* Perpetual licenses continue as long as the customer renews maintenance plus an additional 20 years. Perpetual licenses do not provide the customer any rights to receive, or to exchange licensed software for, unspecified future technology. Customers purchase maintenance separately for the first year and may renew annually.

For the three software license types, we recognize revenue as follows:

- *TSLs.* We typically recognize revenue from TSL fees (which include bundled maintenance) ratably over the term of the license period, or as customer installments become due and payable, whichever is later. Revenue attributable to TSLs is reported as "time-based license revenue" in the consolidated statements of operations.
- *Term licenses.* We recognize revenue from term licenses in full upon shipment of the software if payment terms require the customer to pay at least 75% of the license fee and 100% of the maintenance fee within one year from shipment and all other revenue recognition criteria are met. Revenue attributable to these term licenses is reported as "upfront revenue" in the consolidated statements of operations. For term licenses in which less than 75% of the license fee and 100% of the maintenance fee is payable within one year from shipment, we recognize revenue as customer payments become due and payable. Such revenue is reported as "time-based license revenue" in the consolidated statements of operations.
- *Perpetual licenses.* We recognize revenue from perpetual licenses in full upon shipment of the software if payment terms require the customer to pay at least 75% of the license fee and 100% of the maintenance fee within one year from shipment and all other revenue recognition criteria are met. Revenue attributable to these perpetual licenses is reported as "upfront revenue" in the consolidated statements of operations. For perpetual licenses in which less than 75% of the license fee and 100% of the maintenance fee is payable within one year from shipment, we recognize revenue as customer installments become due and payable. Such revenue is reported as "time-based license revenue" in the consolidated statements of operations.

We also enter into arrangements in which portions of revenue are contingent upon the occurrence of uncertain future events, for example, royalty arrangements. We refer to this revenue as "contingent revenue." Contingent revenue is recognized if and when the applicable event occurs. Such revenue is reported as "time-based revenue" in the consolidated statements of operations. Historically, these arrangements have not been material to our total revenue.

We recognize revenue from hardware sales in full upon shipment if all other revenue recognition criteria are met. Revenue attributable to these hardware sales is reported as "upfront revenue" in the consolidated statements of operations. Hardware sales have not been material to our total revenue.

We infrequently enter into multiple-element arrangements that contain both software and non-software deliverables such as hardware. On a prospective basis beginning in the first quarter of fiscal 2011, we applied accounting guidance for revenue arrangements with multiple deliverables to these contracts. Such arrangements have not had a material effect on our consolidated financial statements and are not expected to have a material effect on subsequent periods.

We have determined that the software and non-software deliverables in our contracts are separate units of accounting. Accordingly, we allocate the arrangement consideration to separate units of accounting based on estimated standalone selling prices (ESP) because we do not have objective evidence of standalone selling prices. We estimate the standalone selling prices of our separate units of accounting considering both market conditions and our own specific conditions. For hardware deliverables, we determine ESP using gross margin because we have consistent pricing practices and gross margins for these products. Determining the ESP for software deliverables requires significant judgment. We determine ESP for software deliverables after considering customer geographies, market demand and competition at the time of contract negotiation, gross margin objectives, existing portfolio pricing practices, contractually stated prices and prices for similar historical transactions.

We recognize revenue for the separate units of accounting when all revenue recognition criteria are met. Revenue allocated to hardware units of accounting is recognized upon shipment when all other revenue recognition criteria are met. Revenue allocated to software units of accounting is recognized according to the methods described above depending on the software license type (TSL, term license or perpetual license).

We recognize revenue from maintenance fees ratably over the maintenance period to the extent cash has been received or fees become due and payable, and recognize revenue from professional services and training fees as such services are performed and accepted by the customer. Revenue attributable to maintenance, professional services and training is reported as "maintenance and service revenue" in the consolidated statements of operations.

We also enter into arrangements to deliver software products, either alone or together with other products or services that require significant modification, or customization of the software. We account for such arrangements using the percentage of completion method as we have the ability to make reasonably dependable estimates that relate to the extent of progress toward completion, contract revenues and costs. We measure the progress towards completion using the labor hours incurred to complete the project. Revenue attributable to these arrangements is reported as maintenance and service revenue in the consolidated statements of operations.

We determine the fair value of each element in multiple element software arrangements that contain only software and software related deliverables based on vendor-specific objective evidence (VSOE). We limit our assessment of VSOE of fair value for each element to the price charged when such element is sold separately. We have analyzed all of the elements included in our multiple-element software arrangements and have determined that we have sufficient VSOE to allocate revenue to the maintenance components of our perpetual and term license products and to professional services. Accordingly, assuming all other revenue recognition criteria are met, we recognize license revenue from perpetual and term licenses upon delivery using the residual method, recognize revenue from maintenance ratably over the maintenance term, and recognize revenue from professional services as services are performed and accepted by the customer. We recognize revenue from TSLs ratably over the term of the license, assuming all other revenue recognition criteria are met, since there is not sufficient VSOE to allocate the TSL fee between license and maintenance services.

We make significant judgments related to revenue recognition. Specifically, in connection with each transaction involving our products, we must evaluate whether: (1) persuasive evidence of an arrangement exists, (2) delivery of software or services has occurred, (3) the fee for such software or services is fixed or determinable, and (4) collectability of the full license or service fee is probable. All four of these criteria must be met in order for us to recognize revenue with respect to a particular arrangement. We apply these revenue recognition criteria as follows:

- *Persuasive Evidence of an Arrangement Exists.* Prior to recognizing revenue on an arrangement, our customary policy is to have a written contract, signed by both the customer and by us or a purchase order from those customers that have previously negotiated a standard end-user license arrangement or purchase agreement.
- *Delivery Has Occurred.* We deliver our products to our customers electronically or physically. For electronic deliveries, delivery occurs when we provide access to our customers to take immediate possession of the software through downloading it to the customer's hardware. For physical deliveries, the standard transfer terms are typically Freight on Board (FOB) shipping point. We generally ship our products or license keys promptly after acceptance of customer orders. However, a number of factors can affect the timing of product shipments and, as a result, timing of revenue recognition, including the delivery dates requested by customers and our operational capacity to fulfill product orders at the end of a fiscal quarter.
- *The Fee is Fixed or Determinable.* Our determination that an arrangement fee is fixed or determinable depends principally on the arrangement's payment terms. Our standard payment terms for perpetual and term licenses require 75% or more of the license fee and 100% of the maintenance fee to be paid within one year. If the arrangement includes these terms, we regard the fee as fixed or determinable, and recognize all license revenue under the arrangement in full upon delivery (assuming all other revenue recognition criteria are met). If the arrangement does not include these terms, we do not consider the fee to be fixed or determinable and generally recognize revenue when customer installments are due and payable. In the case of a TSL, because of the right to exchange products or receive unspecified future technology and because VSOE for maintenance services does not exist for a TSL, we recognize revenue ratably over the term of the license, but not in advance of when customers' installments become due and payable.
- *Collectability is Probable.* We judge collectability of the arrangement fees on a customer-by-customer basis pursuant to our credit review policy. We typically sell to customers with whom we have a history of successful collection. For a new customer, or when an existing customer substantially expands its commitments, we evaluate the customer's financial position and ability to pay and typically assign a credit limit based on that review. We increase the credit limit only after we have established a successful collection history with the customer. If we determine at any time that collectability is not probable under a particular arrangement based upon our credit review process or the customer's payment history, we recognize revenue under that arrangement as customer payments are actually received.

Valuation of Stock Compensation

Stock compensation expense is measured on the grant date based on the fair value of the award and is recognized as expense over the vesting period in accordance with ASC 718, *Stock Compensation*. We use the Black-Scholes option-pricing model to determine the fair value of stock options and employee stock purchase plan awards. The Black-Scholes option-pricing model incorporates various subjective assumptions including expected volatility, expected term and risk-free interest rates. We estimate the expected volatility by a combination of implied volatility for publicly traded options of our stock with a term of six months or longer and the historical stock price volatility over the estimated expected term of our stock awards. We determine the expected term of our stock awards based on historical experience. In addition, judgment is required in estimating the forfeiture rate on stock awards. We calculate the expected forfeiture rate based on average historical trends. These input factors are subjective and are determined using management's judgment. If a difference arises between the assumptions used in determining stock compensation cost and the actual factors which become known over time, we may change the input factors used in determining future stock compensation costs. Any such changes could materially impact our results of operations in the period in which the changes are made and in periods thereafter.

Valuation of Intangible Assets

We evaluate our intangible assets for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets consist of purchased technology, contract rights intangibles, customer-relationships, trademarks and trade names, covenants not to compete, capitalized software development and other intangibles. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, we make an assessment of the recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the technology over the remaining useful life, we reduce the net carrying value of the related intangible asset to fair value. Any such impairment charge could be significant and could have a material adverse effect on our reported financial results. We did not record any impairment charges on our intangible assets during fiscal 2012, 2011 or 2010.

Income Taxes

Our tax provisions are calculated using estimates in accordance with ASC 740, *Income Taxes*. Our estimates and assumptions may differ from the actual results as reflected in our income tax returns and we record the required adjustments when they are identified or resolved.

We recognize deferred tax assets and liabilities for the temporary differences between the book and tax bases of assets and liabilities using enacted tax rates in effect for the year in which we expect the differences to reverse, and for tax loss and credit carryovers. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, our forecast of future taxable income on a jurisdiction by jurisdiction basis, as well as feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. We believe that the net deferred tax assets of approximately $311.0 million that are recorded on our balance sheet as of October 31, 2012 will ultimately be realized. However, if we determine in the future that it is more likely than not we will not be able to realize a portion or the full amount of deferred tax assets, we would record an adjustment to the deferred tax asset valuation allowance as a charge to income tax expense in the period such determination is made.

We apply a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining whether it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

The calculation of tax liabilities involves the inherent uncertainty associated with the application of complex tax laws. We are also subject to examination by various taxing authorities. We believe we have adequately provided in our financial statements for potential additional taxes. If we ultimately determine that these amounts are not owed, we would reverse the liability and recognize the tax benefit in the period in which we determine that the liability is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, we would record an additional charge to earnings.

Results of Operations

Revenue Background

We generate our revenue from the sale of software licenses, maintenance and professional services and to a small extent, hardware products. Under current accounting rules and policies, we recognize revenue from orders we receive for software licenses, services and hardware products at varying times. In most instances, we recognize revenue on a TSL software license order over the license term and on a term or perpetual software license order in the quarter in which the license is delivered. The average license term of the TSLs and term licenses we entered into in fiscal 2012, 2011, and 2010 was 2.7 years, 2.8 years and 2.9 years, respectively. Revenue on contracts requiring significant modification or development is accounted for using the percentage of completion method over the period of the development. Revenue on hardware product orders are generally recognized in full at the time the product is shipped. Contingent revenue is recognized if and when the applicable event occurs.

Revenue on maintenance orders is recognized ratably over the maintenance period (normally one year). Revenue on professional services orders is generally recognized after services are performed and accepted by the customer.

Our revenue in any fiscal quarter is equal to the sum of our time-based license, upfront, maintenance and professional services and hardware revenue for the period. We derive time-based license revenue in any quarter largely from TSL orders received and delivered in prior quarters and to a smaller extent due to contracts in which revenue is recognized as customer installments become due and payable and from contingent revenue arrangements. We derive upfront revenue directly from term and perpetual license and hardware product orders mostly booked and shipped during the quarter. We derive maintenance revenue in any quarter largely from maintenance orders received in prior quarters since our maintenance orders generally yield revenue ratably over a term of one year. We also derive professional services revenue primarily from orders received in prior quarters, since we recognize revenue from professional services as those services are delivered and accepted or on percentage of completion for arrangements requiring significant modification of our software, and not when they are booked. Our license revenue is sensitive to the mix of TSLs and perpetual or term licenses delivered during a reporting period. A TSL order typically yields lower current quarter revenue but contributes to revenue in future periods. For example, a $120,000 order for a three-year TSL delivered on the last day of a quarter typically generates no revenue in that quarter, but $10,000 in each of the twelve succeeding quarters. Conversely, a $120,000 order for perpetual and term licenses with greater than 75% of the license fee due within one year from shipment typically generates $120,000 in revenue in the quarter the product is delivered, but no future revenue. Additionally, revenue in a particular quarter may also be impacted by perpetual and term licenses in which less than 75% of the license fees and 100% of the maintenance fees are payable within one year from shipment as the related revenue will be recognized as revenue in the period when customer payments become due and payable.

Our customer arrangements are complex, involving hundreds of products and various license rights, and our customers bargain with us over many aspects of these arrangements. For example, they often demand a broader portfolio of solutions, support and services and seek more favorable terms such as expanded license usage, future purchase rights and other unique rights at an overall lower total cost. No single factor typically drives our customers' buying decisions, and we compete on all fronts to serve customers in a highly competitive EDA market. Customers generally negotiate the total value of the arrangement rather than just unit pricing or volumes.

Total Revenue

Year Ended October 31,			$ Change	% Change	$ Change	% Change
2012	2011	2010	2011 to 2012		2010 to 2011	
			(dollars in millions)			
$1,756.0	$1,535.6	$1,380.7	$220.4	14%	$154.9	11%

Our revenues are subject to fluctuations, primarily due to customer requirements, including payment terms and the timing and value of contract renewals.

The sequential increase in total revenue from fiscal 2010 through fiscal 2012 was due to overall growth of our business including contributions of revenue from acquired companies. The increases were primarily in the time-based license revenue. Fiscal 2012 had approximately $26 million of additional revenue due to the additional week in the fiscal year.

Time-Based License Revenue

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
			(dollars in millions)				
	$1,449.3	$1,260.3	$1,158.4	$189.0	15%	$101.9	9%
Percentage of total revenue	83%	82%	84%				

The increase in time-based license revenue for fiscal 2012 compared to fiscal 2011 was primarily attributable to increases in TSL license revenue from arrangements booked in prior periods and from the contracts acquired through fiscal 2012 acquisitions and, to a lesser extent, due to higher contingent revenue, product sales, the impact of the additional week in fiscal 2012 and other time-based arrangements.

The increase in time-based license revenue for fiscal 2011 compared to fiscal 2010 was primarily attributable to increases in TSL license revenue from arrangements booked in prior periods, higher contingent revenue from royalties and product sales from prior-year acquisitions.

Upfront Revenue

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
				(dollars in millions)			
	$105.1	$90.5	$68.6	$14.6	16%	$21.9	32%
Percentage of total revenue	6%	6%	5%				

Changes in upfront revenue are generally attributable to normal fluctuations in customer requirements, which can drive the amount of upfront orders and revenue in any particular period.

The sequential increase in upfront revenue from fiscal 2010 through fiscal 2012 was primarily attributable to the increase in sales of our hardware products and perpetual licenses.

Maintenance and Service Revenue

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
	(dollars in millions)						
Maintenance revenue	$ 74.6	$ 77.6	$ 78.1	$ (3.0)	(4)%	$ (0.5)	(1)%
Professional service and other revenue	127.0	107.2	75.5	19.8	18%	31.7	42%
Total	$201.6	$184.8	$153.6	$16.8	9%	$31.2	20%
Percentage of total revenue	11%	12%	11%				

Changes in maintenance revenue are generally attributable to the timing of renewals and the type of contracts renewed on maintenance contracts. Maintenance revenue was relatively flat during fiscal 2012, 2011 and 2010.

Professional services and other revenue increased in fiscal 2012 compared to fiscal 2011, primarily due to a higher level of consulting services.

Professional services and other revenue increased substantially in fiscal 2011 compared to fiscal 2010, primarily due to professional services contracts assumed from prior acquisitions.

Cost of Revenue and Operating Expenses

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
	(dollars in millions)						
Cost of revenue	$ 392.7	$ 340.5	$ 281.1	$ 52.2	15%	$ 59.4	21%
Operating expenses	1,173.3	982.4	915.5	190.9	19%	66.9	7%
Total	$1,566.0	$1,322.9	$1,196.6	$243.1	18%	$126.3	11%
Total expenses as a percentage of total revenue	89%	86%	87%				

Our expenses are generally impacted by changes in personnel-related costs including salaries, benefits, stock compensation and variable compensation, changes in amortization and changes in selling and marketing expenses. The increase in our expenses compared to prior fiscal years was primarily due to an increase in personnel-related costs driven by increased headcount from our acquisitions and related fixed charges including facilities, amortization of intangible assets, and depreciation as well as due to an additional week during the fiscal year. We allocate certain human resource programs, information technology and facility expenses among our functional income statement categories based on headcount within each functional area. Annually, or upon a significant change in headcount (such as a workforce reduction, realignment or acquisition) or other factors, management reviews the allocation methodology and expenses included in the allocation pool. Consequently, fluctuations in these drivers impact the amounts allocated to each functional area.

Foreign currency fluctuations, net of hedging, did not have a significant impact on expenses during fiscal 2012 as compared to fiscal 2011, or fiscal 2011 as compared to fiscal 2010. See Note 5 of *Notes to Consolidated Financial Statements* for details on our foreign exchange hedging programs.

Cost of Revenue

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
	(dollars in millions)						
Cost of license revenue	$232.8	$205.5	$180.2	$27.3	13%	$25.3	14%
Cost of maintenance and service revenue	78.6	80.2	64.8	(1.6)	(2)%	15.4	24%
Amortization of intangible assets	81.3	54.8	36.1	26.5	48%	18.7	52%
Total	$392.7	$340.5	$281.1	$52.2	15%	$59.4	21%
Percentage of total revenue	22%	22%	20%				

We divide cost of revenue into three categories: cost of license revenue, cost of maintenance and service revenue, and amortization of intangible assets. We segregate expenses directly associated with consulting and training services from cost of license revenue associated with internal functions providing license delivery and post-customer contract support services. We then allocate these group costs between cost of license revenue and cost of maintenance and service revenue based on license and maintenance and service revenue reported.

Cost of license revenue. Cost of license revenue includes costs related to products sold and software licensed, allocated operating costs related to product support and distribution costs, royalties paid to third party vendors, and the amortization of capitalized research and development costs associated with software products which have reached technological feasibility.

Cost of maintenance and service revenue. Cost of maintenance and service revenue includes operating costs related to maintaining the infrastructure necessary to operate our services and training organization, and costs associated with the delivery of our consulting services, such as, hotline and on-site support, production services and documentation of maintenance updates.

Amortization of intangible assets. Amortization of intangible assets, which is recorded to cost of revenue and operating expenses, includes the amortization of certain contract rights and the amortization of core/developed technology, trademarks, trade names, customer relationships, covenants not to compete and other intangibles related to acquisitions.

Cost of revenue increased by $52.2 million or 15% in fiscal 2012 compared to fiscal 2011. The increase was primarily due to increases of $26.5 million in amortization of intangible assets, $19.0 million in personnel-related costs as a result of fiscal 2012 acquisitions and the impact of one extra week of costs of approximately $2.2 million in fiscal 2012.

Cost of revenue as a percentage of total revenue increased in fiscal 2011 compared to fiscal 2010 primarily due to the increase in professional service revenue. The increase in cost of revenue in fiscal 2011 compared to fiscal 2010 was primarily due to an increase in $16.9 million in personnel-related costs as a result of headcount increases from our prior-year acquisitions, an increase of $18.9 million in costs to provide maintenance and professional services, an increase of $2.3 million in hardware and license costs, and an increase of $18.7 million for amortization of intangible assets due to our prior-year acquisitions.

Operating Expenses

Research and Development

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
	(dollars in millions)						
	$581.6	$491.9	$449.2	$89.7	18%	$42.7	10%
Percentage of total revenue	33%	32%	33%				

The increase in research and development expense in fiscal 2012 compared to fiscal 2011 was primarily due to increases of $61.0 million in personnel-related costs as a result of headcount increases primarily from our acquisitions, $11.1 million in functionally allocated expenses as a result of headcount increases from our current year acquisitions, $7.9 million in costs related to acquisitions, and one extra week of costs of approximately $7.5 million in fiscal 2012 compared with fiscal 2011.

The increase in research and development expense in fiscal 2011 compared to fiscal 2010 was primarily due to an increase of $31.8 million in personnel-related costs and an increase of $11.9 million in functionally allocated expenses as a result of headcount increases from our prior-year acquisitions.

Sales and Marketing

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
	(dollars in millions)						
	$415.6	$363.1	$339.8	$52.5	14%	$23.3	7%
Percentage of total revenue	24%	24%	25%				

Changes in commissions and other variable compensation are generally attributable to the volume of contracts and timing of shipments based on contract requirements.

The increase in sales and marketing expense for fiscal 2012 compared with fiscal 2011 was due to increases in personnel-related costs of $25.6 million primarily driven by headcount increases from our acquisitions, $11.2 million in variable compensation due to higher shipments, $8.9 million in costs related to acquisitions, and one extra week of costs of approximately $4.9 million in fiscal 2012 compared with fiscal 2011.

The increase in sales and marketing expense for fiscal 2011 compared with fiscal 2010 was primarily attributable to an increase of $10.6 million in commissions and other variable compensation, an increase of $9.6 million in other personnel-related costs due to an increase in headcount from prior-year acquisitions, and an increase of $2.7 million in travel-related costs.

General and Administrative

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
	(dollars in millions)						
	$157.5	$112.8	$114.9	$44.7	40%	$(2.1)	(2)%
Percentage of total revenue	9%	7%	8%				

The increase in general and administrative expense for fiscal 2012 compared with fiscal 2011 was primarily due to increases of $15.9 million in personnel-related costs as a result of headcount increases primarily from our acquisitions, $24.5 million in costs related to acquisitions, $6.8 million in facility expenses, $5.8 million in depreciation and maintenance expenses and one extra week of costs of approximately $1.6 million in fiscal 2012 compared with fiscal 2011. The increases were partially offset by a higher allocation of $18.0 million in expenses to other functions in fiscal 2012 compared to fiscal 2011, as a result of increased expenses in the allocation pool.

The decrease in general and administrative expense for fiscal 2011 compared with fiscal 2010 was primarily due to a decrease of $13.8 million resulting from higher allocation of expenses to other functional areas because of increased headcount. This decrease was partially offset by an increase of $3.3 million in personnel-related costs, $6.1 million in facility expenses and $2.9 million in other general and administrative expenses primarily as a result of our prior-year acquisitions.

Change in Fair Value of Deferred Compensation

The income or loss arising from the change in fair value of our non-qualified deferred compensation plan obligation is recorded in cost of sales and each functional operating expense, with the offsetting change in the fair value of the related assets recorded in other income (expense), net. These assets are classified as trading securities. There is no overall impact to our net income from the income or loss of our deferred compensation plan obligation and asset.

Acquired In-Process Research and Development

In-process research and development (IPR&D) costs relate to in-process technologies acquired in acquisitions. The value assigned to IPR&D is determined by considering the importance of each project to our overall development plan, estimating costs to develop the IPR&D into commercially viable products, estimating the resulting net cash flows from such projects when completed and discounting the net cash flows back to their present value. The utilized discount rate is our weighted average cost of capital, taking into account the inherent uncertainties in future revenue estimates and the profitability of such technology, the successful development of the IPR&D, its useful life and the uncertainty of technological advances, all of which are unknown at the time of determination.

Upon completion of development, the underlying intangible asset is amortized over its estimated useful life and recorded in cost of revenue. IPR&D projects acquired are anticipated to be completed over a period of one to three years from the date of the acquisition. IPR&D projects of $3.3 million were completed during fiscal 2012. See Note 3 and Note 4 of *Notes to Consolidated Financial Statements*.

Amortization of Intangible Assets

Amortization of intangible assets includes the amortization of contract rights and the amortization of core/developed technology, trademarks, trade names, customer relationships, covenants not to compete, and other intangibles related to acquisitions completed in current and prior years. Amortization expense is included in the consolidated statements of operations as follows:

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
				(dollars in millions)			
Included in cost of revenue	$81.3	$54.8	$36.1	$26.5	48%	$18.7	52%
Included in operating expenses	18.6	14.6	11.6	4.0	27%	3.0	26%
Total	$99.9	$69.4	$47.7	$30.5	44%	$21.7	45%
Percentage of total revenue	6%	5%	3%				

Amortization of capitalized software development costs is not presented in the above table and is included in cost of license revenue in the consolidated statements of operations.

The increases in amortization of intangible assets from fiscal 2010 through 2012 was primarily due to the amortization of intangible assets from acquisitions offset by certain intangible assets becoming fully amortized. See Note 4 of *Notes to Consolidated Financial Statements* for a schedule of future amortization amounts, which is incorporated by reference here.

Impairment of Intangible Assets. We did not record any impairment charges to our intangible assets during fiscal 2012, 2011, or 2010.

Other Income (Expense), Net

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
				(dollars in millions)			
Interest income	$ 1.6	$ 2.1	$ 5.4	$(0.5)	(24)%	$(3.3)	(61)%
Interest expense	$ (2.0)	$(0.1)	$ (0.3)	$(1.9)	1,900%	$ 0.2	(67)%
Gain (loss) on assets related to executive deferred compensation plan	7.5	2.4	8.8	5.1	213%	(6.4)	(73)%
Foreign currency exchange gain (loss)	1.7	1.7	(1.5)	0.0	0%	3.2	(213)%
Other, net	2.3	0.2	2.1	2.1	1,050%	(1.9)	(90)%
Total	$11.1	$ 6.3	$14.5	$ 4.8	76%	$(8.2)	(57)%

The net increase in other income (expense) in fiscal 2012 as compared to fiscal 2011 was primarily due to an increase in gain on assets related to our deferred compensation plan, and an increase in premiums on hedge contracts included in other income (expense), net, partially offset by higher interest expense due to a term loan that we entered into in 2012.

The net decrease in other income (expense), net in fiscal 2011 as compared to fiscal 2010 was primarily due to a decrease in gain on assets related to our deferred compensation plan, a decrease in gains on sale of investments included other income (expense), net and lower interest rates. This decrease was partially offset by foreign exchange fluctuations.

Income Taxes

Our effective tax rates for fiscal 2012 and 2011 include tax benefits of settlements with the IRS of $15.9 million (for fiscal years 2010 through 2011), with Taiwan of $14.7M (net tax benefit resulting from the 2008 settlement being applied to other open fiscal years), with Hungary of $6.3 million (for fiscal years 2006 through 2010) in fiscal year 2012 and a settlement with the IRS of $32.8 million (for fiscal years 2006 through 2009) in fiscal 2011. Without the impact of the settlements, the effective tax rate for fiscal 2012 and 2011 would have been 27.7% and 13.9%, respectively. For further discussion of the provision for income taxes and settlements, see Note 10 of the *Notes to Condensed Consolidated Financial Statements.*

Liquidity and Capital Resources

Our sources of cash and cash equivalents and short-term investments are funds generated from our business operations and funds that may be drawn down under our credit facility.

As of October 31, 2012, we held an aggregate of $198.0 million in cash and cash equivalents in the United States and an aggregate of $502.4 million in our foreign subsidiaries. Funds held in our foreign subsidiaries are generated from revenue outside North America. At present, such foreign funds are considered to be indefinitely reinvested in foreign countries to the extent of indefinitely reinvested foreign earnings. During the current year we primarily used our cash in foreign subsidiaries to fund our overseas acquisitions of SpringSoft and EVE. In the event funds from foreign operations are needed to fund cash needs in the United States and if U.S. taxes have not already been previously accrued, we would be required to accrue and pay additional U.S. taxes in order to repatriate these funds.

The following sections discuss changes in our balance sheet and cash flows, and other commitments on our liquidity and capital resources during fiscal 2012.

Cash and cash equivalents and short-term investments

	Year Ended October 31,			
	2012	2011	$ Change	% Change
	(dollars in millions)			
Cash and cash equivalents	$700.4	$ 855.1	$(154.7)	(18)%
Short-term investments	—	149.0	(149.0)	(100)%
Total	$700.4	$1,004.1	$(303.7)	(30)%

Our cash generated from operating activities was $486.1 million in fiscal 2012. During fiscal 2012, we liquidated our short-term investments primarily to fund our acquisitions.

Other cash activities were (1) payments for acquisitions, net of cash acquired, of $970.1 million, (2) net proceeds from sales and purchases of short-term investments of $148.0 million (3) proceeds from a credit facility and term loan of $250.0 million and subsequent repayment of $115.0 million of those loans (4) share repurchases of $40.0 million offset by proceeds from employee stock plans of $175.9 million, and (5) purchases of property and equipment of $54.2 million.

Cash flows

	Year Ended October 31,			$ Change	% Change	$ Change	% Change
	2012	2011	2010	2011 to 2012		2010 to 2011	
	(dollars in millions)						
Cash provided by operating activities	$ 486.1	$ 440.3	$ 341.0	$ 45.8	10%	$ 99.3	29%
Cash (used in) investing activities	(879.1)	(88.8)	(238.7)	(790.3)	890%	149.9	(63)%
Cash provided by (used in) financing activities	243.5	(277.6)	(43.1)	521.1	(188)%	(234.5)	544%

Cash provided by operating activities

We expect cash from our operating activities to fluctuate in future periods as a result of a number of factors, including the timing of our billings and collections, our operating results, the timing and amount of tax and other liability payments. Cash provided by our operations is dependent primarily upon the payment terms of our license agreements. We generally receive cash from upfront revenue much sooner than from time-based license revenue, in which the license fee is typically paid either quarterly or annually over the term of the license.

Fiscal 2011 to fiscal 2012. Cash provided by operating activities increased slightly due to an increase in collections from customers, offset partly by higher disbursements to vendors.

Fiscal 2010 to fiscal 2011. Cash provided by operating activities increased due to fluctuations in operating assets and liabilities primarily resulting from increased accounts receivable collections due to timing of billings, offset partly by higher payments due to disbursements to vendors, higher variable compensation costs and higher personnel-related costs due to increased headcount, as well as increased tax payments.

Cash used in investing activities

Fiscal 2011 to fiscal 2012. The increase in cash used in investing activities was primarily due to cash used for acquisitions in fiscal 2012, partly offset by net proceeds from the purchase and sale of investments.

Fiscal 2010 to fiscal 2011. The decrease in cash used in financing activities primarily relates to lower cash payments for acquisitions in 2011 offset by lower net proceeds from sales and maturities of short-term investments and higher property and equipment purchases. See Note 3 of *Notes to Consolidated Financial Statements.*

Cash provided by (used in) financing activities

Fiscal 2011 to fiscal 2012. The increase in cash provided by financing activities primarily relates to net proceeds from credit facilities obtained primarily to finance our acquisitions and less common stock repurchases under our stock repurchase program.

Fiscal 2010 to fiscal 2011. The increase in cash used relates to common stock repurchases under our stock repurchase program and accelerated stock repurchase (ASR) program, including cash paid for an equity forward contract as part of the ASR program, partially offset by higher proceeds from issuances of common stock.

Accounts Receivable, net

Year Ended October 31,			
2012	2011	$ Change	% Change
(dollars in millions)			
$292.7	$203.1	$89.6	44%

Our accounts receivable and days sales outstanding (DSO) are primarily driven by our billing and collections activities. Our DSO was 59 days at October 31, 2012 and 47 days at October 31, 2011. The increase in DSO is attributable to the receivables acquired through our acquisitions and the timing of billings at the end of fiscal 2012.

Working Capital. Working capital is comprised of current assets less current liabilities, as shown on our consolidated balance sheets:

	Year Ended October 31,			
	2012	2011	$ Change	% Change
	(dollars in millions)			
Current assets	$1,140.7	$1,338.1	$(197.4)	(15)%
Current liabilities	1,252.6	1,010.3	242.3	24%
Working capital	$ (111.9)	$ 327.8	$(439.7)	(134)%

Changes in our working capital were primarily due to (1) a $303.7 million decrease in cash, cash equivalents and short-term investments used to fund our fiscal 2012 acquisitions, (2) an $89.5 million increase in accounts receivable, (3) a $131.3 million increase in deferred revenue due to timing of our billings, (4) an increase in accounts payable and accrued liabilities of $80.9 million, (5) an increase of $30.0 million in short-term debt obligations from our new term loan, and (6) a net $16.7 million increase due to movements in other current assets, and tax-related assets.

Other

As of October 31, 2012, our cash equivalents consisted of cash deposits, tax-exempt money market mutual funds and taxable money market mutual funds. We follow an established investment policy and set of guidelines to monitor, manage and limit our exposure to interest rate and credit risk.

We proactively manage our cash and cash equivalents and investments balances and closely monitor our capital and stock repurchase expenditures to ensure ample liquidity. Additionally, we believe the overall credit quality of our portfolio is strong, with our global excess cash, and our cash equivalents and fixed income portfolio invested in banks and securities with a weighted-average credit rating exceeding

AA. The majority of our investments are classified as Level 1 or Level 2 investments, as measured under fair value guidance. See Notes 5 and 6 of the *Notes to Consolidated Financial Statements.*

Other Commitments

On February 17, 2012, we entered into an amended and restated credit agreement with several lenders (the "Credit Agreement") providing for (i) a $350.0 million senior unsecured revolving credit facility (the "Revolver") and (ii) a $150.0 million senior unsecured term loan facility (the "Term Loan"). The Credit Agreement amended and restated our previous credit agreement dated October 14, 2011 in order to add a new term loan facility, primarily to finance a portion of the purchase price for the acquisition of Magma on February 22, 2012. Subject to obtaining additional commitments from lenders, the principal amount of the loans provided under the Credit Agreement may be increased by us by up to an additional $150.0 million through October 13, 2015. The Credit Agreement terminates on October 14, 2016. The Credit Agreement contains financial covenants requiring us to operate within a maximum leverage ratio and maintain specified levels of cash, as well as other non-financial covenants. Borrowings bear interest at a floating rate based on a margin over our choice of market observable base rates as defined in the Credit Agreement. At October 31, 2012, borrowings under the Revolver bore interest at LIBOR + 0.975% and borrowings under the Term Loan bore interest at LIBOR + 1.125%. In addition, commitment fees are payable on the Revolver at rates between 0.150% and 0.300% per year based on our leverage ratio on the daily amount of the revolving commitment. During fiscal 2012, we borrowed $250.0 million under the Credit Agreement. As of October 31, 2012, we had no outstanding balance under the Revolver and a $135.0 million outstanding balance under the Term Loan, and are in compliance with all covenants. $105.0 million of the borrowings under the Term Loan are classified as long term. Principal payments on a portion of the Term Loan are due in equal quarterly installments of $7.5 million beginning in the third quarter of our fiscal 2012, with the remainder due in October 2016. We can elect to make prepayments on the Term Loan, in whole or in part, without premium or penalty. During fiscal 2012, we made principal payments of $100.0 million and $15.0 million under the Revolver and Term Loan, respectively. We had no outstanding debt balances as of October 31, 2011. We expect the borrowings under the Revolver will fluctuate from quarter to quarter.

Contractual Obligations

The following table summarizes our contractual obligations as of October 31, 2012.

	Total	Fiscal 2013	Fiscal 2014/ Fiscal 2015	Fiscal 2016/ Fiscal 2017	Thereafter	Other
			(in thousands)			
Lease Obligations:						
Capital Lease	$ 6,332	$ 4,180	$ 2,152	$ —	$ —	$ —
Operating Leases						
Minimum lease payments, net(1)	435,060	43,686	75,406	61,714	254,254	
Other	101,371	10,956	15,292	14,618	60,505	
Purchase Obligations(2)	101,741	86,428	15,119	192	2	—
Term Loan(3)	135,000	30,000	60,000	45,000	—	—
Other Long-Term Obligations(4)	4,366	1,272	2,543	551	—	—
Long term accrued income taxes(5)	52,645	—	—	—	—	$52,645
Total	$836,515	$176,522	$170,512	$122,075	$314,761	$52,645

(1) See Note 7 of *Notes to Consolidated Financial Statements.*

(2) Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business for which we have not received the goods or services as of October 31, 2012. Although open purchase orders are considered enforceable and

legally binding, the terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

(3) This commitment relates to the principal on the Term Loan as discussed in *Other Commitments* above.

(4) These other obligations include the Term Loan fees, a credit facility assumed through an acquisition and performance-based contingent consideration obligations.

(5) Long-term accrued income taxes represent uncertain tax benefits as of October 31, 2012. Currently, a reasonably reliable estimate of timing of payments in individual years beyond fiscal 2012 cannot be made due to uncertainties in timing of the commencement and settlement of potential tax audits.

The expected timing of payments of the obligations discussed above is estimated based on current information. Timing of payment and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations. Amounts disclosed as contingent or milestone based obligations depend on the achievement of the milestones or the occurrence of the contingent events and can vary significantly.

Off-Balance Sheet Arrangements

As of October 31, 2012, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Effect of New Accounting Pronouncements

For a description of the effect of new accounting pronouncements on Synopsys, see Note 13 of *Notes to Consolidated Financial Statements* which information is included herein.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

During the second quarter of fiscal 2012, we liquidated our municipal bond investment portfolio and incurred debt primarily to fund the Magma acquisition.

Our exposure to market risk for changes in interest rates relates to our cash and cash equivalents and outstanding debt. As of October 31, 2012, all of our cash, cash equivalents and debt were at short-term variable interest rates. While par value generally approximates fair value on variable instruments, rising interest rates over time would increase both our interest income and our interest expense.

The following tables present our cash equivalents, investments and debt by fiscal year of expected maturity and average interest rates.

As of October 31, 2012

	Maturing in Year Ending October 31,					
	2013	2014	2015	2016	Total	Fair Value
	(in thousands)					
Cash equivalent (variable rate)	$ 533,221	$ —	$ —	$ —	$533,221	$533,221
Average interest rate	0.39%	— %	— %	— %		
Short-term debt (variable rate)						
Revolver	$ —	$ —	$ —	$ —	$ —	$ —
Term Loan	$ 30,000	$ —	$ —	$ —	$ 30,000	$ 30,000
Average interest rate	LIBOR + 1.125%	— %	— %	— %		
Long-term debt (variable rate)						
Term Loan		$ 30,000	$ 30,000	$ 45,000	$105,000	$105,000
Average interest rate		LIBOR + 1.125%	LIBOR + 1.125%	LIBOR + 1.125%		

As of October 31, 2011

	Maturing in Year Ending October 31,				
	2012	2013	2014	Total	Fair Value
			(in thousands)		
Cash equivalents (variable rate)	$705,079	$ —	$ —	$705,079	$705,079
Average interest rate	0.18%	— %	— %		
Short-term investments (variable rate)	$ 6,885	$ —	$ —	$ 6,885	$ 6,885
Average interest rate	0.14%	— %	— %		
Short-term investments (fixed rate)	$111,217	$23,789	$7,106	$142,112	$142,112
Average interest rate	0.74%	0.81%	0.72%		

Foreign Currency Risk. We operate internationally and are exposed to potentially adverse movements in currency exchange rates. The functional currency of the majority of our active foreign subsidiaries is the foreign subsidiary's local currency. We enter into hedges in the form of foreign currency forward contracts to reduce our exposure to foreign currency rate changes on non-functional currency denominated forecasted transactions and balance sheet positions including: (1) certain assets and liabilities, (2) shipments forecasted to occur within approximately one month, (3) future billings and revenue on previously shipped orders, and (4) certain future intercompany invoices denominated in foreign currencies. The foreign currency contracts are carried at fair value and denominated in various currencies as listed in the tables below. The duration of forward contracts usually ranges from one month to 21 months. A description of our accounting for foreign currency contracts is included in Note 2 and Note 5 of *Notes to Consolidated Financial Statements.*

The success of our hedging activities depends upon the accuracy of our estimates of various balances and transactions denominated in non-functional currencies. To the extent our estimates are correct, gains and losses on our foreign currency contracts will be offset by corresponding losses and gains on the underlying transactions. For example, if the Euro were to depreciate by 10% compared to the U.S. dollar prior to the settlement of the Euro forward contracts listed in the table below providing information as of October 31, 2012, the fair value of the contracts would decrease by approximately $9.3 million, and we would be required to pay approximately $9.3 million to the counterparty upon contract maturity. At the same time, the U.S. dollar value of our Euro-based expenses would decline, resulting in a gain and positive cash flow of approximately $9.3 million that would offset the loss and negative cash flow on the maturing forward contracts.

Net unrealized loss of approximately $1.3 million and loss of approximately $12.8 million, net of tax are included in accumulated other comprehensive income (loss) in our consolidated balance sheets as of October 31, 2012 and October 31, 2011, respectively.

If estimates of our balances and transactions prove inaccurate, we will not be completely hedged, and we will record a gain or loss, depending upon the nature and extent of such inaccuracy.

We do not use foreign currency forward contracts for speculative or trading purposes. We enter into foreign exchange forward contracts with financial institutions and have not experienced nonperformance by counterparties. Further, we anticipate performance by all counterparties to such agreements. The following table provides information about the gross notional values of our foreign currency contracts as of October 31, 2012:

	Gross Notional Amount in U.S. Dollars	Average Contract Rate
	(in thousands)	
Forward Contract Values:		
Japanese yen	$259,317	79.09
Euro	93,316	0.761
Indian rupee	54,016	54.438
Chinese renminbi	52,669	6.353
Taiwan dollar	35,633	29.174
Canadian dollar	30,180	1.012
British pound sterling	24,862	0.630
Israeli shekel	14,982	4.010
Armenian dram	13,684	396.882
Korean won	13,045	1137.426
Swiss franc	8,222	0.971
Swedish krona	8,114	6.692
Singapore dollar	5,282	1.243
Russian ruble	2,818	33.261
Australian dollar	2,077	0.973
Hungarian forint	470	222.280
Polish zloty	291	3.243
	$618,978	

The following table provides information about the gross notional values of our foreign currency contracts as of October 31, 2011:

	Gross Notional Amount in U.S. Dollars	Average Contract Rate
	(in thousands)	
Forward Contract Values:		
Japanese yen	$204,536	78.52
Euro	120,268	0.722
Indian rupee	52,092	47.628
Chinese renminbi	49,743	6.391
Canadian dollar	42,956	0.998
Taiwan dollar	34,895	28.75
British pound sterling	22,994	0.629
Israeli shekel	16,133	3.504
Armenian dram	12,754	355.04
Swiss franc	10,249	0.815
Korean Won	9,672	1,079.92
Swedish krona	7,409	6.52
Hungarian forint	5,536	212.32
Singapore dollar	5,002	1.22
Australian dollar	2,729	0.956
Russian ruble	2,210	28.365
Polish zloty	666	3.173
	$599,844	

Equity Risk. Our strategic investment portfolio consists of approximately $11.7 million and $4.0 million of non-marketable equity securities in privately held companies as of October 31, 2012 and October 31, 2011, respectively. These investments are accounted for under the cost or equity methods. The cost basis of securities sold is based on the specific identification method. The securities of privately held companies are reported at carrying value. Investments are written down to the fair value if there are any events or changes in circumstances that indicate any other than temporary decline in the value. During fiscal 2012 and 2011, we wrote down the value of our strategic investment portfolio by $0.5 million and $1.0 million, respectively. None of our investments in our strategic investment portfolio are held for trading purposes.

Selected Unaudited Quarterly Financial Data

The table below includes certain unaudited financial information for the last four fiscal quarters. Refer to Note 2 of *Notes to Consolidated Financial Statements* for information on the Company's fiscal year end.

	Quarter Ended			
	January 31,(1)	April 30,	July 31,	October 31,
	(in thousands, except per share data)			
2012:				
Revenue	$425,496	$432,561	$443,747	$454,213
Gross margin	335,642	332,055	343,958	351,689
Income before provision for income taxes	73,829	23,489	61,085	42,732
Net income	56,694	20,971	75,656	29,081
Net income per share				
Basic	$ 0.39	$ 0.14	$ 0.51	$ 0.19
Diluted	0.39	0.14	0.50	0.19
2011:				
Revenue	$364,644	$393,670	$386,795	$390,534
Gross margin	280,339	307,642	302,063	305,149
Income before provision for income taxes	52,332	57,259	55,967	53,555
Net income	48,226	81,114	52,082	39,942
Net income per share				
Basic	$ 0.32	$ 0.55	$ 0.36	$ 0.28
Diluted	0.31	0.53	0.35	0.27

(1) Our fiscal year generally ends on the Saturday nearest to October 31 and consists of 52 weeks, with the exception that approximately every five years, we have a 53-week year. When a 53-week year occurs, we include the additional week in the first quarter to realign fiscal quarters with calendar quarters. The first quarter of fiscal 2012 was a 14-week quarter. All other quarters in fiscal 2012 and all quarters in fiscal 2011 were 13-week quarters.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Synopsys, Inc.:

We have audited the accompanying consolidated balance sheets of Synopsys, Inc. and subsidiaries (the Company) as of November 3, 2012 and October 29, 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended November 3, 2012. We also have audited Synopsys Inc.'s internal control over financial reporting as of November 3, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under item 9A(b). Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, Synopsys, Inc. has excluded from their evaluation the internal control over financial reporting of SpringSoft, Inc., of which the Company purchased a controlling interest as of October 1, 2012, and Emulation & Verification Engineering S.A. (EVE), which Synopsys, Inc. acquired on October 4, 2012, as discussed in Note 3 of the notes to the consolidated financial statements. As of and for the year ended November 3, 2012, SpringSoft, Inc. and EVE represented, in the aggregate, less than 4% and 1% of consolidated total assets and total revenue, respectively.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synopsys, Inc. and subsidiaries as of November 3, 2012 and October 29, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended November 3, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Synopsys, Inc. maintained, in all material respects, effective internal control over financial reporting as of November 3, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Santa Clara, California
December 20, 2012

SYNOPSYS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)

	October 31, 2012	October 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 700,382	$ 855,077
Short-term investments	—	148,997
Total cash, cash equivalents and short-term investments	700,382	1,004,074
Accounts receivable, net of allowances of $6,072 and $2,489, respectively	292,668	203,124
Deferred income taxes	74,712	58,536
Income taxes receivable and prepaid taxes	17,267	25,545
Prepaid and other current assets	55,627	46,776
Total current assets	1,140,656	1,338,055
Property and equipment, net	191,243	159,517
Goodwill	1,976,987	1,289,286
Intangible assets, net	466,322	196,031
Long-term prepaid taxes	9,429	1,510
Long-term deferred income taxes	239,412	281,056
Other long-term assets	123,607	103,389
Total assets	$4,147,656	$3,368,844
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 383,093	$ 302,176
Accrued income taxes	4,682	4,589
Deferred revenue	834,864	703,555
Short-term debt	30,000	—
Total current liabilities	1,252,639	1,010,320
Long-term accrued income taxes	52,645	92,940
Long-term deferred revenue	67,184	56,208
Long-term debt	105,000	—
Other long-term liabilities	126,217	108,076
Total liabilities	1,603,685	1,267,544
Stockholders' equity:		
Preferred Stock, $0.01 par value: 2,000 shares authorized; none outstanding	—	—
Common Stock, $0.01 par value: 400,000 shares authorized; 150,899 and 143,308 shares outstanding, respectively	1,509	1,433
Capital in excess of par value	1,585,034	1,521,327
Retained earnings	1,098,694	957,517
Treasury stock, at cost: 6,365 and 13,956 shares, respectively	(168,090)	(358,032)
Accumulated other comprehensive income (loss)	(15,461)	(20,945)
Total Synopsys stockholders' equity	2,501,686	2,101,300
Non-controlling interest	42,285	—
Total stockholders' equity	2,543,971	2,101,300
Total liabilities and stockholders' equity	$4,147,656	$3,368,844

See accompanying notes to consolidated financial statements.

SYNOPSYS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended October 31,		
	2012	2011	2010
Revenue:			
Time-based license	$1,449,300	$1,260,342	$1,158,418
Upfront	105,137	90,531	68,618
Maintenance and service	201,580	184,770	153,625
Total revenue	1,756,017	1,535,643	1,380,661
Cost of revenue:			
License	232,811	205,390	180,245
Maintenance and service	78,607	80,241	64,746
Amortization of intangible assets	81,255	54,819	36,103
Total cost of revenue	392,673	340,450	281,094
Gross margin	1,363,344	1,195,193	1,099,567
Operating expenses:			
Research and development	581,628	491,871	449,229
Sales and marketing	415,629	363,118	339,759
General and administrative	157,459	112,760	114,887
Amortization of intangible assets	18,604	14,601	11,582
Total operating expenses	1,173,320	982,350	915,457
Operating income	190,024	212,843	184,110
Other income (expense), net	11,111	6,270	14,548
Income before provision for income taxes	201,135	219,113	198,658
Provision (benefit) for income taxes	18,733	(2,251)	(38,405)
Net income	$ 182,402	$ 221,364	$ 237,063
Net income per share:			
Basic	$ 1.24	$ 1.51	$ 1.60
Diluted	$ 1.21	$ 1.47	$ 1.56
Shares used in computing per share amounts:			
Basic	146,887	146,573	148,013
Diluted	150,280	150,367	151,911

See accompanying notes to consolidated financial statements.

SYNOPSYS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Synopsys Shareholder's Equity	Non-controlling Interest	Total Equity
	Shares	Amount							
Balance at October 31, 2009	146,945	$1,469	$1,500,166	$ 574,980	$(228,618)	$ (3,831)	$1,844,166		$1,844,166
Components of comprehensive income (loss):									
Net income				237,063			237,063		237,063
Unrealized loss on investments, net of tax of $1,522						(2,307)	(2,307)		(2,307)
Deferred loss on cash flow hedges, net of tax of $1,520						(12,527)	(12,527)		(12,527)
Reclassification adjustment on deferred gain of cash flow hedges, net of tax of $2,923						(3,443)	(3,443)		(3,443)
Foreign currency translation adjustment						6,334	6,334		6,334
Other comprehensive income (loss)							(11,943)		(11,943)
Total comprehensive income (loss)							225,120		225,120
Purchases of treasury stock	(8,236)	(82)	82		(184,699)		(184,699)		(184,699)
Common stock issued	9,770	98	(28,672)	(41,369)	215,731		145,788		145,788
Stock compensation expense			59,979				59,979		59,979
Stock awards assumed in acquisition			4,598				4,598		4,598
Tax adjustments(1)			5,230				5,230		5,230
Balance at October 31, 2010	148,479	$1,485	$1,541,383	$ 770,674	$(197,586)	$(15,774)	$2,100,182	—	$2,100,182
Components of comprehensive income (loss):									
Net income				221,364			221,364		221,364
Unrealized loss on investments, net of tax of $226						(342)	(342)		(342)
Deferred loss on cash flow hedges, net of tax of $3,049						(8,477)	(8,477)		(8,477)
Reclassification adjustment on deferred loss of cash flow hedges, net of tax of $(422)						1,989	1,989		1,989
Foreign currency translation adjustment						1,659	1,659		1,659
Other comprehensive income (loss)							(5,171)		(5,171)
Total comprehensive income (loss)							216,193		216,193
Purchases of treasury stock	(15,144)	(151)	151		(401,836)		(401,836)		(401,836)
Equity forward contract			(33,335)				(33,335)		(33,335)
Common stock issued	9,973	99	(43,286)	(34,521)	241,390		163,682		163,682
Stock compensation expense			56,414				56,414		56,414
Balance at October 31, 2011	143,308	$1,433	$1,521,327	$ 957,517	$(358,032)	$(20,945)	$2,101,300	—	$2,101,300
Components of comprehensive income (loss):									
Net income				182,402			182,402	(504)	181,898
Unrealized loss on investments, net of tax of $58						(215)	(215)		(215)
Deferred loss on cash flow hedges, net of tax of $1,101						(2,731)	(2,731)		(2,731)
Reclassification adjustment on deferred loss of cash flow hedges, net of tax of $(4,174)						14,235	14,235		14,235
Foreign currency translation adjustment						(5,805)	(5,805)		(5,805)
Other comprehensive income (loss)							5,484		5,484
Total comprehensive income (loss)							187,886		187,382
Purchases of treasury stock	(2,474)	(25)	33,360		(73,335)		(40,000)		(40,000)
Common stock issued	10,065	101	(40,990)	(41,225)	263,277		181,163		181,163
Stock compensation expense			71,337				71,337		71,337
Non-controlling interest in an acquired company								42,789	42,789
Balance at October 31, 2012	150,899	$1,509	$1,585,034	$1,098,694	$(168,090)	$(15,461)	$2,501,686	$42,285	$2,543,971

(1) See Note 10 to the consolidated financial statements.

See accompanying notes to consolidated financial statements.

SYNOPSYS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended October 31,		
	2012	2011	2010
Cash flow from operating activities:			
Net income	$ 182,402	$ 221,364	$ 237,063
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and depreciation	156,840	128,550	101,201
Stock compensation	71,414	56,414	59,988
Allowance for doubtful accounts	3,754	1,058	(899)
Write-down of long-term investments	452	999	468
(Gain) loss on sale of investments	(650)	(936)	(3,995)
Deferred income taxes	12,850	22,278	38,356
Net changes in operating assets and liabilities, net of acquired assets and liabilities:			
Accounts receivable	(53,395)	(18,974)	(16,202)
Prepaid and other current assets	15,199	(13,445)	4,638
Other long-term assets	(10,231)	(4,248)	(5,923)
Accounts payable and accrued liabilities	42,960	(7,408)	10,566
Income taxes	(43,113)	(58,377)	(94,052)
Deferred revenue	107,586	113,041	9,827
Net cash provided by operating activities	486,068	440,316	341,036
Cash flows from investing activities:			
Proceeds from sales and maturities of short-term investments	166,132	136,983	547,686
Purchases of short-term investments	(18,179)	(127,385)	(243,515)
Proceeds from sales of long-term investments	506	2,828	—
Purchases of property and equipment	(54,191)	(57,345)	(39,223)
Cash paid for acquisitions and intangible assets, net of cash acquired	(970,089)	(41,015)	(500,829)
Capitalization of software development costs	(3,302)	(2,885)	(2,852)
Net cash used in investing activities	(879,123)	(88,819)	(238,733)
Cash flows from financing activities:			
Principal payments on capital leases	(6,252)	(4,628)	(3,692)
Proceeds from credit facilities	250,000	—	—
Repayment of debts	(136,156)	—	—
Issuances of common stock	175,896	162,180	145,329
Purchase of equity forward contract	—	(33,335)	—
Purchases of treasury stock	(40,000)	(401,836)	(184,699)
Net cash provided by (used in) financing activities	243,488	(277,619)	(43,062)
Effect of exchange rate changes on cash and cash equivalents	(5,128)	5,792	14,553
Net change in cash and cash equivalents	(154,695)	79,670	73,794
Cash and cash equivalents, beginning of year	855,077	775,407	701,613
Cash and cash equivalents, end of year	$ 700,382	$ 855,077	$ 775,407
Supplemental Disclosure of Cash Flow Information:			
Cash paid for income taxes during the year:	$ 49,208	$ 36,577	$ 18,673
Interest payments during the year:	$ 1,961	$ 69	$ 171

See accompanying notes to consolidated financial statements.

SYNOPSYS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Synopsys, Inc. (Synopsys or the Company) is a world leader in supplying the electronic design automation (EDA) software that engineers use to design, create prototypes for and test integrated circuits, also known as chips. The Company also provides software and hardware used to develop the systems that incorporate integrated circuits and the software that runs on those integrated circuits. The Company's intellectual property (IP) products are pre-designed circuits that engineers use as components of larger chip designs rather than designing those circuits themselves. To complement these product offerings, the Company provides technical services to support our solutions and we help our customers develop chips and electronic systems.

Note 2. Summary of Significant Accounting Policies

Fiscal Year End. The Company's fiscal year generally ends on the Saturday nearest to October 31 and consists of 52 weeks, with the exception that approximately every five years, the Company has a 53-week year. When a 53-week year occurs, the Company includes the additional week in the first quarter to realign fiscal quarters with calendar quarters. Fiscal 2012 was a 53-week year and ended on November 3, 2012. Fiscal 2011 and fiscal 2010 were 52-week years and ended on October 29, 2011 and October 30, 2010, respectively. For presentation purposes, the consolidated financial statements and accompanying notes refer to the closest calendar month end.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates. To prepare financial statements in conformity with U.S. generally accepted accounting principles (GAAP), management must make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and may result in material effects on the Company's operating results and financial position.

Basis of Presentation. Certain immaterial amounts on the prior period consolidated balance sheet have been reclassified to conform to the current period presentation.

Foreign Currency Translation. The functional currency of the majority of the Company's active foreign subsidiaries is the foreign subsidiary's local currency. Assets and liabilities that are not denominated in the functional currency are remeasured into the functional currency with any related gain or loss recorded in earnings. The Company translates assets and liabilities of its non-U.S. dollar functional currency foreign operations into the U.S. dollar reporting currency at exchange rates in effect at the balance sheet date. The Company translates income and expense items of such foreign operations into U.S. dollars reporting currency at average exchange rates for the period. Accumulated translation adjustments are reported in stockholders' equity, as a component of accumulated other comprehensive income (loss).

Foreign Currency Contracts. The Company operates internationally and is exposed to potentially adverse movements in currency exchange rates. The Company enters into hedges in the form of foreign currency forward contracts to reduce its exposure to foreign currency rate changes on non-functional currency denominated forecasted transactions and balance sheet positions. The Company accounts for the foreign currency forward contracts under Accounting Standard Codification (ASC) 815, *Derivatives and Hedging.* The assets or liabilities associated with the forward contracts are recorded at fair value in other current assets or accrued liabilities in the consolidated balance sheet.

The accounting for gains and losses resulting from changes in fair value depends on the use of the foreign currency forward contract and whether it is designated and qualifies for hedge accounting. See Note 5.

Fair Values of Financial Instruments. The Company's cash equivalents, short-term investments and foreign currency contracts are carried at fair value. The fair value of the Company's accounts receivable and accounts payable approximates the carrying amount due to their short duration. Non-marketable equity securities are carried at cost. The Company performs periodic impairment analysis over these non-marketable equity securities. See Note 6.

Cash, Cash Equivalents and Short-Term Investments. The Company classifies investments with original maturities of three months or less when acquired as cash equivalents. All of the Company's short-term investments are classified as available-for-sale and are reported at fair value, with unrealized gains and losses included in stockholders' equity as a component of accumulated other comprehensive income (loss), net of tax. Those unrealized gains or losses deemed other than temporary are reflected in other income (expense), net. The cost of securities sold is based on the specific identification method and realized gains and losses are included in other income (expense), net. See Note 5.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities, foreign currency contracts, and accounts receivable from trade customers. The Company maintains cash equivalents primarily in highly rated taxable and tax-exempt money market funds located in the U.S. and in various overseas locations. Marketable securities consist of highly liquid investment grade municipal bonds which, by policy, are subject to duration and credit concentration limits. In addition, the Company minimizes its market risk for changes in interest rates by maintaining the portfolio of cash equivalents and investments in a mix of tax-exempt and taxable instruments that meet high credit quality standards. The Company's foreign currency contracts are diversified among investment grade, global financial institutions. See Notes 5 and 6.

The Company sells its products worldwide primarily to customers in the global electronics market. The Company performs on-going credit evaluations of its customers' financial condition and does not require collateral. The Company establishes reserves for potential credit losses and such losses have been within management's expectations and have not been material in any year presented.

Allowance for Doubtful Accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains allowances for doubtful accounts to reduce the Company's receivables to their estimated net realizable value. The Company provides a general reserve on all accounts receivable based on a review of customer accounts. The following table presents the changes in the allowance for doubtful accounts.

Fiscal Year	Balance at Beginning of Period	Provisions	Write-offs(1)	Balance at End of Period
		(in thousands)		
2012	$2,489	$3,754	$ (171)	$6,072
2011	$2,727	$1,058	$(1,296)	$2,489
2010	$3,587	$ (899)	$ 39	$2,727

(1) Balances written off, net of recoveries.

Income Taxes. The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining whether it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. An uncertain tax position is considered effectively settled on completion of an examination by a taxing authority if certain other conditions are satisfied.

Property and Equipment. Property and equipment is recorded at cost less accumulated depreciation. Assets, excluding land, are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the remaining term of the lease or the economic useful life of the asset, whichever is shorter. Depreciation expenses were $52.8 million, $51.0 million and $50.3 million in fiscal 2012, 2011 and 2010, respectively. Repair and maintenance costs are expensed as incurred and such costs were $23.7 million, $20.9 million and $19.0 million in fiscal 2012, 2011 and 2010, respectively. A detail of property and equipment is as follows:

A detail of property and equipment is as follows:

	October 31,	
	2012	2011
	(in thousands)	
Computer and other equipment	$ 329,376	$ 283,893
Buildings	70,237	53,926
Furniture and fixtures	29,212	28,759
Land	20,414	20,414
Leasehold improvements	92,111	85,984
	541,350	472,976
Less accumulated depreciation and amortization(1)	(350,107)	(313,459)
Total	$ 191,243	$ 159,517

(1) Accumulated depreciation and amortization includes write-off's due to retirement of fully amortized fixed assets.

The useful lives of depreciable assets are as follows:

	Useful Life in Years
Computer and other equipment	3-5
Buildings	30
Furniture and fixtures	5
Leasehold improvements (average)	5

Goodwill. Goodwill represents the excess of the aggregate purchase price over the fair value of the net tangible and identifiable intangible assets acquired by the Company. The carrying amount of goodwill is tested for impairment annually or more frequently if facts and circumstances warrant a review. The Company determined that it is a single reporting unit for the purpose of goodwill impairment tests. For purposes of assessing the impairment of goodwill, the Company estimates the value of the reporting unit using its market capitalization as the best evidence of fair value. This fair value is then compared to the carrying value of the reporting unit. During fiscal 2012, 2011 and 2010, there were no indicators of impairment to goodwill.

Intangible Assets. Intangible assets consist of purchased technology, certain contract rights, customer relationships, trademarks and trade names, covenants not to compete, capitalized software and other intangibles. Intangible assets are amortized on a straight-line basis over their estimated useful lives which range from one to ten years.

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of the long-lived assets, including property and equipment and intangible assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through the undiscounted future cash flow. If the undiscounted future cash flow is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. The Company had no impairments of any long-lived assets in fiscal 2012, 2011 or 2010.

Accounts Payable and Accrued Liabilities. Accounts payable and accrued liabilities consist of:

	October 31,	
	2012	2011
	(in thousands)	
Payroll and related benefits	$299,961	$238,691
Other accrued liabilities	53,277	56,529
Accounts payable	29,855	6,956
Total	$383,093	$302,176

Other Long-term Liabilities. Other long-term liabilities consist of:

	October 31,	
	2012	2011
	(in thousands)	
Deferred compensation liability (See note 9)	$100,645	$ 90,060
Other long-term liabilities	25,572	18,016
Total	$126,217	$108,076

Other Comprehensive Income (Loss). Other comprehensive income (loss) (OCI) includes all changes in equity during a period from non-owner sources, such as accumulated net translation adjustments, unrealized loss on certain foreign currency forward contracts that qualify as cash flow hedges, reclassification adjustments related to cash flow hedges and unrealized gain on investments. Accumulated other comprehensive income (loss), net of tax, consists of the following:

	October 31,	
	2012	2011
	(in thousands)	
Unrealized gain on investments	$ —	$ 215
Deferred gain (loss) on cash flow hedges	(1,338)	(12,842)
Foreign currency translation adjustments	(14,123)	(8,318)
	$(15,461)	$(20,945)

Revenue Recognition. Software license revenue consists of fees associated with the licensing of the Company's software. Maintenance and service revenue consists of maintenance fees associated with perpetual and term licenses and professional services fees. Hardware revenue consists of Field Programmable Gate Array (FPGA) board-based products.

With respect to software licenses, the Company utilizes three license types:

- Technology Subscription Licenses (TSLs). TSLs are time-based licenses for a finite term, and generally provide the customer limited rights to receive, or to exchange certain quantities of licensed software for, unspecified future technology. The Company bundles and does not charge separately for post-contract customer support (maintenance) for the term of the license.
- Term licenses. Term licenses are also for a finite term, but do not provide the customer any rights to receive, or to exchange licensed software for, unspecified future technology. Customers purchase maintenance separately for the first year and may renew annually for the balance of the term. The annual maintenance fee is typically calculated as a percentage of the net license fee.
- Perpetual licenses. Perpetual licenses continue as long as the customer renews maintenance plus an additional 20 years. Perpetual licenses do not provide the customer any rights to receive, or to exchange licensed software for, unspecified future technology. Customers purchase maintenance separately for the first year and may renew annually.

For the three software license types, the Company recognizes revenue as follows:

- TSLs. The Company typically recognizes revenue from TSL fees (which include bundled maintenance) ratably over the term of the license period, or as customer installments become due and payable, whichever is later. Revenue attributable to TSLs is reported as "time-based license revenue" in the consolidated statements of operations.
- Term licenses. The Company recognizes revenue from term licenses in full upon shipment of the software if payment terms require the customer to pay at least 75% of the license fee and 100% of the maintenance fee within one year from shipment and all other revenue recognition criteria are met. Revenue attributable to these term licenses is reported as "upfront revenue" in the consolidated statements of operations. For term licenses in which less than 75% of the license fee and 100% of the maintenance fee is payable within one year from shipment, the Company recognizes revenue as customer payments become due and payable. Such revenue is reported as "time-based license revenue" in the consolidated statements of operations.

- Perpetual licenses. The Company recognizes revenue from perpetual licenses in full upon shipment of the software if payment terms require the customer to pay at least 75% of the license fee and 100% of the maintenance fee within one year from shipment and all other revenue recognition criteria are met. Revenue attributable to these perpetual licenses is reported as "upfront revenue" in the consolidated statements of operations. For perpetual licenses in which less than 75% of the license fee and 100% of the maintenance fee is payable within one year from shipment, the Company recognizes revenue as customer installments become due and payable. Such revenue is reported as "time-based license revenue" in the consolidated statements of operations.

The Company also enters into arrangements in which portions of revenue are contingent upon the occurrence of uncertain future events, for example, royalty arrangements. The Company refers to this revenue as "contingent revenue." Contingent revenue is recognized if and when the applicable event occurs. Such revenue is reported as "time-based revenue" in the consolidated statements of operations. Historically, these arrangements have not been material to the Company's total revenue.

The Company recognizes revenue from hardware sales in full upon shipment if all other revenue recognition criteria are met. Revenue attributable to these hardware sales is reported as "upfront revenue" in the consolidated statements of operations. Hardware sales have not been material to the Company's total revenue.

The Company infrequently enters into multiple-element arrangements that contain both software and non-software deliverables such as hardware. On a prospective basis beginning in the first quarter of fiscal 2011, the Company applied accounting guidance for revenue arrangements with multiple deliverables to these contracts. Such arrangements have not had a material effect on the Company's consolidated financial statements and are not expected to have a material effect on subsequent periods.

The Company has determined that the software and non-software deliverables in the Company's contracts are separate units of accounting. Accordingly, the Company allocates the arrangement consideration to separate units of accounting based on estimated standalone selling prices (ESP) because the Company does not have objective evidence of standalone selling prices. The Company estimates the standalone selling prices of the Company's separate units of accounting considering both market conditions and the Company's own specific conditions. For hardware deliverables, the Company determines ESP using gross margin because the Company has consistent pricing practices and gross margins for these products. Determining the ESP for software deliverables requires significant judgment. The Company determines ESP for software deliverables after considering customer geographies, market demand and competition at the time of contract negotiation, gross margin objectives, existing portfolio pricing practices, contractually stated prices and prices for similar historical transactions.

The Company recognizes revenue for the separate units of accounting when all revenue recognition criteria are met. Revenue allocated to hardware units of accounting is recognized upon shipment when all other revenue recognition criteria are met. Revenue allocated to software units of accounting is recognized according to the methods described above depending on the software license type (TSL, term license or perpetual license).

The Company recognizes revenue from maintenance fees ratably over the maintenance period to the extent cash has been received or fees become due and payable, and recognizes revenue from professional services and training fees as such services are performed and accepted by the customer. Revenue attributable to maintenance, professional services and training is reported as "maintenance and service revenue" in the consolidated statements of operations.

The Company also enters into arrangements to deliver software products, either alone or together with other products or services that require significant modification, or customization of the software. The Company accounts for such arrangements using the percentage of completion method as the Company has the ability to make reasonably dependable estimates that relate to the extent of progress toward completion, contract revenues and costs. The Company measures the progress towards completion using the labor hours incurred to complete the project. Revenue attributable to these arrangements is reported as maintenance and service revenue in the consolidated statements of operations.

The Company determines the fair value of each element in multiple element software arrangements that contain only software and software related deliverables based on VSOE. The Company limits assessment of VSOE of fair value for each element to the price charged when such element is sold separately. The Company has analyzed all of the elements included in multiple-element software arrangements and has determined that the Company has sufficient VSOE to allocate revenue to the maintenance components of the Company's perpetual and term license products and to professional services. Accordingly, assuming all other revenue recognition criteria are met, the Company recognizes license revenue from perpetual and term licenses upon delivery using the residual method, recognizes revenue from maintenance ratably over the maintenance term, and recognizes revenue from professional services as services are performed and accepted by the customer. The Company recognizes revenue from TSLs ratably over the term of the license, assuming all other revenue recognition criteria are met, since there is not sufficient VSOE to allocate the TSL fee between license and maintenance services.

The Company makes significant judgments related to revenue recognition. Specifically, in connection with each transaction involving the Company's products, the Company must evaluate whether: (1) persuasive evidence of an arrangement exists, (2) delivery of software or services has occurred, (3) the fee for such software or services is fixed or determinable, and (4) collectability of the full license or service fee is probable. All four of these criteria must be met in order for the Company to recognize revenue with respect to a particular arrangement. The Company applies these revenue recognition criteria as follows:

- Persuasive Evidence of an Arrangement Exists. Prior to recognizing revenue on an arrangement, the Company's customary policy is to have a written contract, signed by both the customer and by the Company or a purchase order from those customers that have previously negotiated a standard end-user license arrangement or purchase agreement.
- Delivery Has Occurred. The Company delivers its products to its customers electronically or physically. For electronic deliveries, delivery occurs when the Company provides access to its customers to take immediate possession of the software through downloading it to the customer's hardware. For physical deliveries, the standard transfer terms are typically FOB shipping point. The Company generally ships its products or license keys promptly after acceptance of customer orders. However, a number of factors can affect the timing of product shipments and, as a result, timing of revenue recognition, including the delivery dates requested by customers and its operational capacity to fulfill product orders at the end of a fiscal quarter.

- The Fee is Fixed or Determinable. The Company's determination that an arrangement fee is fixed or determinable depends principally on the arrangement's payment terms. The Company's standard payment terms for perpetual and term licenses require 75% or more of the license fee and 100% of the maintenance fee to be paid within one year. If the arrangement includes these terms, the Company regards the fee as fixed or determinable, and recognizes all license revenue under the arrangement in full upon delivery (assuming all other revenue recognition criteria are met). If the arrangement does not include these terms, the Company does not consider the fee to be fixed or determinable and generally recognizes revenue when customer installments are due and payable. In the case of a TSL, because of the right to exchange products or receive unspecified future technology and because VSOE for maintenance services does not exist for a TSL, the Company recognizes revenue ratably over the term of the license, but not in advance of when customers' installments become due and payable.
- Collectability is Probable. The Company judges collectability of the arrangement fees on a customer-by-customer basis pursuant to its credit review policy. The Company typically sells to customers with whom it has a history of successful collection. For a new customer, or when an existing customer substantially expands its commitments, the Company evaluates the customer's financial position and ability to pay and typically assigns a credit limit based on that review. The Company increases the credit limit only after it has established a successful collection history with the customer. If the Company determines at any time that collectability is not probable under a particular arrangement based upon its credit review process or the customer's payment history, the Company recognizes revenue under that arrangement as customer payments are actually received.

Warranties and Indemnities. The Company generally warrants its products to be free from defects in media and to substantially conform to material specifications for a period of 90 days for software products and for up to six months for hardware products. In certain cases, the Company also provides its customers with limited indemnification with respect to claims that their use of the Company's software products infringe on United States patents, copyrights, trademarks or trade secrets. The Company is unable to estimate the potential impact of these commitments on the future results of operations. To date, the Company has not been required to pay any material warranty claims.

Net Income Per Share. The Company computes basic income per share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the dilution from potential common shares outstanding such as stock options and unvested restricted stock units and awards during the period using the treasury stock method.

The table below reconciles the weighted average common shares used to calculate basic net income per share with the weighted average common shares used to calculate diluted net income per share.

	Year Ended October 31,		
	2012	2011	2010
		(in thousands)	
Numerator:			
Net income	$182,402	$221,364	$237,063
Denominator:			
Weighted average common shares for basic net income per share	146,887	146,573	148,013
Dilutive effect of common share equivalents from equity—based compensation	3,393	3,794	3,898
Weighted average common shares for diluted net income per share	150,280	150,367	151,911
Net income per share:			
Basic	$ 1.24	$ 1.51	$ 1.60
Diluted	$ 1.21	$ 1.47	$ 1.56
Anti-dilutive employee stock-based awards excluded(1)	3,314	4,669	10,999

(1) These stock options and unvested restricted stock units were anti-dilutive for the respective periods and are excluded in calculating diluted net income per share. While such awards were anti-dilutive for the respective periods, they could be dilutive in the future.

Note 3. Business Combinations

The preliminary fair value estimates for the assets acquired and liabilities assumed for certain acquisitions completed during fiscal 2012 were not yet finalized and may change as additional information become available during the respective measurement periods. The primary areas of those preliminary estimates that were not yet finalized related to certain tangible assets and liabilities, identifiable intangible assets and taxes.

Acquisition of SpringSoft, Inc. (SpringSoft)

On August 3, 2012, the Company's wholly owned subsidiary incorporated under the laws of the Republic of China (Synopsys Taiwan), entered into a merger agreement to acquire SpringSoft, a company incorporated under the laws of the Republic of China (Taiwan).

Under the merger agreement, Synopsys Taiwan commenced a cash tender offer to acquire all of the outstanding shares of SpringSoft at a price of NT$57.00 New Taiwan Dollars (TWD) per share. The Company acquired 91.6% of the outstanding shares of SpringSoft through the tender offer, which was completed and settled on October 1, 2012 for an aggregate cash consideration of $373.5 million.

The remaining 8.4% of the outstanding shares along with the fair value of outstanding SpringSoft equity awards are reflected as a Non-controlling Interest (NCI) in the Company's financial statements. During the first fiscal quarter of 2013, the Company completed the acquisition of the remaining 8.4% Non-controlling Interest for $34.1 million through a cash merger in which SpringSoft merged into Synopsys Taiwan in fiscal 2013. Certain unvested equity awards of SpringSoft were assumed and converted into equity awards of the Company at the closing of the merger. This acquisition enables the Company to strengthen and widen its offerings in design, verification and debugging tools.

The aggregate purchase price consideration was approximately US$417.0 million. As of October 31, 2012, the total purchase consideration and the preliminary purchase price allocation were as follows:

	(in thousands)
Cash paid	$373,519
Fair value of shares to be acquired through a follow-on merger	34,054
Fair value of equity awards allocated to purchase consideration	9,383
Total purchase consideration	$416,956
Goodwill	247,482
Identifiable intangibles assets acquired	108,867
Cash and other assets acquired	137,222
Liabilities assumed	(76,615)
Total purchase allocation	$416,956

Goodwill of $247.5 million, which is generally not deductible for tax purposes, primarily resulted from the Company's expectation of sales growth and cost synergies from the integration of SpringSoft's technology and operations with the Company's technology and operations. Identifiable intangible assets, consisting primarily of technology, customer relationships, backlog and trademarks, were valued using the income method, and are being amortized over three to eight years.

Acquisition-related costs directly attributable to the business combination were $6.6 million for fiscal 2012 and were expensed as incurred in the consolidated statements of operations. These costs consisted primarily of employee separation costs and professional services.

Fair Value of Equity Awards: Pursuant to the merger agreement, the Company assumed all the unvested outstanding stock options of SpringSoft upon the completion of the merger and the vested options were exchanged for cash in the merger. On October 1, 2012, the date of the completion of the tender offer, the fair value of the awards to be assumed and exchanged was $9.9 million, calculated using the Black-Scholes option pricing model.

The Black-Scholes option-pricing model incorporates various subjective assumptions including expected volatility, expected term and risk-free interest rates. The expected volatility was estimated by a combination of implied and historical stock price volatility of the options.

Non-controlling Interest: Non-controlling Interest represents the fair value of the 8.4% of outstanding SpringSoft shares that were not acquired during the tender offer process completed on October 1, 2012 and the fair value of the option awards that were to be assumed or exchanged for cash upon the follow-on merger. The fair value of the Non-controlling Interest included as part of the aggregate purchase consideration was $42.8 million and is disclosed as a separate line in the October 31, 2012 consolidated statements of stockholders' equity.

During the period between the completion of the tender offer and the end of the Company's fiscal year on October 31, 2012, the Non-controlling Interest was adjusted by $0.5 million to reflect the Non-controlling Interest's share of the operating loss of SpringSoft in that period. As the amount is not significant, it has been included as part of other income (expense), net, in the consolidated statements of operations.

Acquisition of Magma Design Automation, Inc. (Magma)

On February 22, 2012, the Company acquired all outstanding shares of Magma, a chip design software provider, at a per-share price of $7.35. Additionally, the Company assumed unvested restricted stock units (RSUs) and stock options, collectively called "equity awards." The aggregate purchase price was approximately $550.2 million. This acquisition enables the Company to more rapidly meet the needs of leading-edge semiconductor designers for more sophisticated design tools.

As of October 31, 2012, the total purchase consideration and the preliminary purchase price allocation were as follows:

	(in thousands)
Cash paid	$543,437
Fair value of assumed equity awards allocated to purchase consideration	6,797
Total purchase consideration	$550,234
Goodwill	316,263
Identifiable intangibles assets acquired	184,300
Cash and other assets acquired	116,265
Debt and liabilities assumed	(66,594)
Total purchase allocation	$550,234

Goodwill of $316.3 million, which is not deductible for tax purposes, primarily resulted from the Company's expectation of sales growth and cost synergies from the integration of Magma's technology and operations with the Company's technology and operations. Identifiable intangible assets, consisting primarily of technology, customer relationships, backlog and trademarks, were valued using the income method, and are being amortized over three to ten years.

Acquisition-related costs directly attributable to the business combination totaling $33.5 million for fiscal 2012 were expensed as incurred in the consolidated statements of operations and consist primarily of employee separation costs, contract terminations, professional services, and facilities closure costs.

Fair Value of Equity Awards Assumed. The Company assumed unvested restricted stock units (RSUs) and stock options with a fair value of $22.2 million. The Black-Scholes option-pricing model was used to determine the fair value of these stock options, whereas the fair value of the RSUs was based on the market price on the grant date of the instruments. The Black-Scholes option-pricing model incorporates various subjective assumptions including expected volatility, expected term and risk-free interest rates. The expected volatility was estimated by a combination of implied and historical stock price volatility of the options.

Of the total fair value of the equity awards assumed, $6.8 million was allocated to the purchase consideration and $15.4 million was allocated to future services to be expensed over their remaining service periods on a straight-line basis.

Supplemental Pro Forma Information (Unaudited). The financial information in the table below summarizes the combined results of operations of the Company and Magma, on a pro forma basis, as though the companies had been combined as of the beginning of fiscal 2011.

The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on November 1, 2010 or of results that may occur in the future.

	Year Ended October 31,	
	2012	2011
	(in thousands)	
Revenue(1)	$1,798,626	$1,682,036
Net Income(1)	$ 183,564(2)	$ 165,418(2)

(1) Disclosure of the specific revenue contribution and net income of Magma subsequent to the acquisition, for the periods presented, is impracticable as the operations of Magma are integrated with the Company's operations and not separately tracked.
(2) 2012 supplemental pro forma net income was adjusted to exclude $33.5 million of acquisition-related costs. Corresponding periods of 2011 supplemental pro forma net income were adjusted to include these charges.

Other Fiscal 2012 Acquisitions

During fiscal 2012, the Company acquired five other companies, including Emulation & Verification Engineering, S.A. (EVE), for cash and preliminarily allocated the total purchase consideration of $212.9 million to the assets acquired and liabilities assumed based on their respective fair values at the acquisition dates, resulting in total goodwill of $123.4 million, of which $11.8 million is expected to be deductible for tax purposes. Acquired identifiable intangible assets totaling $73.3 million were valued using appropriate valuation methods such as income or cost methods and are being amortized over their respective useful lives ranging from one to eight years. During fiscal 2012, acquisition-related costs totaling $6.8 million were expensed as incurred in the consolidated statements of operations.

The Company continues to evaluate certain assets and liabilities related to business combinations completed within 12 months from the applicable acquisition date. Additional information, which existed as of the acquisition date but is yet unknown to the Company, may become known to the Company during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date. Changes to amounts recorded as assets or liabilities will be recorded as retrospective adjustments to the provisional amounts recognized as of the acquisition date and may result in a corresponding adjustment to goodwill.

Fiscal 2011 Acquisitions

During fiscal 2011, the Company completed two acquisitions for cash and allocated the total purchase consideration of $37.4 million to the assets and liabilities acquired based on their respective fair values at the acquisition date resulting in goodwill of $30.6 million. Acquired identifiable intangible assets of $9.3 million are being amortized over two to ten years.

Fiscal 2010 Acquisitions

Virage Logic Corporation

On September 2, 2010, the Company acquired all outstanding shares of Virage Logic Corporation (Virage). Virage was a leading provider of embedded memories with test and repair, non-volatile memories (NVMs), logic libraries, and configurable cores for control and multimedia sub-systems. The acquisition expanded the Company's DesignWare interface and analog IP portfolio.

Purchase Price. Synopsys paid $12.00 per share for all outstanding shares, including vested awards of Virage for an aggregate cash payment of $299.5 million, net of cash acquired. Additionally, the Company assumed unvested restricted stock units and stock appreciation rights, collectively called "stock awards."

Purchase Price Allocation. The Company allocated the total purchase consideration of $316.6 million (including $4.6 million related to stock awards assumed) to the assets acquired and liabilities assumed based on their respective fair values at the acquisition dates, including acquired identifiable intangible assets of $96.7 million and IPR&D of $13.2 million, resulting in total goodwill of $210.1 million. Acquisition-related costs, consisting of professional services, severance costs, contract terminations and facilities closure costs, totaling $13.0 million were expensed as incurred in the consolidated statements of operations. Goodwill primarily resulted from the Company's expectation of sales growth and cost synergies from the integration of Virage's technology with the Company's technology and operations to provide an expansion of products and market reach. Identifiable intangible assets consisted of technology, customer relationships, contract rights and trademarks, were valued using the income method, and are being amortized over two to ten years.

Fair Value of Stock Awards Assumed. The Company assumed unvested restricted stock units (RSUs) and stock appreciation rights (SARs) with a fair value of $21.7 million. Of the total consideration, $4.6 million was allocated to the purchase consideration and $17.1 million was allocated to future services and expensed over their remaining service periods on a straight-line basis.

Other Fiscal 2010 Acquisitions

During fiscal 2010, the Company completed seven other acquisitions for cash. The Company allocated the total purchase consideration of $221.7 million to the assets acquired and liabilities assumed based on their respective fair values at the acquisition dates, resulting in total goodwill of $110.8 million. Acquired identifiable intangible assets totaling $92.8 million are being amortized over their respective useful lives ranging from one to ten years. Acquisition-related costs totaling $10.6 million were expensed as incurred in the consolidated statements of operations.

The purchase consideration for one of the acquisitions included contingent consideration up to $10.0 million payable upon the achievement of certain technology milestones over three years. The contingent consideration was recorded as a liability at its estimated fair value determined based on the net present value of estimated payments of $7.8 million on the acquisition date and is being remeasured at fair value quarterly during the three-year contingency period with changes in its fair value recorded in the Company's statements of operations. There is no contingent consideration liability as of the end of fiscal 2012 relating to this acquisition.

Note 4. Goodwill and Intangible Assets

Goodwill consists of the following:

	(in thousands)
Balance at October 31, 2010	$1,265,843
Additions	30,717
Other adjustments(1)	(7,274)
Balance at October 31, 2011	$1,289,286
Additions	687,195
Other adjustments(1)	506
Balance at October 31, 2012	$1,976,987

(1) Adjustments primarily relate to changes in estimates for acquisitions that closed in the prior fiscal year for which the purchase price allocation was still preliminary, and achievement of certain milestones for an acquisition that closed prior to fiscal 2010.

Intangible assets as of October 31, 2012 consisted of the following:

	Gross Assets(1)	Accumulated Amortization	Net Assets
		(in thousands)	
Core/developed technology	$367,321	$159,691	$207,630
Customer relationships	179,657	48,368	131,289
Contract rights intangible	142,641	43,843	98,798
Covenants not to compete	2,530	2,354	176
Trademarks and trade names	10,900	3,793	7,107
In-process research and development (IPR&D)(2)	17,696	—	17,696
Capitalized software development costs	14,581	10,955	3,626
Total	$735,326	$269,004	$466,322

(1) Included $370.7 million of intangible assets acquired during fiscal 2012.
(2) IPR&D is reclassified to core/developed technology upon completion or is written off upon abandonment.

Intangible assets as of October 31, 2011 consisted of the following:

	Gross Assets	Accumulated Amortization	Net Assets
		(in thousands)	
Core/developed technology	$226,928	$104,391	$122,537
Customer relationships	80,238	31,250	48,988
Contract rights intangible	33,300	19,801	13,499
Covenants not to compete	2,530	2,105	425
Trademarks and trade names	6,400	2,561	3,839
In-process research and development (IPR&D)(1)	3,425	—	3,425
Capitalized software development costs	11,245	7,927	3,318
Total	$364,066	$168,035	$196,031

(1) IPR&D is reclassified to core/developed technology upon completion.

Total amortization expense related to intangible assets is set forth in the table below:

	Year Ended October 31,		
	2012	2011	2010
		(in thousands)	
Core/developed technology	$ 57,124	$44,869	$33,232
Customer relationships	17,141	13,030	9,325
Contract rights intangible	24,113	10,279	3,861
Covenants not to compete	248	222	637
Trademarks and trade names	1,233	1,020	630
Capitalized software development costs(1)	2,994	2,964	2,964
Total	$102,853	$72,384	$50,649

(1) Amortization of capitalized software development costs is included in cost of license revenue in the consolidated statements of operations.

The following table presents the estimated future amortization of intangible assets:

Fiscal Year	(in thousands)
2013	$128,596
2014	106,745
2015	89,863
2016	56,170
2017	24,489
2018 and thereafter	42,763
IPR&D (to be amortized upon project completion or written off upon abandonment)(1)	17,696
Total	$466,322

(1) IPR&D projects are estimated to be completed within two years as of October 31, 2012. Amortization begins upon project completion or the asset is written off upon abandonment.

Note 5. Financial Assets and Liabilities

Cash, Cash Equivalents and Investments. Short-term investments include money market funds and municipal securities and are classified as available-for-sale securities. Cash, cash equivalents and investments are detailed as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or Longer	Estimated Fair Value(1)
			(in thousands)		
Balance at October 31, 2012					
Classified as current assets:					
Non-interest bearing cash (U.S. and International)	$167,161	$—	$—	$—	$167,161
Money market funds (U.S.)	155,000	—	—	—	155,000
Cash deposits and money market funds (International)	378,221	—	—	—	378,221
	700,382	—	—	—	700,382
Classified as other long-term assets:					
Strategic investments	11,744	—	—	—	11,744
Total	$712,126	$—	$—	$—	$712,126

	Cost	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or Longer	Estimated Fair Value(1)
			(in thousands)		
Balance at October 31, 2011					
Classified as current assets:					
Non-interest bearing cash (U.S. and International)	$ 149,998	$—	$ —	$—	$ 149,998
Money market funds (U.S.)	55,267	—	—	—	55,267
Cash deposits and money market funds (International)	649,812	—	—	—	649,812
Municipal securities	148,850	296	(149)	—	148,997
	1,003,927	296	(149)	—	1,004,074
Classified as other long-term assets:					
Strategic investments	3,982	—	—	—	3,982
Total	$1,007,909	$296	$(149)	$—	$1,008,056

(1) See Note 6 for further discussion on fair values of money market funds, municipal securities, and strategic investments.

Strategic Investments. The Company's strategic investment portfolio consists of non-marketable equity securities in privately held companies. The cost basis of securities sold is based on the specific identification method. The securities accounted for under cost method investments are reported at cost net of impairment losses. Securities accounted for under equity method investments are recorded at cost plus the proportional share of the issuers' income or loss, which is recorded in the Company's other income (expense), net. Refer to *Note 6. Fair Value Measures.*

Derivatives. In accordance with ASC 815, *Derivatives and Hedging*, the Company recognizes derivative instruments as either assets or liabilities in the consolidated financial statements at fair value and provides qualitative and quantitative disclosures about such derivatives. The Company operates internationally and is exposed to potentially adverse movements in foreign currency exchange rates. The Company enters into hedges in the form of foreign currency forward contracts to reduce its exposure to foreign currency rate changes on non-functional currency denominated forecasted transactions and balance sheet positions including: (1) certain assets and liabilities, (2) shipments forecasted to occur within approximately one month, (3) future billings and revenue on previously shipped orders, and (4) certain future intercompany invoices denominated in foreign currencies.

The duration of forward contracts ranges from one month to 21 months, the majority of which are short-term. The Company does not use foreign currency forward contracts for speculative or trading purposes. The Company enters into foreign exchange forward contracts with high credit quality financial institutions that are rated 'A' or above and to date has not experienced nonperformance by counterparties. Further, the Company anticipates continued performance by all counterparties to such agreements.

The assets or liabilities associated with the forward contracts are recorded at fair value in other current assets or accrued liabilities in the consolidated balance sheets. The accounting for gains and losses resulting from changes in fair value depends on the use of the foreign currency forward contract and whether it is designated and qualifies for hedge accounting.

Cash Flow Hedging Activities

Certain foreign exchange forward contracts are designated and qualify as cash flow hedges. These contracts have durations of 21 months or less. Certain forward contracts are rolled over periodically to capture the full length of exposure to the Company's foreign currency risk, which can be up to three years. To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on the hedged transactions. The effective portion of gains or losses resulting from changes in fair value of these hedges is initially reported, net of tax, as a component of OCI, in stockholders' equity and reclassified into revenue or operating expenses, as appropriate, at the time the hedged transactions affect earnings. We expect approximately 40% of the hedge balance in OCI to be reclassified to the statements of operations within the next twelve months.

Hedging effectiveness is evaluated monthly using spot rates, with any gain or loss caused by hedging ineffectiveness recorded in other income (expense), net. The premium/discount component of the forward contracts is recorded to other income (expense), net, and is not included in evaluating hedging effectiveness.

Non-designated Hedging Activities

The Company's foreign exchange forward contracts that are used to hedge non-functional currency denominated balance sheet assets and liabilities are not designated as hedging instruments. Accordingly, any gains or losses from changes in the fair value of the forward contracts are recorded in other income (expense), net. The gains and losses on these forward contracts generally offset the gains and losses associated with the underlying assets and liabilities, which are also recorded in other income (expense), net. The duration of the forward contracts for hedging the Company's balance sheet exposure is approximately one month.

The Company also has certain foreign exchange forward contracts for hedging certain international revenues and expenses that are not designated as hedging instruments. Accordingly, any gains or losses from changes in the fair value of the forward contracts are recorded in other income (expense), net. The gains and losses on these forward contracts generally offset the gains and losses associated with the foreign currency in operating income. The duration of these forward contracts is usually less than one year. The overall goal of the Company's hedging program is to minimize the impact of currency fluctuations on its net income over its fiscal year.

The effects on the changes in the fair values of non-designated forward contracts for fiscal years 2012 and 2011 are summarized as follows:

	October 31,		
	2012	2011	2010
	(in thousands)		
Gain (loss) recorded in other income (expense), net	$ 1,033	$ 889	$ (2,815)

Foreign currency forward contracts outstanding are as follows:

	As of October 31, 2012	As of October 31, 2011
	(in thousands)	
Total gross notional amount	$ 618,978	$ 599,844
Net fair value	$ 390	$ (14,695)

The notional amounts for derivative instruments provide one measure of the transaction volume outstanding as of October 31, 2012 and October 31, 2011, respectively, and do not represent the amount of the Company's exposure to market gain or loss. The Company's exposure to market gain or loss will vary over time as a function of currency exchange rates. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

The following represents the balance sheet location and amount of derivative instrument fair values segregated between designated and non-designated hedge instruments:

	Fair Values of derivative instruments designated as hedging instruments	Fair Values of derivative instruments not designated as hedging instruments
	(in thousands)	
As of October 31, 2012		
Other current assets	$ 5,149	$ 68
Other current liabilities	$ 4,739	$ 88
As of October 31, 2011		
Other current assets	$ 2,161	$—
Other current liabilities	$16,827	$ 29

The following table represents the income statement location and amount of gains and losses on derivative instrument fair values for designated hedge instruments, net of tax:

	Location of gain (loss) recognized in OCI on derivatives	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from OCI	Amount of gain (loss) reclassified from OCI (effective portion)
		(in thousands)		
Fiscal year ended October 31, 2012				
Foreign exchange contracts	Revenue	$ 5,212	Revenue	$ (1,868)
Foreign exchange contracts	Operating expenses	(7,640)	Operating expenses	(12,367)
Total		$(2,428)		$(14,235)
Fiscal year ended October 31, 2011				
Foreign exchange contracts	Revenue	$(5,647)	Revenue	$ (8,561)
Foreign exchange contracts	Operating expenses	(3,225)	Operating expenses	6,572
Total		$(8,872)		$ (1,989)

The following table represents the ineffective portions and portions excluded from effectiveness testing of the hedge gains (losses) for derivative instruments designated as hedging instruments, which are recorded in other (expense) income, net:

	Amount of gain (loss) recognized in income statement on derivatives (ineffective portion)(1)	Amount of gain (loss) recognized in income statement on derivatives (excluded from effectiveness testing)(2)
	(in thousands)	
Fiscal year ended October 31, 2012		
Foreign exchange contracts	$38	$1,321
Fiscal year ended October 31, 2011		
Foreign exchange contracts	$74	$ 241

(1) The ineffective portion includes forecast inaccuracies.
(2) The portion excluded from effectiveness includes the discount earned or premium paid for the contracts.

Other Commitments-Credit and Term Loan Facilities

On February 17, 2012, the Company entered into an amended and restated credit agreement with several lenders (the "Credit Agreement") providing for (i) a $350.0 million senior unsecured revolving credit facility (the "Revolver") and (ii) a $150.0 million senior unsecured term loan facility (the "Term Loan"). The Credit Agreement amended and restated the Company's previous credit agreement dated October 14, 2011 in order to add a new term loan facility primarily to finance a portion of the purchase price for the acquisition of Magma on February 22, 2012. Subject to obtaining additional commitments from lenders, the principal amount of the loans provided under the Credit Agreement may be increased by the Company by up to an additional $150.0 million through October 13, 2015. The Credit Agreement terminates on October 14, 2016. The Credit Agreement contains financial covenants requiring the Company to operate within a maximum leverage ratio and maintain specified levels of cash, as well as other non-financial covenants. Borrowings bear interest at a floating rate based on a margin over the Company's choice of market observable base rates as defined in the Credit Agreement. At October 31, 2012, borrowings under the Revolver bore interest at LIBOR + 0.975% and borrowings under the Term Loan bore interest at LIBOR + 1.125%. In addition, commitment fees are payable on the Revolver at rates between 0.150% and 0.300% per year based on the Company's leverage ratio on the daily amount of the revolving commitment. During fiscal 2012 the Company borrowed $250.0 million under the Credit Agreement. As of October 31, 2012, the Company had no outstanding balance under the Revolver and a $135.0 million outstanding balance under the Term Loan, and is in compliance with all covenants. $105.0 million of the borrowings under the Term Loan are classified as long term. Principal payments on a portion of the Term Loan are due in equal quarterly installments of $7.5 million beginning in the third quarter of fiscal 2012, with the remainder due in October 2016. The Company can elect to make prepayments on the Term Loan, in whole or in part, without premium or penalty. During fiscal 2012, the Company made principal payments of $100.0 million and $15.0 million under the Revolver and Term Loan, respectively. The Company had no outstanding debt balances as of October 31, 2011. The Company expects its borrowings under the Revolver will fluctuate from quarter to quarter.

These borrowings under the Credit Agreement have a variable interest rate structure and are classified within Level 2 of the fair value hierarchy. The carrying amount of the short-term and long-term debt approximates the estimated fair value.

Note 6. Fair Value Measures

ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value, establishes guidelines and enhances disclosure requirements for fair value measurements.

The accounting guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The accounting guidance also establishes a fair value hierarchy based on the independence of the source and objective evidence of the inputs used. There are three fair value hierarchies based upon the level of inputs that are significant to fair value measurement:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical instruments in active markets;

Level 2—Observable inputs other than quoted prices included in Level 1 for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-driven valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3—Unobservable inputs to the valuation derived from fair valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

On a recurring basis, the Company measures the fair value of certain of its assets and liabilities, which include cash equivalents, short-term investments, non-qualified deferred compensation plan assets, foreign currency derivative contracts, and contingent consideration associated with business combinations.

The Company's cash equivalents and short-term investments are classified within Level 1 or Level 2 because they are valued using quoted market prices in an active market or alternative independent pricing sources and models utilizing market observable inputs. During the second quarter ended April 30, 2012, the Company liquidated all of its short-term investments.

The Company's non-qualified deferred compensation plan assets consist of money market and mutual funds invested in domestic and international marketable securities that are directly observable in active markets and are therefore classified within Level 1.

The Company's foreign currency derivative contracts are classified within Level 2 because these contracts are not actively traded and the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's borrowings under its credit and term loan facilities are classified within Level 2 because these borrowings are not actively traded and have a variable interest rate structure based upon market rates currently available to the Company for debt with similar terms and maturities. Refer to *Note 5. Financial Assets and Liabilities.*

The Company's liabilities for contingent consideration are classified within Level 3 because these valuations are based on management assumptions including discount rates and estimated probabilities of achievement of certain milestones which are unobservable in the market. The Company recorded a reduction of $3.6 million during fiscal 2012, in research and development expenses due to the change in fair value of the liability for contingent consideration. As of October 31, 2012, the fair value of the liability for contingent consideration was estimated at $0.8 million.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below as of October 31, 2012:

		Fair Value Measurement Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Assets				
Cash equivalents:				
Money market funds	$239,770	$239,770	$ —	$—
Prepaid and other current assets:				
Foreign currency derivative contracts	5,217	—	5,217	—
Other long-term assets:				
Deferred compensation plan assets	100,645	100,645	—	—
Total assets	$345,632	$340,415	$5,217	$—
Liabilities				
Accounts payable and accrued liabilities:				
Foreign currency derivative contracts	$ 4,827	$ —	$4,827	$—
Contingent consideration	469	—	—	469
Other long-term liabilities:				
Contingent consideration	355	—	—	355
Total liabilities	$ 5,651	$ —	$4,827	$824

Assets and liabilities measured at fair value on a recurring basis are summarized below as of October 31, 2011:

Description	Total	Fair Value Measurement Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Assets				
Cash equivalents:				
Money market funds	$543,770	$543,770	$ —	$ —
Short-term investments:				
Municipal securities	148,997	—	148,997	—
Prepaid and other current assets:				
Foreign currency derivative contracts	2,161	—	2,161	—
Other long-term assets:				
Deferred compensation plan assets	90,060	90,060	—	—
Total assets	$784,988	$633,830	$151,158	$ —
Liabilities				
Accounts payable and accrued liabilities:				
Foreign currency derivative contracts	$ 16,856	$ —	$ 16,856	$ —
Contingent consideration	2,096	—	—	2,096
Other long-term liabilities:				
Contingent consideration	2,200	—	—	2,200
Total liabilities	$ 21,152	$ —	$ 16,856	$4,296

Non-Marketable Equity Securities

Equity investments in privately-held companies, also called non-marketable equity securities, are accounted for using either the cost or equity method of accounting.

These equity investments are classified within Level 3 as they are valued using significant unobservable inputs or data in an inactive market, and the valuation requires management judgment due to the absence of market price and inherent lack of liquidity. The non-marketable equity securities are measured and recorded at fair value when an event or circumstance which impacts the fair value of these securities indicates an other-than-temporary decline in value has occurred. The Company monitors these investments and generally uses the income approach to assess impairments based primarily on the financial conditions of these companies.

The Company recorded $0.5 million, $1.0 million, and $0.5 million of other-than-temporary impairments during fiscal 2012, 2011 and 2010, respectively. During fiscal 2011, an equity investment with a cost basis of $2.4 million was sold for $3.2 million resulting in a $0.8 million gain. This sale did not include a $1.5 million potential earn out receivable if certain milestones are met by this former investee.

The following tables present the non-marketable equity securities that were measured and recorded at fair value within other long-term assets and the loss recorded in other income (expense), net during the following periods:

	Balance as of October 31, 2012	Significant Unobservable Inputs (Level 3)	Total (losses) for Fiscal 2012
		(in thousands)	
Non-marketable equity securities	$ —	$ —	$ (452)

	Balance as of October 31, 2011	Significant Unobservable Inputs (Level 3)	Total (losses) for Fiscal 2011
		(in thousands)	
Non-marketable equity securities	$ 92	$ 92	$ (999)

As of October 31, 2012, the Company's non-marketable securities were $11.7 million of which $7.0 million and $4.7 million were accounted for under the cost method and equity method, respectively. As of October 31, 2011 non-marketable securities of $4.0 million were accounted for under the cost method.

Note 7. Commitments and Contingencies

Lease Commitments

The Company leases certain of its domestic and foreign facilities and certain office equipment under non-cancelable lease agreements. The lease agreements generally require the Company to pay property taxes, insurance, maintenance and repair costs. Rent expenses were $62.0 million, $58.1 million and $49.7 million in fiscal 2012, 2011 and 2010, respectively. The Company charges operating lease payments to expense using the straight-line method. The Company subleases portions of its facilities and records sublease payments as a reduction of rent expense.

On October 15, 2011, the Company agreed to lease two office buildings to be constructed in Mountain View, California. Once construction is complete, the buildings together will provide approximately 341,000 square feet. The lease of such premises begins upon the later of March 1, 2015 or six months after construction is substantially completed, and expires approximately 15 years thereafter and can be extended for an additional 19 years after such initial expiration. The Company may terminate the lease if the lessor fails to substantially complete construction of the buildings by March 1, 2015.

Anticipated future minimum lease payments on all non-cancelable operating leases with a term in excess of one year, net of sublease income, as of October 31, 2012 are as follows:

	Minimum Lease Payments	Sublease Income	Net
		(in thousands)	
Fiscal Year			
2013	$ 46,782	$3,096	$ 43,686
2014	43,344	122	43,222
2015	32,184	—	32,184
2016	32,040	—	32,040
2017	29,674	—	29,674
Thereafter	254,254	—	254,254
Total	$438,278	$3,218	$435,060

Legal Proceedings

The Company is subject to routine legal proceedings, as well as demands, claims and threatened litigation, which arise in the normal course of its business. The ultimate outcome of any litigation is uncertain and unfavorable outcomes could have a negative impact on the Company's financial position and results of operations. The Company reviews the status of each significant matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount is estimable, the Company accrues a liability for the estimated loss. The Company has determined that no disclosure of estimated loss is required for a claim against the Company because: (a) there is not a reasonable possibility that a loss exceeding amounts already recognized (if any) may be incurred with respect to such claim; (b) a reasonably possible loss or range of loss cannot be estimated; or (c) such estimate is immaterial.

In connection with the Company's definitive merger agreement to acquire Magma, four putative stockholder class actions were filed against Magma, Magma's board of directors, Synopsys and the Synopsys merger subsidiary on December 5, 2011, December 9, 2011, December 13, 2011, and December 19, 2011, in state court in California and Delaware, and the cases were consolidated in California state court (collectively, the Magma Lawsuits). The Magma Lawsuits allege, among other things, that Magma and its directors breached their fiduciary duties to Magma's stockholders in negotiating and entering into the definitive merger agreement and by agreeing to sell Magma at an unfair price, and that Magma and Synopsys aided and abetted these alleged breaches of fiduciary duties. On February 10, 2012, the parties entered into a memorandum of understanding (MOU) in which they agreed on the terms of a proposed settlement of the lawsuits, which would include the dismissal with prejudice of all claims against all of the defendants. Pursuant to the MOU, Magma agreed to make certain additional disclosures concerning Magma's acquisition by Synopsys, which supplemented the information provided in Magma's proxy statement filed with the Securities and Exchange Commission on January 10, 2012, and to pay certain legal fees and expenses of plaintiffs' counsel. As contemplated by the MOU, the parties entered into a stipulation of settlement, which is subject to customary conditions including court approval following notice to Magma's former stockholders. The court granted preliminary approval of such proposed settlement in September 2012. The court has scheduled a hearing regarding final approval of such proposed settlement for January 25, 2013.

On December 5, 2011, plaintiff Dynetix Design Solutions, Inc. (Dynetix) filed a patent infringement lawsuit against Synopsys in federal district court in the Northern District of California. The lawsuit alleges, among other things, that the Company's VCS functional verification tool, and more specifically its VCS multicore technology and VCS Cloud product, infringes Dynetix's United States Patent No. 6,466,898, and that such infringement is willful. The lawsuit seeks, among other things, compensatory damages and a permanent injunction. Synopsys asserted patent infringement counterclaims against Dynetix based on Dynetix's two verification products. The court held a claims construction hearing regarding the Dynetix patent in October 2012 and accepted a majority of the constructions submitted by Synopsys.

The Company acquired Emulation & Verification Engineering S.A. (EVE) on October 4, 2012. EVE and EVE-USA, Inc. (collectively, the EVE Parties) are currently defendants in three patent infringement lawsuits filed by Mentor Graphics Corporation (Mentor). Mentor filed suit against the EVE Parties in federal district court in the District of Oregon on August 16, 2010 alleging that EVE's ZeBu series of products infringes Mentor's United States Patent No. 6,876,962. Mentor filed an additional suit in federal district court in the District of Oregon on August 17, 2012 alleging that EVE's ZeBu series of products infringes Mentor's United States Patent No. 6,947,882. Both cases have been consolidated in federal district court in the District of Oregon and seek compensatory damages and a permanent injunction. Mentor also filed a patent infringement lawsuit against Nihon EVE K.K. in Tokyo District Court in 2010 alleging that EVE's ZeBu series of products infringes Mentor's Japanese Patent No. P3,588,324. This case seeks compensatory damages, a permanent injunction and destruction of inventory.

On September 27, 2012, Synopsys, EVE and EVE-USA, Inc. filed an action for declaratory relief against Mentor in federal district court in the Northern District of California, seeking a determination that Mentor's United States Patents Nos. 6,009,531, 5,649,176 and 6,240,376, which were the subject of a patent infringement lawsuit filed by Mentor against EVE in 2006 and settled in the same year, are invalid and not infringed by EVE's products, and that Mentor is without right or authority to threaten or maintain suit against the plaintiffs on such patents. In addition, on September 26, 2012, Synopsys filed two *inter parties* review requests with the U.S. Patent and Trademark Office challenging the validity of Mentor's '376 and '882 patents.

Note 8. Stock Repurchase Program

The Company's Board of Directors (Board) previously approved a stock repurchase program pursuant to which the Company was authorized to purchase up to $500.0 million of its common stock, and has periodically replenished the stock repurchase program to such amount. The Board replenished the stock repurchase program up to $500.0 million on May 25, 2011. The Company repurchases shares to offset dilution caused by ongoing stock issuances from existing plans for equity compensation awards, acquisitions, and when management believes it is a good use of cash. Repurchases are transacted in accordance with Rule 10b-18 of the Securities Exchange Act of 1934 (Exchange Act) and may be made through any means including, but not limited to, open market purchases, plans executed under Rule 10b5-1(c) of the Exchange Act and structured transactions. As of October 31, 2012, $272.4 million remained available for further repurchases under the program.

On September 30, 2011, the Company entered into an accelerated share repurchase agreement (the "September 2011 ASR") to repurchase an aggregate of $75.0 million of the Company's common stock. Pursuant to the September 2011 ASR, the Company made a prepayment of $75.0 million and received an initial share delivery of 1,710,376 shares of the Company's common stock. The initial share delivery was valued at $41.7 million and was recorded as treasury stock in the consolidated balance sheet as of October 31, 2011. The remaining balance of $33.3 million was recorded as an equity forward contract, which is included in "Capital in excess of par value" in the consolidated balance sheet as of October 31, 2011. The equity forward contract was settled with 1,105,457 shares of the Company's common stock during the first quarter of fiscal 2012. The average purchase price per share for this September 2011 ASR was $26.64.

On January 6, 2012, the Company entered into another accelerated share repurchase agreement (the "January 2012 ASR") to repurchase an aggregate of $40.0 million of the Company's common stock. The January equity forward contract was settled with 1,368,616 shares of the Company's common stock during the second quarter of fiscal 2012. The average purchase price per share for this January 2012 ASR was $29.23.

The following table summarizes stock repurchase activities as well as the reissuance of treasury stock for employee stock compensation purposes:

	Year Ended October 31,		
	2012	2011	2010
	(In thousands, except per share price)		
Shares repurchased	2,474	15,144	8,236
Average purchase price	$ 29.64	$ 26.53	$ 22.43
Aggregate purchase price(1)	$73,335	$401,836	$184,699
Reissuance of treasury stock	10,065	9,973	9,770

(1) Fiscal 2011 does not include $33.3 million equity forward contract related to the September 2011 ASR.

Note 9. Employee Benefit Plans

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan (ESPP), employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of the fair market value of the shares at (1) the beginning of a rolling two-year offering period or (2) the end of each semi-annual purchase period, subject to a plan limit on the number of shares that may be purchased in a purchase period.

On April 3, 2012, the Company's stockholders approved an amendment to the ESPP to increase the number of shares of common stock authorized for issuance under the plan by 5.0 million shares. During fiscal 2012, 2011 and 2010, the Company issued 2.0 million, 2.2 million, and 2.5 million shares, respectively, under the ESPP at average per share prices of $21.65, $17.95 and $15.32, respectively. As of October 31, 2012, 5.9 million shares of common stock were reserved for future issuance under the ESPP.

Equity Compensation Plans

2006 Employee Equity Incentive Plan. On April 25, 2006, the Company's stockholders approved the 2006 Employee Equity Incentive Plan (2006 Employee Plan), which provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other forms of equity compensation, including performance stock awards and performance cash awards, as determined by the plan administrator. The terms and conditions of each type of award are set forth in the 2006 Employee Plan. Options granted under this plan have a contractual term of seven years and generally vest over 4 years. On April 3, 2012, the Company's stockholders approved an amendment to increase the number of shares of common stock reserved under the 2006 Employee Plan by 5.0 million shares for future issuance. As of October 31, 2012, an aggregate of 10.2 million stock options, and 3.9 million restricted stock units were outstanding, and 7.4 million shares were available for future issuance under the 2006 Employee Plan.

As a result of the stockholders' approval of the 2006 Employee Plan, the Company's 1992 Stock Option Plan, 1998 Non-Statutory Stock Option Plan and 2005 Assumed Stock Option Plan (collectively, the Prior Plans) have been terminated for future grants. Should any options currently outstanding under such Prior Plans and plans assumed by the Company in acquisitions prior to fiscal 2006 (options to purchase 1.2 million shares are outstanding under such plans as of October 31, 2012) be cancelled or expire unexercised, the shares underlying such options shall become available for future grant under the 2006 Employee Plan.

2005 Non-Employee Directors Equity Incentive Plan. On May 23, 2005, the Company's stockholders approved the 2005 Non-Employee Directors Equity Incentive Plan (the 2005 Directors Plan) and the reservation of 0.3 million shares of common stock for issuance thereunder. The 2005 Directors Plan provides for annual equity awards to non-employee directors in the form of either stock options or restricted stock. On April 25, 2006, the Company's stockholders approved an increase in the number of shares of common stock reserved under the 2005 Directors Plan by 0.5 million.

As of October 31, 2012, the Company has issued an aggregate of 274,230 shares of restricted stock awards with an aggregate grant date fair value of approximately $6.2 million under the 2005 Directors Plan. Restricted stock awards vest over a period of three years. In addition, the Company granted options to purchase 123,649 shares of common stock, which vest over a period of three to four years, with an aggregate grant date fair value of $3.3 million to non-employee directors during fiscal 2007 and fiscal 2011. As of October 31, 2012, 57,451 shares of restricted stock and 123,649 stock options were outstanding and a total of 365,464 shares of common stock were reserved for future grant under the 2005 Directors Plan.

1994 Non-Employee Directors Stock Option Plan. An aggregate of 280,000 stock options remained outstanding under the Company's 1994 Non-Employee Directors Stock Option Plan as of October 31, 2012, which expired as to future grants in October 2004.

Other Assumed Stock Plans through Acquisitions. In connection with the Company's acquisitions in fiscal 2008, fiscal 2010, and fiscal 2012, the Company assumed certain outstanding share-based awards of acquired companies. The total amount of shares of the Company's common stock subject to such assumed equity awards was 3.5 million. If these equity awards are canceled, forfeited or expire unexercised, they do not become available for future grant. As of October 31, 2012, 0.7 million shares of the Company's common stock remained subject to such outstanding assumed equity awards.

Restricted Stock Units. Since fiscal 2007, restricted stock units are granted as part of the Company's new hire and annual incentive compensation program under the 2006 Employee Plan. Restricted stock units are valued based on the closing price of the Company's common stock on the grant date. In general, for non-executive officers, restricted stock units vest over three to four years and are subject to the employees' continuing service to the Company. For each restricted stock unit granted under the 2006 Employee Plan, a share reserve ratio is applied for the purpose of determining the remaining number of shares reserved for future grants under the plan. Prior to the second quarter of fiscal 2009, the share reserve ratio was 1.36 for each restricted stock unit granted, and an equivalent of 1.36 shares was deducted from the share reserve for each restricted stock unit issued. Likewise, each forfeited restricted stock unit increased the number of shares available for issuance by the applicable rate at the time of forfeiture. In the second quarter of fiscal 2010, the Company's stockholders approved an amendment of the 2006 Employee Plan to prospectively change the reserve ratio from 1.36 to 2.18. On March 24, 2011, the stockholders approved an amendment of the 2006 Employee Plan to prospectively change the reserve ratio from 2.18 to 1.25. On April 3, 2012, the stockholders approved amending the share reserve ratio from 1.25 to 1.50.

The following table contains information concerning activities related to restricted stock units:

	Restricted Stock Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (In Years)	Aggregate Fair Value
	(in thousands, except per share and life amounts)			
Balance at October 31, 2009	3,133	$22.63	1.41	
Granted	1,228	$22.00		
Assumed(1)	713	$23.69		
Vested(2)	(1,221)	$22.40		$27,345
Forfeited	(123)	$22.51		
Balance at October 31, 2010	3,730	$22.71	1.41	
Granted	1,483	$26.89		
Vested(2)	(1,522)	$23.11		$35,164
Forfeited	(237)	$23.49		
Balance at October 31, 2011	3,454	$24.28	1.48	
Granted	1,813	$29.52		
Assumed(1)	353	$30.33		
Vested(2)	(1,508)	$24.14		$36,402
Forfeited	(192)	$26.70		
Balance at October 31, 2012	3,920	$27.18	1.52	

(1) The Company assumed restricted stock units outstanding under various plans through acquisitions.

(2) The number of vested restricted stock units includes shares that were withheld on behalf of employees to satisfy the statutory tax withholding requirements.

The following table contains additional information concerning activities related to stock options and restricted stock units under all equity plans, other than shares available for grant under the 2005 Directors Plan:

		Options(2)			
	Available for Grant(3)	Options Outstanding	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
	(in thousands, except per share and life amounts)				
Balance at October 31, 2009	6,703	25,818	$21.22	2.89	$58,267
Options Granted	(1,995)	1,995	$21.30		
Options Assumed(2)		456	$18.10		
Options Exercised		(6,465)	$18.16		
Options Canceled/forfeited/expired	372	(620)	$23.19		
Restricted stock units granted(1)	(2,677)				
Restricted stock units forfeited(1)	203				
Additional shares reserved	—				
Balance at October 31, 2010	2,606	21,184	$21.83	2.80	$90,013
Options Granted	(2,228)	2,270	$26.07		
Options Exercised		(6,800)	$20.53		
Options Canceled/forfeited/expired	550	(694)	$27.24		
Restricted stock units granted(1)	(2,182)				
Restricted stock units forfeited(1)	165				
Additional shares reserved	7,000				
Balance at October 31, 2011	5,911	15,960	$22.76	2.97	$74,068
Options Granted	(1,719)	1,719	$28.86		
Options Assumed(2)		382	$19.15		
Options Exercised		(7,103)	$21.09		
Options Canceled/forfeited/expired	631	(739)	$25.07		
Restricted stock units granted(1)	(2,638)				
Restricted stock units forfeited(1)	167				
Additional shares reserved	5,000				
Balance at October 31, 2012	7,352	10,219	$24.64	3.71	$80,950
Vested and expected to vest as of October 31, 2012		10,135	$24.62	3.69	$80,526
Exercisable at October 31, 2012		6,337	$23.87	2.61	$55,118

(1) These amounts do not reflect the actual number of restricted stock units granted or forfeited but rather the effect on the total remaining shares available for future grants after the application of the share reserve ratio. For more information about the share reserve ratio, please see *Restricted Stock Units* above.

(2) The Company assumed options and stock appreciation rights (SARs) outstanding under various plans through acquisitions.

(3) Excluding shares reserved for future issuance under the 2005 Directors Plan.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value based on stock options with an exercise price less than the Company's closing stock price of $32.55 as of October 31, 2012. The pretax intrinsic value of options exercised and their average exercise prices were:

	Year Ended October 31,		
	2012	2011	2010
	(in thousands, except per share price)		
Exercise value	$63,048	$42,388	$29,788
Average exercise price per share	$ 21.09	$ 20.53	$ 18.16

The following table summarizes information about stock options outstanding as of October 31, 2012:

	Options Outstanding			Exercisable Options	
Range of Exercise Prices	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (In Years)	Weighted-Average Exercise Price	Number Exercisable (in thousands)	Weighted-Average Exercise Price
$ 3.60 - $19.28	1,289	2.89	$16.58	1,147	$16.63
$19.32 - $21.10	1,055	2.66	$20.82	790	$20.76
$21.18 - $23.39	1,391	4.68	$22.03	599	$21.76
$23.45 - $26.09	1,219	2.17	$24.71	1,131	$24.68
$26.17 - $26.56	1,232	3.53	$26.40	792	$26.32
$26.66 - $27.14	1,505	4.05	$27.04	869	$27.05
$27.43 - $29.62	1,033	5.22	$27.88	340	$28.29
$29.80 - $40.56	1,495	4.28	$30.54	669	$31.16
	10,219	3.71	$24.64	6,337	$23.87

Restricted stock award activities during fiscal 2012 under the 2005 Director Plan are summarized as follows:

	Restricted Shares (in thousands)	Weighted-Average Grant Date Fair Value
Unvested at October 31, 2011	54	$24.73
Granted	28	$31.04
Vested	(25)	$23.66
Forfeited	—	$ —
Unvested at October 31, 2012	57	$28.28

Valuation and Expense of Stock Compensation. The Company estimates the fair value of stock based awards in the form of stock options, employee stock purchases under employee stock purchase plans, restricted stock, and restricted stock units on the grant date. The value of awards expected to vest is recognized as expense over the applicable service periods. The Company uses the straight-line attribution method to recognize stock compensation costs over the service period of the award. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options, stock appreciation rights and employee stock purchase plans awards under ASC 718, *Compensation —Stock Compensation.* The Black-Scholes option-pricing model incorporates various subjective assumptions including expected volatility, expected term and interest rates. The expected volatility for both stock options and stock purchase rights under the ESPP is estimated by a combination of implied volatility for publicly traded options of the Company's common stock with a term of six months or longer and the historical stock price volatility over the estimated expected term of the Company's stock-based awards. The expected term of the Company's stock-based awards is based on historical experience.

The assumptions presented in the following table were used to estimate the fair value of stock options and employee stock purchase rights granted under the Company's stock plans or stock plans assumed from acquisitions:

	Year Ended October 31,		
	2012	2011	2010
Stock Options			
Expected life (in years)	1.0 - 4.9	4.8	3.65 - 5.73
Risk-free interest rate	0.22% - 0.95%	0.96% - 2.28%	1.08% - 2.57%
Volatility	22.65% - 29.76%	26.96% - 30.30%	26.92% - 30.76%
Weighted average estimated fair value	$8.46	$7.04	$7.10
ESPP			
Expected life (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Risk-free interest rate	0.16% - 0.34%	0.09% - 0.68%	0.18% - 0.78%
Volatility	21.95% - 23.20%	19.48% - 27.08%	22.4% - 31.27%
Weighted average estimated fair value	$8.02	$6.82	$6.16

The following table presents stock compensation expense for fiscal 2012, 2011 and 2010, respectively:

	Year Ended October 31,		
	2012	2011	2010
		(in thousands)	
Cost of license	$ 6,927	$ 5,658	$ 6,497
Cost of maintenance and service	1,727	1,416	1,908
Research and development expense	32,767	26,747	26,551
Sales and marketing expense	13,566	11,068	12,372
General and administrative expense	16,427	11,525	12,660
Stock compensation expense before taxes	71,414	56,414	59,988
Income tax benefit	(15,989)	(14,798)	(14,525)
Stock compensation expense after taxes	$ 55,425	$ 41,616	$ 45,463

As of October 31, 2012, the Company had $107.1 million of total unrecognized stock compensation expense relating to options and restricted stock units and awards, which is expected to be recognized over a weighted average period of 2.5 years.

The cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for the options (excess tax benefits) are classified as cash flows from financing activities. The Company has not recorded any excess tax benefits in fiscal periods 2012, 2011 and 2010.

Deferred Compensation Plan. The Company maintains the Synopsys Deferred Compensation Plan (the Deferred Plan), which permits eligible employees to defer up to 50% of their annual cash base compensation and up to 100% of their eligible cash variable compensation. Amounts may be withdrawn from the Deferred Plan pursuant to elections made by the employees in accordance with the terms of the plan. Since the inception of the Deferred Plan, the Company has not made any matching or discretionary contributions to the Deferred Plan. There are no Deferred Plan provisions that provide for any guarantees or minimum return on investments. Undistributed amounts under the Deferred Plan are subject to the claims of the Company's creditors. The securities held by the Deferred Plan are classified as trading securities.

Deferred Plan Assets and Liabilities are as follows:

	As of October 31, 2012	As of October 31, 2011
	(In thousands)	
Plan assets recorded in other long-term assets	$100,645	$90,060
Plan liabilities recorded in other long-term liabilities(1)	$100,645	$90,060

(1) For undistributed deferred compensation due to participants.

Income or loss from the change in fair value of the Deferred Plan assets is recorded in other income (expense), net. The increase or decrease in the fair value of the undistributed Deferred Plan obligation is recorded in total cost of revenue and operating expense. The following table summarizes the impact of the Deferred Plan:

	Year Ended October 31,		
	2012	2011	2010
	(in thousands)		
Increase (reduction) to cost of revenue and operating expense	$7,498	$2,449	$9,426
Other income (expense), net	7,498	2,449	8,810
Net increase (decrease) to net income	$ —	$ —	$ (616)

Other Retirement Plans. The Company sponsors various retirement plans for its eligible U.S. and non-U.S. employees. Total contributions to these plans were $23.2 million, $21.4 million and $14.7 million in fiscal 2012, 2011 and 2010, respectively. For employees in the United States and Canada, the Company matches pretax employee contributions up to a maximum of US $1,500 and Canadian $4,000, respectively, per participant per year.

Note 10. Income Taxes

The domestic and foreign components of the Company's total income before provision for income taxes are as follows:

	Year Ended October 31,		
	2012	2011	2010
	(in thousands)		
United States	$ 39,855	$ 40,434	$ 57,795
Foreign	161,280	178,679	140,863
	$201,135	$219,113	$198,658

The components of the (benefit) provision for income taxes were as follows:

	Year Ended October 31,		
	2012	2011	2010
		(in thousands)	
Current:			
Federal	$(12,443)	$ (6,436)	$(17,097)
State	(547)	(2,197)	8
Foreign	6,826	474	25,421
	(6,164)	(8,159)	8,332
Deferred:			
Federal	22,506	(7,160)	(25,156)
State	14	(2,456)	(9,309)
Foreign	2,377	15,524	(12,272)
	24,897	5,908	(46,737)
Provision (Benefit) for income taxes	$ 18,733	$ (2,251)	$(38,405)

The provision (benefit) for income taxes differs from the taxes computed with the statutory federal income tax rate as follows:

	Year Ended October 31,		
	2012	2011	2010
		(in thousands)	
Statutory federal tax	$ 70,397	$ 76,689	$ 69,530
State tax (benefit), net of federal effect	1,078	(4,988)	(2,491)
Tax credits	(4,289)	(19,042)	(7,451)
Tax exempt income	(41)	(354)	(1,479)
Tax on foreign earnings less than U.S. statutory tax	(21,288)	(28,968)	(11,615)
Tax settlements	(36,882)	(32,782)	(73,045)
Stock based compensation	9,016	7,817	5,336
Changes in valuation allowance	10	49	(21,612)
Other	732	(672)	4,422
	$ 18,733	$ (2,251)	$(38,405)

The significant components of deferred tax assets and liabilities were as follows:

	October 31, 2012	October 31, 2011
	(in thousands)	
Net deferred tax assets:		
Deferred tax assets:		
Accruals and reserves	$ 30,317	$ 16,274
Deferred revenue	46,247	47,603
Deferred compensation	39,186	36,975
Capitalized costs	94,031	98,420
Capitalized research and development costs	48,059	45,710
Stock compensation	21,229	32,186
Tax loss carryovers	73,492	36,515
Foreign tax credit carryovers	10,766	23,759
Research and other tax credit carryovers	88,973	74,110
Capital loss carryovers	—	1,896
Other	2,449	1,349
Gross deferred tax assets	454,749	414,797
Valuation allowance	(26,259)	(13,395)
Total deferred tax assets	428,490	401,402
Deferred tax liabilities:		
Intangible assets	116,639	49,948
Undistributed earnings of foreign subsidiaries	831	12,631
Total deferred tax liabilities	117,470	62,579
Net deferred tax assets	$311,020	$338,823

The valuation allowance increased by $12.9 million which is related principally to acquired deferred tax assets and state research credits. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

The Company has the following tax loss and credit carryforwards available to offset future income tax liabilities:

Carryforward	Amount	Expiration Date
	(in thousands)	
Federal net operating loss carryforward	$177,517	2018-2031
Federal research credit carryforward	93,932	2017-2032
Foreign tax credit carryforward	15,598	2015-2021
California research credit carryforward	95,126	Indefinite
Other state research credit carryforward	8,021	2013-2032
State net operating loss carryforward	206,203	2013-2031

The federal and state net operating loss carryforward is from acquired companies and the annual use of such loss is subject to significant limitations under Internal Revenue Code Section 382. Foreign tax credits may only be used to offset tax attributable to foreign source income. The federal research tax credit expired as of December 31, 2011.

The Company has unrecognized deferred tax assets of approximately $48.2 million as of October 31, 2012 attributable to excess tax deductions related to stock options, the benefit of which will be credited to equity when realized.

The Company has not provided taxes for undistributed earnings of its foreign subsidiaries except to the extent that the Company does not plan to reinvest such earnings indefinitely outside the United States. If the cumulative foreign earnings exceed the amount the Company intends to reinvest in foreign countries in the future, the Company would provide for taxes on such excess amount. As of October 31, 2012, there were approximately $615.2 million of earnings upon which U.S. income taxes of approximately $135.8 million have not been provided for.

The gross unrecognized tax benefits decreased by approximately $68.2 million during fiscal 2012, resulting in gross unrecognized tax benefits of $109.7 million as of October 31, 2012. A reconciliation of the beginning and ending balance of gross unrecognized tax benefits is summarized as follows:

	As of October 31, 2012	As of October 31, 2011
	(in thousands)	
Beginning balance	$177,893	$213,923
Increases in unrecognized tax benefits related to prior year tax positions	6,053	4,188
Decreases in unrecognized tax benefits related to prior year tax positions	(35,010)	(44,061)
Increases in unrecognized tax benefits related to current year tax positions	9,431	19,922
Decreases in unrecognized tax benefits related to settlements with taxing authorities	(80,137)	(1,258)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(3,499)	(15,200)
Increases in unrecognized tax benefits acquired	35,171	350
Changes in unrecognized tax benefits due to foreign currency translation	(222)	29
	$109,680	$177,893

As of October 31, 2012 and 2011, approximately $75.3 million and $177.5 million, respectively, of the unrecognized tax benefits would affect our effective tax rate if recognized upon resolution of the uncertain tax positions.

Interest and penalties related to estimated obligations for tax positions taken in the Company's tax returns are recognized as a component of income tax expense (benefit) in the consolidated statements of operations and totaled approximately $(5.8) million, $2.8 million and $3.4 million for fiscal 2012, 2011 and 2010, respectively. As of October 31, 2012 and 2011, the combined amount of accrued interest and penalties related to tax positions taken on the Company's tax returns was approximately $0.6 million and $7.4 million, respectively.

The timing of the resolution of income tax examinations is highly uncertain as well as the amounts and timing of various tax payments that are part of the settlement process. This could cause large fluctuations in the balance sheet classification of current and non-current assets and liabilities. During fiscal 2012 there were significant changes to the Company's total gross unrecognized tax benefits as a result of the IRS settlement and Taiwan settlement described below. The Company believes that in the coming 12 months, it is reasonably possible that either certain audits will conclude or the statute of limitations on certain state and foreign income and withholding taxes will expire, or both. Given the uncertainty as to ultimate settlement terms, the timing of payment and the impact of such settlements on other uncertain tax positions, the range of the estimated potential decrease in underlying unrecognized tax benefits is between $0 and $16 million.

The Company's subsidiaries remain subject to tax examination in the following jurisdictions:

Jurisdiction	Year(s) Subject to Examination
United States—Synopsys	Fiscal 2012
United States—Magma Design Automation	Fiscal years after 2008
California—Synopsys	Fiscal years after 2007
California—Magma Design Automation	Fiscal years after 2007
Hungary	Fiscal years after 2005
Taiwan and Japan	Fiscal years after 2006
Ireland	Fiscal years after 2007

In addition, the Company has made acquisitions with operations in several of its significant jurisdictions which may have years subject to examination earlier than the years indicated in the above table.

IRS Examinations

In the third quarter of fiscal 2012, the Company reached a final settlement with the Examination Division of the IRS for its audits of fiscal years 2010 and 2011. As a result of the settlement, the Company's unrecognized tax benefits decreased by $24.7 million and the impact to other balance sheet tax accounts was not material. The net tax benefit resulting from the settlement was $15.9 million.

The Company is regularly audited by the IRS. In the second quarter of fiscal 2011, the Company reached a final settlement with the Examination Division of the IRS for its audits of fiscal years 2006 through 2009. As a result of the settlement, the Company's unrecognized tax benefits decreased by $35.9 million and the impact to other balance sheet tax accounts was not material. The net tax benefit resulting from the settlement was $32.8 million.

The audit of certain returns filed by Synplicity, Inc. prior to its acquisition by the Company in May 2008 was finalized in the first quarter of fiscal 2011, which resulted in a decrease in unrecognized tax benefits of $4.0 million.

In fiscal 2010, the Company reached a settlement with the IRS that resolved certain disputes related to the Company's acquisition of Avant! Corporation in 2002 that arose in the audit of its fiscal years 2002 through 2004. This settlement resulted in a decrease in the Company's tax expense for fiscal 2010 of approximately $94.3 million, which is primarily due to the release of previously established tax liabilities of $67.8 million, as well as a release of a valuation allowance of $21.6 million for foreign tax credits which were utilized in connection with the settlement.

In fiscal 2010, as a result of the IRS settlement of fiscal years 2002 through 2004, the Company's net deferred tax assets increased by $55.4 million. The change is due primarily to increases in its deferred tax assets of $72.3 million for certain costs that have been capitalized for tax purposes and will be amortized in future periods, partially offset by a decrease to deferred tax assets of $25.2 million, due to the use of the Company's foreign tax credit carryover, net of the reversal of a valuation allowance.

Non-U.S. Examinations

Taiwan

On June 21, 2012, the Company reached a settlement with the Taiwan tax authorities for fiscal 2008 with regard to certain transfer pricing issues. As a result of the settlement and the application of the settlement to other open fiscal years, the Company's unrecognized tax benefits decreased by $16.5 million. The net tax benefit resulting from the settlement and the application to other open fiscal years was $14.7 million.

Taiwan is being audited for fiscal years 2009 and 2010. The Company believes that it has adequately provided for potential tax adjustments, including interest and potential penalties.

Hungary

On March 5, 2012, the Company reached a settlement with the Hungarian tax authorities with regard to its fiscal years 2006 through 2008. The settlement resulted in a $5.1 million cash payment.

On May 10, 2012 the Company reached a settlement with the Hungarian tax authorities for fiscal years 2009 and 2010. The settlement resulted in a $6.3 million benefit principally from interest in the second quarter, a $3.2 million reduction to prepaid taxes in the third quarter, and a cash payment of $10.9 million in the fourth quarter of fiscal 2012.

The settlements of fiscal years 2006 through 2010 reduced unrecognized tax benefits by $27.0 million and $24.2 million in the second and third quarter of fiscal 2012, respectively.

Note 11. Other Income (Expense), Net

The following table presents the components of other income (expense), net:

	Year Ended October 31,		
	2012	2011	2010
		(in thousands)	
Interest income	$ 1,567	$2,117	$ 5,396
Interest expense	(1,991)	(101)	(251)
Gain (loss) on assets related to deferred compensation plan	7,498	2,426	8,810
Foreign currency exchange gain (loss)	1,676	1,655	(1,514)
Other, net	2,361	173	2,107
Total	$11,111	$6,270	$14,548

Note 12. Segment Disclosure

ASC 280, *Segment Reporting,* requires disclosures of certain information regarding operating segments, products and services, geographic areas of operation and major customers. Segment reporting is based upon the "management approach," i.e., how management organizes the Company's operating segments for which separate financial information is (1) available and (2) evaluated regularly by the Chief Operating Decision Makers (CODMs) in deciding how to allocate resources and in assessing performance. Synopsys' CODMs are the Company's two Co-Chief Executive Officers.

The Company provides software products and consulting services in the EDA software industry. The Company operates in a single segment. In making operating decisions, the CODMs primarily consider consolidated financial information, accompanied by disaggregated information about revenues by geographic region. Specifically, the CODMs consider where individual "seats" or licenses to the Company's products are used in allocating revenue to particular geographic areas. Revenue is defined as revenues from external customers. Goodwill is not allocated since the Company operates in one reportable operating segment. Revenues and property and equipment, net, related to operations in the United States and other by geographic areas were:

	Year Ended October 31,		
	2012	2011	2010
		(in thousands)	
Revenue:			
United States	$ 834,191	$ 714,036	$ 667,956
Europe	225,797	207,071	183,831
Japan	289,420	275,174	256,454
Asia Pacific and Other	406,609	339,362	272,420
Consolidated	$1,756,017	$1,535,643	$1,380,661

	As of October 31,	
	2012	2011
	(in thousands)	
Property and Equipment, net:		
United States	$133,148	$121,101
Other countries	58,095	38,416
Total	$191,243	$159,517

Geographic revenue data for multiregional, multi-product transactions reflect internal allocations and are therefore subject to certain assumptions and to the Company's methodology.

One customer, in the aggregate, accounted for 10.5%, 10.6%, and 10.9% of the Company's consolidated revenue in fiscal 2012, 2011 and 2010, respectively.

Note 13. Effect of New Accounting Pronouncements

In September 2011, the FASB issued guidance regarding goodwill impairment tests. The new guidance states that a "qualitative" assessment may be performed to determine whether further impairment testing is necessary. The new guidance will be effective in the first quarter of fiscal 2013 and early adoption is permitted. The Company does not believe the adoption of the guidance will have a material impact on its consolidated financial statements.

In July 2012, the FASB issued guidance regarding indefinite-lived intangibles impairment tests. The new guidance states that a "qualitative" assessment may be performed to determine whether further impairment testing is necessary. The new guidance will be effective in the first quarter of fiscal 2013 and early adoption is permitted. The Company does not believe the adoption of the guidance will have a material impact on its consolidated financial statements.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

(a) *Evaluation of Disclosure Controls and Procedures.* As of October 31, 2012, Synopsys carried out an evaluation under the supervision and with the participation of Synopsys' management, including the Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of Synopsys' disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives. Our Co-Chief Executive Officers and Chief Financial Officer have concluded that, as of October 31, 2012, (1) Synopsys' disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, and (2) Synopsys' disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Synopsys files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required, and that such information is accumulated and communicated to Synopsys' management, including the Co-Chief Executive Officers and Chief Financial Officer, to allow timely decisions regarding its required disclosure.

(b) *Management's Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for Synopsys.

Under the supervision and with the participation of our management, including our Co-Chief Executive Officers and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of October 31, 2012. We excluded from our evaluation the internal control over financial reporting of SpringSoft, Inc. (SpringSoft), which Synopsys acquired a controlling interest in as of October 1, 2012, and Emulation & Verification Engineering, S.A. (EVE), which Synopsys acquired on October 4, 2012. These acquisitions are discussed in Note 3 of Notes to Consolidated Financial Statements. As of October 31, 2012, SpringSoft and EVE represented, in the aggregate, less than 4% and 1% of consolidated total assets and total revenue, respectively, for the fiscal year ended October 31, 2012.

In assessing the effectiveness of our internal control over financial reporting, our management used the framework established in *Internal Control Integrated Framework* issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded that, as of October 31, 2012, our internal control over financial reporting was effective based on these criteria. Our independent registered public accounting firm, KPMG LLP, has issued an auditors' report on the effectiveness of our internal control over financial reporting, which is included herein.

(c) *Changes in Internal Control Over Financial Reporting.* There were no changes in Synopsys' internal control over financial reporting during the fiscal quarter ended October 31, 2012 that have materially affected, or are reasonably likely to materially affect, Synopsys' internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

For information with respect to our executive officers, see *Executive Officers of the Registrant* in Part I, Item 1 of this Annual Report.

All other information required by this Item is incorporated by reference herein from our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders (the Proxy Statement) scheduled to be held on April 3, 2013.

Item 11. *Executive Compensation*

The information required by this Item is incorporated herein by reference from the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated herein by reference from the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this Item is incorporated herein by reference from the Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated herein by reference from the Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Form 10-K:

(1) Financial Statements

The following documents are included as Part II, Item 8 of this Form 10-K:

(2) Financial Statement Schedules

None.

(3) Exhibits

See Item 15(b) below.

(b) Exhibits

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Agreement and Plan of Merger among Synopsys, Inc., Magma Design Automation, Inc. and Lotus Acquisition Corp. dated November 30, 2011	8-K	000-19807	2.1	12/01/11	
3.1	Amended and Restated Certificate of Incorporation	10-Q	000-19807	3.1	09/15/03	
3.2	Amended and Restated Bylaws	8-K	000-19807	3.2	05/23/12	
4.1	Specimen Common Stock Certificate	S-1	33-45138	4.3	02/24/92 (effective date)	
10.1	Form of Indemnification Agreement for directors and executive officers	8-K	000-19807	99.2	07/14/11	
10.2	Director's and Officer's Insurance and Company Reimbursement Policy	S-1	33-45138	10.2	02/24/92 (effective date)	
10.3	Lease Agreement, dated August 17, 1990, between Synopsys, Inc. and John Arrillaga, Trustee, or his successor trustee, UTA dated July 20, 1977 (John Arrillaga Separate Property Trust), as amended, and Richard T. Peery, Trustee, or his successor trustee, UTA dated July 20, 1977 (Richard T. Peery Separate Property Trust), as amended, ("The August 17, 1990 Lease")	S-1	33-45138	10.6	02/24/92 (effective date)	
10.3(i)	Amendment No. 1 to The August 17, 1990 Lease	10-K	000-19807	10.13	12/21/07	
10.3(ii)	Amendment No. 2 to The August 17, 1990 Lease					X
10.3(iii)	Amendment No. 3 to The August 17, 1990 Lease	10-K	000-19807	10.12	12/21/07	
10.3(iv)	Amendment No. 4 to The August 17, 1990 Lease					X
10.3(v)	Amendment No. 5 to The August 17, 1990 Lease	10-K	000-19807	10.11	12/21/07	
10.3(vi)	Amendment No. 6 to The August 17, 1990 Lease	10-K	000-19807	10.10	12/21/07	
10.4*	Deferred Compensation Plan as restated effective August 1, 2002	10-Q	000-19807	10.5	06/10/04	
10.5	Lease Agreement, dated June 16, 1992, between Synopsys, Inc. and John Arrillaga, Trustee, or his successor trustee, UTA dated July 20, 1977 (John Arrillaga Separate Property Trust), as amended, and Richard T. Peery, Trustee, or his successor trustee, UTA dated July 20, 1977 (Richard T. Peery Separate Property Trust), as amended, ("The June 16, 1992 Lease")	10-K	000-19807	10.15	Fiscal year ended September 30, 1992	

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.5(i)	Amendment No. 1 to The June 16, 1992 Lease					X
10.5(ii)	Amendment No. 2 to The June 16, 1992 Lease					X
10.5(iii)	Amendment No. 3 to The June 16, 1992 Lease	10-K	000-19807	10.15	12/21/07	
10.5(iv)	Amendment No. 4 to The June 16, 1992 Lease	10-K	000-19807	10.14	12/21/07	
10.6	Lease Agreement, dated June 23, 1993, between Synopsys, Inc. and John Arrillaga, Trustee, or his successor trustee, UTA dated July 20, 1977 (John Arrillaga Separate Property Trust), as amended, and Richard T. Peery, Trustee, or his successor trustee, UTA dated July 20, 1977 (Richard T. Peery Separate Property Trust), as amended, ("The June 23, 1993 Lease")	10-K	000-19807	10.16	Fiscal year ended September 30, 1993	
10.6(i)	Amendment No. 1 to The June 23, 1993 Lease					X
10.6(ii)	Amendment No. 2 to The June 23, 1993 Lease	10-K	000-19807	10.17	12/21/07	
10.6(iii)	Amendment No. 3 to The June 23, 1993 Lease	10-K	000-19807	10.16	12/21/07	
10.7	Lease Agreement, dated August 24, 1995, between Synopsys, Inc. and John Arrillaga, Trustee, or his successor trustee, UTA dated July 20, 1977 (John Arrillaga Separate Property Trust), as amended, and Richard T. Peery, Trustee, or his successor trustee, UTA dated July 20, 1977 (Richard T. Peery Separate Property Trust), as amended, ("The August 24, 1995 Lease")	10-K	000-19807	10.21	Fiscal year ended September 30, 1995	
10.7(i)	Amendment No. 1 to The August 24, 1995 Lease	10-K	000-19807	10.18	12/21/07	
10.8	Lease Agreement, dated January 2, 1996 between Synopsys, Inc. and Tarigo-Paul, a California Limited Partnership, ("The January 2, 1996 Lease")	10-Q	000-19807	10.28	05/14/96	
10.8(i)	First Amendment to The January 2, 1996 Lease	8-K	000-19807	10.42	09/12/06	
10.8(ii)	Second Amendment to The January 2, 1996 Lease	8-K	000-19807	10.41	09/12/06	
10.8(iii)	Third Amendment to The January 2, 1996 Lease					X
10.8(iv)	Fourth Amendment to The January 2, 1996 Lease					X

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.8(v)	Notification of Change of Ownership of Leased Premises under The January 2, 1996 Lease—Effective September 25, 2012					X
10.9	Notification of Change of Ownership of Leased Premises—Effective April 25, 2006, notifying Synopsys, Inc. of the change of ownership under multiple leases	10-K	000-19807	10.20	12/21/07	
10.10	Lease Agreement dated October 14, 2011 between Synopsys, Inc. and 690 E. Middlefield Road Fee, LLC, ("The October 14, 2011 Lease")	10-K	000-19807	10.19	12/16/11	
10.10(i)	Notification of Change of Ownership of Leased Premises under The October 14, 2011 Lease—Effective May 9, 2012					X
10.11*	1992 Stock Option Plan, as amended and restated	10-K	000-19807	10.29	01/25/02	
10.12*	Employee Stock Purchase Plan, as amended	8-K	000-19807	10.21	04/05/12	
10.13*	Synopsys Amended and Restated Deferred Compensation Plan II	10-Q	000-19807	10.23	3/09/09	
10.14*	1994 Non-Employee Directors Stock Option Plan, as amended and restated	10-Q	000-19807	10.1	09/15/03	
10.15*	1998 Nonstatutory Stock Option Plan	S-8	333-90643	10.1	11/09/99	
10.16	Amended and Restated Credit Agreement, dated February 17, 2012, among Synopsys as Borrower, the several Lenders from time to time parties thereto, Bank of America, N.A. and Wells Fargo Bank, N.A. as Co-Syndication Agents, HSBC Bank USA, N.A. and Union Bank, N.A. as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as Co-Lead Arrangers and Co-Bookrunners	8-K	000-19807	10.45	02/22/12	
10.17*	Form of Stock Option Agreement under 1992 Stock Option Plan	10-K	000-19807	10.27	01/12/05	
10.18*	Non-Employee Director Compensation Arrangements	10-K	000-19807	10.27	12/17/10	
10.19*	2005 Non-Employee Director Equity Incentive Plan, as amended	8-K	000-19807	10.30	03/31/10	
10.20*	Synopsys, Inc. 2005 Assumed Stock Option Plan	8-K	000-19807	10.34	09/12/05	
10.21*	Form of Amended and Restated Executive Change of Control Severance Benefit Plan	10-K	000-19807	10.32	12/22/08	
10.22*	Form of Restricted Stock Grant Notice and Award Agreement under 2005 Non-Employee Directors Equity Incentive Plan	10-K	000-19807	10.33	12/16/11	

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.23*	Form of Stock Options Grant Notice and Option Agreement under 2005 Non-Employee Directors Equity Incentive Plan	10-K	000-19807	10.34	12/16/11	
10.24*	2006 Employee Equity Incentive Plan, as amended	8-K	000-19807	10.35	04/05/12	
10.25*	Form of Restricted Stock Unit Grant Notice and Award Agreement under 2006 Employee Equity Incentive Plan	10-Q	000-19807	10.37	09/02/11	
10.26*	Form of Notice of Grant of Stock Options and Option Agreement under 2006 Employee Equity Incentive Plan	10-Q	000-19807	10.34	09/02/11	
10.27*	Executive Incentive Plan 162(m)	8-K	000-19807	10.42	01/28/10	
10.28*	Amended and Restated Employment Agreement, dated June 2, 2008, between Synopsys, Inc. and Dr. Aart de Geus	8-K	000-19807	10.50	06/03/08	
10.29*	Amended and Restated Employment Agreement, dated June 2, 2008, between Synopsys, Inc. and Dr. Chi-Foon Chan	8-K	000-19807	10.51	06/03/08	
10.30*	Compensation Recovery Policy	10-K	000-19807	10.46	12/22/08	
21.1	Subsidiaries of Synopsys, Inc.					X
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (see signature page to this Annual Report on Form 10-K)					X
31.1	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act					X
31.2	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act					X
31.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act					X
32.1	Certification of Co-Chief Executive Officers and Chief Financial Officer furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

* Indicates a management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNOPSYS, INC.

Date: December 20, 2012

By: /s/ Brian M. Beattie

Brian M. Beattie
Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Aart J. de Geus, Chi-Foon Chan and Brian M. Beattie, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and reconstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ AART J. DE GEUS Aart J. de Geus	Co-Chief Executive Officer (Co-Principal Executive Officer) and Chairman of the Board of Directors	December 20, 2012
/s/ CHI-FOON CHAN Chi-Foon Chan	Co-Chief Executive Officer (Co-Principal Executive Officer), President and Director	December 20, 2012
/s/ BRIAN M. BEATTIE Brian M. Beattie	Chief Financial Officer (Principal Financial Officer)	December 20, 2012
/s/ ESFANDIAR NADDAF Esfandiar Naddaf	Vice President, Corporate Controller (Principal Accounting Officer)	December 20, 2012
/s/ ALFRED J. CASTINO Alfred J. Castino	Director	December 20, 2012
/s/ BRUCE R. CHIZEN Bruce R. Chizen	Director	December 20, 2012
/s/ DEBORAH A. COLEMAN Deborah A. Coleman	Director	December 20, 2012
/s/ CHRYSOSTOMOS L. NIKIAS Chrysostomos L. Nikias	Director	December 20, 2012
/s/ JOHN G. SCHWARZ John G. Schwarz	Director	December 20, 2012
/s/ ROY VALLEE Roy Vallee	Director	December 20, 2012
/s/ STEVEN C. WALSKE Steven C. Walske	Director	December 20, 2012

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
2.1	Agreement and Plan of Merger among Synopsys, Inc., Magma Design Automation, Inc. and Lotus Acquisition Corp. dated November 30, 2011	8-K	000-19807	2.1	12/01/11	
3.1	Amended and Restated Certificate of Incorporation	10-Q	000-19807	3.1	09/15/03	
3.2	Amended and Restated Bylaws	8-K	000-19807	3.2	05/23/12	
4.1	Specimen Common Stock Certificate	S-1	33-45138	4.3	02/24/92 (effective date)	
10.1	Form of Indemnification Agreement for directors and executive officers	8-K	000-19807	99.2	07/14/11	
10.2	Director's and Officer's Insurance and Company Reimbursement Policy	S-1	33-45138	10.2	02/24/92 (effective date)	
10.3	Lease Agreement, dated August 17, 1990, between Synopsys, Inc. and John Arrillaga, Trustee, or his successor trustee, UTA dated July 20, 1977 (John Arrillaga Separate Property Trust), as amended, and Richard T. Peery, Trustee, or his successor trustee, UTA dated July 20, 1977 (Richard T. Peery Separate Property Trust), as amended, ("The August 17, 1990 Lease")	S-1	33-45138	10.6	02/24/92 (effective date)	
10.3(i)	Amendment No. 1 to The August 17, 1990 Lease	10-K	000-19807	10.13	12/21/07	
10.3(ii)	Amendment No. 2 to The August 17, 1990 Lease					X
10.3(iii)	Amendment No. 3 to The August 17, 1990 Lease	10-K	000-19807	10.12	12/21/07	
10.3(iv)	Amendment No. 4 to The August 17, 1990 Lease					X
10.3(v)	Amendment No. 5 to The August 17, 1990 Lease	10-K	000-19807	10.11	12/21/07	
10.3(vi)	Amendment No. 6 to The August 17, 1990 Lease	10-K	000-19807	10.10	12/21/07	
10.4*	Deferred Compensation Plan as restated effective August 1, 2002	10-Q	000-19807	10.5	06/10/04	
10.5	Lease Agreement, dated June 16, 1992, between Synopsys, Inc. and John Arrillaga, Trustee, or his successor trustee, UTA dated July 20, 1977 (John Arrillaga Separate Property Trust), as amended, and Richard T. Peery, Trustee, or his successor trustee, UTA dated July 20, 1977 (Richard T. Peery Separate Property Trust), as amended, ("The June 16, 1992 Lease")	10-K	000-19807	10.15	Fiscal year ended September 30, 1992	
10.5(i)	Amendment No. 1 to The June 16, 1992 Lease					X

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.5(ii)	Amendment No. 2 to The June 16, 1992 Lease					X
10.5(iii)	Amendment No. 3 to The June 16, 1992 Lease	10-K	000-19807	10.15	12/21/07	
10.5(iv)	Amendment No. 4 to The June 16, 1992 Lease	10-K	000-19807	10.14	12/21/07	
10.6	Lease Agreement, dated June 23, 1993, between Synopsys, Inc. and John Arrillaga, Trustee, or his successor trustee, UTA dated July 20, 1977 (John Arrillaga Separate Property Trust), as amended, and Richard T. Peery, Trustee, or his successor trustee, UTA dated July 20, 1977 (Richard T. Peery Separate Property Trust), as amended, ("The June 23, 1993 Lease")	10-K	000-19807	10.16	Fiscal year ended September 30, 1993	
10.6(i)	Amendment No. 1 to The June 23, 1993 Lease					X
10.6(ii)	Amendment No. 2 to The June 23, 1993 Lease	10-K	000-19807	10.17	12/21/07	
10.6(iii)	Amendment No. 3 to The June 23, 1993 Lease	10-K	000-19807	10.16	12/21/07	
10.7	Lease Agreement, dated August 24, 1995, between Synopsys, Inc. and John Arrillaga, Trustee, or his successor trustee, UTA dated July 20, 1977 (John Arrillaga Separate Property Trust), as amended, and Richard T. Peery, Trustee, or his successor trustee, UTA dated July 20, 1977 (Richard T. Peery Separate Property Trust), as amended, ("The August 24, 1995 Lease")	10-K	000-19807	10.21	Fiscal year ended September 30, 1995	
10.7(i)	Amendment No. 1 to The August 24, 1995 Lease	10-K	000-19807	10.18	12/21/07	
10.8	Lease Agreement, dated January 2, 1996 between Synopsys, Inc. and Tarigo-Paul, a California Limited Partnership, ("The January 2, 1996 Lease")	10-Q	000-19807	10.28	05/14/96	
10.8(i)	First Amendment to The January 2, 1996 Lease	8-K	000-19807	10.42	09/12/06	
10.8(ii)	Second Amendment to The January 2, 1996 Lease	8-K	000-19807	10.41	09/12/06	
10.8(iii)	Third Amendment to The January 2, 1996 Lease					X
10.8(iv)	Fourth Amendment to The January 2, 1996 Lease					X
10.8(v)	Notification of Change of Ownership of Leased Premises under The January 2, 1996 Lease—Effective September 25, 2012					X
10.9	Notification of Change of Ownership of Leased Premises—Effective April 25, 2006, notifying Synopsys, Inc. of the change of ownership under multiple leases	10-K	000-19807	10.20	12/21/07	

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.10	Lease Agreement dated October 14, 2011 between Synopsys, Inc. and 690 E. Middlefield Road Fee, LLC, ("The October 14, 2011 Lease")	10-K	000-19807	10.19	12/16/11	
10.10(i)	Notification of Change of Ownership of Leased Premises under The October 14, 2011 Lease—Effective May 9, 2012					X
10.11*	1992 Stock Option Plan, as amended and restated	10-K	000-19807	10.29	01/25/02	
10.12*	Employee Stock Purchase Plan, as amended	8-K	000-19807	10.21	04/05/12	
10.13*	Synopsys Amended and Restated Deferred Compensation Plan II	10-Q	000-19807	10.23	3/09/09	
10.14*	1994 Non-Employee Directors Stock Option Plan, as amended and restated	10-Q	000-19807	10.1	09/15/03	
10.15*	1998 Nonstatutory Stock Option Plan	S-8	333-90643	10.1	11/09/99	
10.16	Amended and Restated Credit Agreement, dated February 17, 2012, among Synopsys as Borrower, the several Lenders from time to time parties thereto, Bank of America, N.A. and Wells Fargo Bank, N.A. as Co-Syndication Agents, HSBC Bank USA, N.A. and Union Bank, N.A. as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as Co-Lead Arrangers and Co-Bookrunners	8-K	000-19807	10.45	02/22/12	
10.17*	Form of Stock Option Agreement under 1992 Stock Option Plan	10-K	000-19807	10.27	01/12/05	
10.18*	Non-Employee Director Compensation Arrangements	10-K	000-19807	10.27	12/17/10	
10.19*	2005 Non-Employee Director Equity Incentive Plan, as amended	8-K	000-19807	10.30	03/31/10	
10.20*	Synopsys, Inc. 2005 Assumed Stock Option Plan	8-K	000-19807	10.34	09/12/05	
10.21*	Form of Amended and Restated Executive Change of Control Severance Benefit Plan	10-K	000-19807	10.32	12/22/08	
10.22*	Form of Restricted Stock Grant Notice and Award Agreement under 2005 Non-Employee Directors Equity Incentive Plan	10-K	000-19807	10.33	12/16/11	
10.23*	Form of Stock Options Grant Notice and Option Agreement under 2005 Non-Employee Directors Equity Incentive Plan	10-K	000-19807	10.34	12/16/11	
10.24*	2006 Employee Equity Incentive Plan, as amended	8-K	000-19807	10.35	04/05/12	
10.25*	Form of Restricted Stock Unit Grant Notice and Award Agreement under 2006 Employee Equity Incentive Plan	10-Q	000-19807	10.37	09/02/11	
10.26*	Form of Notice of Grant of Stock Options and Option Agreement under 2006 Employee Equity Incentive Plan	10-Q	000-19807	10.34	09/02/11	
10.27*	Executive Incentive Plan 162(m)	8-K	000-19807	10.42	01/28/10	

Exhibit Number	Exhibit Description	Incorporated By Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.28*	Amended and Restated Employment Agreement, dated June 2, 2008, between Synopsys, Inc. and Dr. Aart de Geus	8-K	000-19807	10.50	06/03/08	
10.29*	Amended and Restated Employment Agreement, dated June 2, 2008, between Synopsys, Inc. and Dr. Chi-Foon Chan	8-K	000-19807	10.51	06/03/08	
10.30*	Compensation Recovery Policy	10-K	000-19807	10.46	12/22/08	
21.1	Subsidiaries of Synopsys, Inc.					X
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (see signature page to this Annual Report on Form 10-K)					X
31.1	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act					X
31.2	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act					X
31.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act					X
32.1	Certification of Co-Chief Executive Officers and Chief Financial Officer furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

* Indicates a management contract, compensatory plan or arrangement.

EXHIBIT 31.1

CERTIFICATION

I, Aart J. de Geus, certify that:

1. I have reviewed this Annual Report on Form 10-K of Synopsys, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 20, 2012

/s/ Aart J. de Geus

Aart J. de Geus
Co-Chief Executive Officer and Chairman
(Co-Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Chi-Foon Chan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Synopsys, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 20, 2012

/s/ Chi-Foon Chan

Chi-Foon Chan
Co-Chief Executive Officer and President
(Co-Principal Executive Officer)

EXHIBIT 31.3

CERTIFICATION

I, Brian M. Beattie, certify that:

1. I have reviewed this Annual Report on Form 10-K of Synopsys, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 20, 2012

/s/ Brian M. Beattie

Brian M. Beattie
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 1350, Chapter 63 of Title 18 of the United States Code (18 U.S.C-§1350), each of Aart J. de Geus, Co-Chief Executive Officer and Chairman of Synopsys, Inc., a Delaware corporation (the "Company"), Chi-Foon Chan, Co-Chief Executive Officer and President of the Company, and Brian M. Beattie, Chief Financial Officer of the Company, does hereby certify, to such officer's knowledge that:

The Annual Report on Form 10-K for the fiscal year ended October 31, 2012 (the "Form 10-K") to which this Certification is attached as Exhibit 32.1 fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned have set their hands hereto as of the 20th day of December, 2012.

/s/ Aart J. de Geus

Aart J. de Geus
Co-Chief Executive Officer and Chairman

/s/ Chi-Foon Chan

Chi-Foon Chan
Co-Chief Executive Officer and President

/s/ Brian M. Beattie

Brian M. Beattie
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not deemed filed with the Securities and Exchange Commission as part of the Form 10-K or as a separate disclosure document and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.